As filed with the Securities and Exchange Commission on August 27, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Olaplex Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2844	87-1242679
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Address Not Applicable 1

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

JuE Wong

President and Chief Executive Officer

Olaplex Holdings, Inc.

1187 Coast Village Rd, Suite 1-520

Santa Barbara, CA 93108

(310) 691-0776

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Craig Marcus, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Ian D. Schuman, Esq. Erika L. Weinberg, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, NY, 10020 (212) 906 - 1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$100,000,000	$10,910

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[1]	Olaplex Holdings, Inc. is a fully remote company. Accordingly, it does not maintain a principal executive office.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion. Dated August 27, 2021.

            Shares

Common Stock

This is an initial public offering of shares of common stock of Olaplex Holdings, Inc. All of the                  shares of our common stock are being offered by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                and $                . We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “OLPX”.

After the completion of this offering, investment funds affiliated with Advent International Corporation will beneficially own approximately             % of the combined voting power of our common stock (or             % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” within the meaning of the corporate governance standards for Nasdaq-listed companies and will be exempt from certain corporate governance requirements of such rules. See “Management—Controlled Company Status” and “Principal and Selling Stockholders.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 25 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” beginning on page 163 for additional information regarding underwriter compensation.

To the extent the underwriters sell more than                  shares of our common stock, the underwriters have an option to purchase up to an additional                  shares from the selling stockholders at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley	Barclays

BofA Securities	Evercore ISI	Jefferies	Raymond James

Cowen	Piper Sandler	Truist Securities	Telsey Advisory Group	Drexel Hamilton	Loop Capital Markets

Prospectus dated                     , 2021

OLAPLEX INSPIRED BY SALONS. PROVEN BY SCIENCE.REPAIR STRENGTHEN PROTECT

OLAPLEX®

THE COMPLETE HAIR REPAIR SYSTEM

PATENTED TECHNOLOGY • OLAPLEX.COM
OLAPLEX
Nº6
BOND SMOOTHER™
LEAVE-IN REPARATIVE STYLING CREME
REDUCES FRIZZ, NOURISHES & PROTECTS
100 ml/Net 3.3 fl oz
OLAPLEX
Nº8
BOND INTENSE MOISTURE MASK
100 mL / 3.3 fl. oz.
OLAPLEX
Nº5
BOND MAINTENANCE™ CONDITIONER
250 ml/Net 8.5 fl oz
OLAPLEX
Nº4
BOND MAINTENANCE™ SHAMPOO
250 ml/Net 8.5 fl oz
OLAPLEX
HAIR PERFECTOR
Nº3
OLAPLEX
Nº0
TAKE HOME • OLAPLEX.COM
PROFESSIONAL INSPIRED
OLAPLEX
INTENSIVE BOND BUILDING HAIR TREATMENT
155ml/Net 5.2 fl oz
OLAPLEX
Nº7
BONDING OIL
30 ml/Net 1 fl oz
OLAPLEX
BOND MULTIPLIER
Nº1
OLAPLEX
BOND PERFECTOR
Nº2

REPAIR • STRENGTHEN • PROTECT

OLAPLEX THE COMPLETE HAIR REPAIR SYSTEM REPAIR STRENGTHEN PROTECT

OLAPLEX®

#1
bond-building brand in professional haircare

90%
net sales growth from FY'19 to FY'20

---

71 NPS
#1 amongst similar brands

#1
haircare brand at Sephora[1]

~82%
2020 Adj. gross margin

#1
follower count on Instagram vs similar brands

Top 2
brand on Amazon across our categories[2]

71%
2020 Adj. EBITDA margin

[1] In 2020 based on sales.
[2] Based on Company estimates of sales in June and July 2021.

REPAIR • STRENGTHEN • PROTECT

OLAPLEX 76% of stylists believe OLAPLEX offers higher quality products than other brands #1 brand in professional haircare 90% growth from FY19 to FY21 71 NPS #1 amongst similar brands #1 brand at Sephora 80%+ gross margins #1 follower count across haircare brands on Instagram Top2 brand on Amazon across our categories 65%+ Adj. EBITDA margin REPAIR STRENGTHEN PROTECT

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

ABOUT THIS PROSPECTUS

We, the selling stockholders and the underwriters (and any of our or their affiliates) have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses filed with the Securities and Exchange Commission (the “SEC”). We, the selling stockholders and the underwriters (and any of our or their affiliates) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. We, the selling stockholders and the underwriters (and any of our or their affiliates) have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who obtain this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

BASIS OF PRESENTATION

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultants, publicly available information, various industry publications, other published industry sources and our internal data and estimates. While independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable we have not independently verified such information.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by any independent sources. To the extent that any estimates underlying such market-derived information and other factors are incorrect, actual results may differ materially from those expressed in the independent parties’ estimates and in our estimates.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this prospectus. This prospectus also contains trademarks, service marks, trade names

i

and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures,” including adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, adjusted net income and adjusted net income per share (unit). These are financial measures that are not calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”). For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, please see the sections titled “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

THE REORGANIZATION

Penelope Group Holdings, L.P., a Delaware limited partnership (“Penelope Group Holdings”), is a holding company and the direct parent of Penelope Holdings Corp., which is the indirect parent of Olaplex, Inc., our primary operating subsidiary. The consolidated financial statements of Penelope Holdings Corp., as the predecessor of the issuer of the shares offered by this prospectus, are the financial statements included in this prospectus. Olaplex Holdings, Inc. (“Olaplex Holdings”) is a newly formed Delaware corporation formed by Advent International GPE IX, LP (“Fund IX”), an investment fund affiliated with Advent International Corporation. Fund IX and other investment funds affiliated with Advent International Corporation (the “Advent Funds”) together with other investors (the “Existing Owners”) hold 100% of the economic equity interests in Penelope Group Holdings. Fund IX also holds 100% of the equity interests in Penelope Group Holdings GP II, LLC (“Penelope Group GP II”), which will be designated as, and replace Penelope Group GP, LLC (“Penelope Group GP”) in the capacity of, general partner of Penelope Group Holdings and will hold a non-economic general partner interest in the partnership prior to the consummation of this offering. Following such designation and prior to the consummation of this offering, we intend to complete a series of transactions pursuant to which (i) the Existing Owners will contribute 100% of their respective economic equity interests in Penelope Group Holdings, and Fund IX will further contribute 100% of the equity interests in Penelope Group GP II, to Olaplex Holdings in exchange for (1) shares of common stock of Olaplex Holdings and (2) certain rights to payments under an income tax receivable agreement to be entered into at the time of the contribution, (ii) outstanding options to purchase equity interests in Penelope Holdings Corp. will become options to purchase shares of common stock of Olaplex Holdings (or be forfeited in the case of performance-based options for which the applicable performance condition is not satisfied), and (iii) outstanding cash-settled units of Penelope Holdings Corp. will become a cash-settled units of Olaplex Holdings (or be forfeited in the case of performance-based cash-settled units for which the applicable performance condition is not satisfied). We refer to this as the “Pre-IPO Reorganization.”

Prior to the Pre-IPO Reorganization, Olaplex Holdings is the sole owner of Olaplex Intermediate, Inc. and has no other material assets. Following the Pre-IPO Reorganization, Olaplex Holdings will also be the direct parent of Penelope Group Holdings and Penelope Group GP II. Following the consummation of this offering, we intend to complete a series of additional transactions pursuant to which (i) Olaplex Holdings will contribute 100% of the equity interests of Penelope Group Holdings and 100% of the equity interests of Penelope Group GP II to Olaplex Intermediate, Inc., and (ii) Penelope Group Holdings and Penelope Group GP II will each merge with and into Olaplex Intermediate, Inc. with Olaplex Intermediate, Inc. surviving each merger. We refer to these transactions, together with the Pre-IPO Reorganization, as the “Reorganization.”

ii

Immediately following the Reorganization, Olaplex Holdings will be a holding company with no material assets other than 100% of the equity interest in Olaplex Intermediate, Inc., which will be the direct parent of Penelope Holdings Corp. and indirect parent of Olaplex, Inc., and Olaplex Holdings will consolidate Penelope Holdings Corp. and its subsidiaries in its historical consolidated financial statements. See “The Reorganization.”

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you should consider before deciding to invest in our common stock. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the financial statements and the notes thereto, included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “us,” “our,” “Olaplex” or the “Company” refer, prior to the Reorganization, to Penelope Group Holdings and its consolidated subsidiaries and, after the Reorganization, to Olaplex Holdings and its consolidated subsidiaries.

Company Overview

OLAPLEX: Our Mission to Improve Hair Health

OLAPLEX is an innovative, science-enabled, technology-driven beauty company. We are founded on the principle of delivering effective, patented and proven performance in the categories where we compete. We strive to empower our consumers to look as beautiful on the outside as they feel on the inside.

We believe every person deserves to have healthy, beautiful hair, whether they are visiting a salon or caring for their hair at home. Our commitment to deliver results that are visible on first use, coupled with our strong sense of community across both professional hairstylists and consumers, has driven tremendous brand loyalty. We offer our award-winning products through a global omni-channel platform serving the professional, specialty retail, and direct-to-consumer (“DTC”) channels.

Science-Backed Brand that Attracts a Loyal and Engaged Community

We offer science-backed solutions that improve hair health and are trusted by stylists and consumers. We identify our consumers’ most relevant haircare concerns in collaboration with our passionate and highly engaged community of professional hairstylists and consumers, and strive to address them through our proprietary technology and innovation capabilities. Our deep roots in the professional haircare community and strong ties with our global network of hairstylists creates a continuous feedback loop, providing unique insight into the hair health goals and concerns of our consumers. Our hairstylists are our strongest advocates; they have grown with our business since our founding in 2014, and through mutual support we have empowered them to connect with their clients and to champion our brand through an engaged and active social community. This community also provides insight into consumer needs and positions OLAPLEX to leverage our research and development platform to respond to consumers’ demands for improved hair health by creating high-quality products that result in healthy, beautiful hair. Results have validated our approach. We believe that over 90% of our consumers think OLAPLEX products make their hair healthier, which we believe is among the highest ratings compared to competitors in this category. Moreover, we believe OLAPLEX’s professional net promoter score of 71% as of April 2021 is the highest in our brand category and well above the average score in our category. The quality of our products, combined with our community-driven approach to engaging with both professional hairstylists and our consumers, have created a strong and loyal following for OLAPLEX that we believe provides a unique competitive advantage and foundation for growth.

High Performance Products Proven by Science

OLAPLEX disrupted and revolutionized the professional haircare industry by creating the bond building category in 2014. We have grown from an initial offering of three products sold exclusively through the professional channel to a broader suite of products offered through the professional, specialty retail and DTC channels that have been strategically developed to address three key uses: treatment, maintenance and protection. Our unique bond building technology can repair disulfide bonds in human hair that are destroyed via chemical, thermal, mechanical, environmental and aging processes. We have strategically expanded our product line over time to create a self-care routine that our consumers look forward to and rely upon on a daily basis. Our current product portfolio comprises nine unique, complementary products specifically developed to provide a holistic regimen for hair health. Our proprietary, patent-protected ingredient, Bis-aminopropyl diglycol dimaleate (“Bis-amino”), serves as the common thread across our products and is a key differentiator in our ability to create trusted, high-quality products. Underpinning our product range is a portfolio of more than 100 patents which protect our proprietary technology and, we believe, create both barriers to entry and a foundation for entry into adjacent categories over time, especially given our patent claims are broadly drafted and include claims covering applications across adjacent categories in haircare, and also in skin care and nail health for example.

Our current hair health platform is championed by two products that can be purchased only through professional hairstylists, No. 1 and No. 2. These two products often serve as an introduction to our brand and a gateway to seven additional products that can be used both at home and in the salon.

Our Products

Synergistic Channel Strategy Underpinned by Our Omni-Channel Approach

We have developed a cohesive and synergistic distribution strategy that leverages the strength of each of our channels, including the specific attributes of each channel as depicted below, and our strong digital capabilities that we apply across our omni-channel sales platform.

Our professional channel, which includes both products used by hairstylists in-salon and products sold by hairstylists to consumers for use at home, comprised 55% of our 2020 total net sales and grew 59% from 2019 to 2020. The professional channel serves as the foundation for our brand, validating the quality of our products and influencing our consumers’ purchasing decisions.

In 2018, as OLAPLEX continued to grow, we established our retail presence through expansion into the DTC channel and specialty retail channel (principally Sephora), both of which have continued to grow as we have developed our omni-channel platform. Our specialty retail channel grew 75% from 2019 to 2020, representing 18% of our 2020 total net sales. Our DTC channel, comprised of OLAPLEX.com and sales through third-party e-commerce platforms, grew 260% from 2019 to 2020, and represented 27% of our 2020 total net sales. This channel also provides us with the opportunity to engage directly with our consumers to help create a feedback loop that drives our decisions around new product development.

Commitment to Social and Environmental Consciousness

We are passionate about promoting wellness, starting with the integrity of your hair and extending to supporting our communities and minimizing our impact on the environment, allowing us to drive social and environmental awareness in the beauty industry.

•

Supporting Small Businesses. We are invested in supporting the success of our community of hairstylists, 98% of whom are small business owners, and a meaningful percentage of whom are racial or ethnic minorities. For example, during the height of the COVID-19 pandemic we implemented a number of initiatives to support our hairstylist communities during salon closures, including our Affiliate Program, which enabled hairstylists to generate income by selling Olaplex products for at-home use.

•

Diversity, Equity, and Inclusion. We believe it is important that our employees reflect the diversity of our hairstylist and consumer community. Our Diversity, Equity, and Inclusion (“DEI”) initiatives focus on promoting a workplace of inclusion and acceptance. As of June 30, 2021, 77% of our employees identify as female and 41% identify as non-white. In addition, an employee survey from February 2021 found 90% of our employees agree that we have an inclusive environment that makes them feel comfortable bringing their true selves to work. Many of our current Olaplex employees are former stylists whose unique perspectives and insights have helped us better understand our diverse consumer base and what matters to them.

•

Environmental Sustainability. We continue to explore ways to reduce our carbon footprint and to contribute to a more sustainable future for our planet. One of our key initiatives is to limit the use of secondary packaging in which our products are sold. We believe that between 2015 to 2021 we avoided the use of approximately 2.9 million pounds of paper packaging, which we believe prevented approximately 23 million pounds of greenhouse gas from being emitted into the environment, conserved approximately 37 million gallons of water and saved approximately 29,000 trees from deforestation, as compared to manufacturing, packaging and distribution alternatives. In addition, we strive to produce clean products that exclude certain harmful ingredients. These efforts are well recognized in the industry, with OLAPLEX being one of only 21 haircare brands accredited with the “Clean at Sephora” designation, as of July 31, 2021.

Scaled and Nimble Supply Chain

We have developed a flexible and resilient supply chain, designed to support long-term growth at scale. A core tenet of this strategy is leveraging strong partnerships with our co-manufacturers and distributors to create an expansive supply network with ample capacity without significant additional capital investment. Maintaining an asset-light business model has helped us to generate strong free cash flow.

Robust Financial Performance

The strength of our business model and ability to scale have created a compelling financial profile characterized by revenue growth and very strong profitability over the past two years that we believe is among the best in our industry. Our net sales increased from $148.2 million in 2019 to $282.3 million in 2020, representing a 90% increase. Our net income decreased from $60.9 million in 2019 to $39.3 million in 2020, representing a 36% decrease, primarily as a result of interest expense on debt incurred in January 2020 upon the Acquisition (as defined herein), and our adjusted net income increased from $100.5 million in 2019 to $131.1 million in 2020, representing a 30% increase. We have also experienced robust adjusted EBITDA growth over the past year, increasing our adjusted EBITDA from $100.5 million in 2019 to $199.3 million in 2020, representing a 98% increase, and an increase in our adjusted EBITDA margins from 68% in 2019 to 71% in 2020. We have continued to see strong momentum in our business, with net sales increasing from $99.6 million for the six months ended June 30, 2020 to $270.2 million for the six months ended June 30, 2021, representing an increase of 171%, and net income increasing from a net loss of $22.4 million for the six months ended June 30, 2020 to net income of $94.9 million for the six months ended June 30, 2021. Our adjusted EBITDA margins continue to be robust, remaining at 71% for the six months ended June 30, 2021. See “Summary Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information regarding our financial performance and non-GAAP measures, together with a reconciliation of non-GAAP measures to their most directly comparable GAAP measures.

Historical Net Sales and Adjusted EBITDA

(dollars in millions)

Net Sales	Adjusted EBITDA and Margin

Our Market Opportunity

Haircare Represents a Large, Growing Market

Haircare represents a large, addressable market and presents significant opportunities for growth. In 2020, the market was sized at $77 billion globally and is expected to grow at a compound annual rate of ~6% from 2020 to 2025.

Consumers are Increasingly Focused on Health and Wellness

In particular, we focus on hair health, a key driver of our consumers’ purchasing decisions. Our first area of focus was damaged hair, among the most important components of hair health, which we addressed through our proprietary bond building technology. We believe approximately 91% of U.S. women do something every day to damage their hair, such as coloring, chemical services, heat styling, washing and brushing, which we believe has driven strong demand for our bond-building products.

Several significant tailwinds support the long-term growth prospects of the haircare market. The way our consumers feel about their hair has a strong impact on how they perceive themselves; we believe that continued focus on personal appearance and wellness will drive increased spend in the category. We believe consumers are also becoming increasingly health-conscious, generating a high demand for clean, technology-backed beauty products that achieve results, and that the importance of hair health has driven increased willingness among our consumers to invest in premium-quality products. Our offerings, which are able to deliver results after the first use, position us well to meet this rising consumer demand.

Innovative, Consumer-Connected Brands Are Taking Share

As consumers increasingly demand high-performance, innovative solutions for hair health, we believe that the haircare industry is ripe for disruption. Heritage beauty brands have lost market share to innovative, consumer-connected brands that are more agile and better equipped to meet evolving consumer needs. According to Euromonitor, the top three haircare companies globally (by retail sales) have lost over 430 basis points of market share since 2015. This dynamic has created a significant opportunity for OLAPLEX to gain market share. Increasing focus on hair health also provides significant runway for future growth as we extend our product offering to focus on providing other haircare solutions.

Whitespace in the Broader Beauty and Personal Care Category

We also are well positioned to expand into the $633 billion beauty and personal care category by leveraging our differentiated technology platform, and we believe consumers would be interested in OLAPLEX product offerings in other beauty categories, such as skincare, a $140 billion global category. We intend to utilize our innovation expertise to enter adjacent categories and create clean, healthy solutions for the broader personal care needs of our consumers. We are confident that our deep connection with our consumer community, which has driven significant engagement as we launch new haircare products, will allow us to expand into beauty and wellness categories in the future.

Our Strengths

Differentiated Brand Positioning Steeped in Science-Backed, Proven Products

OLAPLEX is built upon a vision of delivering scientific hair health solutions to both professional hairstylists and our consumers. We believe that demand for OLAPLEX products is driven by the visible results of our products, and that our ability to provide scientifically supported hair health solutions has engendered trust, loyalty and advocacy among our consumers across channels. This has enabled OLAPLEX to become the #1 bond-building haircare brand in the professional channel, and a top ranked haircare brand within our specialty retail channel. Furthermore, we believe that over 70% of consumers consider OLAPLEX to be both a brand they trust and a brand that helps them take care of their hair.

Beloved Brand with Passionate and Loyal Consumer Following

Our dedication to providing science-driven solutions has created an engaged consumer base that we believe advocates authentically for the quality of our products. Our unique relationship with stylists and active involvement with them through digital forums, OLAPLEX Pro App and as brand ambassadors has driven community engagement that has fostered loyalty among the consumer community as well. We continue to build loyal relationships with elite hairstylists and brand ambassadors who educate our consumers, test our products, participate in our brand campaigns and introduce our products to their clientele, and who have leadership influence and reach throughout the hairstylist community. We believe our products’ quality and ability to deliver visible results after first use, coupled with our solutions-based product system, has led to deep penetration within the purchasing habits of our consumers. We believe consumers who purchase at least one OLAPLEX product on average have purchased over 3.5 other products from our product suite in the last twelve months. We believe this broad cross-purchasing activity demonstrates that consumers are using our products as part of a broader haircare regimen.

Furthermore, our consumers have continued to engage with the OLAPLEX brand online. As of July 31, 2021, the OLAPLEX hashtag has been used over 12.1 million times across social media platforms by our community of professional hairstylists and consumers who create their own content about their haircare regimen. In the past year, we had exceptional engagement with our Instagram community of over 2 million followers as of July 31, 2021, which generated over 2.4 million likes and an average of approximately 13,000 story views a day. Our passionate consumer base is also demonstrated by our presence on TikTok where our videos have been viewed over one million times between April and July 2021, and, as of July 2021, videos using the OLAPLEX hashtag have been viewed over 317 million times since the hashtag first appeared on the platform.

Positioned in Compelling Sub-Verticals

We believe our focus on large, high-growth segments of the haircare industry separates us from our competitors. Our products address the most relevant categories within haircare: treatment, maintenance and protection. Maintenance is one of the largest haircare subcategories and consists of products such as shampoos and conditioners. Our shampoo and conditioner products are key areas of focus and have experienced growth of approximately 93% from 2019 to 2020. We believe that treatment and protection are two areas that consumers are most concerned about, and therefore are categories that deliver strong loyalty where consumers are less likely to switch brands and products. We believe over 70% of consumers have experienced one of the following: hair loss, damage, coarseness, thinness, frizz, or dryness. We help consumers address many of these haircare concerns with our patented and proven Bond Building Hair Treatment, Hair Perfector and Bond Intense Moisture Mask.

Powerful Product Portfolio Supported by Proven Innovation Capabilities

Our innovation capabilities and unique approach to product development have allowed us to develop a portfolio of powerful, patent-protected and proven hair health solutions. In seeking to address the most important concerns in hair health, we incorporate feedback from our community of professional hairstylists and consumers into solution-oriented products that speak to our consumers’ needs. These consumer insights inform the efforts of our in-house research and development team, dedicated OLAPLEX laboratory, independent lab testing, and real-world salon testing, creating a virtuous feedback loop. Bis-amino is an example of science-enabled technology. This molecule is the formulating ingredient in all of our products and addresses a root cause of damage by repairing broken hair bonds.

We have a strong track-record of successful product launches. The launch of our No. 0 Intense Bond Building Treatment created exceptional social media engagement, which resulted in our product ranking as the #1 selling SKU at Sephora during the first weeks following its launch, according to Sephora’s internal reporting. Similarly, the launch of our No. 8 Bond Intense Moisture Mask was the biggest haircare launch in 2021, through July 2021, at Sephora based on sales. In addition, No. 8 generated over $7 million in sell-through sales and sold over 400,000 units within the first three weeks of launching at our top U.S. accounts in March 2021, representing the largest launch in our history by net sales. We are supporting our future innovation pipeline through the development of new technology that seeks to address other key components of hair health.

Synergistic Omni-Channel Strategy and Market Leadership Across Channels

Our integrated channel strategy across the professional, specialty retail and DTC channels creates a powerful feedback loop that reinforces consumer spending across channels. Our digital capabilities support each of our channels and provide us with direct touchpoints with our consumers. We believe that our professional channel provides credibility as a trusted source of product recommendation to our consumers, thereby supporting our specialty retail and DTC channels by serving as an introduction to our brand. We believe that approximately 35% of our consumers purchase OLAPLEX products after being introduced to the product by their hairstylist. Once this introduction is made, our consumers often begin purchasing our products through our specialty retail and DTC channels. We offer our retail partners a curated portfolio of highly productive products with incremental benefits, which contrasts starkly with many brands’ broad assortments. Our specialty retail and DTC presence allows us to reach our consumers everywhere they shop, and drives revenue to professional hairstylists when clients seek professional-strength OLAPLEX treatments in the salon to complement at-home use. This cycle has driven significant cross-channel shopping opportunities and is supported by our digital initiatives: for example, we believe nearly 50% of our customers that purchase product on OLAPLEX.com have also purchased OLAPLEX products in retail locations and 40% have also purchased in a salon. Our ability to succeed across channels is a hallmark of our business model. For example, in 2020, OLAPLEX was the #1 haircare brand at Sephora based on sales and five of our products were the best selling in their respective categories at Beauty Systems Group (“BSG”). In addition, we believe that during July 2021 our No. 0 + No. 3 kit and No. 5 solutions were two of the top ten haircare products sold on Amazon. Our global brand resonance and community of stylists allows us to leverage this integrated channel strategy internationally as well, with strong footholds within professional communities supported by presence in key specialty retailers and recent expansion into DTC.

Experienced and Visionary Management Team and Board

Our strategic vision and culture are directed by our skilled management team, who collectively have decades of strategic and operating experience in the beauty and luxury fashion industries. Our leadership is further augmented by a board of directors with expertise in beauty, innovation, digital and operations. Our Board members have experience across world-class companies such as Chanel, Conde Nast, Stitch Fix, Instagram, Facebook, Lululemon and Sonos.

Robust Organic Growth and Margin Profile

The strength of our business model and ability to scale have created a compelling financial profile characterized by revenue growth and very strong profitability over the past two years that we believe is among the best in our industry. Our net sales increased from $148.2 million in 2019 to $282.3 million in 2020, representing a 90% increase. Our net income decreased from $60.9 million in 2019 to $39.3 million in 2020, representing a 36% decrease, and our adjusted net income increased from $100.5 million in 2019 to $131.1 million in 2020, representing a 30% increase. We have also experienced robust adjusted EBITDA growth over the past year, increasing our adjusted EBITDA from $100.5 million in 2019 to $199.3 million in 2020, representing a 98% increase, and an increase in our adjusted EBITDA margins from 68% in 2019 to 71% in 2020. We have continued to see strong momentum in our business, with net sales increasing from $99.6 million for the six months ended June 30, 2020 to $270.2 million for the six months ended June 30, 2021, representing an increase of 171%, and net income increasing from a net loss of $22.4 million for the six months ended June 30, 2020 to net income of $94.9 million for the six months ended June 30, 2021. Our adjusted EBITDA margins continue to be robust, remaining at 71% for the six months ended June 30, 2021. We have a proven track record of strong financial performance as we continue to build out our global omni-channel platform. Our attractive financial profile gives us significant flexibility as we pursue new growth initiatives.

Our Growth Strategies

Grow Brand Awareness and Household Penetration

There is significant opportunity to continue to grow brand awareness and educate consumers about OLAPLEX and the benefits of our solution-based regimen. We believe that only 45% of prestige haircare consumers have aided awareness of OLAPLEX compared to a competitor peer median of 69%. Additionally, we believe only 11% of overall beauty consumers surveyed at Sephora have aided awareness of the Olaplex brand. We further believe our powerful and highly-engaged digital community and network of brand advocates will allow us to reach new consumers rapidly. As of July 31, 2021, our digital community included more than 100 brand advocates, including licensed cosmetologists supporting our content creation, two professional-dedicated communities on social media consisting of over 230,000 hairstylists and several company-operated accounts including on Instagram, TikTok, Facebook and other social media platforms, where we have demonstrated robust followership and engagement. We plan to continue to grow our social media engagement by increasing our digital marketing spend and expanding our capabilities to interact with our consumers through OLAPLEX.com and other digital channels. We also plan to grow our brand awareness by continuing to deepen our relationships within the professional community. We believe these efforts to expand awareness and household penetration will enable the OLAPLEX brand to continue growing in the future.

Continue to Grow OLAPLEX Through Existing Points of Distribution

We plan to drive sustained growth in our core channels by increasing repeat purchase rates and brand awareness. As we have expanded, we have demonstrated our ability to drive continued growth with existing customers, as evidenced by our products generating a compound annual growth rate of 134% in sell-through sales from 2018 to 2020 in Sephora, which we believe to be well in excess of our competitors. In addition, our core products represented four of the top ten selling products at Sephora during June 2021. Within specialty retail, our low penetration levels among Sephora customers and relatively limited brand awareness provide us with strong growth opportunities in their existing locations. Within the professional channel, we intend to expand our consumer base of professional hairstylists by growing our brand ambassador community and increasing adoption of our professional-only offerings. Furthermore, within our DTC channel, we continue to see opportunities to enhance OLAPLEX.com, including our recently developed hair diagnostic platform to engage and educate our consumers. Since we began offering our online diagnostic platform in October 2020, consumers have taken the OLAPLEX hair diagnostic test and shared their haircare needs with us more than 1.3 million times.

Expand Distribution to New Geographies and Retailers

We plan to pursue large and meaningful opportunities across specialty retail, travel retail, specialty pharmacy and international markets. We expect to grow our retail distribution by establishing commercial relationships with new customers, where we see many untapped opportunities.

Internationally, we intend to capitalize on growing brand awareness to deepen our reach in existing markets throughout Europe and Asia. In Europe, we particularly see an opportunity to attract more consumers by partnering with specialty pharmacies to expand our points of distribution. In Asia, key areas of focus include accelerating our partnership with Tmall Global in China and broadening our existing distribution channels in Japan. Furthermore, we also plan to focus on growth opportunities in new markets in Latin America where we have a smaller presence compared to other geographies.

Expand our Product Offerings by Utilizing Innovation Capabilities

We plan to continue to leverage our product-solution brand mindset, consumer relevance and product development strategy to expand into new categories. We see opportunities to extend our brand to new areas of hair health and treatment, such as scalp care, as well as other haircare categories in which we have yet to participate. We are also developing other potentially patentable technologies to support extension into non-haircare beauty and wellness categories that provide us with long-term growth opportunities. For example, we believe that approximately 82% of consumers familiar with OLAPLEX would like to see an OLAPLEX skin care line, and 51% of these consumers would switch out their current skin care for an OLAPLEX product. We plan to continue to leverage our powerful research and development strategy to create new products and provide technology-based beauty solutions for our consumers.

Leverage OLAPLEX.com to Strengthen our Direct-To-Consumer Channel

We plan to continue to invest in our digital marketing capabilities and online platform to increase our DTC presence and attract more consumers to our brand. We expect to grow our DTC channel by creating new tools and programs available on our website that interact with our consumers and help them use our products. Specifically, we believe we have an opportunity to gain greater insights from our consumers and enhance connectivity by offering customized feedback for each of their haircare needs. Key areas of focus in our DTC channel strategy include creating new revenue opportunities, increasing the cross-product purchasing patterns of our online consumers and highlighting our DTC channel when expanding in new international geographies.

December 2020 Distribution

On December 18, 2020, we used the proceeds of an incremental amendment to the Credit Agreement (as defined herein), which provided, among other things, for incremental term loans in the amount of $350.0 million, to fund a cash distribution to all holders of Class A common units of Penelope Group Holdings, in an aggregate amount of $470.0 million, or $489.65 per Class A common unit (the “2020 Distribution”).

The Reorganization

Penelope Group Holdings is a holding company and the direct parent of Penelope Holdings Corp., which is the indirect parent of Olaplex, Inc., our primary operating subsidiary. The consolidated financial statements of Penelope Holdings Corp., as the predecessor of the issuer of the shares offered by this prospectus, are the financial statements included in this prospectus. Olaplex Holdings is a newly formed Delaware corporation formed by Fund IX. Fund IX and the other Existing Owners collectively hold 100% of the economic equity interests in Penelope Group Holdings. Fund IX also holds 100% of the equity interests in Penelope Group Holdings GP II, which will be designated as, and replace Penelope Group GP in the capacity of, general partner of Penelope Group Holdings and will hold a non-economic general partner interest in the partnership prior to the consummation of this offering. Following such designation and prior to the consummation of this offering, we intend to complete a series of transactions pursuant to which (i) the Existing Owners will contribute 100% of their respective economic equity interests in Penelope Group Holdings, and Fund IX will further contribute 100% of the equity interests in Penelope Group GP II, to Olaplex Holdings in exchange for (1) shares of common stock of Olaplex Holdings and (2) certain rights to payments under an income tax receivable agreement to be entered into at the time of the contribution,

(ii) outstanding options to purchase equity interests in Penelope Holdings Corp. will become options to purchase shares of common stock of Olaplex Holdings (or be forfeited in the case of performance-based options for which the applicable performance condition is not satisfied), and (iii) outstanding cash-settled units of Penelope Holdings Corp. will become cash-settled units of Olaplex Holdings (or be forfeited in the case of performance-based cash-settled units for which the applicable performance condition is not satisfied).

Prior to the Pre-IPO Reorganization, Olaplex Holdings is the sole owner of Olaplex Intermediate, Inc. and has no other material assets. Following the Pre-IPO Reorganization, Olaplex Holdings will also be the direct parent of Penelope Group Holdings and Penelope Group GP II. Following the consummation of this offering, we intend to complete a series of additional transactions pursuant to which (i) Olaplex Holdings will contribute 100% of the equity interests of Penelope Group Holdings and 100% of the equity interests of Penelope Group GP II to Olaplex Intermediate, Inc. and (ii) Penelope Group Holdings and Penelope Group GP II will each merge with and into Olaplex Intermediate, Inc. with Olaplex Intermediate, Inc. surviving each merger.

Immediately following the Reorganization, Olaplex Holdings will be a holding company with no material assets other than 100% of the equity interest in Olaplex Intermediate, Inc., which will be the direct parent of Penelope Holdings Corp. and indirect parent of Olaplex, Inc., and Olaplex Holdings will consolidate Penelope Holdings Corp. and its subsidiaries in its historical consolidated financial statements. See “The Reorganization.”

The Tax Receivable Agreement

As part of the Reorganization, we will enter into an income tax receivable agreement (the “Tax Receivable Agreement”) under which generally we will be required to pay to the Existing Owners and certain of our equity award holders (including holders of equity awards of Penelope Holdings Corp. who become equity awards of Olaplex Holdings as a result of the Pre-IPO Reorganization) (collectively, the “Existing Stockholders”) 85% of the cash savings, if any, in U.S. federal, state or local tax that we actually realize on our taxable income following this offering (or are deemed to realize in certain circumstances) as a result of (i) certain existing tax attributes, including tax basis in intangible assets and capitalized transaction costs relating to taxable years ending on or before the date of this offering (calculated by assuming the taxable year of the relevant entity closes on the date of this offering), that are amortizable over a fixed period of time (including in tax periods beginning after this offering) and which are available to us and our wholly-owned subsidiaries (collectively, the “Pre-IPO Tax Assets”), and (ii) tax benefits attributable to payments made under the Tax Receivable Agreement, together with interest accrued at a rate equal to the London Inter-bank Offering Rate (“LIBOR”) (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3% from the date the applicable tax return is due (without extension) until paid. Under the Tax Receivable Agreement, generally we will retain the benefit of the remaining 15% of the applicable tax savings.

We expect the payments we will be required to make under the Tax Receivable Agreement will be substantial. The Tax Receivable Agreement will make certain simplifying assumptions regarding the determination of the cash savings in U.S. federal, state or local income tax that we or our subsidiaries realize (or are deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets and the making of payments under the Tax Receivable Agreement, which may result in payments pursuant to the Tax Receivable Agreement in excess of those that would result if such assumptions were not made. In addition, the Tax Receivable Agreement will assume that the attributes giving rise to payments pursuant to the Tax Receivable Agreement will be deemed utilized prior to certain tax attributes arising from certain acquisitions by Olaplex Holdings after the completion of this offering. The Existing Stockholders (or their transferees or assignees) will not reimburse us for any payments previously made if deductions giving rise to payments pursuant to the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any Existing Stockholders (or such Existing Stockholders’s transferees or assignees) will be netted against future payments that would otherwise be made under the Tax Receivable Agreement, if any, after our determination of such excess. We could make future payments to the Existing Stockholders (or their transferees or assignees) under the Tax Receivable Agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, we estimate that we would be required to pay approximately $                in the aggregate under the Tax Receivable Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes and Tax Receivable Agreement.”

Our Corporate Structure

The following chart illustrates our ownership structure as of                , 2021, prior to giving effect to the Reorganization and this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following chart illustrates our ownership structure as of                , 2021, after giving effect to the Reorganization and this offering, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Summary of Material Risks Related to Our Business and Our Industry, Regulation and This Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks. Some of the more significant challenges and risks related to our business include the following:

•	Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results;

•

We depend on a limited number of customers for a large portion of our net sales, and the loss of one or more of these customers could reduce our net sales and have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows;

•

Our brand is critical to our success, and the value of our brand may be adversely impacted by negative publicity. If we fail to maintain the value of our brand or our marketing efforts are not successful, our business, financial condition and results of operations would be adversely affected;

•

If we fail to attract new customers and consumers, retain existing customers and consumers, or fail to maintain or increase sales to those customers and consumers, our business, prospects, results of operations, financial condition, cash flows and growth prospects will be harmed;

•	Our business depends on our ability to maintain a strong community of engaged customers, consumers and ambassadors, including by social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of ambassadors or otherwise fail to meet our customers’ or consumers’ expectations;

•

We rely on single source manufacturers and suppliers for the majority of our products and the loss of manufacturers or suppliers or shortages in the supply of raw materials or finished products could harm our business, prospects, results of operations, financial condition and/or cash flows;

•	If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our results of operations could be adversely affected;

•

A general economic downturn, or sudden disruption in business conditions may affect consumer purchases of discretionary items and/or the financial strength of our customers, which would adversely affect our business, financial condition and results of operations;

•	We operate in highly competitive categories;

•	A disruption in manufacturing or supply chain could adversely affect our business;

•	Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time;

•	We are subject to risks related to the global scope of our sales channels;

•

Our products are subject to federal, state and international laws, regulations and policies that could have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows;

•

Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have an adverse effect on our reputation, business, financial condition and results of operations;

•

We rely significantly on the use of information technology, as well as those of our third-party service providers. Any significant failure, inadequacy, interruption or data security incident of our information technology systems, or those of our third-party service providers, could disrupt our business operations, which could have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows;

•	Our efforts to register, maintain and protect our intellectual property rights may not be sufficient to protect our business;

•	If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our markets of interest;

•	Our significant indebtedness could adversely affect our financial condition;

•

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations;

•	The Advent Funds will continue to have significant influence over us after this offering;

•

We will be required to pay our Existing Stockholders    % of certain tax benefits related to Pre-IPO Tax Assets, and could be required to make substantial cash payments in which the stockholders purchasing shares in this offering will not participate; and

•	Upon the listing of our common stock on the Nasdaq Global Select Market we will be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market

LLC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding shareholder advisory votes on executive compensation;

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•	reduced disclosure of financial information in this prospectus, including only two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenues as of the end of any fiscal year, if we are deemed to be a large accelerated filer under the rules of the SEC or if we issue more than $1 billion of non-convertible debt during a three-year period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.

The Advent Funds

The Advent Funds and other investors acquired the Olaplex business in January 2020 (the “Acquisition”). Advent International Corporation is one of the largest and most experienced global private equity investors. Since its founding in 1984, Advent has invested over $54 billion of equity in more than 375 private equity transactions across 42 countries and has maintained consistent industry leading investment performance across its funds. Advent has established a globally integrated team of over 240 investment professionals across North America, Europe, Latin America and Asia. The firm focuses on investments in five core sectors, including business & financial services, healthcare, industrial, retail, consumer & leisure and technology. After more than 35 years dedicated to international investing, Advent remains committed to partnering with management teams to deliver sustained revenue and earnings growth for its portfolio companies.

Corporate History and Information

Penelope Group Holdings was formed in Delaware in November 2019 in connection with the Acquisition. Olaplex Holdings was incorporated in Delaware in June 2021 in connection with this offering and is the issuer of the shares offered by this prospectus.

We are a fully remote company. As a result, we do not currently have a principal executive office. Our website is https://www.olaplex.com. Information contained on our website or that can be accessed through our website is not part of, and is not incorporated by reference in, this prospectus.

The Offering

Common stock offered by the selling stockholders	shares.

Underwriters’ option to purchase additional shares of common stock	The selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of common stock, less underwriting discounts and commissions.

Common stock outstanding after this offering	shares.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders named in this prospectus. See “Use of Proceeds.”

Dividend policy	Our board of directors (“Board of Directors”) does not currently plan to pay dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Facilities, our obligations under the Tax Receivable Agreement and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Controlled Company	After the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC.

Tax Receivable Agreement	Prior to the completion of this offering, we will enter into an income tax receivable agreement with the Existing Stockholders which will require us to make payments to the Existing Stockholders upon the realization of tax benefits from certain Pre-IPO Tax Assets. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Directed share program

At our request, the underwriters have reserved up to         % of the shares of common stock offered by this prospectus for sale, at the initial public offering price per share, to certain individuals in our stylist community through a directed share program. If purchased by these persons, these shares will not be subject to a lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered under this prospectus. See the section titled “Underwriting—Directed Share Program.”

Proposed ticker symbol	“OLPX”

Except as otherwise indicated, the number of shares of common stock outstanding after this offering is based on              shares outstanding as of June 30, 2021 after giving effect to the Reorganization. Because the number of shares of our common stock underlying stock options to be outstanding as of the consummation of this offering will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of shares of our common stock underlying stock options after giving effect to this offering. See “The Reorganization—Treatment of Performance-Based Options and Cash-Settled Units.” Except as otherwise indicated, the number of shares of our common stock to be outstanding after this offering excludes:

•

shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 under the Penelope Holdings Corp. 2020 Omnibus Equity Incentive Plan (the “2020 Plan”) at a weighted average exercise price of             , based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	shares of common stock available for future issuance as of June 30, 2021 under the 2020 Plan; and

•	shares of common stock that will become available for issuance under our 2021 Omnibus Equity Incentive Plan (the “2021 Plan”).

Except as otherwise noted or the context otherwise requires, all information in this prospectus assumes or gives effect to:

•	the Reorganization;

•	no exercise of the outstanding stock options described above after June 30, 2021;

•	no exercise by the underwriters of their option to purchase additional shares; and

•	no purchase of shares of common stock in this offering by our directors, officers or existing unitholders of Penelope Group Holdings.

Summary Consolidated Financial and Other Data

You should read the following summary consolidated financial and other data together with the “Capitalization,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our audited consolidated financial statements and the related notes thereto and our unaudited condensed consolidated financial statements and the related notes thereto, each included elsewhere in this prospectus.

Historically, our business has been operated through Penelope Group Holdings and its consolidated subsidiaries, including Olaplex Holdings Corp, which is the indirect parent of Olaplex, Inc., our primary operating subsidiary. The consolidated financial statements of Penelope Holdings Corp. are the financial statements included in this prospectus. Olaplex Holdings was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Immediately following the Reorganization, Olaplex Holdings will be a holding company with no material assets other than 100% of the equity interest in Olaplex Intermediate, Inc., which will be the direct parent of Penelope Holdings Corp. and indirect parent of Olaplex, Inc., and Olaplex Holdings will consolidate Penelope Holdings Corp. and its subsidiaries in its historical consolidated financial statements.

On January 8, 2020 (the “Acquisition Date”), we acquired the Olaplex LLC business, including the intellectual property operations of another affiliated business, LIQWD, Inc (“LIQWD IP”) collectively, the (“Olaplex business”), from the owners of the Olaplex business (the “Sellers”) (the “Acquisition”). Subsequent to the Acquisition Date, all of our operations are comprised of the operations of Olaplex, Inc. We have presented the financial statements in a format with a 2020 successor fiscal year from January 1, 2020 to December 31, 2020 and a 2019 predecessor fiscal year. Given the insignificance of the operations of the acquired Olaplex business between, January 1, 2020 and the Acquisition Date, a separate financial statement has not been presented and the associated acquisition accounting has been reflected as occurring as of January 1, 2020.

The predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC entity and LIQWD IP carried out by the Sellers during the 2019 predecessor fiscal year applying U.S. generally accepted accounting principles that coincide with the Seller’s accounting policies. The predecessor period does not include an income tax provision due to the Sellers operating the Olaplex business through pass through entities subject to tax at the unitholder level.

Due to the change in the basis of accounting resulting from the application of the Acquisition method of accounting, the predecessor period includes the financial position and results of operations of the Olaplex business. The summary consolidated statement of operations data for the years ended December 31, 2020 (successor) and 2019 (predecessor) is derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The summary consolidated statement of operations data for the six months ended June 30, 2021 and June 30, 2020 and the summary consolidated balance sheet data as of June 30, 2021 is derived from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results expected for any future period.

	Six Months Ended June 30,			Year ended December 31,
	2021		2020	2020		2019
				(Successor)		(Predecessor)
	(in thousands, except share, unit, per share and per unit data)

Consolidated Statements of Operations and Comprehensive Income Data:
Net sales		$270,243	$99,608		$282,250	$148,206
Cost of sales:
Cost of product (excluding amortization)		51,397	54,667		96,611	31,171
Amortization of patented formulations		4,719	2,465		6,052	—

Total cost of sales		56,116	57,132		102,663	31,171

Gross profit		214,127	42,476		179,587	117,035
Operating expenses:
Selling, general, and administrative		45,067	15,076		37,170	56,698
Amortization of other intangible assets		20,364	19,461		39,825	—
Acquisition costs		—	16,011		16,499	—

Total operating expenses		65,431	50,548		93,494	56,698

Operating income (loss)		148,696	(8,072)		86,093	60,337
Interest (expense) income, net		(31,065)	(18,783)		(38,645)	39
Other (expense) income, net		(204)	(126)		(190)	503

Income (loss) before provision for income taxes		117,427	(26,981)		47,258	60,879
Income tax provision (benefit)		22,545	(4,556)		7,980	—

Net income (loss)		$94,882	$(22,425)		$39,278	$60,879

Comprehensive income (loss)		$94,882	$(22,425)		$39,278	$60,879

Net income (loss) per share (unit) attributable to common stockholders (members):
Basic		$98.83	$(24.31)		$41.73	$60.88
Diluted		$97.55	$(24.31)		$41.63	$60.88
Weighted-average shares (units) used in computing net income (loss) per share (unit) attributable to common stockholders (members):
Basic		960,098	922,450		941,313	1,000,000
Diluted		972,681	922,450		943,437	1,000,000
Pro Forma net income (loss) per share attributable to common stockholders(1):
Basic	$			$
Diluted	$			$
Pro Forma weighted-average shares used in computing net income (loss) per share attributable to common stockholders(1):
Basic
Diluted
Non-GAAP Financial Measures(2):
Adjusted EBITDA(3)		$191,266	$68,031		$199,270	$100,483
Adjusted gross profit(4)		$218,846	$81,716		$230,360	$117,035
Adjusted net income(5)		$129,825	$39,328		$131,116	$100,522
Adjusted net income per share (unit)(5):
Basic		$135.22	$42.63		$139.29	$100.52
Diluted		$133.47	$42.63		$138.98	$100.52

	As of June 30, 2021
	Actual	Pro Forma(6)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$76,430
Working capital(7)	128,750
Total assets	1,427,863
Total debt	766,808
Total liabilities	800,501
Total liabilities and stockholder’s equity	1,427,863

(1)

The pro forma net income (loss) per share data for the six months ended June 30, 2021 and for the fiscal year ended December 31, 2020 gives effect to (i) the Reorganization, as if it had occurred on January 1, 2020, including (1) the exchange of all outstanding Class A common units of Penelope Group Holdings into an aggregate of                  shares of common stock of Olaplex Holdings, (2) the conversion of all outstanding time-based options to purchase shares of common stock of Penelope Holdings Corp. into time-based options to purchase an aggregate of                  shares of common stock of Olaplex Holdings, and (3) the conversion of                  outstanding performance-based options to purchase shares of common stock of Penelope Holdings Corp. into time-based options to purchase an aggregate of shares of common stock of Olaplex Holdings and (ii) this offering as if it had been consummated on January 1, 2020 and assume the deduction of estimated offering expenses payable by us, which amount to approximately $            , including offering expenses of $702 capitalized as of June 30, 2021 and no offering expenses capitalized as of December 31, 2020.

(2)	Adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted net income per share (unit) are measures that are not calculated in accordance with GAAP.

We prepare and present our consolidated financial statements in accordance with GAAP. However, management believes that adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted net income per share (unit) that are non-GAAP financial measures, provide investors with additional useful information in evaluating our performance.

Adjusted EBITDA, adjusted gross profit, adjusted net income, adjusted net income per share (unit) and adjusted pro forma net income per share are financial measures that are not required by or presented in accordance with GAAP. We believe that adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted net income per share (unit), when taken together with our financial results presented in accordance with GAAP, provide meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of these non-GAAP measures is helpful to our investors as they are measures used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted net income per share (unit) are presented for supplemental informational purposes only, which have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of these non-GAAP measures include that they (1) do not reflect capital commitments to be paid in the future, (2) do not reflect that, although amortization is a non-cash charge, the underlying assets may need to be replaced and non-GAAP measures do not reflect these capital expenditures and intangible asset amortization that contributes to revenue recognition will recur in future periods until fully amortized, (3) do not consider the impact of share-based compensation expense, (4) do not reflect other non-operating expenses, including, in the case of adjusted EBITDA and adjusted EBITDA margin, interest expense, (5) in the case of adjusted EBITDA, do not reflect tax payments that may represent a reduction in cash available to us and (6) do not include certain non-ordinary cash expenses that we do not believe are representative of our business on a steady-state basis. In addition, our use of non-GAAP measures may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted net income per share (unit) in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider these non-GAAP measures alongside other financial measures, including our gross profit, gross margin, net income, net income per share (unit) and other results stated in accordance with GAAP.

(3)

We calculate adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest expense (income), net; (2) income tax provision; (3) amortization; (4) share-based compensation expense; (5) fair value inventory step-up adjustment amortization; (6) Acquisition costs and financing fees; (7) expenses associated with non-recurring success payments made upon the sale of the Olaplex business; (8) patent infringement litigation and costs incurred for LIQWD Matters; (9) non-capitalizable IPO and strategic transition costs; and (10) as applicable, tax receivable agreement liability adjustments.

The following table presents a reconciliation of net income (loss), as the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA, for each of the periods presented.

	For the Six Months Ended June 30,		For the Year Ended December 31,

(in thousands)	2021	2020	2020	2019
			(Successor)	(Predecessor)
Reconciliation of Net Income (Loss) to Adjusted EBITDA
Net income (loss)	$94,882	$(22,425)	$39,278	$60,879
Interest expense (income)	31,065	18,783	38,645	(39)
Income tax provision (benefit)	22,545	(4,556)	7,980	—
Amortization	25,083	21,926	45,877	—
Acquisition transaction costs and financing fees(a)	—	17,107	21,242	938
Non-recurring success payments(b)	—	—	—	16,347
Litigation and costs incurred for LIQWD Matters(c)	14,250	—	—	22,358
Inventory fair value adjustment(d)	—	36,775	44,721	—
Share-based compensation	1,174	421	1,527	—
Non-capitalizable IPO and strategic transition costs(e)	2,267	—
Tax receivable agreement liability adjustment(f)	—	—	—	—

Adjusted EBITDA	$191,266	$68,031	$199,270	$100,483

(a)	Includes acquisition costs related to the Acquisition of the Olaplex business and dividend financing costs.
(b)	Includes expenses for non-recurring success payments made by the Sellers to employees upon sale of the Olaplex business.
(c)

Includes litigation costs incurred related to patent enforcement by the Predecessor and $14.3 million of costs incurred related to the payment to the Sellers of certain amounts due in connection with the resolution of certain litigation and contingency matters involving LIQWD, which amounts were required to be paid to Sellers pursuant to the purchase agreement for the Acquisition (the “LIQWD Matters”) as discussed in note 13 to the unaudited condensed consolidated financial statements included elsewhere in the prospectus.

(d)

Includes the non-cash, non-recurring fair value inventory step-up adjustment amortization as part of the purchase accounting on the Acquisition Date, utilizing the comparative sales method in accordance with ASC 820-10-55-21.

(e)	Represents non-capitalizable professional fees and executive severance incurred in connection with this offering and the Company’s public company transition.
(f)

As applicable, represents the income statement impacts recognized during the applicable period due to adjustments in the tax receivable agreement liability that may result from items such as changes in our estimated tax savings due to changes in the mix of earnings, U.S. federal and state tax legislation and tax rates in various jurisdictions impacting our tax savings.

(4)

We calculate adjusted gross profit as gross profit, adjusted to exclude: (1) fair value inventory step-up adjustment amortization and (2) amortization of patented formulations pertaining to the Acquisition.

The following table presents a reconciliation of gross profit, as the most directly comparable financial measure stated in accordance with GAAP, to adjusted gross profit, for each of the periods presented.

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2021	2020	2020	2019
			(Successor)	(Predecessor)

Reconciliation of Gross Profit to Adjusted Gross Profit
Gross profit	$214,127	42,476	$179,587	$117,035
Inventory fair value adjustment(a)	—	$36,775	44,721	—
Amortization of patented formulations	4,719	2,465	6,052	—

Adjusted gross profit	218,846	81,716	$230,360	$117,035

(a)

Includes the non-cash, non-recurring fair value inventory step-up adjustment amortization as part of the purchase accounting on the Acquisition Date, utilizing the comparative sales method in accordance with ASC 820-10-55-21.

(5)

We calculate adjusted net income as net income, adjusted to exclude: (1) amortization of intangible assets; (2) share-based compensation expense; (3) fair value inventory step-up adjustment amortization; (4) Acquisition costs and financing fees; (5) expenses associated with non-recurring success payments made upon the sale of the Olaplex business; (6) patent infringement litigation and costs incurred for LIQWD Matters; (7) non-capitalizable IPO and strategic transition costs; (8) as applicable, tax receivable agreement liability adjustments; and (9) the tax effect of non-GAAP adjustments. Adjusted net income per share (unit) is defined as adjusted net income per share (unit) using the weighted average basic and diluted shares outstanding.

The following table presents a reconciliation of net income (loss), as the most directly comparable financial measure stated in accordance with GAAP, to adjusted net income, and adjusted net income per share (unit), for each of the periods presented.

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2021	2020	2020	2019
			(Successor)	(Predecessor)
Reconciliation of Net Income (Loss) to Adjusted Net Income
Net income (loss)	94,882	(22,425)	$39,278	$60,879
Amortization of intangible assets	25,083	21,926	45,877	—
Acquisition transaction costs and financing fees(a)	—	17,107	21,242	938
Non-recurring success payments(b)	—	—	—	16,347
Litigation and costs incurred for LIQWD Matters(c)	14,250	—	—	22,358
Inventory fair value adjustment(d)	—	36,775	44,721	—
Share-based compensation	1,174	421	1,527	—
Non-capitalizable IPO and strategic transition costs(e)	2,267	—	—	—
Tax receivable agreement liability adjustment(f)	—	—	—	—
Tax effect of adjustments(g)	(7,831)	(14,476)	(21,529)	—

Adjusted net income	129,825	39,328	$131,116	$100,522

Adjusted net income per share (unit):
Basic	$135.22	$42.63	$139.29	$100.52
Diluted	$133.47	$42.63	$138.98	$100.52

(a)	Includes costs related to the Acquisition of the Olaplex business and dividend financing costs.
(b)	Includes expenses for non-recurring success payments made by the Sellers to employees upon sale of the Olaplex business.
(c)

Includes litigation costs incurred related to patent enforcement by the Predecessor and $14.3 million of costs incurred related to the resolution of the LIQWD Matters as discussed in note 13 to the unaudited condensed consolidated financial statements included elsewhere in the prospectus.

(d)

Includes the non-cash, non-recurring fair value inventory step-up adjustment amortization as part of the purchase accounting on the Acquisition Date, utilizing the comparative sales method in accordance with ASC 820-10-55-21.

(e)	Represents noncapitalizable professional fees and executive severance incurred in connection with this offering and the Company’s public company transition.
(f)

As applicable, represents the income statement impacts recognized during the applicable period due to adjustments in the tax receivable agreement liability that may result from items such as changes in our estimated tax savings due to changes in the mix of earnings, U.S. federal and state tax legislation and tax rates in various jurisdictions impacting our tax savings.

(g)

The tax effect of non-GAAP adjustments is calculated by applying the applicable tax rate by jurisdiction to the non-GAAP adjustments listed above, taking into consideration the total tax impact of the adjustments.

(6)

The pro forma consolidated balance sheet data gives effect to (i) the Reorganization, as if it had occurred on June 30, 2021 and based on the initial public offering price per share, at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, including (1) the recording of a liability of $            for the conversion of all time-based cash-settled units of Penelope Holdings Corp. into an aggregate of             time-based cash-settled units of Olaplex Holdings, (2) the recording of a liability of $             for the conversion of performance-based cash-settled units of Penelope Holdings Corp. into an aggregate of             time-based cash-settled units of

Olaplex Holdings, and (3) the recording of a liability of $233 million associated with the Tax Receivable Agreement entered into with the Existing Stockholders which will require us to make payments to the Existing Stockholders upon the realization of tax benefits from certain Pre-IPO Tax Assets and (ii) this offering as if it had been consummated on June 30, 2021, and assume the deduction of estimated offering expenses payable by us, which amount to approximately $ , including offering expenses capitalized as of June 30, 2021. The liability associated with the Tax Receivable Agreement is based on our estimate of the amount of cash savings in U.S. federal, state or local income tax that we or our subsidiaries will realize (or will be deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets, which will be computed by comparing our actual U.S. federal, state and local income tax liability with our hypothetical liability had we not been able to utilize the Pre-IPO Tax Assets. The primary assumption impacting our estimate of the liability is the assumption that our profitability will continue at levels sufficient to fully utilize the Pre-IPO Tax Assets. The actual amount and utilization of the Pre-IPO Tax Assets, as well as the timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future and the tax rates then applicable to us and our subsidiaries, and may materially differ from our current estimate. Any change between the actual and the initial recorded liability shall be charged to the statement of operations and comprehensive income. See “The Reorganization” and “The Tax Receivable Agreement.”

(7)	Working capital is defined as current assets minus current liabilities.

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. The risks described below are those that we believe are the material risks that we face. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. Some of the following risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic (including any resurgences thereof) and any worsening of the global business and economic environment as a result. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, prospects, operating results or financial condition. See “Special Note Regarding Forward-Looking Statements” elsewhere in this prospectus.

Risks Related to Our Business

Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.

Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for haircare and other beauty products, attitudes toward our industry and brand, as well as to where and how consumers shop. We must continually work to maintain and enhance the recognition of our brand, develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, successfully manage our inventories and modernize and refine our approach as to how and where we market and sell our products. Consumer tastes and preferences cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products and changing consumer demands and sentiment, our business, financial condition and results of operations will suffer. In addition, from time to time, sales growth or profitability may be concentrated in a relatively small number of our products or countries. If such a situation persists or a number of products or countries fail to perform as expected, there could be an adverse effect on our business, financial condition and results of operations.

We depend on a limited number of customers for a large portion of our net sales, and the loss of one or more of these customers could reduce our net sales and have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

For the year ended December 31, 2020, three of our customers—Sephora, SalonCentric and Beauty Systems Group—each accounted for greater than 10% of our net sales. For the six months ended June 30, 2021, three of our customers—Sephora, Beauty Systems Group and Amazon.com, Inc.—each accounted for greater than 10% of our net sales. We expect Sephora, SalonCentric, Beauty Systems Group, Amazon.com, Inc. and a small number of other customers will continue to account for a large portion of our net sales for the foreseeable future. The loss of Sephora, SalonCentric, Beauty Systems Group, Amazon.com, Inc. and/or one or more of our other customers that account for a significant portion of our net sales, or any significant decrease in sales to these customers, including as a result of the restructuring or bankruptcy of one of our customers, consolidation among such customers, retail store closures in response to the growth in retail sales through e-commerce channels, decrease in consumer demand or other factors, would reduce our net sales and/or operating income and therefore would have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

In addition, we may be affected by changes to the salon environment. Our professional beauty customers may limit their product supply if the demand for salon treatment declines. We cannot ensure that there will always be a demand for salons. Likewise, there may be consolidation of the salon market. If consolidation leads to purchasing power, we may have to reduce the cost of our products, which will have an impact on our earnings.

Our brand is critical to our success, and the value of our brand may be adversely impacted by negative publicity. If we fail to maintain the value of our brand or our marketing efforts are not successful, our business, financial condition and results of operations would be adversely affected.

Our success depends on the value of our brand, which is integral to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality merchandise. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity through traditional or social media platforms. We cannot guarantee that our brand development strategies will accelerate the recognition of our brand or increase revenues.

In addition, the importance of our brand may increase to the extent we experience increased competition, which could require additional expenditures on our brand promotion activities. Maintaining and enhancing our brand image also may require us to make additional investments in areas such as merchandising, marketing and online operations. These investments may be substantial and may not ultimately be successful. Moreover, if we are unsuccessful in protecting our intellectual property rights in our brand, the value of our brand may be harmed. Any harm to our brand or reputation could adversely affect our ability to attract and engage customers and negatively impact our business, financial condition and results of operations.

If we fail to attract new customers and consumers, retain existing customers and consumers, or fail to maintain or increase sales to those customers and consumers, our business, prospects, results of operations, financial condition, cash flows and growth prospects will be harmed.

Our success depends in large part upon widespread adoption of our products by consumers. In order to attract new consumers and continue to expand our customer and consumer base, we must appeal to and attract hairstylists and consumers who identify with our products. If we fail to deliver a high-quality consumer experience or if our current or potential future customers are not convinced that our products are superior to alternatives, then our ability to retain existing customers, acquire new customers and grow our business may be harmed. We have made significant investments in enhancing our brand, attracting new customers and interacting with our hairstylist and consumer communities, and we expect to continue to make significant investments to promote our products. Such campaigns can be expensive and may not result in new customers or consumers or increased sales of our products. Further, as our brand becomes more widely known, we may not attract new consumers or increase our net sales at the same rates as we have in the past. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenues may decrease, and our business, financial condition and operating results may be materially adversely affected.

In addition, our future success depends in part on our ability to increase sales to our existing customers over time, as a significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the products we offer. We may be affected by changes in the policies and demands of our professional and specialty retail customers relating to inventory management, changes in pricing, marketing, advertising and/or promotional strategies by such customers, space reconfigurations by our customers or any significant decrease in our display space or online prominence or the ongoing COVID-19 pandemic as retailers faced store closures or reduced traffic. If existing customers no longer find our products appealing, are not satisfied with our customer service, including shipping times, or if we are unable to timely update our products to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.

If we are unable to continue to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations and growth prospects will be harmed.

Our business depends on our ability to maintain a strong community of engaged customers, consumers and ambassadors, including by social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of ambassadors or otherwise fail to meet our customers’ or consumers’ expectations.

We currently partner with eight brand ambassadors who promote and market our products, participate in product launches, engage with our professional hairstylist and consumer community and educate them about Olaplex products. Our ability to maintain relationships with our existing ambassadors and to identify new ambassadors is critical to expanding and maintaining our customer and consumer base. As our market becomes increasingly competitive or as we expand internationally, recruiting and maintaining new ambassadors may become increasingly difficult. If we are not able to develop and maintain strong relationships with our ambassador network, our ability to promote and maintain awareness of our brand may be adversely affected. Further, if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

We and our ambassadors often use third-party social media platforms to raise awareness of our brand and engage with our hairstylist and consumer community. In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of internet-based communications that allow individuals to interact with our products, which acts as a means to enhance brand awareness. As existing social media platforms evolve and new platforms develop, we and our ambassadors must continue to maintain a presence on these platforms and establish presences on emerging popular social media platforms. If we are unable to cost-effectively develop and continuously improve our consumer-facing technologies, such as social media platforms, our ability to acquire new customers and consumers may suffer and we may not be able to provide a convenient and consistent experience to our consumers regardless of the sales channel. This could negatively affect our ability to compete with other companies and result in diminished loyalty to our brand.

The use of social media by our brand ambassadors, our consumers and us has increased the risk that our image and reputation could be negatively impacted. In particular, the reputation of our brand ambassadors could impact how consumers view our products or brand. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to organize collective actions such as boycotts and other brand-damaging behaviors more effectively. The dissemination of information via social media could harm our brand or our business, regardless of the information’s accuracy. This could include negative publicity related to our products or negative publicity related to actions taken (or not taken) by us or our executives, team members, employees, brand ambassadors, contractors, collaborators, vendors, consultants, advisors or other individuals or entities that may be perceived as being associated with us. Such negative publicity may relate to actions taken (or not taken) with respect to social, environmental, and community outreach issues and initiatives. The harm may be immediate, without affording us an opportunity for redress or correction and could have an adverse effect on our business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the U.S. Federal Trade Commission (“FTC”) has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser.

We also do not prescribe what our ambassadors post, and our ambassadors could engage in behavior or use their platforms in a manner that reflects poorly on our brand or is in violation of applicable regulations or platform terms of service, and all these actions may be attributed to us. In addition, customer complaints or negative publicity related to our website, mobile app, products, product delivery times, customer data handling, marketing efforts, security practices or customer support, especially on blogs and social media websites, could diminish customer loyalty and community engagement. Our inability or failure to recognize, respond to, and effectively manage the accelerated impact of social media could adversely impact our business.

Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, and any failure by us, our ambassadors or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties. Other risks associated with the use of social media and internet based-communication include improper disclosure of proprietary information, negative comments about our brand or products, exposure of personally identifiable information, fraud, hoaxes, or malicious dissemination of false information. Damage to the brand image and our reputation could have an adverse effect on our business, results of operations and financial condition.

We rely on single source manufacturers and suppliers for the majority of our products and the loss of manufacturers or suppliers or shortages in the supply of raw materials or finished products could harm our business, prospects, results of operations, financial condition and/or cash flows.

Our products generally rely on a single or a limited number of manufacturers and suppliers. We acquire raw materials, components and packaging from third-party suppliers and our finished products are manufactured by three third-party manufacturers. Cosway Company Inc. manufactures products that accounted for more than 70% of our net sales in 2020 and we continue to rely upon Cosway to manufacture a majority of our current product offerings. In addition, the principal raw material for our products is our patented ingredient, Bis-amino, which is manufactured by a contract manufacturing organization in the United States. In the past, we have been able to obtain an adequate supply of our finished products and essential raw materials and currently believe we have an adequate supply for virtually all components of our products, including Bis-amino. However, we may encounter supply issues with raw materials due to increases in global demand and limited supply capacity. If our finished product manufacturers or supplier of Bis-amino, or any of our other raw materials, is unable to perform and we are required to find alternative sources of supply, these new manufacturers or suppliers may have to be qualified under applicable industry, governmental and Company-mandated vendor standards, which can require additional investment and be time-consuming. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.

In addition to Bis-amino, the other primary raw materials used in our products include essential oils and specialty chemicals, which we obtain from third-party suppliers. While we attempt to reduce our exposure to fluctuations in the price of these raw materials through contractual arrangements with our suppliers, we may not accurately forecast prices and therefore may at times pay more than prevailing market rates, which could leave us at a disadvantage compared to competitors who may be able to offer lower prices while retaining similar margins. If our contracting approach with our suppliers changes, substantial cost increases and the unavailability of raw materials or other commodities, as well as higher costs for energy, transportation and other necessary services could adversely affect our profit margins if we are unable to wholly or partially offset them, such as by achieving cost efficiencies in our supply chain, manufacturing and/or distribution activities.

We believe our third-party manufacturers and suppliers have adequate resources and facilities to overcome many unforeseen interruptions of supply. However, the inability of our third-parties to provide adequate supply of finished products and materials used in our products or the loss of any of these manufacturers or suppliers and any difficulties in finding or transitioning to alternative manufacturers or suppliers would harm our business, financial condition and results of operations. Changes in the financial or business condition of our manufacturers or suppliers could subject us to losses or adversely affect our ability to bring products to market. Further, the failure of our manufacturers or suppliers to deliver goods and services in sufficient quantities, in compliance with applicable standards, and in a timely manner could adversely affect our customer service levels and overall business. If we experience supply shortages, price increases or regulatory impediments with respect to the raw materials, ingredients, components or packaging we use for our products, we may need to seek alternative supplies or suppliers and may experience difficulties in finding replacements that are comparable in quality and price. In addition, we may be required to reformulate or substitute ingredients in our products due to shortages of specific raw materials in order to meet demand. If we are unable to successfully respond to such issues, our business, financial condition and results of operations would be adversely affected.

If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our results of operations could be adversely affected.

We base our current and future inventory needs and expense levels on our operating forecasts and estimates of future demand. To ensure adequate inventory supply, we must be able to forecast inventory needs and expenses and place orders sufficiently in advance with our manufacturers and suppliers, based on our estimates of future demand for particular products. Failure to accurately forecast demand may result in inefficient inventory supply or increased costs. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. Accordingly, if we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs or the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength and premium nature of our brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate customer demand, including as a result of unanticipated growth, our manufacturers and suppliers may not be able to deliver products to meet our requirements, and we may be subject to higher costs in order to secure the necessary production capacity or we may incur increased shipping costs. An inability to meet customer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships and have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Moreover, while we devote significant attention to forecasting efforts, the volume, timing, value and type of the orders we receive are inherently uncertain. In addition, we cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business, as well as our ability to forecast demand, is also affected by general economic and business conditions in the United States and the degree of customer confidence in future economic conditions, and we anticipate that our ability to forecast demand due to these types of factors will be increasingly affected by conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenues. Any failure to accurately predict net revenues or gross margins could cause our operating results to be lower than expected, which could adversely affect our financial condition.

A general economic downturn, or sudden disruption in business conditions may affect consumer purchases of discretionary items and/or the financial strength of our customers, which would adversely affect our business, financial condition and results of operations.

The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. A decline in consumer purchases of discretionary items also tends to impact our customers. We may extend credit to a customer based on an evaluation of its financial condition, usually without requiring collateral. However, the financial difficulties of a customer could cause us to curtail or eliminate business with them. We may also assume more credit risk relating to the receivables from that customer. Our inability to collect receivables from our largest customers or from a group of customers would have an adverse effect on our business. If any of our customers were to liquidate, we would incur additional costs if we choose to purchase the customer’s inventory of our products to protect brand equity.

Sudden disruptions in local or global business conditions from events such as a pandemic or other health issues, geo-political or local conflicts, civil unrest, terrorist attacks, adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending, which in turn could adversely affect our business, financial condition and results of operations. Moreover, a downturn in the economies of, or continuing recessions in, the countries where we sell our products or a sudden disruption of business conditions in those countries could adversely affect consumer confidence, the financial strength of our distributors and retailers and, in turn, our sales and profitability.

Volatility in the financial markets and a related economic downturn in key markets or markets generally throughout the world could have an adverse effect on our business. We may need or choose to seek additional financing to operate or expand our business and deterioration in global financial markets or an adverse change in our credit ratings could make future financing difficult or more expensive.

We operate in highly competitive categories.

We face competition from companies throughout the world, including multinational consumer product companies. Most of our competitors have greater resources than we do, some others are newer companies and some are competing in distribution channels or territories where we are less represented. Our competitors also may be able to respond to changing business and economic conditions more quickly than us due to larger research and development operations, manufacturing capabilities and sales force. Competition in the beauty industry is based on a variety of factors, including innovation, effectiveness of beneficial attributes, accessible pricing, service to the consumer, promotional activities, advertising, special events, new product introductions, e-commerce initiatives and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas.

Our ability to compete also depends on the continued strength of our brand and products, our ability to attract and retain key talent and other personnel, the influence of our brand ambassadors, the efficiency of our third-party manufacturing facilities and distribution network, our relationships with our key customers and our ability to maintain and protect our intellectual property and those other rights used in our business. We believe we have a well-recognized and strong reputation in our core markets and that the quality and performance of our products, our emphasis on innovation, and engagement with our professional and consumer community position us to compete effectively. However, if our reputation is adversely affected, our ability to attract and retain customers and consumers would be impacted. In addition, certain of our distributors in the United States and key retailers are owned or otherwise affiliated with companies that market and sell competing brands and, as a result, they may have an interest in promoting theses competing brands over our products. Our inability to continue to compete effectively in key countries around the world could have an adverse effect on our business, financial condition and results of operations.

A disruption in manufacturing or supply chain could adversely affect our business.

We are subject to the risks inherent in the manufacturing of our products and supply chain, including industrial accidents, environmental events, strikes and other labor disputes, capacity constraints, disruptions in ingredient, material or packaging supply, as well as global shortages, disruptions in supply chain or information technology, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which we have no control. If such an event were to occur, it could have an adverse effect on our business, financial condition and results of operations. In addition, as a result of the COVID-19 pandemic, one of our manufacturers experienced an interruption that delayed the manufacturing of one of our products for three weeks in January 2021, and we may experience further interruptions with this or other manufacturers as a result of the pandemic.

Our finished products are manufactured in the United States and Europe, with a substantial portion manufactured in California. Any interruptions in operations at these locations could result in our inability to satisfy product demand. Despite efforts by our third-party contract manufacturers to safeguard these facilities, and disaster recovery programs in place under some of our agreements with suppliers that allow for shifting of manufacturing capacity if necessary, a number of factors could damage or destroy the manufacturing equipment or our inventory component of supplies or finished goods, cause substantial delays in manufacturing, supply and distribution of our products, result in the loss of key information and cause us to incur additional expenses, including:

•	operating restrictions, partial suspension or total shutdown of production imposed by regulatory authorities;

•	equipment malfunctions or failures;

•	technology malfunctions;

•	work stoppages;

•	damage to or destruction of the facility due to natural disasters including wildfires, earthquakes or other events; or

•	regional or local power shortages.

While we maintain business interruption insurance that we believe is appropriate for our operations, our insurance may not cover losses in any particular case, or insurance may not be available on commercially reasonable terms to cover certain of these catastrophic events or interruptions. In addition, regardless of the level of insurance coverage, damage to these facilities or any disruption that impedes our ability to manufacture our products in a timely manner could adversely affect our business, financial condition and results of operations.

Our recent rapid growth may not be sustainable or indicative of future growth, and we expect our growth rate to ultimately slow over time.

We have experienced significant and rapid growth. Net sales increased from $148.2 million in 2019 to $282.3 million in 2020. For the six months ended June 30, 2020 and 2021, we had net sales of $99.6 million and $270.2 million, respectively. Our historical rate of growth may not be sustainable or indicative of our future rate of growth, and in future periods, our net sales could grow more slowly than we expect or decline. We believe that continued growth in net sales, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this “Risk Factors” section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our net sales growth to slow or decline and may adversely affect our margins and profitability. Even if our net sales continue to increase, we expect that our growth rate may slow for a number of other reasons, including if there is a slowdown in the growth of demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. Failure to continue to grow our net sales or improve or maintain margins would adversely affect our business, financial condition and results of operations. You should not rely on our historical rate of growth as an indication of our future performance.

The fluctuating cost of raw materials could increase our cost of goods sold and cause our business, financial condition and results of operations to suffer.

We have in the past experienced, and may in the future experience, fluctuations in the cost of raw materials used in our products for reasons beyond our control. Our costs for raw materials are affected by, among other things, weather, customer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer countries and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials could adversely affect our business, financial condition and results of operations.

The illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products could have an adverse effect on our net sales and a negative impact on our reputation and business.

Third parties may illegally distribute and sell counterfeit versions of our products. These counterfeit products may be inferior in terms of quality and other characteristics compared to our authentic products and/or the counterfeit products could pose safety risks that our authentic products would not otherwise present to consumers. Consumers could confuse counterfeit products with our authentic products, which could damage or diminish the image, reputation and/or value of our brand and cause consumers to refrain from purchasing our products in the future, which could adversely affect our reputation, business, financial condition and results of operations.

In 2020, a majority of our net sales were generated through the sale of our products to professional salon distributors. Products sold to these customers are meant to be used exclusively by salons and individual salon professionals or are sold exclusively to the retail consumers of these salons. Despite our efforts to prevent diversion of such products from these customers, incidents have occurred and continue to occur whereby our products are sold to sales outlets other than the intended salons and salon professionals, such as to general merchandise retailers or unapproved outlets. In some instances, these diverted products may be old, damaged or otherwise adulterated. Such diversion may result in lower net sales of our products if consumers choose to purchase diverted products and/or choose to purchase products manufactured or sold by our competitors because of any perceived damage or diminishment to the image, reputation and/or value of our brand.

We have been unable to eliminate, and may in the future be unable to eliminate, all counterfeiting activities and unauthorized product diversion, both of which could have a negative impact on our reputation and adversely affect our business, financial condition and results of operations.

Shipping is a critical part of our business and any changes in, or disruptions to, our shipping distribution and warehouse management network could adversely affect our business, financial condition and results of operations.

We currently rely on third-party global providers to deliver our products to customers, including directly to consumers. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our results of operations and our customers’ experience. For example, changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers’ control, including pandemic, weather, fire, flood, power loss, earthquakes, acts of war or terrorism or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control, including as a result of the COVID-19 pandemic. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition and results of operations.

If we are unable to manage our growth effectively, our business, financial condition and results of operations could be harmed.

We have expanded our operations rapidly since our founding in 2014. At times, we may also experience significant growth in one or more of our markets or for one or more of our products. For example, we expanded our distributor customer network in the U.K. beginning in 2019, and our sales in the U.K. increased by approximately 219% from 2019 to 2020. As a result, we opened a fulfillment center in the U.K. to service this increased demand.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base.

Growth can also strain our ability to effectively manage our operations, as it requires us to expand our management team, sales and marketing, product development and distribution functions. Growth may require us to also upgrade our management information systems and other processes and technology, and to obtain space for our expanding workforce. It also requires us to obtain sufficient raw materials and manufacturing capacity and additional operational capabilities and facilities to warehouse and distribute our products. Insufficient management execution to support growth could result in, among other things, product delays or shortages, operating errors, inadequate customer service, inappropriate claims or promotions by our marketing team or brand ambassadors and governmental inquires and investigations, all of which could harm our revenue and ability to generate sustained growth and result in unanticipated expenses. In addition, we need to continue to attract and develop qualified management personnel to sustain growth. If we are not able to successfully retain existing personnel and identify, hire and integrate new personnel, our business, financial condition and results of operations would be adversely affected.

If we do not continue to successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales and profitability.

We are focused on selling to both professional hairstylists and consumers. As a result, our success depends in part on our ability to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we do not continue to introduce new products or innovations on existing products in a timely manner or our new products or innovations are not accepted by our consumers, or if our competitors introduce similar products in a more timely fashion, our brand or our market position could be harmed.

Further, our new products and innovations on existing and future products may not receive the same level of consumer acceptance as our products have in the past. Consumer preferences could change, especially as we expand our product offerings beyond haircare, and our future success depends in part on our ability to anticipate and respond to these changes. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales, excess inventory or inventory shortages, markdowns and write-offs and diminished brand loyalty. Even if we are successful in anticipating consumer needs and preferences, our ability to adequately address those needs and preferences will in part depend upon our continued ability to develop and introduce innovative, high quality products and maintain our distinctive brand identity as we expand the range of products we offer. A failure to effectively introduce new products or innovations on existing products that appeal to our consumers could result in a decrease in net revenues and excess inventory levels, which could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our key personnel.

Our success depends, in part, on our ability to retain our key personnel, including our executive officers and senior management team. In particular, we are highly dependent on the experience, reputation and contributions of JuE Wong, our President and Chief Executive Officer, and Tiffany Walden, our Chief Operating Officer, Chief Legal Officer and Secretary. The unexpected loss of, or misconduct by, one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, train and retain other highly qualified personnel. To support our continued growth, we must effectively integrate, develop and motivate a large number of new employees. To attract top talent, we may need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. Competition for these employees can be intense. We may not be able to attract, assimilate or retain qualified personnel in the future, and our failure to do so could have an adverse effect on our business. This risk may be exacerbated by the stresses associated with the implementation of our strategic plan and other initiatives.

Our business could be negatively impacted if we fail to execute our product launch process or ongoing product sales due to difficulty in forecasting or increased pressure on our supply chain, information systems and management.

New product offerings may generate significant activity and a high level of purchasing for the new product or current products, which can result in a higher-than-normal increase in revenue during the quarter and skew year-over-year comparisons. These offerings may also increase our product return rate. We may experience difficulty effectively managing growth associated with the launch of new products.

In addition, the size and schedule of these product offerings increase pressure on our supply chain and order processing systems. We may fail to appropriately scale our manufacturing capacity in response to unanticipated changes in demand for our existing products or to the demand for new products, which could harm our reputation and profitability.

If we are unable to accurately forecast sales levels in each market for product launches or ongoing product sales, obtain a sufficient supply of products to meet demand, including as a result of shortages in raw materials or packaging, we may incur higher expedited shipping costs and we may temporarily run out of stock of certain products, which could negatively impact our relationships with customers and consumers. Conversely, if demand does not meet our expectations for a product launch or ongoing product sales or if we change our planned launch strategies or initiatives, we could incur inventory write-downs.

The extent to which the COVID-19 pandemic could adversely affect our financial results will depend on future developments that are highly uncertain and difficult to predict.

The outbreak and global spread of COVID-19 has significantly disrupted our operating environment, including retail stores, hair salons, manufacturing, distribution and the ability of many of our customers to operate. While initially during the pandemic, salons operated under restrictions that caused many to close or operate at significantly reduced levels, since the third quarter of 2020 salons in most of the United States have operated close to pre-pandemic levels. However, salons in Europe and other key markets still remain closed or are operating with restrictions or at reduced capacity, which continues to impact our sales in these markets.

The COVID-19 pandemic has significantly increased economic uncertainty, raising concerns about an economic slowdown and the possibility of a global recession. History has not provided any comparable recent events that provide guidance concerning the impacts of a global pandemic like COVID-19. There is also considerable uncertainty regarding measures being taken by various authorities and others to try to contain the spread of COVID-19, as well as the timing and rates of vaccinations. The degree to which the COVID-19 pandemic will directly or indirectly impact our cash flow, business, financial condition, results of operations and prospects will depend on future developments that are highly uncertain and cannot be predicted, many of which are outside of our control. As we continue to monitor developments related to the COVID-19 pandemic, including the impacts on our customers, suppliers and consumers, we have taken and will continue to take further measures. Some of the actions we take could adversely impact our business, and there is no certainty that our actions will be sufficient to mitigate the risks and the impacts of COVID-19.

Our future success depends, in part, on our ability to achieve our long-term strategy.

Achieving our long-term strategy will require investment in new capabilities, categories, distribution channels, supply chain facilities, technologies and emerging markets. These investments may result in short-term costs without associated current sales and, therefore, may be dilutive to our earnings. In addition, we may dispose of or discontinue select products or streamline operations and incur costs or restructuring and other charges in doing so. Although we believe that our strategy will lead to long-term growth in sales and profitability, we may not realize the anticipated benefits. The failure to realize benefits, which may be due to our inability to execute plans, global or local economic conditions, competition, changes in the haircare industry and the other risks described herein, could adversely affect our business, financial condition and results of operations.

Our business is affected by seasonality.

Our business has historically been influenced by seasonal trends common to traditional retail selling periods, and the results of our operations typically are slightly higher in the second half of the fiscal year due to increased levels of purchasing by consumers for special and holiday events and by retailers for the holiday selling seasons. Accordingly, adverse events that occur during these months could have a disproportionate effect on our operating results for the entire fiscal year. Moreover, higher sales during the third and fourth quarters may cause our working capital needs to be greater during the second and third quarters of the fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. Furthermore, our rapid growth in recent years may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be affected by introductions of new or enhanced products, including the costs associated with such introductions.

Although our employees in the United States are co-employed by a professional employer organization, we may be liable for the failure of the organization to comply with its obligations under applicable law.

We utilize the services of a professional employer organization (“PEO”), to manage our U.S. employees and their employee benefits. Under the terms of our arrangement, the PEO is the formal employer of all of our personnel in the United States and is responsible for administering all payroll, including tax withholding, and providing health insurance and other benefits for these individuals. We reimburse the PEO for these costs, and pay it an administrative fee for its services.

While our partnership with the PEO allows us to more efficiently and effectively operate our human resources administration without the need for additional personnel, it also exposes us to some risks. If the PEO fails to comply with applicable laws or its obligations under this arrangement, we could be liable for such violations, and the indemnification provisions of our agreement with the PEO, if applicable, may not be sufficient to insulate us from those liabilities. We also could, under certain circumstances, be held liable for a failure by the PEO to pay employer-side taxes arising from payments to our employees or a failure by the PEO to withhold and remit taxes arising from such payments. We also could, under certain circumstances, be held liable for a failure by the PEO to appropriately pay, or withhold and remit required taxes from payments to, our employees. In such a case, our potential liability could be significant and could have an adverse effect on our business. Furthermore, if the PEO creates work policies that are viewed unfavorably by employees or does not efficiency manage our employee benefits, our relationship with our employees could be damaged.

Risks Related to Our International Operations

We are subject to risks related to the global scope of our sales channels.

Our products are sold in more than 100 countries around the world, with approximately 47% of our 2020 net sales generated outside the United States. In addition, some of our products are manufactured in Europe, and through third parties we have key operational facilities located inside and outside the United States that warehouse or distribute goods for sale throughout the world. Our global operations are subject to many risks and uncertainties, including:

•

fluctuations in foreign currency exchange rates and the relative costs of operating in different places, which can affect our results of operations, the relative prices at which we and competitors sell products in the same markets and the cost of certain inventory and non-inventory items required in our operations;

•	the possibility that local civil unrest, political instability, or changes in diplomatic or trade relationships might disrupt our operations in one or more markets;

•

foreign or U.S. laws, regulations and policies, including restrictions on trade, immigration and travel, operations, and investments; currency exchange controls; restrictions on imports and exports, including license requirements; tariffs; and taxes;

•	the presence of high inflation in the economies of some of the international markets in which our products are sold;

•	lack of well-established or reliable legal and administrative systems in certain countries in which our products are sold;

•	adverse weather conditions and natural disasters; and

•	social, economic and geopolitical conditions, such as a pandemic, terrorist attack, war or other military action.

These risks could have an adverse effect on our business, including our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets.

We are subject to financial risks as a result of our international operations, including exposure to foreign currency fluctuations and the impact of foreign currency restrictions.

Foreign-currency fluctuations may affect our financial position and results of operations. Approximately 5% of our 2020 net sales occurred in a foreign currency and we purchase inventory from our European manufacturer in Euros. Our exposure to foreign currencies may increase as we expand our business in foreign markets. In preparing our financial statements, we translate revenue and expenses in our markets outside the United States from their local currencies into U.S. dollars using weighted-average exchange rates. If the U.S. dollar strengthens relative to local currencies, our reported revenue, gross profit and net income will likely be reduced.

Although we may engage in transactions intended to reduce our exposure to foreign-currency fluctuations, there can be no assurance that these transactions will be effective. Complex global political and economic dynamics can affect exchange rate fluctuations. For example, the implementation of tariffs, border taxes or other measures related to the level of trade between the United States and other markets could impact the value of the U.S. dollar. It is difficult to predict future fluctuations and the effect these fluctuations may have upon future reported results or our overall financial condition.

Risks Related to Legal and Regulatory Matters

Disputes and other legal or regulatory proceedings could adversely affect our financial results.

From time to time, we may become involved in litigation, other disputes or regulatory proceedings in connection with or incidental to our business, including litigation related to intellectual property, regulatory matters, contract, advertising and other consumer claims. In general, claims made by us or against us in litigation, disputes or other proceedings can be expensive and time consuming to bring or defend against and could result in settlements, injunctions or damages that could significantly affect our business. It is not possible to predict the final resolution of the litigation, disputes or proceedings to which we currently are or may in the future become party to. Regardless of the final resolution, such proceedings may have an adverse effect on our reputation, financial condition and business, including by utilizing our resources and potentially diverting the attention of our management from the operation of our business. See “Business—Legal Proceedings.”

Our products are subject to federal, state and international laws, regulations and policies that could have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Our business is subject to numerous laws, regulations and policies around the world. Many of these laws and regulations have a high level of subjectivity, are subject to interpretation, and vary significantly from market to market. These laws and regulations can have several impacts on our business, including:

•	delays in or prohibitions of selling a product or ingredient in one or more markets;

•	limitations on our ability to import products into a market;

•	delays and expenses associated with compliance, such as record keeping, documentation of the properties of certain products, labeling, and scientific substantiation;

•	limitations on the labeling and marketing claims we can make regarding our products; and

•

limitations on the substances that can be included in our product, resulting in product reformulations, or the recall and discontinuation of certain products that cannot be reformulated to comply with new regulations.

These events could interrupt the marketing and sale of our products, cause us to be subject to product liability claims, severely damage our brand reputation and image in the marketplace, increase the cost of our products, cause us to fail to meet customer expectations or cause us to be unable to deliver products in sufficient quantities or sufficient quality, which could result in lost sales.

Before we can market and sell our products in certain jurisdictions, the applicable local governmental authority may require evidence of the safety of our products, which may include testing of individual ingredients at relevant levels. In particular, because Bis-amino is our proprietary ingredient, it typically is not a pre-approved ingredient for use in products in specific jurisdictions and we have been required in the past, and may be required in the future, to perform testing and provide other data and information to governmental authorities prior to the sale of our products in the jurisdiction. For example, Australian authorities have required us to perform additional testing on Bis-amino to register Bis-amino under Australia’s Industrial Chemical Introduction Scheme (AICIS), to be able to sell certain of our products in Australia. We are performing the final testing required, and have received provisional approval to sell our products. Although we are confident in our ability to obtain final approval, the Australian authorities could withdraw the provisional approval, resulting in impacts on our sales of certain products in Australia. Furthermore, our international customers are primarily responsible for registering ingredients or otherwise obtaining any approvals necessary for them to sell our products in the applicable territory and any failure by them to do so could decrease sales of our products and harm our reputation. Delays in or prohibition of selling our products, or the need to reformulate the ingredients used in our products, could have an adverse effect on our existing business and future growth.

Additional laws, regulations and policies, and changes, new interpretation or enforcement thereof, that affect our business could adversely affect our financial results. These include accounting standards, laws and regulations relating to tax matters, trade, data privacy and data security, anti-corruption, advertising, marketing, manufacturing, distribution, customs matters, product registration, ingredients, chemicals, packaging, selective distribution, environmental or climate change matters. Changes may require us to reformulate or discontinue certain of our products or revise our product packaging or labeling, any of which could result in, among other things, increased costs to us, delays in our product launches, product returns or recalls and lower net sales, and therefore could have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Government regulations relating to the marketing and advertising of our products may restrict, inhibit or delay our ability to sell our products and harm our business.

A variety of federal, state, and foreign government authorities regulate the advertising and promotion of our products, including the marketing claims we can make regarding their properties and benefits. In the United States, the Food and Drug Administration (“FDA”) regulates cosmetic products, including marketing claims. While the FDA does not require cosmetic products and labeling to undergo pre-market approval and the FDA does not have a list of approved or accepted claims, cosmetic labeling and claims must be truthful and not misleading. In addition, a cosmetic product may not be marketed with claims regarding the treatment or prevention of diseases or conditions or an effect on the structure or function of the body, which would cause such products to meet the definition of a drug and be subject to the requirements applicable to drug products. The

FDA has issued warning letters to cosmetic companies alleging improper drug claims regarding their cosmetic products, including, for example, product claims regarding hair growth or preventing hair loss. There is a degree of subjectivity in determining whether a labeling or marketing claim is appropriate under these standards. While we believe our product claims are truthful, not misleading, and would not cause our products to be regulated as drugs, there is always a risk that the FDA may determine otherwise, send us a warning letter or untitled letter, require us to modify our product claims, or take other enforcement action.

Other regulatory authorities, such as the FTC and state consumer protection agencies, also govern our products and typically require adequate and reliable scientific substantiation to support any marketing claims. This standard for substantiation is subject to interpretation and can vary widely from market to market, and there is no assurance that the research and development efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. The FTC also has specialized requirements for certain types of claims. For example, the FTC’s “Green Guides” regulate how “free-of,” “non-toxic” and similar claims must be framed and substantiated. It is possible that the FTC could interpret the Green Guides in a manner that does not allow some of our claims or that requires additional substantiation to make them. The FTC also has issued Guides Concerning the Use of Endorsements and Testimonials in Advertising (“Endorsement Guides”), under which product testimonials must come from “bona fide” users of a product and otherwise reflect the honest opinions, beliefs, or experience of the endorser. Additionally, companies must disclose material connections between themselves and their endorsers and are subject to liability for false or unsubstantiated statements regarding its products made by endorsers including, for example, marketing atypical results of using a product. The FTC actively investigates online product reviews and may bring enforcement actions against a company for failure to comply with applicable requirements for testimonials. Our brand ambassadors may participate in our product launches, take part in media days promoting our products, create product tutorials, and post online reviews of our products, including and “before and after” photos. If we or our brand ambassadors fail to comply with the Endorsement Guides or make improper product claims, the FTC could bring an enforcement action against us and we could be fined and/or forced to alter our marketing materials.

Moreover, consumer protection laws and regulations governing our business continue to expand. In some states such as California, class-action lawsuits may be based on similar standards regarding false and misleading advertising and other increasingly novel theories of liability. In addition, plaintiffs’ lawyers have filed class action or false advertising lawsuits against cosmetic companies based on their marketing claims. Federal and state consumer protection agencies are expected to continue their active enforcement of applicable laws and regulations. Any inquiry into the regulatory status of our products and any related interruption in the marketing and sales of these products could damage out reputation and image in the marketplace.

If our products are not manufactured in compliance with applicable regulation, do not meet quality standards, or otherwise result in adverse health effects in consumers, it could result in reputational harm, remedial costs, or regulatory enforcement.

In the United States, the FDA has not promulgated regulations governing Good Manufacturing Practices (“GMPs”) for cosmetics. However, adherence to recommended GMPs can reduce the risk that FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. FDA’s draft guidance on cosmetic GMPs, most recently updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance and personnel. FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency.

We rely on third parties to manufacture our products in compliance with quality standards, including the cosmetic GMP guidelines in the FDA’s draft guidance. Compliance with these standards can increase the cost of manufacturing our products as we work with our vendors to assure they are qualified and in compliance. If we or our contract manufacturers fail to comply with these standards, it could lead to customer complaints, adverse events, product withdrawal or recall, or increase the likelihood that our products are rendered adulterated or misbranded, any of which could result in negative publicity, remedial costs, or regulatory enforcement that could impact our ability to continue selling certain products. Problems associated with product recalls could be exacerbated due to the global nature of our business because a recall in one jurisdiction could lead to recalls in other jurisdictions.

Government reviews, inquiries, investigations and actions could harm our business.

As we operate in various locations around the world, our operations are subject to governmental scrutiny and may be adversely impacted by the results of such scrutiny. The regulatory environment with regard to our business is evolving, and government officials often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we may receive formal and informal inquiries from various government regulatory authorities, as well as self-regulatory organizations, about our business and compliance with local laws, regulations or standards. Any determination that our operations or activities, or the activities of our employees, are not in compliance with existing laws, regulations or standards could negatively impact us in a number of ways, including the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, modification of business practices and compliance programs, equitable remedies, including disgorgement, injunctive relief, and other sanctions or similar results, all of which could potentially harm our business. Even if these reviews, inquiries, investigations and actions do not result in any adverse determinations, they could create negative publicity which could harm our business and give rise to third-party litigation or action.

If our products are found to be defective or unsafe we may be subject to various product liability claims, which could harm our reputation and business.

Our success depends, in part, on the quality and safety of our products. If our products are found to be defective, unsafe, or otherwise fail to meet our consumers’ expectations or if our product claims are found to be unfair or deceptive, our relationships with customers or consumers could suffer, the appeal of one or more of our products could be diminished and we could lose sales, any of which could result in an adverse effect on our business. For example, we have historically received complaints regarding our products, including complaints alleging that our products have caused dryness, skin irritation, hair loss, or hair damage, or have failed to improve the look and texture of hair. We conduct testing of our products and, based on these tests, do not believe that our products are the direct cause of such adverse effects. However, regardless of their merit, these or future complaints could have a negative impact on the reputation of our products and our brand, cause us to recall or stop selling our products, or lead to increased scrutiny or enforcement action from regulatory authorities, any of which could adversely affect our business and financial results.

We have been and may be subject to product liability claims, including that our products fail to meet quality or manufacturing specifications, contain contaminants, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, or cause adverse reactions or side effects. Product liability claims could increase our costs, and adversely affect our business and financial results. As we continue to offer an increasing number of new products through large product offerings our product liability risk may increase.

We maintain product liability insurance and continue to periodically evaluate whether we can and should obtain higher product liability insurance. Based upon our current approach to product liability risk management, if any of our products are found to cause any injury or damage or we become subject to product liability claims, we will be subject to the full amount of liability associated with any injuries or damages.

Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have an adverse effect on our reputation, business, financial condition and results of operations.

We collect, use, store, transmit and otherwise process data that is sensitive to the Company and its employees, customers and suppliers. A variety of state, federal, and foreign laws, regulations and industry standards apply to the collection, use, retention, protection, disclosure, transfer and other processing of certain types of data. As we seek to expand our business, we are, and may increasingly become subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. In many cases, these laws and regulations may apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws, regulations and standards are continuously evolving and may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have an adverse effect on our reputation, business, financial condition and results of operations.

In the United States, many states are considering adopting, or have already adopted, privacy regulations, including the California Consumer Privacy Act (the “CCPA”), which became operational in 2020. The CCPA increases privacy rights for California residents, including the right to access and delete their personal information, receive detailed information about how their personal information is used and shared, and imposes other obligations on companies that process their personal information. Among, other things, the CCPA provides California consumers the right to opt-out of certain sales of personal information. The CCPA also creates a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, in November 2020, California passed the California Privacy Rights Act (the “CPRA”), which expands the CCPA significantly, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Many of the CPRA’s provisions will become effective on January 1, 2023. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, and/or result in interruptions or delays in the availability of systems. Most recently, Virginia passed the Virginia Consumer Data Protection Act (“VCDPA”), applicable to companies collecting personal information of more than 100,000 Virginia residents, which could further impact our compliance burden. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

Our communications with our customers and email and social media marketing are subject to certain laws and regulations. As laws and regulations, including FTC enforcement, evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

We are also subject to certain international privacy laws. In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches.

In the European Economic Area (the “EEA”), we are subject to the General Data Protection Regulation (“GDPR”) and in the United Kingdom (“U.K.”), we are subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) and the U.K. Data Protection Act 2018 (the “U.K. DPA”), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The interpretations and measures conducted by us in our efforts to comply with these laws may have been or may prove to be insufficient. The GDPR and national implementing legislation in EEA member states and the U.K., impose a strict data protection compliance regime. The GDPR and the U.K. GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million (or £17.5 million) or 4% of global annual turnover). In addition to the foregoing, a breach of the GDPR or U.K. GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

We are also subject to rules with respect to cross-border transfers of personal data from the EEA and the U.K. to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws unless a data transfer mechanism has been put in place. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the U.K. to the United States, and other jurisdictions. Most recently, in July 2020, the Court of Justice of the E.U. (“CJEU”) limited how organizations could lawfully transfer personal data from the EEA to the United States, by invalidating the Privacy Shield and placing limitations on the use of the European Commission’s approved Standard Contractual Clauses (“SCCs”), requiring companies to independently assess the laws of the jurisdiction to which they transfer data with respect to their ability to protect the rights and freedoms of individuals as well as requiring further consideration of any additional protections such Company should put in place to ensure an essentially equivalent level of data protection to that afforded to the E.U. We currently rely on the SCCs to transfer personal data outside the EEA and the U.K., including to the United States, and will be required to implement new SCCs to address certain additional vendor relationships and the newly released SCCs issued by the European Commission on June 7, 2021. As supervisory authorities issue further guidance on personal data transfer mechanisms and the implications of the CJEU’s July 2020 decision, or start taking enforcement action, we could suffer additional costs, complaints and regulatory investigations or fines. If we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services as well as the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

On June 28, 2021, the European Commission issued an adequacy decision in respect of the UK’s data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point. If we are required to implement additional measures to transfer data from the EEA to the U.K. or other third countries, this could increase our compliance costs, and could adversely affect our business, financial condition and results of operations.

In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach in some instances. The requirements of these laws carry, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach, including through increased insurance premiums.

We make public statements about our use and disclosure of personal information through our privacy policies that are posted on our websites. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Further, we are subject to the Payment Card Industry (“PCI”) Data Security Standard, a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We rely on internal resources and external vendors to handle PCI matters and ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships, and increased transaction fees. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of payment card data or transaction information.

We rely on a variety of marketing techniques and practices to sell our products and to attract new customers and consumers, and we are subject to various current and future data protection laws and obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. In particular, we are subject to evolving E.U. and U.K. privacy laws on cookies and e-marketing. In the E.U. and the U.K., regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an E.U. regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the E.U. and the U.K., informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing, and we are in the process of updating our applicable websites to include a mechanism for obtaining such consent. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance and recent campaigns by a not for profit organization are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Additionally, some providers of consumer devices, web browsers and application stores have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents, or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective.

Our employees, customers, suppliers and other business partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, customers, suppliers and other business partners may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the rules of the applicable regulatory bodies; (ii) manufacturing standards; (iii) data privacy and security laws or other similar non-United States laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing, and education programs.

It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, additional integrity reporting and oversight obligations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending.

Violations of the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and other anti-corruption laws outside the United States could have an adverse effect on us.

The U.S. Foreign Corrupt Practices Act (“FCPA”), U.K. Bribery Act, and other anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We sell our products in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees, customers or other third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may require self-disclosure to government agencies and result in criminal or civil sanctions, which could disrupt our business and result in an adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Risks Related to Information Technology and Cybersecurity

We rely significantly on the use of information technology, as well as those of our third-party service providers. Any significant failure, inadequacy, interruption or data security incident of our information technology systems, or those of our third-party service providers, could disrupt our business operations, which could have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

We increasingly rely on information technology systems to process, transmit and store electronic information. Our ability to effectively manage our business and coordinate the manufacturing, sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. We rely on information technology systems to effectively manage, among other things, our business data, communications, supply chain, inventory management, customer order entry and order fulfillment, processing transactions, summarizing and reporting results of operations, human resources benefits and payroll management, compliance with regulatory, legal and tax requirements and other processes and data necessary to manage our business. Disruptions to our information technology systems, including any disruptions to our current systems and/or as a result of transitioning to additional or replacement information technology systems, as the case may be, could disrupt our business and could result in, among other things, transaction errors, processing inefficiencies, loss of data and the loss of sales and customers, which could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows. Additionally, the future operation, success and growth of our business depends on streamlined processes made available through information systems, global communications, internet activity and other network processes.

Our information technology systems may be subject to damage or interruption. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.

In addition, as part of our normal business activities, we collect and store certain confidential information, including personal information with respect to customers, consumers and employees, as well as information related to intellectual property, and the success of our e-commerce operations depends on the secure transmission of confidential and personal data over public networks, including the use of cashless payments. We may share some of this information with third-party service providers who assist us with certain aspects of our business. Any failure on the part of us or our third-party service providers to maintain the security of this confidential data and personal information, including via the penetration of our network security (or those of our third-party service providers) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation, any or all of which could result in the Company incurring potentially substantial costs. Such events could also result in the deterioration of confidence in the Company by employees, consumers and customers and cause other competitive disadvantages.

Security incidents compromising the confidentiality, integrity, and availability of our confidential or personal information and our and our third-party service providers’ information technology systems could result from cyber-attacks, ransomware, computer malware, supply chain attacks or malfeasance of our personnel. Moreover, we and our third-party service providers may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic, and we are particularly vulnerable to such risks because our employees all work remotely. As techniques used by cyber criminals change frequently, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss or destruction of our employee, representative, customer, vendor, consumer and/or other third-party data, including sensitive or confidential data, personal information and/or intellectual property. We cannot guarantee that our security efforts will prevent breaches or breakdowns of the Company’s or its third-party service providers’ information technology systems. If we suffer a material loss or disclosure of personal or confidential information as a result of a breach of our information technology systems, including those of our third-party service providers, we may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which could have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows. Moreover, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents.

In addition, any such access, disclosure or other loss or unauthorized use of information or data, whether actual or perceived, could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state and foreign data protection and privacy regulations, violations of which could result in significant penalties and fines. In addition, although we seek to detect and investigate all data security incidents, security breaches and other incidents of unauthorized access to our information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above.

Our information technology and websites may be susceptible to cybersecurity breaches, outages and other risks.

Our information technology systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and other events. Despite the implementation of network security measures, our systems may be vulnerable to constantly evolving cybersecurity threats such as malware, break-ins and similar disruptions from unauthorized tampering. The occurrence of these or other events could disrupt or damage our information technology and adversely affect our business, including our employees’ abilities to adequately conduct work. Insurance policies that may provide coverage with regard to such events may not cover any or all of the resulting financial losses.

In addition, as part of our normal business activities, we collect and store certain confidential information, including personal information with respect to customers, consumers and employees, as well as information related to intellectual property, and the success of our e-commerce operations depends on the secure transmission of confidential and personal data over public networks, including the use of cashless payments. We may share some of this information with vendors who assist us with certain aspects of our business. Any failure on the part of us or our vendors to maintain the security of this confidential data and personal information, including via the penetration of our network security (or those of our vendors) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation, any or all of which could result in the Company incurring potentially substantial costs. Such events could also result in the deterioration of confidence in the Company by employees, consumers and customers and cause other competitive disadvantages. In addition, a security or data privacy breach could require us to expend significant additional resources to enhance our information security systems and could result in a disruption to our operations. Furthermore, third parties, such as our suppliers and retail customers, may also rely on information technology and be subject to such cybersecurity breaches. These breaches may negatively impact their businesses, which could in turn disrupt our supply chain and/or our business operations. Due to the potential significant costs, business disruption and reputational damage that typically accompany a cyberattack or cybersecurity breach, any such event could have an adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Risks Related to Intellectual Property Matters

Our efforts to register, maintain and protect our intellectual property rights may not be sufficient to protect our business.

Our patents and trademarks are essential to our business, and we also rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect our patents, trademarks and other proprietary information through a combination of patent, trademark, copyright and trade secret laws, as well as by confidentiality, non-disclosure and assignment of invention agreements with our employees, contractors, collaborators, vendors, consultants, advisors and third parties. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. This could involve significant expense, potentially hinder or limit use of our intellectual property rights, or potentially result in the inability to use the intellectual property rights in question. If an alternative cost-effective solution were not available, there may be an adverse effect on our financial position and performance.

Enforcing our intellectual property rights against one or more third parties can be expensive and time-consuming, and an adverse result in any proceeding could put our intellectual property rights at risk of being invalidated or narrowed in scope of coverage. Patent and trademark challenges increase our costs to develop, engineer and market our products. We may not have adequate resources to enforce our intellectual property rights. In addition, our ability to enforce our intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any disputes that we initiate and the damages or other remedies awarded, if we were to prevail, may not be commercially meaningful. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of dispute.

Pending and future patent applications may not be approved or result in patents being issued which protect our products or which effectively prevent others from commercializing competitive technologies and products. Moreover, the scope of coverage claimed in a patent application can be significantly reduced during prosecution before the patent is issued. Even once issued, the scope, validity, enforceability, and commercial value of patent rights are uncertain, and our patents may not be of sufficient scope or strength to provide any meaningful protection or commercial advantage and may not preclude competitors from developing products similar to ours.

Any of our patents or pending patent applications may be challenged, narrowed, circumvented, or invalidated by third parties. For example, we are aware of pending oppositions in the European Patent Office, India, and Ecuador. Additionally, as a result of two post grant review proceedings at the U.S. Patent and Trademark Office, some of the claims in two of our U.S. patents were determined to be invalid. The invalidated claims are a subset of the claims that defend against the use of competitors’ products in a hair bleaching method that do not contain our Bis-amino ingredient.

While we have registered or applied to register many of our trademarks, trade names, and brand names to distinguish our products from those of our competitors, we cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands.

We rely on our unpatented proprietary technology and it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. Although we generally seek to protect our unpatented proprietary technology and our trade secrets, processes, and know-how by confidentiality, non-disclosure and assignment of invention agreements with our employees, contractors, collaborators, vendors, consultants and advisors, we cannot assure you that these agreements will provide meaningful protection in the event of any unauthorized use or disclosure of such proprietary technology, trade secrets, processes, or know-how.

In addition, our ability to protect our intellectual property may be adversely affected by the COVID-19 pandemic. Because of the COVID-19 pandemic, certain domestic and foreign intellectual property offices have amended their filing requirements and other procedures, including, but not limited to, extending deadlines and waiving fees. These accommodations have not been applied uniformly across all intellectual property offices globally, and the effectiveness and duration of existing action is unclear. Further, the ongoing COVID-19 pandemic has created uncertainty with respect to the uninterrupted operation of domestic and foreign intellectual property offices, which, amongst other things, may cause delayed processing of assignments, renewal fee payments, and application filings, and may delay prosecution of patent and trademark applications. Any inability to establish and maintain current and future trademarks, patents or other intellectual property rights may have an adverse effect on the growth and reputation of our business. Further, the constantly evolving nature of the COVID-19 pandemic may affect our brand and our other intellectual property rights over time in ways that cannot be reasonably anticipated or mitigated. This could have an adverse effect on our business, the results of our operations, and financial condition.

In certain foreign jurisdictions, relevant government authorities may also be slow to act on the acceptance and recordation of assignments of intellectual property rights, sometimes taking years to record such assignments. As noted above, the COVID pandemic has extended these delays further. While we are not currently adversely affected by these delays, our ability to enforce our rights against third-party infringers and to enter into local licensing arrangements may be limited or otherwise adversely affected by the failure of local governmental entities to promptly process and record prior transfers of IP rights.

If we do not adequately maintain our intellectual property, it can result in loss of rights. Loss of rights may be irrevocable. For example, we are required to pay various periodic renewal fees on registered intellectual property, and our failure to do so could result in the affected intellectual property lapsing. If this were to occur, our competitors may be able to use our technologies, names, brands or the goodwill we have acquired in the marketplace and erode or negate any competitive advantages we may have, which could harm our business and ability to achieve profitability.

If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our markets of interest.

If our trademarks and trade names are not adequately protected, we may not be able to maintain or build name recognition in our target markets and our business may be adversely affected. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, competitors or other third parties have in the past, and may in the future, adopt trade names, trademarks or domain names similar to ours, thereby impeding our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. In addition, there could be trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Our efforts to enforce or protect our trademarks, trade names and domain names may be ineffective, may impact the public perception of our brand, may be expensive, may divert our resources and, if our proprietary rights are challenged in connection with such enforcement efforts, could result in payment by us of monetary damages or injunctive relief against us that prevents us from using certain trademarks and trade names, all of which could adversely impact our financial condition or results of operations.

We may not be able to effectively protect and enforce our intellectual property rights throughout the world to the same extent as in the United States.

Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. For example, the requirements for patentability may differ in certain countries, particularly in developing countries. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. The legal systems of some countries, particularly developing countries, do not favor or may not be sufficiently robust for the meaningful enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights. Consequently, we may not be able to prevent third parties from practicing our inventions in all jurisdictions in which we have patent protection. In addition, competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and export otherwise infringing products to territories where we have patent protection. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Furthermore, we currently own trademarks that we use in connection with our business in the United States and other markets. As we continue to expand into international markets, we may experience certain risks associated with protecting our brand and maintaining the ability to use our brand in the countries where we operate. Specifically, there is a risk that our trademarks may conflict with the registered trademarks of other companies, which may require us to rebrand our product and service offerings, obtain costly licenses, defend against third-party claims, or substantially change our product or service offerings.

Proceedings to enforce our patent and trademarks rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert efforts and resources from other aspects of our business. While we generally seek to protect our intellectual property rights in the major markets where we intend to market and sell our products, we cannot ensure that we will be able to do so in all jurisdictions. Furthermore, we may not accurately predict all of the jurisdictions where patent protection will ultimately be desirable, and if we fail to timely file a patent application in any such jurisdiction, we may be precluded from doing so later. Accordingly, our efforts to protect our patent and other intellectual property rights in such jurisdictions may be inadequate.

Third parties may allege that we are infringing, misappropriating, or otherwise violating their intellectual property rights, which could involve substantial costs and adversely impact our business.

Our success in part depends on our ability to develop, manufacture, market and sell our products without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. Third parties may allege that our products infringe, misappropriate, or otherwise violate third-party intellectual property rights, and we may become involved in litigation or other disputes relating to intellectual property used in our business.

Any such claims, even those without merit, can be expensive and time-consuming to defend and may divert management’s attention and resources, and an adverse result in any proceeding could put our ability to produce and sell our products in jeopardy. We may be required to spend significant amounts of resources to defend against claims of infringement, pay significant money damages, cease using certain processes, technologies, or other intellectual property, cease making, offering and selling certain products, obtain a license (which may not be available on commercially reasonable terms or at all) or redesign our brand, our products or our packaging (which could be costly, time-consuming, or impossible).

In addition, we may be unaware of third-party intellectual property that covers or otherwise relates to some or all of our products. Because of technological changes in our industry, current patent coverage and the rapid rate of issuance of new patents, our current or future products may unknowingly infringe or misappropriate existing or future patents or intellectual property rights of other parties. Further, because some patent applications are maintained in secrecy for a period of time, there is a risk that we could develop a product or technology without knowledge of a pending patent application, which product or technology would infringe a third-party patent once that patent is issued. The defense costs and settlements for patent infringement lawsuits may not be covered by insurance. Patent infringement lawsuits can take years to resolve. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have an adverse effect on our operations and financial position. Even if resolved in our favor, the volume of intellectual-property-related claims, and the mere specter of threatened litigation or other legal proceedings may cause us to incur significant expenses and could distract our personnel from day-to-day responsibilities. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse effect on our operations, reputation, and financial performance.

Relatedly, competitors or other third parties may raise claims alleging that other third parties indemnified by us infringe, misappropriate, or otherwise violate such competitors’ or other third parties’ intellectual property rights. These claims of infringement, misappropriation, or other violation may be extremely broad, and it may not be possible for us to conduct our operations in such a way to avoid all such alleged violations of such intellectual property rights.

We may be subject to claims that our employees, contractors, collaborators, vendors, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Third parties may in the future allege wrongful use or disclosure of their alleged intellectual property or make claims challenging the inventorship or ownership of our intellectual property. We may be subject to claims that we or our employees, contractors, collaborators, vendors, consultants and advisors have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. In addition, we may face claims by third parties that our agreements with employees obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and may interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in such intellectual property. It is not always possible to identify and deter misconduct by employees, contractors, collaborators, vendors, consultants and advisors and the precautions we take to detect and prevent this type of activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these outcomes could harm our business and competitive position.

Risks Related to Our Indebtedness

Our significant indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness, which, as of June 30, 2021, totaled approximately $766.8 million, including $766.8 million outstanding under our Term Loan Facility (as defined herein) and no amounts outstanding under our Revolver (as defined herein).

Our significant indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences, including:

•

requiring us to dedicate a significant portion of our cash flows from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, product development and other purposes;

•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increasing our exposure to rising interest rates because certain of our borrowings are at variable interest rates;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; and

•

limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, product development and other corporate purposes.

Although the terms of the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of important exceptions and indebtedness incurred in compliance with such restrictions could be substantial. If we and our restricted subsidiaries incur significant additional indebtedness, the related risks that we face could increase.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt, and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. We may not be able to affect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives, which may adversely affect our business, financial condition and results of operations.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to change or to take certain actions.

The agreements governing our outstanding indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including, among other things, restrictions on our ability to:

•	incur additional indebtedness;

•	create liens on assets;

•	declare or pay certain dividends and other distributions;

•	make certain investments, loans, guarantees or advances;

•	consolidate, amalgamate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	exceed certain secured leverage ratios.

These restrictions could impede our ability to operate our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. See “Description of Certain Indebtedness—Certain Covenants and Events of Default.”

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. A breach of such covenants could result in an event of default unless we obtain a waiver to avoid such default. If we are unable to obtain a waiver, such a default may allow our creditors to accelerate the related debt and may result in the acceleration of, or default under, any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Because our operations are conducted through our subsidiaries, we are dependent on the receipt of distributions and dividends or other payments from our subsidiaries for cash to fund our operations and expenses, including to make future dividend payments, if any.

Our operations are conducted through our subsidiaries. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our outstanding indebtedness significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

Despite our substantial debt, we may still be able to incur significantly more debt, which would increase the risks described herein. We may also require additional capital, which may not be available on acceptable terms, if at all, and may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Despite our current indebtedness levels, we may increase our levels of debt in the future to finance our operations or in connection with acquisitions. The agreements relating to our indebtedness limit but do not prohibit our ability to incur additional debt. If we increase our total indebtedness, our debt service obligations will increase. We will become more exposed to the risks arising from our substantial level of indebtedness as described above as we become more leveraged. As of June 30, 2021, we had approximately $51.0 million of undrawn capacity available under our Revolver, subject to certain conditions. We regularly consider market conditions and our ability to incur indebtedness to either refinance existing indebtedness or for working capital. If additional debt is added to our current debt levels, the related risks we face could increase.

If our cash flow from operations is less than we anticipate, if our cash requirements are more than we expect, or if we intend to finance acquisitions, we may require more financing. However, debt or equity financing may not be available to us on acceptable terms, if at all. If we incur additional debt or raise equity through the issuance of additional capital shares, the terms of the debt or capital shares issued may give the holders rights, preferences and privileges senior to those of holders of our ordinary shares, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted. If we are unable to raise additional capital when needed, our financial condition could be adversely affected. Unfavorable changes in the ratings that rating agencies assign to our debt may ultimately negatively impact our access to the debt capital markets and increase the costs we incur to borrow funds.

Uncertainty relating to the London interbank offered rate and the potential discontinuation of the London Interbank Offered Rate (“LIBOR”) in the future may adversely affect our interest expense.

Borrowings under our Credit Agreement (as defined herein) bear interest at a rate equal to an adjusted base rate or LIBOR, plus, in each case, an applicable margin. On July 27, 2017, the U.K.’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. While the ICE Benchmark Administration recently announced its intention to extend the publication of certain LIBOR settings to the end of 2023, there can be no assurance such extension will occur. As a result, it is unclear if LIBOR will cease to exist after 2021 or if new methods of calculating LIBOR will be established such that it continues to exist after that time. The United States Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee composed of large U.S. financial institutions, is considering replacing LIBOR with a new index calculated by short-term repurchase agreements, backed by U.S. Treasury securities. The future of LIBOR at this time is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phaseout could cause LIBOR to perform differently than in the past or cease to exist. If LIBOR ceases to exist, we may need to renegotiate our credit agreements and related agreements, which may result in interest rates and/or payments that do not correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could adversely affect our results of operations, cash flow and liquidity.

Risks Related to this Offering and Ownership of Our Common Stock

The Advent Funds will continue to have significant influence over us after this offering.

Following completion of this offering, entities affiliated with the Advent Funds will beneficially own approximately                % of our outstanding common stock (approximately                % if the underwriters exercise their option to purchase additional shares in full). In addition, three members of our Board of Directors are employed by affiliates of the Advent Funds. For as long as affiliates of the Advent Funds continue to beneficially own a substantial percentage of the voting power of our outstanding common stock, they will continue to have significant influence over us. For example, they will be able to strongly influence or effectively control the election of all of the members of our Board of Directors and our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of additional indebtedness, the issuance of any additional shares of common stock or other equity securities, the repurchase or redemption of shares of our common stock and the payment of dividends. This concentration of ownership may have the effect of deterring, delaying, or preventing a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of our common stock.

Our restated certificate of incorporation will provide that we will waive any interest or expectancy in corporate opportunities presented to the Advent Funds, members of our Board of Directors who are affiliated with the Advent Funds or Christine Dagousset, in her capacity as an officer or employee of Chanel Inc, US and as a member of the Executive Committee of Chanel Limited UK or any of its controlled affiliates (“Chanel”).

Our restated certificate of incorporation will provide that the Advent Funds and the members of our Board of Directors who are affiliated with the Advent Funds will not be required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. In addition, our restated certificate of incorporation will provide that Ms. Dagousset will not be required to offer us any corporate opportunity of which she becomes aware in her capacity as an officer or employee of Chanel and can take such corporate opportunity for Chanel. We, by the terms of our restated certificate of incorporation, will expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. The Advent Funds may have interests that differ from yours. The Advent Funds are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Ms. Dagousset, in her capacity as an officer or employee of Chanel, also may have interests that differ from those of the Company, including that she may be presented with or become involved with business opportunities for Chanel that may be competitive with the Company.

We will be required to pay our Existing Stockholders 85% of certain tax benefits related to Pre-IPO Tax Assets and could be required to make substantial cash payments in which the stockholders purchasing shares in this offering will not participate.

Following our initial public offering, we expect to be able to utilize the Pre-IPO Tax Assets, which arose (or are attributable to transactions occurring) prior to the completion of this offering. These Pre-IPO Tax Assets will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

Prior to the completion of this offering and in connection with the Pre-IPO Reorganization, we will enter into the Tax Receivable Agreement, which provides the right to receive future payments from us to our Existing Stockholders of 85% of the amount of cash savings, if any, in U.S. federal, state or local income tax that we or our subsidiaries realize (or are deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets and the making of payments under the Tax Receivable Agreement. Consequently, stockholders purchasing shares in this offering will only be entitled to the economic benefit of the Pre-IPO Tax Assets to the extent of our continuing 15% interest in those assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes and Tax Receivable Agreement.”

These payment obligations will be our obligations and not obligations of any of our subsidiaries and are not conditioned upon the Existing Stockholders maintaining a continued direct or indirect ownership interest in us. For purposes of the Tax Receivable Agreement, the amount of cash savings in U.S. federal, state or local income tax that we or our subsidiaries realize (or are deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets will be computed by comparing our actual U.S. federal, state and local income tax liability with our hypothetical liability had we not been able to utilize the Pre-IPO Tax Assets, taking into account several assumptions and adjustments, including, for example, that:

•	we will pay state and local income taxes at a blended rate based on our nexus to applicable jurisdictions, even though our actual effective state and local income tax rate may be materially different;

•	tax benefits existing at the time of the offering are deemed to be utilized before certain tax attributes acquired after this offering; and

•

a non-taxable transfer of assets by us to a non-consolidated entity is treated under the Tax Receivable Agreement as a taxable sale at the greater of (i) tax basis and (ii) fair market value subject to certain adjustments.

The actual amount and utilization of the Pre-IPO Tax Assets, as well as the timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future and the rates then applicable to us and our subsidiaries. Payments under the Tax Receivable Agreement are expected to give rise to certain additional tax benefits. Any such tax benefits that we are deemed to realize under the terms of the Tax Receivable Agreement are covered by the Tax Receivable Agreement and will increase the amounts due thereunder.

The Tax Receivable Agreement provides that interest, at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3%, will accrue from the due date (without extensions) of the tax return to which the applicable tax benefits relate to the date of payment specified by the Tax Receivable Agreement. In addition, where we fail to make payment by the date so specified, the Tax Receivable Agreement generally provides for interest to accrue on the unpaid amount from the date so specified until the date of actual payment, at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 5%, except under certain circumstances specified in the Tax Receivable Agreement where we are unable to make payment by such date, in which case interest will accrue at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3%.

We expect that the payments we make under this Tax Receivable Agreement will be substantial. As described above, the Tax Receivable Agreement will make certain simplifying assumptions and adjustments regarding the determination of the cash savings in U.S. federal, state or local income tax that we or our subsidiaries realize (or are deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets and the making of payments under the Tax Receivable Agreement, which may result in payments pursuant to the Tax Receivable Agreement significantly greater than the benefits we realize in respect of the Pre-IPO Tax Assets.

Based on current tax laws and assuming that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the Pre-IPO Tax Assets could aggregate to approximately $233 million. The aggregate amount payable pursuant to the Tax Receivable Agreement is dependent in large part on the reduction in taxes that we would have been required to pay absent the existence of the Pre-IPO Tax Assets. As a result, changes in tax law, and in particular the tax rate applicable to U.S. corporations and the tax rules on the amortization and depreciation of assets, may materially impact the timing and amounts of payments by us to the Existing Stockholders pursuant to the Tax Receivable Agreement. The Biden Administration has proposed a significant number of changes to U.S. tax laws, including an increase in the maximum tax rate applicable to U.S. corporations, which may materially increase our payment obligations to Existing Stockholders under the Tax Receivable Agreement.

Upon the effective date of the Tax Receivable Agreement, we expect to recognize a liability of $233 million for the payments to be made under the Tax Receivable Agreement, which will be accounted for as a reduction of additional paid-in capital on our consolidated balance sheet.

Changes in the utilization of the Pre-IPO Tax Assets will impact the amount of the liability that will be paid pursuant to the Tax Receivable Agreement. Changes in the utilization of these Pre-IPO Tax Assets are recorded in income tax expense (benefit) and any changes in the obligation under the Tax Receivable Agreement is recorded in other income (expense).

In addition, the Tax Receivable Agreement provides that (i) upon certain mergers, stock and asset sales, other forms of business combinations, (ii) upon certain sales or other divestitures, (iii) upon certain proceedings seeking liquidation, reorganization or other relief under bankruptcy, insolvency or similar law, event of default under certain of our indebtedness for borrowed money, or other Credit Event (as defined therein), (iv) upon a breach of any of our material obligations (that is not timely cured) under the Tax Receivable Agreement, or (v) or other Changes of Control (as defined therein), or if, at any time, we elect an early termination of the Tax Receivable Agreement, our payment obligations under the Tax Receivable Agreement will accelerate and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We will be required to make a payment intended to be equal to the present value of future payments (calculated using a discount rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 1%, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the Tax Receivable Agreement, which payment would be based on certain assumptions, including the assumption that we and our subsidiaries have sufficient taxable income and tax liabilities to fully utilize anticipated future tax benefits. In these situations, our, or a potential acquirer’s, obligations under the Tax Receivable Agreement could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other Changes of Control. These provisions of the Tax Receivable Agreement may result in situations where the Existing Stockholders have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the Tax Receivable Agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer’s, actual cash savings in U.S. federal, state or local income tax.

Different timing rules will apply to payments under the Tax Receivable Agreement to be made to holders that, prior to the completion of the offering, hold stock options (collectively, the “Award Holders”). Such payments will generally be deemed invested in a notional account rather than made on the scheduled payment dates, and the account will be distributed on the fifth anniversary of the initial public offering, together with an amount equal to the net present value of such Award Holder’s future expected payments, if any, under the Tax Receivable Agreement. Moreover, payments to holders of stock options that are unvested prior to the completion of this offering will be subject to vesting on the same schedule as such holder’s unvested stock options.

The Tax Receivable Agreement contains a Change of Control definition that includes, among other things, a change of a majority of the Board of Directors without approval of at least two-thirds majority of the then-existing Board members (the “Continuing Directors Provision”). Delaware case law has stressed that such Continuing Directors Provisions could have a potential adverse effect on shareholders’ right to elect a company’s directors. In this regard, decisions of the Delaware Chancery Court (not involving us or our securities) have considered change of control provisions and noted that a board of directors may “approve” a dissident shareholders’ nominees solely to avoid triggering the change of control provisions, without supporting their election, if the board determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders. Further, according to these decisions, the directors’ duty of loyalty to shareholders under Delaware law may, in certain circumstances, require them to give such approval. However, there can be no assurance that the Board of Directors would vote in approval of such new Board members and that, as a result, the election of such new Board of Directors members could give rise to a Change of Control and accelerate payments under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based in part on our reporting positions. The Existing Stockholders (or their transferees or assignees) will not reimburse us for any payments previously made under the Tax Receivable Agreement if such tax benefits are subsequently disallowed, although future payments would be adjusted to the extent possible to reflect the result of such disallowance and any excess payments made to any Existing Stockholder (or such Existing Stockholder’s transferees or assignees) will be netted against future payments that would otherwise be made under the Tax Receivable Agreement, if any, after our determination of such excess. As a result, in certain circumstances, the payments we are required to make under the Tax Receivable Agreement could exceed the cash tax savings we actually realize in respect of the attributes in respect of which the Tax Receivable Agreement required us to make payment.

Certain transactions by us could cause us to recognize taxable income (possibly material amounts of income) without a current receipt of cash. Payments under the Tax Receivable Agreement with respect to such taxable income would cause a net reduction in our available cash. For example, transactions giving rise to cancellation of debt income, the accrual of income from original issue discount or deferred payments, a “triggering event” requiring the recapture of dual consolidated losses, or “Subpart F” income would each produce income with no corresponding increase in cash. In these cases, we may use some of the Pre-IPO Tax Assets to offset income from these transactions and, under the Tax Receivable Agreement, would be required to make a payment to our Existing Stockholders even though we receive no cash corresponding to such income.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for specified reasons, such payments will be deferred and will accrue interest at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3%, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made. Among other reasons, we may be unable to timely make payments under the Tax Receivable Agreement due to limitations on distributions under the terms of the credit agreement to which one or more our subsidiaries are a party.

If we did not enter into the Tax Receivable Agreement, we would be entitled to realize the full economic benefit of the Pre-IPO Tax Assets. Stockholders purchasing shares in this offering will not be entitled, indirectly by holding such shares, to the economic benefit of the Pre-IPO Tax Assets that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the Pre-IPO Tax Assets).

In the event that any determinations must be made under or any dispute arises involving the Tax Receivable Agreement, the Existing Stockholders will be represented by a shareholder representative that initially will be an entity controlled by the Advent Funds. For so long as any Advent Funds retain an interest in the Tax Receivable Agreement, should any representatives of the Advent Funds then be serving on our Board of Directors, such directors will be excluded from decisions of the Board of Directors related to the relevant determination or dispute.

The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value of your stock of $            per share as of June 30, 2021 based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, because the price that you pay will be substantially greater than the net tangible book value deficiency per share of the shares you acquire. You will experience additional dilution upon the exercise of options to purchase shares of our common stock, including those options currently outstanding and those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders will experience substantial additional dilution. See “Dilution.”

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.

We will in the future grant stock options and other awards to our certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Since our inception, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained following completion of this offering. The initial public offering price for our common stock was determined through negotiations among us and the underwriters, and may vary from the market price of our common stock following the completion of this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our common stock, you may not be able to resell any shares you hold at or above the initial public offering price, or at all. We cannot predict the prices at which our common stock will trade.

In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	timing of new product launches;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	changes in legislation, regulation and government policy as a result of the U.S. presidential and congressional elections;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities;

•	changes in general market and economic conditions; and

•	the other factors described in this “Risk Factors” section and the section titled “Special Note Regarding Forward-Looking Statements.”

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. We are exposed to the impact of any global or domestic economic disruption. Additionally, in the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make a substantial payment to satisfy judgments or to settle litigation.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

Following completion of this offering, there will be             shares of our common stock outstanding. Of our issued and outstanding shares, all of the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately     % of our outstanding common stock (or approximately     % and     % if the underwriters exercise their option to purchase additional shares in full) will be held by affiliates of the Advent Funds.

Each of our executive officers and directors, the selling stockholders and substantially all holders of our common stock have entered into a lock-up agreement with Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the underwriters, which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Sales of substantial amounts of our common stock in the public market after this offering, the perception that such sales will occur, or early release of these lock-up agreements could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares of our common stock to be outstanding following completion of this offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below, subject to the provisions of Rule 144 and Rule 701.

Number of Shares	Date Available for Resale
On the date of this offering ( , 2021)
180 days after this offering ( , 2021) subject to certain exceptions

Beginning 180 days after this offering, subject to certain exceptions, the Advent Funds may require us to register shares of our common stock held by them for resale under the federal securities laws, subject to reduction upon the request of the underwriter of the offering, if any. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of those shares would allow the Advent Funds to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, following completion of this offering, we intend to register (i) shares of common stock issuable upon the exercise of stock options outstanding under the 2020 Plan and (ii) shares of our common stock that we expect to issue pursuant to the 2021 Plan. For more information, see “Shares Eligible for Future Sale—Registration Statements on Form S-8.”

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.

In addition to the Advent Funds beneficial ownership of a substantial percentage of our common stock, provisions in our restated certificate of incorporation and amended and restated bylaws after this offering and Delaware law could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders, and could also make it difficult for stockholders to elect directors that are not nominated by the current members of our Board of Directors or take other corporate actions, including effecting changes in our management. These provisions include a classified board of directors and the ability of our Board of Directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our restated certificate of incorporation will also impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than the Advent Funds. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Capital Stock—Anti-Takeover Effects of Our Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Our restated certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.

Our restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any claim against the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our restated certificate of incorporation or amended and restated bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or our amended and restated bylaws, (v) any claim against the Company governed by the internal affairs doctrine, and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act, as amended, brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Our restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.

The choice of forum provisions to be contained in our restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions. The choice of forum provisions may also impose additional litigation costs on stockholders who assert that the provisions are not enforceable or invalid.

Upon the listing of our common stock on the Nasdaq Global Select Market, we will be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, the Advent Funds will collectively control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	a majority of our Board of Directors consists of “independent directors,” as defined under the rules of such exchange;

•	our Board of Directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

our Board of Directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that any committees of our Board of Directors, other than our audit committee, will be composed of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of             .

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

We do not currently intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not currently expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing Credit Agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their common stock after price appreciation, which may never occur as the only way to realize any future gains on their investment. As a result, investors seeking cash dividends should not purchase our common stock. See “Dividend Policy.”

We are an emerging growth company and cannot be certain if the reduced disclosure requirements applicable to us will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”); we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, while we are an emerging growth company, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies that have adopted the new or revised accounting standards.

We may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering, though we may cease to be an emerging growth company earlier under certain circumstances, including if (i) we have $1.07 billion or more in annual gross revenue in any fiscal year, (ii) we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act; or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

General Risks

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect investor confidence in our company.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Although we are not yet subject to the certification or attestation requirements of the Sarbanes-Oxley Act in connection with the preparation of our consolidated financial statements included elsewhere in this prospectus, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The following are the material weaknesses we identified as of December 31, 2020: (i) limited technical accounting resources and a lack of sufficient segregation of duties related to the control over review and approval of journal entries, reconciliations and accruals; (ii) lack of formal risk assessment process to identify, evaluate and address business risks relevant to financial reporting objectives; and (iii) lack of entity-level controls typical for a public company, including corporate policies, accounting policies, formal board and audit committee charters and calendar, formal organizational chart depicting reporting lines and key areas of authority and responsibility, and information technology.

The control deficiencies described above were considered to be material weaknesses because they could have resulted in a misstatement of the aforementioned account balances or disclosures that could result in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

We have implemented improved processes and internal controls, including hiring a Chief Financial Officer, VP of Finance, Controller, Assistant Controller and Staff Accountant while we continue to utilize additional support from external accounting consultants to assist with technical accounting questions as well as the implementation of additional control processes in preparation for becoming a public company. However, these control deficiencies were unremediated as of June 30, 2021 as the controls that we designed to address these control deficiencies had not been operating for a sufficient amount of time to conclude that they had been remediated. While we believe these efforts will improve our internal controls and address the underlying causes of the material weaknesses, such material weaknesses will not be remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively for a sufficient period of time. We cannot be certain that the steps we are taking will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or prevent future material weaknesses or control deficiencies from occurring. While we are working to remediate the material weaknesses as timely and efficiently as possible, at this time we cannot provide an estimate of costs expected to be incurred in connection with the implementation of this remediation plan, nor can we provide an estimate of the time it will take to complete this remediation plan.

We cannot provide assurance that additional material weaknesses or control deficiencies will not occur in the future. If we identify additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting in future periods, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. Additionally, allegations of fraud may have a direct and adverse effect on the value of our brand, which may further negatively impact our financial situation.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Although we will be required to disclose changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until our second annual report required to be filed with the SEC.

To comply with the requirements of being a public company, we may need to undertake various actions, to develop, implement and test additional processes and other controls. Testing and maintaining internal controls can divert our management’s attention from other matters related to the operation of our business.

We are not insured against all risks affecting our activities and our insurance coverage may not be sufficient to cover all losses and/or liabilities that may be incurred by our operations.

We cannot provide assurance that our insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our policies, such as war, force majeure or certain business interruptions. In addition, we cannot provide assurance that when our current insurance policies expire, we will be able to renew them with sufficient and favorable terms, and the failure to renew our insurance policies may adversely affect us.

We could be subject to changes in our tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities, which could have a material and adverse effect on our operating results, cash flows and financial condition.

We are subject to taxes in the United States and in the U.K., where our subsidiary Olaplex UK Limited is organized. Tax laws, regulations, administrative practices and interpretations in the U.K. or other jurisdictions may be subject to change, with or without notice, due to economic, political and other conditions. As a result, significant judgment is required in evaluating and estimating our provision for income taxes. Our future effective tax rates could be affected by numerous factors, such as intercompany transactions, changes in our business operations, acquisitions and dispositions, entry into new markets, the amount of our earnings and where earned, losses incurred in jurisdictions, the inability to realize tax benefits, changes in foreign currency exchange rates, changes in our stock price, uncertain tax positions, allocation and apportionment of state taxes, changes in our deferred tax assets and liabilities and their valuation. In addition, U.S. and foreign governments may enact tax laws that could result in further changes to global taxation and may materially affect our operating results and financial condition.

The recent presidential and congressional elections in the United States could also result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting us and our business. For example, the United States government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear.

We are not currently subject to tax controversies in any jurisdiction. However, an audit, investigation or other tax controversy could have a material effect on our operating results, cash flows or financial condition. We regularly assess the likelihood of an adverse outcome resulting from these proceedings to determine the adequacy of our tax accruals. Although we believe our tax estimates are reasonable, the outcome of audits, investigations and any other tax controversies could be materially different from our historical income tax provisions.

Our business could be negatively impacted by corporate citizenship and sustainability matters.

There is an increased focus from certain investors, customers, consumers, employees and other stakeholders concerning corporate citizenship and sustainability matters. From time to time, we may announce certain initiatives, including goals, regarding our focus areas, which include environmental matters, packaging, responsible sourcing, social investments and inclusion and diversity. We could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could fail in accurately reporting our progress on such initiatives and goals. Such failures could be due to changes in our business (e.g., shifts in business among distribution channels). Moreover, the standards by which citizenship and sustainability efforts and related matters are measured are developing and evolving, and certain areas are subject to assumptions. The standards or assumptions could change over time. In addition, we could be criticized for the scope of such initiatives or goals or perceived as not acting responsibly in connection with these matters. Any such matters, or related corporate citizenship and sustainability matters, could have an adverse effect on our business.

If we pursue acquisition, such acquisitions may expose us to additional risks.

We may review acquisition and strategic investment opportunities to expand our current product offerings and distribution channels, increase the size and geographic scope of our operations or otherwise offer growth and operating efficiency opportunities. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. If required, the financing for these transactions could result in an increase in our indebtedness, dilute the interests of our stockholders or both. The purchase price for some acquisitions may include additional amounts to be paid in cash in the future, a portion of which may be contingent on the achievement of certain future operating results of the acquired business. If the performance of any such acquired business exceeds such operating results, then we may incur additional charges and be required to pay additional amounts.

Our failure to successfully complete the integration of any acquired business or to achieve the long-term plan for such business, as well as any other adverse consequences associated with our acquisition and investment activities, could have an adverse effect on our business.

As we outsource functions, we become more dependent on the entities performing those functions.

As part of our long-term strategy, we are continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These include certain information technology, e-commerce, logistics, finance and human resource functions. While we believe we conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices we expect may have an adverse effect on our business. In addition, if we transition systems to one or more new, or among existing, external service providers, we may experience challenges that could have an adverse effect on our business.

Our quarterly results of operations may fluctuate, and if our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and securities analysts, the trading price of our common stock may decline.

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

•	fluctuations in product mix;

•	our ability to effectively launch and manage new products;

•	fluctuations in the levels or quality of inventory;

•	fluctuations in capacity as we expand our operations;

•	our success in engaging existing customers and consumers and attracting new customers and consumers;

•	the amount and timing of our operating expenses;

•	the timing and success of new product launches and expansion into new geographic markets;

•	the impact of competitive developments and our response to those developments;

•	the impact of the COVID-19 pandemic;

•	our ability to manage our existing business and future growth; and

•	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly results of operations may cause those results to fall below the guidance that we have provided to the public or the expectations of our investors and securities analysts, which could cause the trading price of our common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of net revenues for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our products and other haircare products. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Our finished products are primarily manufactured and fulfilled by companies located in Southern California, an area which has a history of earthquakes, and are thus vulnerable to damage. Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as epidemics and pandemics, including the ongoing COVID-19 pandemic; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and fulfillment center or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including the ability of third parties to manufacture and ship merchandise and our ability to ship products to customers from or to the impacted region. In addition, these types of events could negatively impact customer spending in the impacted regions. To the extent any of these events occur, our business, financial condition and results of operations could be adversely affected.

We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

Upon completion of this offering, we expect to incur increased costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010, and the Exchange Act, as well as the rules of The Nasdaq Stock Market LLC. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming.

We expect such expenses to further increase after we are no longer an “emerging growth company.” We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to transitioning to interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net sales and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this initial public offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures and assumptions and other statements contained in or incorporated by reference in this prospectus that are not historical facts. When used in this document, words such as “may,” “will,” “could,” “should,” “intend,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “expect,” “plan,” “target,” “predict,” “project,” “seek” and similar expressions as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Examples of forward-looking statements include, among others, statements we make regarding: our financial position and operating results; business plans and objectives; general economic and industry trends; business prospects; future product development; growth and expansion opportunities; cybersecurity profile; and expenses, working capital and liquidity. We may not achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place significant reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements, including such statements taken from third-party industry and market reports. See “Market and Industry Data.” You should understand that the following important factors, in addition to those discussed herein under the caption “Risk Factors,” could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements, including the following:

•	our ability to execute on our growth strategies and expansion opportunities;

•	increased competition causing us to reduce the prices of our products or to increase significantly our marketing efforts in order to avoid losing market share;

•

our existing and any future indebtedness, including our ability to comply with affirmative and negative covenants under the Credit Agreement to which we will remain subject to until maturity, and our ability to obtain additional financing on favorable terms or at all;

•	our dependence on a limited number of customers for a significant portion of our net sales;

•	our ability to effectively market and maintain a positive brand image;

•	changes in consumer preferences or changes in demand for haircare products or other products we may develop;

•	our ability to accurately forecast consumer demand for our products;

•	our ability to maintain favorable relationships with suppliers;

•	our relationships with and the performance of distributors and retailers who sell our products to haircare professionals and other customers;

•	impacts on our business from the sensitivity of our business to unfavorable economic and business conditions;

•	our ability to develop, manufacture and effectively and profitably market and sell future products;

•	failure of markets to accept new product introductions;

•	our ability to attract and retain senior management and other qualified personnel;

•	regulatory changes and developments affecting our current and future products;

•	our ability to service our existing indebtedness and obtain additional capital to finance operations and our growth opportunities;

•

impacts on our business from political, regulatory, economic, trade, and other risks associated with operating internationally including volatility in currency exchange rates, and imposition of tariffs;

•

our ability to establish and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;

•	the impact of material cost and other inflation and our ability to pass on such increases to our customers;

•	the impact of changes in laws, regulations and administrative policy, including those that limit U.S. tax benefits or impact trade agreements and tariffs;

•	the outcome of litigation and governmental proceedings;

•	impacts on our business from the COVID-19 pandemic; and

•	the other factors identified under the heading “Risk Factors” elsewhere in this prospectus.

These forward-looking statements involve known and unknown risks, inherent uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. Actual results and the timing of certain events may differ materially from those contained in these forward-looking statements.

Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended, planned or projected. We discuss many of these risks in greater detail under the heading “Risk Factors.” The forward-looking statements included in this prospectus are made only as of the date hereof. Unless required by United States federal securities laws, we neither intend nor assume any obligation to update these forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders named in this prospectus. We will, however, bear the costs, other than the underwriting discounts and commissions, associated with the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive approximately $                 of net proceeds from this offering.

DIVIDEND POLICY

We do not currently anticipate paying any dividends on our common stock following this offering and currently expect to retain all future earnings for use in the operation and expansion of our business. Following this offering, we may reevaluate our dividend policy. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our Credit Agreement, our obligations under the Tax Receivable Agreement and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•	on an actual basis; and

•

on a pro forma basis to reflect (i) the Reorganization that will be completed in connection with this offering, as described under “The Reorganization” as if it had occurred on June 30, 2021 and based on an assumed public offering price of $             per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and (ii) this offering as if it had been consummated on June 30, 2021 regarding the offering expenses and capitalized IPO costs.

You should read the information in this table in conjunction with our financial statements and the related notes thereto appearing elsewhere in this prospectus, as well as the information under the headings “The Reorganization,” “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2021
	Actual	Pro Forma(1)
(dollars in thousands except per share amounts)
Cash and cash equivalents	$76,430	$

Debt:
Term Loan, due January 8, 2026	$779,291	$
Revolver, due January 8, 2025	—
Less: unamortized deferred financing fees	(12,483)

Total debt	766,808

Total stockholders’ equity:
Olaplex Holdings, Inc. Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value; 2,000,000 shares authorized, 960,185 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	960
Olaplex Holdings, Inc. Common stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	531,520

Retained earnings	94,882
Total stockholders’ equity	627,362

Total capitalization	$1,394,170	$

(1)

Pro forma gives effect to (i) the Reorganization, as if it had occurred on June 30, 2021 and based on the initial public offering price per share, at an assumed initial public offering price of per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, including (1) the exchange of all outstanding Class A common units of Penelope Group Holdings into an aggregate of                     shares of common stock of Olaplex Holdings, (2) the conversion of all outstanding time-based options to purchase shares of common stock of Penelope Holdings Corp. into time-based options to purchase an aggregate of                     shares of common stock of Olaplex Holdings, (3) the conversion of outstanding performance-

based options to purchase shares of common stock of Penelope Holdings Corp. into an aggregate of time-based options to purchase shares of common stock of Olaplex Holdings, (4) the recording of a liability of $ for the conversion of all time-based cash-settled units of Penelope Holdings Corp. into an aggregate of time-based cash-settled units of Olaplex Holdings, (5) the recording of a liability of $ for the conversion of performance-based cash-settled units of Penelope Holdings Corp. into an aggregate of time-based cash-settled units of Olaplex Holdings and (6) the recording of a liability of $233 million associated with the Tax Receivable Agreement entered into with the Existing Stockholders which will require us to make payments to the Existing Stockholders upon the realization of tax benefits from certain Pre-IPO Tax Assets and (ii) this offering as if it had been consummated on June 30, 2021, and assume the deduction of estimated offering expenses payable by us, which amount to approximately $ , including offering expenses capitalized as of June 30, 2021. The liability associated with the Tax Receivable Agreement is based on our estimate of the amount of cash savings in U.S. federal, state or local income tax that we or our subsidiaries will realize (or will be deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets, which will be computed by comparing our actual U.S. federal, state and local income tax liability with our hypothetical liability had we not been able to utilize the Pre-IPO Tax Assets. The primary assumption impacting our estimate of the liability is the assumption that our profitability will continue at levels sufficient to fully utilize the Pre-IPO Tax Assets. The actual amount and utilization of the Pre-IPO Tax Assets, as well as the timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future and the tax rates then applicable to us and our Subsidiaries, and may materially differ from our current estimate. Any change between the actual and the initial recorded liability shall be charged to the statement of operations and comprehensive income. See “The Reorganization” and “The Tax Receivable Agreement.”

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value (deficit) per share attributable to the shares of common stock held by our pre-IPO equity holders.

Our pro forma net tangible book value (deficit) as of June 30, 2021 would have been $            million, or $            per share of our common stock after giving effect to (i) the Reorganization, assuming the Reorganization had taken place on June 30, 2021, including the payment of estimated fees and expenses payable by us in connection with this offering, the expense of capitalized IPO costs, the incurrence of a tax receivable obligation and the increase of the cash-settled award liability, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus and (ii) this offering as if it had been consummated on June 30, 2021. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the pro forma adjustments described above. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the number of shares outstanding as of June 30, 2021, after giving effect to the pro forma adjustments described above.

We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders named in this prospectus. The sale by the selling stockholders of shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, represents net tangible book value dilution to new investors of $             per share.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of June 30, 2021	$
Dilution per share to new investors purchasing common stock in this offering		$

Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after this offering from the initial public offering price per share of common stock.

The following table summarizes, as of June 30, 2021, and after giving effect to the Reorganization as if it had occurred on such date, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $ per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Avg/Share
	Number	%		Amount	%
($ in millions, except per share amounts)
Existing stockholders			%	$		%	$
Investors in this offering			%			%

Total			%	$		%	$

If the underwriters were to fully exercise their option to purchase                 additional shares of our common stock in this offering, the percentage of shares of our common stock held by existing stockholders as of June 30, 2021 would be     % and the percentage of shares of our common stock held by new investors would be     %.

To the extent that outstanding options are exercised, or we grant options, restricted stock, restricted stock units or other equity-based awards to our employees, executive officers and directors in the future, or other issuances of common stock are made, there will be further dilution to new investors.

The dilution information above is for illustrative purposes only. Dilution per share to new investors will be based on the actual initial public offering price of our shares of common stock sold by the selling stockholders and other terms of this offering determined at pricing.

THE REORGANIZATION

Penelope Group Holdings is a holding company and the direct parent of Penelope Holdings Corp., which is the indirect parent of Olaplex, Inc., our primary operating subsidiary. The consolidated financial statements of Penelope Holdings Corp., as the predecessor of the issuer of the shares offered by this prospectus, are the financial statements included in this prospectus. Olaplex Holdings is a newly formed Delaware corporation formed by Fund IX. Fund IX and the other Existing Owners collectively hold 100% of the economic equity interests in Penelope Group Holdings. Fund IX also holds 100% of the equity interests in Penelope Group Holdings GP II, which will be designated as, and replace Penelope Group GP in the capacity of, general partner of Penelope Group Holdings, and will hold a non-economic general partner interest in the partnership prior to the consummation of this offering. Following such designation and prior to the consummation of this offering, we intend to complete a series of transactions pursuant to which:

•

the Existing Owners will contribute 100% of their respective economic equity interests in Penelope Group Holdings, and Fund IX will further contribute 100% of the equity interests in Penelope Group GP II, to Olaplex Holdings in exchange for (1) shares of common stock of Olaplex Holdings and (2) certain rights to payments under the Tax Receivable Agreement;

•

each outstanding time-based option to purchase shares of common stock of Penelope Holdings Corp. will be converted into an outstanding time-based option to purchase a number of shares of common stock of Olaplex Holdings in an amount based on a conversion ratio equal to the overall exchange ratio at which Class A common units of Penelope Group Holdings will be exchanged for shares of common stock of Olaplex Holdings, with a corresponding adjustment to the exercise price that preserves the option spread value;

•

each outstanding performance-based option to purchase shares of common stock of Penelope Holdings Corp. that would vest in accordance with its terms based on the performance conditions specified below will be converted into an outstanding time-based option to purchase a number of shares of common stock of Olaplex Holdings in an amount based on a conversion ratio equal to the overall exchange ratio at which Class A common units of Penelope Group Holdings will be exchanged for shares of common stock of Olaplex Holdings, with a corresponding adjustment to the exercise price that preserves the option spread value;

•

each outstanding time-based cash-settled unit of Penelope Holdings Corp. will be converted into a number of outstanding cash-settled units of Olaplex Holdings in an amount based on a conversion ratio equal to the overall exchange ratio at which Class A common units of Penelope Group Holdings will be exchanged for shares of common stock of Olaplex Holdings, with a corresponding adjustment to the base price per unit that preserves the spread value; and

•

each outstanding performance-based cash-settled unit of Penelope Holdings Corp. that would vest in accordance with its terms based on the performance conditions specified below will be converted into an outstanding time-based cash-settled unit of Olaplex Holdings in an amount based on a conversion ratio equal to the overall exchange ratio at which Class A common units of Penelope Group Holdings will be exchanged for shares of common stock of Olaplex Holdings, with a corresponding adjustment to the base price per unit that preserves the spread value.

As a result, the unitholders of Penelope Group Holdings will receive 100% of the common stock of Olaplex Holdings outstanding immediately prior to the completion of the offering.

As a result of the Pre-IPO Reorganization and pursuant to the terms of a Contribution Agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part:

•

the outstanding Class A common units of Penelope Group Holdings will be exchanged for (1) an aggregate of                  shares of common stock of Olaplex Holdings and (2) certain rights to payments under the Tax Receivable Agreement;

•

the outstanding time-based options to purchase shares of common stock of Penelope Holdings Corp. will be converted into time-based options to purchase an aggregate of                  shares of common stock of Olaplex Holdings;

•

the outstanding performance-based options to purchase shares of common stock of Penelope Holdings Corp. will be converted into time-based options to purchase an aggregate of                  shares of common stock of Olaplex Holdings;

•	the outstanding time-based cash-settled units of Penelope Holdings Corp. will be converted into an aggregate of time-based cash-settled units of Olaplex Holdings; and

•	the outstanding performance-based cash-settled units of Penelope Holdings Corp. will be converted into an aggregate of time-based cash-settled units of Olaplex Holdings;

Prior to the Pre-IPO Reorganization, Olaplex Holdings is the sole owner of Olaplex Intermediate, Inc. and has no other material assets. Following the Pre-IPO Reorganization, Olaplex Holdings will also be the direct parent of Penelope Group Holdings and Penelope Group GP II. Following the consummation of this offering, we intend to complete a series of additional transactions pursuant to which (i) Olaplex Holdings will contribute 100% of the equity interests of Penelope Group Holdings and 100% of the equity interests of Penelope Group GP II to Olaplex Intermediate, Inc., and (ii) Penelope Group Holdings and Penelope Group GP II will each merge with and into Olaplex Intermediate, Inc. with Olaplex Intermediate, Inc. surviving each merger.

Immediately following the Reorganization, Olaplex Holdings will be a holding company with no material assets other than 100% of the equity interest in Olaplex Intermediate, Inc., which will be the direct parent of Penelope Holdings Corp. and indirect parent of Olaplex, Inc., and Olaplex Holdings will consolidate Penelope Holdings Corp. and its subsidiaries in its historical consolidated financial statements. See “The Reorganization.”

Treatment of Performance-Based Options and Cash-Settled Units

Our performance-based options vest upon the achievement by the Advent Funds of certain returns on their investment in the Company. In the event of an initial public offering, each unvested performance-based options that would vest if the Advent Funds were to sell for cash its equity interest in Penelope Group Holdings at a share price equal to the initial public offering price will be converted into a time-based option to purchase shares of common stock of Olaplex Holdings that will vest in equal installments on each of the first three anniversaries of the offering, subject to the option holder’s continued service through each vesting date. Each unvested performance-based option that would not vest if the Advent Funds were to sell for cash its equity interest in Penelope Group Holdings at a share price equal to the initial public offering price will be forfeited. The fair value of the performance-based options are recognized as share-based compensation expense over the requisite service period. See Note 10 of the consolidated financial statements included elsewhere in this prospectus.

Our performance-based cash-settled units vest upon the achievement by the Advent Funds of certain returns on their investment in the Company. In the event of an initial public offering, each unvested performance-based cash-settled unit that would vest if the Advent Funds were to sell for cash its equity interest in Penelope Group Holdings at a share price equal to the initial public offering price will be converted into a time-based cash-settled unit of Olaplex Holdings that will vest in equal installments on each of the first three anniversaries of the offering, subject to (i) the unitholder’s continued service through the applicable vesting date and (ii) the weighted average closing price per share over the thirty consecutive trading days ending on the day immediately prior to the applicable vesting date equaling or exceeding the initial public offering price in this offering on each applicable vesting date. Each unvested performance-based cash-settled unit that would not vest if the Advent Funds were to sell for cash its equity interest in Penelope Group Holdings at a share price equal to the initial public offering price will be forfeited.

In addition, upon the consummation of an initial public offering, cash-settled unitholders have the right to receive for each vested time-based cash-settled unit they then hold an amount equal to the excess, if any, of the initial public offering price per share over the applicable base price per unit. Any outstanding unvested time-based cash-settled units will continue to vest in accordance with their terms. However, no time-based cash-settled units will be vested until March 2, 2022.

Because the number of shares of our common stock underlying the stock options and number of cash-settled units that, in each case, will be outstanding as of the consummation of this offering will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of shares of our common stock underlying outstanding stock options and the number of cash-settled units after giving effect to this offering. The following presents the total number of shares of our common stock underlying stock options and total cash-settled units to be outstanding as of the consummation of this offering assuming the initial public offering prices for our common stock shown below.

Assumed Initial Public Offering Price

Shares underlying outstanding stock options
Cash-settled units

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial and other data together with the “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our audited consolidated financial statements and the related notes thereto and our unaudited condensed consolidated financial statements and the related notes thereto, each included elsewhere in this prospectus.

Historically, our business has been operated through Penelope Group Holdings and its consolidated subsidiaries, including Olaplex Holdings Corp, which is the indirect parent of Olaplex, Inc., our primary operating subsidiary. The consolidated financial statements of Penelope Holdings Corp. are the financial statements included in this prospectus. Olaplex Holdings was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Immediately following the Reorganization, Olaplex Holdings will be a holding company with no material assets other than 100% of the equity interest in Olaplex Intermediate, Inc., which will be the direct parent of Penelope Holdings Corp. and indirect parent of Olaplex, Inc., and Olaplex Holdings will consolidate Penelope Holdings Corp. and its subsidiaries in its historical consolidated financial statements.

On the Acquisition Date, we acquired the Olaplex business. Subsequent to the Acquisition Date, all of our operations are comprised of the operations of Olaplex, Inc. We have presented the financial statements in a format with a 2020 successor fiscal year from January 1, 2020 to December 31, 2020 and 2019 predecessor fiscal year. Given the insignificance of the operations of the acquired Olaplex business between, January 1, 2020 and the Acquisition Date, a separate financial statement has not been presented and the associated acquisition accounting has been reflected as occurring as of January 1, 2020.

The predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC entity and LIQWD IP, carried out by the Sellers during the 2019 predecessor fiscal year applying U.S. generally accepted accounting principles that coincide with the Sellers’ accounting policies. The predecessor period does not include an income tax provision due to the Sellers operating the Olaplex business through pass through entities subject to tax at the unitholder level.

Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting, the predecessor period includes the financial position and results of operations of the Olaplex business. The selected consolidated statement of operations data for the years ended December 31, 2020 (successor) and 2019 (predecessor) and the selected consolidated balance sheet data as of December 31, 2020 (successor) and 2019 (predecessor) is derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The summary consolidated statement of operations data for the six months ended June 30, 2021 and June 30, 2020 and the summary consolidated balance sheet data as of June 30, 2021 is derived from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results expected for any future period.

	Six Months Ended June 30,			Year ended December 31,
	2021		2020	2020		2019
				(Successor)		(Predecessor)
	(in thousands, except share, unit, per share and per unit data
Consolidated Statements of Operations and Comprehensive Income Data:
Net sales		$270,243	$99,608		$282,250	$148,206
Cost of sales:
Cost of product (excluding amortization)		51,397	54,667		96,611	31,171
Amortization of patented formulations		4,719	2,465		6,052	—

Total cost of sales		56,116	57,132		102,663	31,171

Gross profit		214,127	42,476		179,587	117,035
Operating expenses:
Selling, general, and administrative		45,067	15,076		37,170	56,698
Amortization of other intangible assets		20,364	19,461		39,825	—
Acquisition costs		—	16,011		16,499	—

Total operating expenses		65,431	50,548		93,494	56,698

Operating income (loss)		148,696	(8,072)		86,093	60,337
Interest (expense) income, net		(31,065)	(18,783)		(38,645)	39
Other (expense) income, net		(204)	(126)		(190)	503

Income (loss) before provision for income taxes		117,427	(26,981)		47,258	60,879
Income tax provision (benefit)		22,545	(4,556)		7,980	—

Net income (loss)		$94,882	$(22,425)		$39,278	$60,879

Comprehensive income (loss)		$94,882	$(22,425)		$39,278	$60,879

Net income (loss) per share (unit) attributable to common stockholders (members):
Basic		$98.83	$(24.31)		$41.73	$60.88
Diluted		$97.55	$(24.31)		$41.63	$60.88
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic		960,098	922,450		941,313	1,000,000
Diluted		972,681	922,450		943,437	1,000,000
Pro Forma net income (loss) per share attributable to common stockholders (1):
Basic	$			$
Diluted	$			$
Pro Forma weighted-average shares used in computing net income (loss) per share attributable to common stockholders (1):
Basic
Diluted

Consolidated Balance Sheet Data:	As of June 30, 2021	As of December 31, 2020	As of December 31, 2019
Cash and cash equivalents	$76,430	$10,964	$3,155
Working capital	128,750	14,570	18,129
Total assets	1,427,863	1,332,833	28,081
Total liabilities	800,501	802,160	9,672
Total liabilities and stockholder’s and members’ equity	627,362	530,673	18,409

(1)

The pro forma net income (loss) per share data for the six months ended June 30, 2021 and for the fiscal year ended December 31, 2020 gives effect to (i) the Reorganization, as if it had occurred on January 1, 2020, including (1) the exchange of all outstanding Class A common units of Penelope Group Holdings into an aggregate of                  shares of common stock of Olaplex Holdings, (2) the conversion of all outstanding time-based options to purchase shares of common stock of Penelope Holdings Corp. into time-based options to purchase an aggregate of                  shares of common stock of Olaplex Holdings, and (3) the conversion of                  outstanding performance-based options to purchase shares of common stock of Penelope Holdings Corp. into time-based options to purchase an aggregate of shares of common stock of Olaplex Holdings and (ii) this offering as if it had been consummated on January 1, 2020 and assume the deduction of estimated offering expenses payable by us, which amount to approximately $            , including offering expenses of $702 capitalized as of June 30, 2021 with no offering expenses capitalized as of December 31, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Historically, our business has been operated through Penelope Group Holdings and its consolidated subsidiaries, including Olaplex Holdings Corp, which is the indirect parent of Olaplex, Inc., our primary operating subsidiary. The consolidated financial statements of Penelope Holdings Corp. are the financial statements included in this prospectus. Olaplex Holdings was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Immediately following the Reorganization, Olaplex Holdings will be a holding company with no material assets other than 100% of the equity interest in Olaplex Intermediate, Inc., which will be the direct parent of Penelope Holdings Corp. and indirect parent of Olaplex, Inc., and Olaplex Holdings will consolidate Penelope Holdings Corp. and its subsidiaries in its historical consolidated financial statements.

On the Acquisition Date, we acquired the Olaplex business. Subsequent to the Acquisition Date, all of our operations are comprised of the operations of Olaplex, Inc. We have presented the financial statements in a format with a 2020 successor fiscal year from January 1, 2020 to December 31, 2020 and 2019 predecessor fiscal year. Given the insignificance of the operations of the acquired Olaplex business between, January 1, 2020 and the Acquisition Date, a separate financial statement has not been presented and the associated acquisition accounting has been reflected as occurring as of January 1, 2020.

The predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC entity and LIQWD IP carried out by the Sellers during the 2019 predecessor fiscal year applying U.S. generally accepted accounting principles that coincide with the Sellers’ accounting policies. The predecessor period does not include an income tax provision due to the Sellers operating the Olaplex business through pass through entities subject to tax at the unitholder level.

In this “Management’s discussion and analysis of financial condition and results of operations,” the term “Olaplex” is used to refer to either the operations of the business prior to or after the Acquisition depending on the respective period discussed.

Company Overview

OLAPLEX is an innovative, science-enabled, technology-driven beauty company. We are founded on the principle of delivering effective, patented and proven performance in the categories where we compete. We strive to empower our consumers to look as beautiful on the outside as they feel on the inside.

We believe every person deserves to have healthy, beautiful hair, whether they are visiting a salon or caring for their hair at home. Our commitment to deliver results that are visible on first use, coupled with our strong sense of community across both professional hairstylists and consumers, has driven tremendous brand loyalty. We offer our award-winning products through a global omni-channel platform serving the professional, specialty retail, and DTC channels.

OLAPLEX disrupted and revolutionized the professional haircare industry by creating the bond building category in 2014. We have grown from an initial offering of three products sold exclusively through the professional channel to a broader suite of products strategically developed to address three key uses: treatment, maintenance and protection. Our unique bond building technology can repair disulfide bonds in human hair that are destroyed via chemical, thermal, mechanical, environmental and aging processes. Our current product portfolio comprises nine unique, complementary products specifically developed to provide a holistic regimen for hair health. We have strategically expanded our product line over time to create a self-care routine that our consumers look forward to and rely upon on a daily basis.

We have developed a cohesive and synergistic distribution strategy that leverages the strength of each of our channels, including the specific attributes of each channel as depicted below, and our strong digital capabilities that we apply across our omni-channel sales platform. Our specialty retail channel grew 75% from 2019 to 2020, representing 18% of our 2020 total net sales. Our DTC channel, comprised of OLAPLEX.com and sales through third-party e-commerce platforms, grew 260% from 2019 to 2020, and represented 27% of our 2020 total net sales. This channel also provides us with the opportunity to engage directly with our consumers to help power a feedback loop that drives decisions we make around new product development.

The strength of our business model and ability to scale have created a compelling financial profile characterized by revenue growth and very strong profitability over the past two years that we believe is among the best in our industry. Our net sales increased from $148.2 million in 2019 to $282.3 million in 2020, representing a 90% increase. Our net income decreased from $60.9 million in 2019 to $39.3 million in 2020, representing a 36% decrease, and our adjusted net income increased from $100.5 million in 2019 to $131.1 million in 2020, representing a 30% increase. We have also experienced robust adjusted EBITDA growth over the past year, increasing our adjusted EBITDA from $100.5 million in 2019 to $199.3 million in 2020, representing a 98% increase, and an increase in our adjusted EBITDA margins from 68% in 2019 to 71% in 2020. We have continued to see strong momentum in our business, with net sales increasing from $99.6 million for the six months ended June 30, 2020 to $270.2 million for the six months ended June 30, 2021, representing an increase of 171%, and net income increasing from net loss of $22.4 million for the six months ended June 30, 2020 to net income of $94.9 million for the six months ended June 30, 2021. Our adjusted EBITDA margins continue to be robust, remaining at 71% for the six months ended June 30, 2021.

Key Factors Affecting Our Performance

We believe that our continued success and growth are dependent on a number of factors. These factors provide both significant areas of opportunity as well as potential challenges that we will need to address in order to sustain the growth of our business. We have outlined some of these factors below, as well as in the section of this prospectus titled “Risk Factors.”

Ability to Grow Our Brand Awareness and Penetration

Our brand is integral to the growth of our business and is essential to our ability to engage with our community. Our performance will depend on our ability to attract new customers and encourage consumer spending across our product portfolio. Despite rapid growth in our brand awareness, we believe Olaplex still only has aided brand awareness of approximately 45% among prestige haircare consumers, which is lower than most haircare peers. We believe the core elements of continuing to grow our awareness, and thus increase our penetration, are highlighting our products’ quality, our continued ability to drive innovative new haircare solutions and our digital first marketing tactics. As we seek to enter new markets, it will be important for us to be able to expand our brand awareness and engage with new consumers across all of our channels.

Continued Execution of Omni-channel Strategy

Since our founding, the professional channel has provided our brand with credibility in the hairstylist community and with consumers, which translated into meaningful brand equity and success in the specialty retail and DTC channel, allowing us to gain deeper consumer insights. These channels broaden the scope of our brand’s awareness and customer penetration, which also serves to grow our professional channel. This synergistic omni-channel strategy has been key to our growth thus far, and we expect it will continue to serve as a valuable tool for growing our business. We intend to continue to find ways to deepen our channel integration through our digital platform, engaged social community, and vendor relationships with salons and key retailers. Our ability to execute this strategy will depend on a number of factors, such as retailers’ and salons’ satisfaction with the sales and profitability of our products.

Continued Geographic Expansion Across All Channels

We believe our ability to enter new markets across all of our channels will continue to be part of our future growth. Since our founding, we have expanded into Europe, Asia, Latin America and other markets, with plans to continue to increase our presence in all of these markets. As we scale in new markets, we anticipate that we will leverage our existing relationships with partners who operate in these markets, as well as engage with new professional and retail customers. We believe our ability to continue expanding in new markets will be powered by our integrated omni-channel efforts to enable a synergistic relationship between the professional, specialty retail and DTC channels. Our ability to grow our business geographically will depend on a number of factors, including our marketing efforts and continued customer satisfaction with the quality of our products.

Continued Product Innovation

We anticipate a meaningful portion of our future growth will come from new product development and innovation. We believe our robust in-house research and development team, dedicated Olaplex laboratory, independent lab testing and real-world salon testing enables us to continue to develop innovative products and positions us to maintain a full product pipeline for several years into the future. Though we have a well-built pipeline for our future products, we are relentlessly focused on staying at the forefront of cutting edge and technologically enhancing innovation. Our attention in this area is a critical component of our growth plan, and thus our performance will depend, in part, on our ability to continue to deliver new and high-performance products.

Impact of COVID-19

The COVID-19 pandemic has impacted our business beginning in March 2020. The degree to which the COVID-19 pandemic will directly or indirectly impact our cash flow, business, financial condition, results of operations and prospects will depend on future developments that are highly uncertain and cannot be predicted, many of which are outside of our control.

We believe the COVID-19 pandemic shifted demand from our professional channel to our specialty retail and DTC channels, as consumers were unable to treat their hair in salons as a result of restrictions, such as mandatory lockdowns, that caused the closure of many of our professional salon partners and consumers turned to purchasing our products online for home treatment. This shift enabled us to scale our DTC capability faster than expected. Even as salons in our professional channel locations have reopened, we have not seen a decline in the demand for our products in our DTC channel, nor do we expect to, as COVID-19 restrictions continue to ease globally.

One impact on our business due to COVID-19 was the implementation of our Affiliate Program. We created this program during April and May of 2020 to support hairstylists during salon closures imposed by COVID-19 safety measures, allowing hairstylists to connect with their consumers and generate income by selling Olaplex products for at-home use. As we continue to monitor developments related to the COVID-19 pandemic, including the impacts on our customers, suppliers and consumers, we have taken and will continue to take further measures.

Components of Our Results of Operations and Trends Affecting Our Business

Net Sales

We develop, market and sell premium haircare products through our wholly owned subsidiary, Olaplex, Inc., which is our primary operating subsidiary and conducts business under the name “Olaplex”. We operate through three customer channels: professional, specialty retail, and DTC.

Net sales are comprised of the transaction price to customers for product sales less expected allowances, discounts, and allowance for returns. Our growth in net sales is driven by a number of trends, including the levels of consumer spending, increasing awareness of and demand for our products, and the broader economic environment. Our largest channel, professional, includes sales through external distributors who sell to professional hairstylists throughout the world who use our products to treat their customers’ hair. Net sales in our professional channel also include products sold to consumers for use at home. Net sales within this channel has continued to grow with increased awareness and distribution. Our specialty retail channel includes sales through national retail accounts, such as Sephora. Net sales in this channel have continued to grow through increased distribution across new stores within our existing customers, new customer relationships, and increasing sales within existing stores. We expect to continue to grow through increased penetration in additional stores within existing accounts as well as the addition of new retail customers and stores, both domestically and internationally. The DTC channel includes direct sales to the consumer through our website, olaplex.com, and sales through third-party e-commerce customers who resell our products solely through online platforms.

Cost of Sales

Cost of sales reflects the aggregate costs to procure our products, including the amounts invoiced by our third-party contract manufacturers and suppliers for finished goods, as well as costs related to transportation to our distribution center, and amortization of our patented formulations. For the 2020 fiscal year, we amortized a one-time non-recurring fair value step-up adjustment to inventory as part of purchase accounting related to the Acquisition that is recorded in cost of sales.

Gross Profit and Gross Margin

Gross profit is our net sales less cost of sales. Gross margin measures our gross profit as a percentage of net sales.

We have a network of domestic and international third-party manufacturers from whom we purchase finished goods. Over the past several years, we have worked to evolve our supply chain to increase capacity and technical capabilities while maintaining and reducing overall costs as a percentage of sales. We intend to continue to leverage our innovation and sourcing capabilities to lower costs margin in future periods.

Operating Expenses

Our operating expenses consist of selling, general and administrative expenses, amortization of brand name and customer relationship intangible assets and purchase accounting acquisition costs.

Selling, general and administrative expenses include personnel-related expenses, including salaries, success payments, fringe benefits and share-based compensation. See “—Critical accounting policies and estimates—Share-based compensation” below for more detail. Other significant operating expenses include sales and marketing, research and development, outbound shipping, fulfillment, information technology costs, merchant fees, professional fees for accounting, auditing, consulting and legal services, and travel and overhead expenses.

In relation to the Acquisition, and included in the operating expenses, are amortization of brand name and customer relationship intangible assets and non-recurring purchase accounting acquisition costs that consist of legal, accounting, and banking fees.

In the near term, we expect selling, general and administrative expense to increase as we invest to support our growth initiatives, including investments in the Olaplex brand and infrastructure. Additionally, we expect our operating expenses will increase compared to prior periods due to the reporting and compliance costs associated with being a public company.

Interest (Expense) Income, Net

Interest expense primarily consists of interest incurred on our outstanding indebtedness and amortization of debt issuance costs. See “Financial condition, liquidity and capital resources” below and a description of our indebtedness in Note 8 of the consolidated financial statements included elsewhere in this prospectus.

Other (Expense) Income, Net

Other (expense) income primarily reflects gains (losses) caused by fluctuations of foreign currency exchange rates, as well as reduction of diversion income that results from penalty payments received from distributors for sales in violation of their distribution agreements.

Income Tax Provision

For the 2020 fiscal successor period, we operated as a C-Corporation. The fiscal 2020 provision for income taxes represents U.S. federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local income taxes, tax rates in foreign jurisdictions and certain permanent tax adjustments. The U.S. federal statutory tax rate was primarily lower due to the foreign derived intangible income deduction. This deduction results in income from the Company’s sales to foreign customers being taxed at a lower effective tax rate. Our effective tax rate will change from quarter to quarter based on recurring and nonrecurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, the impact of permanent tax adjustments, and the interaction of various tax strategies. For the 2019 predecessor period, the Olaplex business operated through pass through entities subject to tax at the unitholder level. See “Critical Accounting Policies and Estimate-Income Taxes and Tax Receivable Agreement” pertaining to the pre-IPO Reorganization.

Net Income (Loss)

Our net income (loss) for future periods will be affected by the various factors described above.

Segments

Operating segments are components of an enterprise for which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria effective the second quarter of 2021, the Company revised its structure from managing its business on the basis of one operating segment to three operating segments that are aggregated into one reportable segment given the operating segments have similar economic characteristics, classes of consumers, products, production, distribution methods, and operate in the same regulatory environments. This did not result in a change in the Company’s reportable segment.

Results of operations

The following table sets forth our consolidated statements of operations data for each of the periods presented:

	Six Months Ended June 30,				Year Ended December 31,
	2021		2020		2020 (Successor)		2019 (Predecessor)
	(in thousands)	% of Net sales	(in thousands)	% of Net sales	(in thousands)	% of Net sales	(in thousands)	% of Net sales
Net sales	$270,243	100.0%	$99,608	100.0%	$282,250	100.0%	$148,206	100.0%
Cost of sales:
Cost of product (excluding amortization)	51,397	19.0	54,667	54.9	96,611	34.2	31,171	21.0
Amortization of patented formulations	4,719	1.7	2,465	2.5	6,052	2.1	—	—

Total cost of sales	56,116	20.8	57,132	57.4	102,663	36.4	31,171	21.0

Gross profit	214,127	79.2	42,476	42.6	179,587	63.6	117,035	79.0
Operating expenses:
Selling, general, and administrative	45,067	16.7	15,076	15.1	37,170	13.2	56,698	38.3
Amortization of other intangible assets	20,364	7.5	19,461	19.5	39,825	14.1	—	—
Acquisition costs	—	—	16,011	16.1	16,499	5.8	—	—

Total operating expenses	65,431	24.2	50,548	50.7	93,494	33.1	56,698	38.3

Operating income (loss)	148,696	55.0	(8,072)	(8.1)	86,093	30.5	60,337	40.7
Interest (expense) income, net	(31,065)	(11.5)	(18,783)	(18.9)	(38,645)	(13.7)	39	—
Other (expense) income, net	(204)	(0.1)	(126)	(0.1)	(190)	(0.1)	503	0.3

Income (loss) before provision (benefit) for income taxes	117,427	43.5	(26,981)	(27.1)	47,258	16.7	60,879	41.1
Income tax provision (benefit)	22,545	8.3	(4,556)	(4.6)	7,980	2.8	—	—

Net income (loss)	$94,882	35.1	$(22,425)	(22.5)	$39,278	13.9	$60,879	41.1

Comprehensive income (loss)	$94,882	35.1%	$(22,425)	(22.5)%	$39,278	13.9%	$60,879	41.1%

Comparison of the Six Months Ended June 30, 2021 to the Six Months Ended June 30, 2020

Net Sales

We distribute products through professional salon channels, national and international retailers, as well as direct to consumers through e-commerce. As such, our three business channels consist of Professional, Specialty retail and DTC as follows.

(in thousands)	For the Six Months Ended June 30,
	2021	2020	$ Change	% Change
Net sales by Channel:
Professional	$126,877	$56,195	$70,682	125.78%
Specialty retail	69,858	16,606	53,252	320.68%
DTC	73,508	26,807	46,701	174.21%

Total Net sales	$270,243	$99,608	$170,635	171.31%

Net sales increased $170.6 million, or 171.3%, to $270.2 million in the six months ended June 30, 2021, from $99.6 million in the six months ended June 30, 2020. Revenue growth was from volume growth across all channels, which was driven by increased velocity (sales per point of distribution) of existing products, the launch of new products which contributed approximately $47 million to net sales growth, and the addition of new customers.

Cost of Sales and Gross Profit

(in thousands)	For the Six Months Ended June 30,
	2021	2020	$ Change	% Change
Cost of sales	$56,116	$57,132	$(1,016)	(1.78)%
Gross profit	$214,127	$42,476	$171,651	404.12%

Our cost of sales decreased $1.0 million or 1.8% to $56.1 million in the six months ended June 30, 2021 from $57.1 million in the six months ended June 30, 2020 due to a $36.8 million decrease as a result of the one-time fair value inventory adjustment due to the Acquisition in January 2020 offset by $2.3 million increase in the amortization of our acquired patented formulations and a $33.5 million increase driven by increased sales volume.

Our gross profit increased $171.7 million, or 404.1%, to $214.1 million in the six months ended June 30, 2021 from $42.5 million in the six months ended June 30, 2020. Our gross profit margin, as a percentage of sales, increased from 43% in the six months ended June 30, 2020 to 79% in the six months ended June 30, 2021 as a result of the absence of the one-time fair value inventory adjustment due to the Acquisition in January 2020. Our adjusted gross profit margin (see “—Non-GAAP Financial Measures”) decreased from 82% in the six months ended June 30, 2020 to 81% in the six months ended June 30, 2021 due primarily to increased sales of lower margin products and higher input costs, particularly for inbound distribution.

Operating Expenses

(in thousands)	For the Six Months Ended June 30,
	2021	2020	$ Change	% Change
Selling, general, and administrative expenses	$45,067	$15,076	$29,991	198.93%
Amortization of other intangible assets	20,364	$19,461	903	4.65%
Acquisition costs	—	16,011	(16,011)	—

Total operating expenses	$65,431	$50,548	$14,883	29.44%

Our operating expenses increased $14.9 million, or 29.4%, from $50.5 million in the six months ended June 30, 2020 to $65.4 million in the six months ended June 30, 2021.

Selling, general and administrative expenses increased by $30.0 million, or 198.9%, from $15.1 million in the six months ended June 30, 2020 to $45.1 million in the six months ended June 30, 2021. In 2021, there were increases of $3.7 million in distribution and fulfillment costs related to the increase in product sales volume, $3.6 million in sales and marketing, $3.4 million in payroll as we continue to expand our workforce, and $5.0 million in other selling, general and administrative expenses pertaining to IPO-related costs and general business growth. Also included in selling, general and administrative costs for the six months ended June 30, 2021, were costs incurred related to the LIQWD Matters of $14.3 million (see note 13 to the unaudited condensed consolidated financial statements included elsewhere in the prospectus). We expect sales and marketing, research and development, payroll, and other selling, general and administrative expenses to increase in the future as we continue to expand brand awareness, develop and introduce new products, and implement new marketing strategies.

Amortization of intangible assets increased $0.9 million due to the intangible assets being amortized for a full six months in 2021 rather than starting at the Acquisition Date in 2020. Acquisition costs decreased $16.0 million in 2021 due to the Acquisition occurring in 2020.

Interest (Expense) Income, Net

(in thousands)	For the Six Months Ended June 30,
	2021	2020	$ Change	% Change
Interest (expense) income, net	$(31,065)	$(18,783)	$(12,282)	65.39%

Interest expense increased $12.3 million in the six months ended June 30, 2021 compared to the six months ended June 30, 2020. The increase is due to the Company entering into the Amendment to the Original Credit Agreement for additional borrowings on December 18, 2020. See “—Description of indebtedness”.

Other (Expense) Income, Net

(in thousands)	For the Six Months Ended June 30,
	2021	2020	$ Change	% Change
Other (expense) income, net	$(204)	$(126)	$(78)	61.90%

In the six months ended June 30, 2021, net other expense increased $0.08 million compared to the six months ended June 30, 2020, primarily due to a $0.11 million increase in foreign currency translation losses offset by a $0.03 million decrease in charitable contributions.

Income Tax Provision

(in thousands)	For the Six Months Ended June 30,
	2021	2020	$ Change	% Change
Income tax provision (benefit)	$22,545	$(4,556)	$27,101	(594.84)%

The provision for income taxes increased to $22.5 million, or an effective tax rate of 19.2%, for the six months ended June 30, 2021 from a benefit of $(4.6) million, or an effective tax rate of 16.9%, for the six months ended June 30, 2020. The increase in the provision for income taxes from the benefit for the comparative prior six months period is due to the increase in the Company’s income before taxes over this period. The effective tax rates in both periods are lower than the statutory rate primarily due to the foreign derived intangible income deduction. This deduction results in income from the Company’s sales to foreign customers being taxed at a lower effective tax rate.

Comparison of the Successor Year Ended December 31, 2020 to the Predecessor Year Ended December 31, 2019

Net Sales

We distribute products through professional salon channels, national and international retailers, as well as direct to consumers through e-commerce. As such, our three business channels consist of professional, specialty retail and DTC as follows.

	For the Year Ended December 31,
(in thousands)	2020	2019
	(Successor)	(Predecessor)	$ Change	% Change
Net sales by Channel:
Professional	$156,199	$98,333	$57,866	58.8%
Specialty retail	50,718	28,946	21,772	75.2
DTC	75,333	20,927	54,406	260.0

Total Net sales	$282,250	$148,206	$134,044	90.4%

Net sales increased $134 million, or 90%, to $282.3 million in the year ended December 31, 2020, from $148.2 million in the year ended December 31, 2019. As a result of our omni-channel approach and marketing strategy to drive brand awareness, sales volume increased across all channels and in particular, through our DTC channel. Growth was primarily driven by volume through the addition of new customers across all channels, increased velocity of existing products, and the launch of new products which contributed approximately $15 million to our net sales for the year ended December 31, 2020.

Cost of Sales and Gross Profit

	For the Year Ended December 31,
(in thousands)	2020	2019
	(Successor)	(Predecessor)	$ Change	% Change
Cost of sales	$102,663	$31,171	$71,492	229.4%
Gross profit	$179,587	$117,035	$62,552	53.4%

Our cost of sales increased $71.5 million or 229% to $102.7 million in the year ended December 31, 2020 from $31.2 million in the year ended December 31, 2019 due to a $6.1 million increase in the amortization of our acquired patented formulations plus a $44.7 million one-time fair value inventory adjustment due to the Acquisition in January 2020. The remaining $20.7 million was driven by increased sales volume.

Our gross profit increased $62.6 million, or 53%, to $179.6 million in the year ended December 31, 2020, from $117.0 million in the year ended December 31, 2019. Our gross profit margin, as a percentage of sales, decreased from 79% in the year ended December 31, 2019 to 64% in the year ended December 31, 2020 due to a one-time, non-recurring, non-cash fair value inventory adjustment plus amortization cost with regard to the fair value of our patented formulations that resulted from applying purchase accounting. Our adjusted gross profit margin (see “—Non-GAAP Financial Measures”) increased from 79% in the year ended December 31, 2019 to 82% in the year ended December 31, 2020 due primarily to a favorable customer mix shift to specialty retail and DTC channels and favorable product mix, including the launch of innovative, higher margin products.

Operating Expenses

	For the Year Ended December 31,
(in thousands)	2020	2019
	(Successor)	(Predecessor)	$ Change	% Change
Selling, general, and administrative expenses	$37,170	$56,698	$(19,528)	34.4%
Amortization of other intangible assets	39,825	—	39,825	—
Acquisition costs	16,499	—	16,499	—

Total operating expenses	$93,494	$56,698	$36,796	64.9%

Our operating expenses increased $36.8 million, or 65%, from $56.7 million in the year ended December 31, 2019 to $93.5 million in the year ended December 31, 2020.

Selling, general and administrative expenses decreased by $19.5 million, or 34%, from $56.7 million in the year ended December 31, 2019 to $37.2 million in the year ended December 31, 2020. Included in December 31, 2019 selling, general and administrative expenses are $22.4 million in legal costs regarding patent litigation enforcement and $16.3 million of non-recurring success payments made by the Sellers to employees upon the sale of the Olaplex business. In 2020, there were increases of $5.9 million in payroll, $3.5 million in fulfillment costs related to the increase in product sales volume, $6.4 million in professional fees, $2.9 million in dividend financing costs, and $0.8 million in other selling, general and administrative expenses pertaining to general business growth. We expect marketing, research & development, and other selling, general and administrative expenses to increase in the future as we continue to expand brand awareness, develop and introduce new products, and implement new marketing strategies.

Amortization of intangible assets and acquisition costs increased by $39.8 million and $16.5 million, respectively, in 2020 due to the Acquisition. Refer to Note 5 and Note 6 to the consolidated financial statements included elsewhere in this prospectus.

Interest (Expense) Income, Net

	For the Year Ended December 31,
(in thousands)	2020	2019
	(Successor)	(Predecessor)	$ Change	% Change
Interest (expense) income, net	$(38,645)	$39	$(38,684)	(99,189.7)%

Prior to the Acquisition, the predecessor entity had no long-term debt. As a result, interest expense increased $38.7 million in the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to interest related to borrowings under our Original Credit Agreement (as defined herein) entered into on January 8, 2020 and the Amendment to the Original Credit Agreement entered into on December 18, 2020. See “—Description of indebtedness”.

Other (Expense) Income, Net

	For the Year Ended December 31,
(in thousands)	2020	2019
	(Successor)	(Predecessor)	$ Change	% Change
Other (expense) income, net	$(190)	$503	$(693)	(137.8)%

In the year ended December 31, 2020, net other expense increased $0.7 million compared to the year ended December 31, 2019, primarily due to a $0.4 million reduction of income from penalty payments received from distributors for sales in violation of their distribution agreements and additional $0.3 million in foreign currency translation losses and other miscellaneous items.

Income Tax Provision

	For the Year Ended December 31,
(in thousands)	2020	2019
	(Successor)	(Predecessor)	$ Change	% Change
Income tax provision	$7,980	$—	$7,980	—

The provision for income taxes increased to $8.0 million, or an effective tax rate of 16.9%, for the year ended December 31, 2020 from $0.0 million, or an effective tax rate of 0.0%, for the year ended December 31, 2019. The predecessor entity was a pass-through entity and paid no income taxes. As a result of the January 2020 transaction, the successor entity is a taxable C Corporation. Our pre-tax income will be subject to tax in all future periods. Our effective tax rate of 16.9% is lower than the statutory rate primarily due to the foreign derived intangible income deduction that results in income from sales to foreign customers being taxed at a lower effective tax rate.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for the fair statement of results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. The following unaudited quarterly financial data should be read in conjunction with this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(in thousands)
Net sales	$152,124	$118,119	$93,195	$89,447	$55,260	$44,348

Cost of sales:
Cost of product (excluding amortization)	29,324	22,073	17,375	24,569	21,186	33,481
Amortization of patented formulations	2,268	2,451	1,485	2,102	1,658	807

Total cost of sales	31,592	24,524	18,860	26,671	22,844	34,288

Gross profit	120,532	93,595	74,335	62,776	32,416	10,060

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(in thousands)
Operating Expenses:
Selling, general, and administrative	33,787	11,280	13,879	8,215	9,621	5,455
Amortization of other intangible assets	10,182	10,182	10,182	10,182	10,182	9,279
Acquisition costs	—	—	—	488	—	16,011

Total operating expenses	43,969	21,462	24,061	18,885	19,803	30,745

Operating income (loss)	76,563	72,133	50,274	43,891	12,613	(20,685)

Interest expense	(15,563)	(15,502)	(10,068)	(9,794)	(10,072)	(8,711)
Other (expense) income, net	(157)	(47)	(35)	(29)	(93)	(33)

Income (loss) before provision (benefit) for income taxes	60,843	56,584	40,171	34,068	2,448	(29,429)
Income tax provision (benefit)	11,492	11,053	6,783	5,753	413	(4,969)

Net income (loss)	$49,351	$45,531	$33,388	$28,315	$2,035	$(24,460)

Comprehensive income (loss)	$49,351	$45,531	$33,388	$28,315	$2,035	$(24,460)

Non-GAAP Financial Measures

We prepare and present our consolidated financial statements in accordance with GAAP. However, management believes that adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, adjusted net income and adjusted net income per share (unit), which are non-GAAP financial measures, provide investors with additional useful information in evaluating our performance.

Adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, adjusted net income and adjusted net income per share (unit) are financial measures that are not required by or presented in accordance with GAAP. We believe that adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, adjusted net income and adjusted net income per share (unit), when taken together with our financial results presented in accordance with GAAP, provide meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of these non-GAAP measures is helpful to our investors as they are measures used by management in assessing the health of our business, determining incentive compensation and evaluating our operating performance, as well as for internal planning and forecasting purposes.

We calculate adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest expense (income), net; (2) income tax provision; (3) amortization; (4) share-based compensation expense; (5) fair value inventory step-up adjustment amortization; (6) Acquisition costs and financing fees; (7) expenses associated with non-recurring success payments made upon the sale of the Olaplex business; (8) patent infringement litigation and costs incurred for LIQWD Matters; (9) non-capitalizable IPO and strategic transition costs; and (10) as applicable tax receivable agreement liability adjustments. We calculate adjusted EBITDA margin by dividing adjusted EBITDA by net sales.

We calculate adjusted gross profit as gross profit, adjusted to exclude: (1) fair value inventory step-up adjustment amortization and (2) amortization of patented formulations, pertaining to the Acquisition. We calculate adjusted gross profit margin by dividing adjusted gross profit by net sales.

We calculate adjusted net income as net income (loss), adjusted to exclude: (1) amortization of intangible assets; (2) share-based compensation expense; (3) fair value inventory step-up adjustment amortization; (4) Acquisition costs and financing fees; (5) expenses associated with non-recurring success payments made upon the sale of the Olaplex business; (6) patent infringement litigation and costs incurred for LIQWD Matters; (7) non-capitalizable IPO and strategic transition costs; (8) as applicable, tax receivable agreement liability adjustments and (9) the tax effect of non-GAAP adjustments. Adjusted net income per share (unit) is defined as adjusted net income per share (unit) using the weighted average basic and diluted shares outstanding.

Adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, adjusted net income and adjusted net income per share (unit) are presented for supplemental informational purposes only, which have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of these non-GAAP measures include that they (1) do not reflect capital commitments to be paid in the future, (2) do not reflect that, although amortization is a non-cash charge, the underlying assets may need to be replaced and non-GAAP measures do not reflect these capital expenditures and intangible asset amortization that contributes to revenue recognition will recur in future periods until fully amortized, (3) do not consider the impact of share-based compensation expense, (4) do not reflect other non-operating expenses, including, in the case of adjusted EBITDA and adjusted EBITDA margin, interest expense, (5) in the case of adjusted EBITDA and adjusted EBITDA margin, do not reflect tax payments that may represent a reduction in cash available to us and (6) do not include certain non-ordinary cash expenses that we do not believe are representative of our business on a steady-state basis. In addition, our use of non-GAAP measures may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, adjusted net income, and adjusted net income per share (unit) in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider these non-GAAP measures alongside other financial measures, including our gross profit, gross profit margin, net income, net income per share (unit) and other results stated in accordance with GAAP.

The following tables present a reconciliation of net income (loss) and gross profit, as the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA, adjusted EBITDA margin, adjusted gross profit, adjusted gross profit margin, adjusted net income and adjusted net income per share (unit) for each of the periods presented.

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2021	2020	2020	2019
			(Successor)	(Predecessor)
Reconciliation of Net Income (Loss) to Adjusted EBITDA
Net income (loss)	$94,882	$(22,425)	$39,278	$60,879
Interest expense (income)	31,065	18,783	38,645	(39)
Income tax provision (benefit)	22,545	(4,556)	7,980	—
Amortization	25,083	21,926	45,877	—
Acquisition transaction costs and financing fees (1)	—	17,107	21,242	938
Non-recurring success payments (2)	—	—	—	16,347
Litigation and costs incurred for LIQWD Matters (3)	14,250	—	—	22,358
Inventory fair value adjustment (4)	—	36,775	44,721	—
Share-based compensation	1,174	421	1,527	—
Non-capitalizable IPO and strategic transition costs (5)	2,267	—
Tax receivable agreement liability adjustment (6)	—	—	—	—

Adjusted EBITDA	$191,266	$68,031	$199,270	$100,483

Adjusted EBITDA margin	70.8%	68.3%	70.6%	67.8%

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2021	2020	2020	2019
			(Successor)	(Predecessor)
Reconciliation of Gross Profit to Adjusted Gross Profit
Gross profit	$214,127	42,476	$179,587	$117,035
Inventory fair value adjustment (4)	—	$36,775	44,721	—
Amortization of patented formulations	4,719	2,465	6,052	—

Adjusted gross profit	218,846	81,716	$230,360	$117,035

Adjusted gross profit margin	81.0%	82.0%	81.6%	79.0%

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2021	2020	2020	2019
			(Successor)	(Predecessor)
Reconciliation of Net Income (Loss) to Adjusted Net Income
Net income (loss)	94,882	(22,425)	$39,278	$60,879
Amortization of intangible assets	25,083	21,926	45,877	—
Acquisition transaction costs and financing fees (1)	—	17,107	21,242	938
Non-recurring success payments (2)	—	—	—	16,347
Litigation and costs incurred for LIQWD Matters (3)	14,250	—	—	22,358
Inventory fair value adjustment (4)	—	36,775	44,721	—
Share-based compensation	1,174	421	1,527	—
Non-capitalizable IPO and strategic transition costs (5)	2,267	—	—	—
Tax receivable agreement liability adjustment (6)	—	—	—	—
Tax effect of adjustments (7)	(7,831)	(14,476)	(21,529)	—

Adjusted net income	129,825	39,328	$131,116	$100,522

Adjusted net income per share (unit):
Basic	$135.22	$42.63	$139.29	$100.52
Diluted	$133.47	$42.63	$138.98	$100.52

(1)	Includes acquisition costs related to the Acquisition of the Olaplex business and dividend financing costs.
(2)	Includes expenses for non-recurring success payments made by the Sellers to employees upon the sale of the Olaplex business.
(3)

Includes litigation costs incurred related to patent enforcement by the Predecessor and $14.3 million of costs incurred related to the resolution of the LIQWD Matters as discussed in note 13 to the unaudited condensed consolidated financial statements included elsewhere in the prospectus.

(4)

Includes the non-cash, non-recurring fair value inventory step-up adjustment amortization as part of the purchase accounting on the Acquisition Date, utilizing the comparative sales method in accordance with ASC 820-10-55-21.

(5)	Represents non-capitalizable professional fees and executive severance incurred in connection with this offering and the Company’s public company transition.
(6)

As applicable, represents the income statement impacts recognized during the applicable period due to adjustments in the tax receivable agreement liability that may result from items such as changes in our estimated tax savings due to changes in the mix of earnings, U.S. federal and state tax legislation and tax rates in various jurisdictions impacting our tax savings.

(7)

The tax effect of non-GAAP adjustments is calculated by applying the applicable statutory tax rate by jurisdiction to the non-GAAP adjustments listed above, taking into consideration the estimated total tax impact of the adjustments.

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA

Net income (loss)	$49,351	$45,531	$33,388	$28,315	$2,035	$(24,460)
Interest expense (income)	15,563	15,502	10,068	9,794	10,072	8,711
Income tax provision (benefit)	11,492	11,053	6,783	5,753	413	(4,969)
Amortization of intangible assets	12,450	12,633	11,667	12,284	11,840	10,086
Acquisition transaction costs and financing fees (1)	—	—	3,120	1,015	782	16,325
Non-recurring success payments (2)	—	—	—	—	—	—
Costs incurred for LIQWD Matters (3)	14,250	—	—	—	—	—
Inventory fair value adjustment (4)	—	—	202	7,744	11,803	24,972
Share-based compensation	547	627	590	516	404	17
Non-capitalizable IPO and strategic transition costs (5)	1,827	440	—	—	—	—
Tax receivable agreement liability adjustment (6)	—	—	—	—	—	—

Adjusted EBITDA	$105,480	$85,786	$65,818	$65,421	$37,349	$30,682

Adjusted EBITDA margin	69.3%	72.6%	70.6%	73.1%	67.6%	69.2%

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(in thousands)
Reconciliation of Gross Profit to Adjusted Gross Profit

Gross profit	$120,532	$93,595	$74,335	$62,776	$32,416	$10,060
Inventory fair value adjustment (4)	—	—	202	7,744	11,803	24,972
Amortization of patented formulations	2,268	2,451	1,485	2,102	1,658	807

Adjusted gross profit	122,800	96,046	76,022	72,622	45,877	35,839

Adjusted gross profit margin	80.7%	81.3%	81.6%	81.2%	83.0%	80.8%

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted Net Income

Net income (loss)	$49,351	$45,531	$33,388	$28,315	$2,035	$(24,460)
Amortization of intangible assets	12,450	12,633	11,667	12,284	11,840	10,086
Acquisition transaction costs and financing fees (1)	—	—	3,120	1,015	782	16,325
Non-recurring success payments (2)	—	—	—	—	—	—
Costs incurred for LIQWD Matters (3)	14,250	—	—	—	—	—
Inventory fair value adjustment (4)	—	—	202	7,744	11,803	24,972
Share-based compensation	547	627	590	516	404	17
Non-capitalizable IPO and strategic transition costs (5)	1,827	440
Tax receivable agreement liability adjustment (6)	—	—	—	—	—	—
Tax effect of adjustments (7)	(5,566)	(2,265)	(2,959)	(4,094)	(4,715)	(9,761)

Adjusted net income	$72,859	$56,966	$46,008	$45,780	$22,149	$17,179

(1)	Includes acquisition costs related to the Acquisition of the Olaplex business and dividend financing costs.
(2)	Includes expenses for non-recurring success payments made by the Sellers to employees upon the sale of the Olaplex business.
(3)	Represents costs incurred related to the resolution of the LIQWD Matters as discussed in note 13 to the unaudited condensed consolidated financial statements included elsewhere in the prospectus.
(4)

Includes the non-cash, non-recurring fair value inventory step-up adjustment amortization as part of purchase accounting on the Acquisition Date, utilizing the comparative sales method in accordance with ASC 820-10-55-21.

(5)	Represents non-capitalizable professional fees and executive severance incurred in connection with this offering and the Company’s public company transition.
(6)

As applicable, represents the income statement impacts recognized during the applicable period due to adjustments in the tax receivable agreement liability that may result from items such as changes in our estimated tax savings due to changes in the mix of earnings, U.S. federal and state tax legislation and tax rates in various jurisdictions impacting our tax savings.

(7)

The tax effect of non-GAAP adjustments is calculated by applying the applicable statutory tax rate by jurisdiction to the non-GAAP adjustments listed above, taking into consideration the estimated total tax impact of the adjustments.

Financial Condition, Liquidity and Capital Resources

Overview

Our primary recurring source of cash is the collection of proceeds from the sale of our products to our customers, including cash periodically collected in advance of delivery or performance.

Our primary use of cash is for working capital and payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for marketing, fulfillment costs of customer orders, overhead costs, capital expenditures, and debt servicing. We also utilize cash for strategic investments. Fluctuations in working capital are primarily caused by customer demand of our product, timing of when a retailer rearranges or restocks our products, expansion of space within our existing retailer base, expansion into new retail stores and fluctuation in warehouse and distribution costs. Capital expenditures typically vary and are currently limited, and future capital expenditure requirements depend on strategic initiatives selected for the fiscal year, including investments in infrastructure, expansion into new national retailers and expansion of our customer base.

A considerable portion of our operating income is earned outside the United States; however, we do not have bank time deposits held outside of the United States.

As of June 30, 2021, we had $76.4 million of cash and cash equivalents. In addition, as of June 30, 2021, we had borrowing capacity of $51.0 million under our Revolver, providing us with a liquidity position of $127.4 million plus $52.4 million of working capital excluding cash and cash equivalents for a combined $179.8 million liquidity position.

Although there is no current need, we primarily examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to maintain financial flexibility and may from time to time elect to raise capital through the issuance of additional equity or the incurrence of additional debt.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	For the Six Months Ended June 30,
(in thousands)	2021	2020
Net cash provided by operating activities	$74,953	$33,574
Net cash (used in) investing activities	(64)	(1,381,614)
Net cash (used in) provided by financing activities	(9,423)	1,446,528

Net increase in cash	$65,466	$98,488

Operating Activities

For the six months ended June 30, 2021, net cash provided by operating activities was $75.0 million. This included net income of $94.9 million, plus $25.1 million in amortization of patents and other intangibles, $1.4 million in amortization of debt issuance costs, $1.3 million in deferred taxes, and $1.2 million in share-based compensation Additionally, there was a $48.9 million increase in working capital excluding cash during the period. The increase in net working capital was largely driven by a $55.9 million increase in accounts receivable, inventory, and other current assets for customer deposits and prepaids, offset partly by an increase of $7.0 million in accounts payable, accrued expenses and other current liabilities caused by increased inventory and other purchases to support our growth.

For the six months ended June 30, 2020, net cash provided by operating activities was $33.6 million. This included net loss of $22.4 million, plus $21.9 million in amortization of patents and other intangibles, $36.8 million for fair value of acquired inventory, $0.8 million in amortization of debt issuance costs, $0.4 million in share-based compensation expense offset partly by a $2.2 million increase in deferred tax assets. Additionally, there was a $1.7 million increase in working capital excluding cash during the period. The increase in net working capital was largely driven by a $6.6 million increase in accounts receivable, inventory, and other current assets for customer deposits and prepaids, offset partly by an increase of $4.9 million in accounts payable, accrued expenses and other current liabilities caused by increased sales.

Investing Activities

For the six months ended June 30, 2021, net cash used for investing activity was $0.06 million. This was due to the purchase of property and equipment.

For the six months ended June 30, 2020 net cash used for investing activity was $1,381.6 million. This was due to the net cash outflow related to the Acquisition in January 2020.

Financing Activities

For the six months ended June 30, 2021, net cash used in financing activities was $9.4 million. This was primarily driven by $10.0 million of principal payments on term debt, offset by $0.6 million of cash proceeds received from the issuance of 316.7 common shares to its sole existing shareholder.

For the six months ended June 30, 2020, net cash provided by financing activities was $1,447 million. This was primarily driven by $959.4 million of cash proceeds received for the issuance of 959.4 thousand common shares to Penelope Group Holdings in connection with the Acquisition in January 2020, plus $0.5 million of cash proceeds received for the additional issuance of 500 common shares to Penelope Group Holdings in May 2020.

In connection with the Acquisition, on the Acquisition Date, we received cash proceeds of $450.0 million from the issuance by Olaplex, Inc. of term loans pursuant to the Original Credit Agreement and an additional $50.0 million from the Revolver. This was offset by $10.5 million of debt issuance costs and $2.8 million in principal payments related to the Original Credit Agreement.

The following table summarizes our cash flows for the periods presented:

	For the Year Ended December 31,
(in thousands)	2020	2019
	(Successor)	(Predecessor)
Net cash provided by operating activities	$128,975	$52,569
Net cash (used in) provided by investing activities	(1,381,609)	3,411
Net cash provided by (used in) financing activities	1,263,598	(65,024)

Net increase (decrease) in cash	$10,964	$(9,044)

Operating Activities

For the year ended December 31, 2020, net cash provided by operating activities was $129.0 million. This included net income, before deducting amortization and other non-cash items of $39.3 million, plus $45.9 million in amortization of patents and other intangibles, $44.7 million for fair value of acquired inventory, $1.8 million in amortization of debt issuance costs, $1.5 million in share-based compensation expense offset partly by a $4.4 million increase in deferred tax assets. Additionally, there was a $0.2 million decrease in working capital excluding cash during the period. The decrease in net working capital was largely driven by a $23.7 million increase in accounts payable, accrued expenses and other liabilities caused by increased inventory and other purchases, offset partly by a $14.3 million increase in inventory to support growth in the business, a $7.1 million increase in accounts receivable reflecting the overall growth in net sales and a $2.1 million increase in other current assets for customer deposits and prepaids.

For the year ended December 31, 2019, net cash provided by operating activities was $52.6 million. This included net income of $60.9 million offset partly by an $8.3 million increase in working capital excluding cash during the period. The increase in net working capital was largely driven by a $4.9 million increase in accounts receivable and a $3.9 million increase in inventory and 0.1 million increase in other current assets to support growth in the business, offset partly by a net increase of $0.6 million in accounts payable and accrued expenses.

Investing Activities

For the year ended December 31, 2020, net cash used for investing activity was $1,381.6 million. This was due to the net cash outflow related to the Acquisition in January 2020.

For the year ended December 31, 2019 net cash provided by investing activity was $3.4 million. This was due to the proceeds from the sale of short-term money market investments.

Financing Activities

For the year ended December 31, 2020, net cash provided by financing activities was $1,264 million. This was primarily driven by $959.4 million of cash proceeds received for the issuance of 959.4 thousand common shares to Penelope Group Holdings in connection with the Acquisition in January 2020, plus $0.5 million of cash proceeds received for the additional issuance of 500 common shares to Penelope Group Holdings in May 2020.

In connection with the Acquisition, on the Acquisition Date, we received cash proceeds of $450.0 million from the issuance by Olaplex, Inc. of term loans pursuant to the Original Credit Agreement. In addition, in December 2020, we received $350 million of proceeds from the issuance by Olaplex, Inc. of term loans pursuant to the Amendment to the Original Credit Agreement and used the proceeds to fund the payment of a $470.0 million dividend to Penelope Group Holdings, which further distributed $470.0 million to holders of all of its Class A common units. Additional offsets to the issuance of the two debt instruments include payment of $15.6 million of debt issuance costs and $10.7 million in principal repayments related to the Credit Agreement.

For the year ended December 31, 2019, net cash used in financing activities was $65.0 million for cash distributions to the predecessor entity unitholders.

Liquidity and Capital Resources Requirements

Based on past performance and current expectations, we believe that our cash, cash equivalents and cash generated from operations and draws on our Revolver will be sufficient to meet anticipated operating costs, required payments of principal and interest, working capital needs, ordinary course capital expenditures, and other commitments for at least the next 12 months.

If necessary, we may borrow funds under our Revolver to finance our liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. Our ability to meet our operating, investing and financing needs depends, to a significant extent, on our future financial performance, which will be subject in part to general economic, competitive, financial, regulatory and other factors that are beyond our control, including those described elsewhere in “Risk Factors”. In addition to these general economic and industry factors, the principal factors in determining whether our cash flows will be sufficient to meet our liquidity requirements will be our ability to continue providing innovative products to our customers and consumers and manage production and our supply chain.

Credit Facility

On January 8, 2020, Olaplex Inc. entered into the Original Credit Agreement consisting of a $450 million term loan (“Term Loan”) and a $50 million Revolver that includes a $10 million letter of credit sub-facility and a $5 million swingline loan facility. In addition, on December 18, 2020 Olaplex Inc. entered into the Amendment to the Original Credit Agreement to increase the Term Loan Facility by $350 million and increase the Revolver capacity by $1 million to a revised $800 million Term Loan and $51 million Revolver facility. The unused balance of the Revolver was $51 million as of June 30, 2021 and December 31, 2020.

The Term Loan maturity date is January 8, 2026 and the loans made under the Term Loan Facility are secured by substantially all of our assets. Installment payments on the Term Loan are required to be made in quarterly installments of $5,028,000, with the remaining balance due upon maturity. The Term Loan can be prepaid at any time subject to a 2% or 1% penalty provision (with certain exceptions) if paid prior to July 8, 2021 and July 8, 2022, respectively, and is subject to mandatory prepayments with respect to (i) excess cash flow, which is defined as adjusted EBITDA less certain customary deductions, subject to certain threshold amounts of excess cash flow during the relevant period and percentage reductions of the prepayment amount upon the attainment of certain consolidated first lien net leverage ratio levels, (ii) certain non-ordinary course asset dispositions that result in net proceeds in excess of $2.5 million during the relevant measurement period, unless reinvested in accordance with the terms of the Credit Agreement within twelve months (with an additional 180 days to reinvest, if committed within 12 months) of receipt of such proceeds, or (iii) issuance of additional non permitted debt or certain refinancing debt.

Both the Revolver and the Term Loan bear interest, at Olaplex Inc.’s option, at either a rate per annum equal to (i) an adjusted LIBO rate determined by reference to the cost of funds for U.S. dollar deposits (or any other applicable currency available under the Credit Agreement), as adjusted for statutory reserve requirements for the applicable interest period (with a 1.00% floor), plus an applicable margin ranging from 6.25% to 6.50% based on our consolidated first lien net leverage ratio or (ii) a base rate determined by reference to the highest of (x) the Federal Funds effective rate plus 0.5%, (y) the one-month LIBO rate plus 1.0% and (z) the prime rate, plus an applicable margin ranging from 5.25% to 5.50% based on our consolidated first lien net leverage ratio. The interest rate on both outstanding amounts under the Revolver and the outstanding Term Loan was 7.5% per annum as of June 30, 2021 and December 31, 2020. The Revolver matures on January 8, 2025.

We incurred costs directly related to the Credit Facilities of $15.6 million, consisting primarily of lender fees of $13.5 million and third-party fees of $2.1 million. These fees were allocated between the Revolver and the Term Loan Facility and recorded as a reduction of the carrying amount of non-current debt.

The Credit Facilities contain a number of covenants that, among other things, restrict our ability to (subject to certain exceptions) pay dividends and distributions or repurchase our capital stock, incur additional indebtedness, create liens on assets, engage in mergers or consolidations and sell or otherwise dispose of assets. The Credit Facilities also include reporting, financial and maintenance covenants that require us to, among other things, comply with certain consolidated secured net leverage ratios. As of June 30, 2021 and December 31, 2020, we were in compliance with our financial maintenance covenant.

Tax Receivable Agreement Obligations

Although the actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors including the amount, character and timing of the Company’s and its subsidiaries’ taxable income in the future and the tax rates then applicable to us and our subsidiaries, we expect the payments that will be required to be made under the Tax Receivable Agreement will be substantial and to be funded out of working capital. See “Income Taxes and Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2020 (in thousands):

	Payments due by period
(in thousands)	Total	Less than 1 year	1 – 3 years	More than 3 years
Term Loan Facility debt(1)	$789,347	$20,112	$60,336	$708,899
Interest on Term Loan Facility debt(2)	285,805	58,869	169,444	57,492

Total contractual obligations(3)	$1,075,152	$78,981	$229,780	$766,391

(1)	Long-term debt payments include scheduled principal payments only.
(2)

The Term Loan Facility is subject to variable interest rates. The weighted average interest rate of borrowings under the Term Loan Facility was 7.5% during the year ended December 31, 2020. Assumes annual interest rate of 7.5% on Term Loan Facility over the term of the loan.

(3)

Does not reflect any borrowings under the Revolver. As of December 31, 2020, we had no outstanding borrowings under the Revolver. We are required to pay a commitment fee of 0.50% per annum on unused commitments under the Revolver.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of financial statements requires us to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. We evaluate our accounting policies, estimates and judgments on an on-going basis. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

We evaluated the development and selection of our critical accounting policies and estimates and believe that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in the footnotes to our audited consolidated financial statements included elsewhere in this registration statement.

Revenue Recognition

We recognize revenue when control of promised goods are transferred to a customer in an amount that reflects the consideration that we expect to receive in exchange for those goods. Control of the products that we sell are transferred at a point in time. Factors that determine the specific point in time a customer obtains control, and a performance obligation is satisfied, are when we have a present right to payment for the goods, whether the customer has physical possession and title to the goods, and whether significant risks and rewards of ownership have transferred. Delivery is typically considered to have occurred at the time the title and risk of loss passes to the customer. Revenue from transactions is generally recognized at a point in time based on the contractual terms with the customer.

In the normal course of business, we offer various incentives to customers such as sales discounts and other incentives and allowances, which give rise to variable consideration. The amount of variable consideration is estimated at the time of sale based on either the expected value method or the most likely amount, depending on the nature of the variability. We regularly review and revise, when deemed necessary, our estimates of variable consideration based on both customer-specific expectations as well as historical rates of realization.

Our terms of sale provide limited return rights, discounts and allowances. We record estimated sales returns, discounts, and miscellaneous customer claims as reductions to net sales at the time revenues are recorded. We base our estimates upon historical experience and trends, and upon approval of specific returns or discounts. Actual returns and discounts in any future period are inherently uncertain and thus may differ from our estimates.

If actual or expected future returns and discounts were significantly greater or lower than the reserves we had established, we would record a reduction or increase to net sales in the period in which we made such determination.

Revenue from the sale of gift cards is initially deferred and recognized as a contract liability until the gift card is redeemed by the customer.

We have elected to account for shipping and handling as fulfillment activities and not as separate performance obligations. Shipping and handling fees billed to customers are included in net sales. All fulfillment activity costs are recognized as selling, general and administrative expenses at the time the related revenue is recognized. Sales taxes collected from customers and remitted directly to government authorities are excluded from net sales and cost of goods sold.

Inventory

Inventory is comprised primarily of finished goods and are stated at the lower of cost (average cost method) or estimated net realizable value. Cost is computed based on average historical costs. We allocate the amortization of our patented formulations to the carrying value of our finished goods. The carrying value of inventories is reduced for any excess and obsolete inventory. Excess and obsolete inventory reductions are determined based on assumptions about future demand and sales prices, estimates of the impact of competition, and the age of inventory. If actual conditions are less favorable than those previously estimated by management, additional inventory write-downs could be required. We realized a fair value step up adjustment of $44.7 million to finished goods inventory with respect to the Acquisition of the Olaplex business. We fair valued the inventory utilizing the comparative sales method applying historical selling prices reduced for remaining costs to sell and estimated profit on costs to complete and dispose of finished goods inventory.

Business Combinations

The purchase price of a business acquisition is allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the business combination date. The excess of purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Tangible and identifiable intangible assets acquired, and liabilities assumed as of the date of acquisition are recorded at the acquisition date fair value. Determining fair value of identifiable assets, particularly intangibles, and liabilities acquired requires us to make estimates, which are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset.

The estimates are inherently uncertain and subject to revision as additional information is obtained during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, we may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.

Valuation of Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired in an acquisition. We test for impairment of goodwill at our one reporting unit level annually at the beginning of the fourth quarter or whenever events or changes in circumstances indicate the carrying amount may be impaired. The goodwill impairment test consists of a comparison of the reporting unit’s fair value to its carrying value. In conducting our annual impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of the asset, or reporting unit, is less than its carrying amount. If upon performing a qualitative assessment it indicates that the fair value of our reporting unit is less than its carrying amount, we perform a quantitative assessment.

If a quantitative assessment is performed, we utilize a combination of income and market approaches to estimate the fair value of our reporting unit. The income approach utilizes estimates of discounted cash flows of the reporting units, which requires assumptions for, the reporting units’ revenue growth rates, operating margins terminal growth rates, and discount rates, all of which require significant management judgment. These assumptions are based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value hierarchy (described in “Fair Value Measurements in Note 1, Organization and Significant Accounting Policies,”). The market approach applies market multiples derived from the historical earnings data of selected guideline publicly traded companies to our reporting units’ businesses to yield a second assumed value of each reporting unit., which requires significant management judgement. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. A change in these underlying assumptions would cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts and result in an impairment of goodwill in the future. Additionally, if actual results are not consistent with the estimates and assumptions or if there are significant changes to our planned strategy, it may cause fair value to be less than the carrying amounts and result in an impairment of goodwill in the future.

Based on our qualitative assessment performed for our one reporting unit, we determined that it is more likely than not that the fair value is higher than its carrying value; therefore, the quantitative impairment test was not required and as such we did not record a goodwill impairment charge during the six months ended June 30, 2021 and the year ended December 31, 2020. No goodwill was recorded in the predecessor period.

Valuation of Long-Lived Assets and Definite Lived Intangible Assets

We assess potential impairments to our long-lived assets, which include property and equipment, and our brand name, customer relationships and product formulation intangible assets, whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell. There were no impairment charges recorded on long-lived assets during the six months ended June 30, 2021 and the years ended December 31, 2020 and December 31, 2019.

Fair value measurements are based on significant inputs that are not observable in the market, therefore represents a Level 3 measurement. Significant changes in the underlying assumptions used to value long-lived assets could significantly increase or decrease the fair value estimates used for impairment assessments.

Share-Based Compensation

The Company grants share-based options under the 2020 Plan to employees and non-employees. All outstanding options have been in the form of options to purchase common stock of Penelope Holdings Corp. with vesting based on either time or market (performance) conditions. The time-based service options are eligible to vest in equal installments on the first five anniversaries of the vesting start date, subject to the option holder’s continued service through the applicable vesting date. The performance condition options are eligible to vest based on specified rates of return on invested capital of the Advent Funds. Upon a qualifying initial public offering (“IPO”) the unvested performance condition options that would have vested had the third-party investors were to sell for cash their equity in the Company at the IPO price will convert to time-based service options, vesting ratably on the first three anniversaries of the IPO, subject to the option holder’s continued service through the applicable vesting date.

As of June 30, 2021, a total of 106,596 shares have been authorized for issuance under the 2020 Plan, and 37,830 remain available to grant. As of June 30, 2021, there were 68,766 options outstanding and 3,500 options forfeited under the 2020 Plan.

As of December 31, 2020, a total of 106,596 shares have been authorized for issuance under the Plan, and 40,330 remain available to grant. As of December 31, 2020, there were 66,266 options outstanding under the 2020 Plan.

We recognize share-based compensation expense for employees and non-employees based on the grant-date fair value of share-based awards over the requisite service period. For awards that vest based on continued time-based service, share-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. The grant date fair value of share-based awards that contain time-based service conditions is estimated using the Black-Scholes option-pricing model. For awards with performance vesting conditions, the fair value is estimated using a Monte Carlo simulation model, which incorporates the likelihood of achieving the performance condition with compensation expense recognized over the requisite service period, which is the derived service period as determined by an independent valuator. Determining the fair value of share-based awards requires judgment. The Black-Scholes and Monte Carlo option-pricing models are respectively used to estimate the fair value of share-based options that have time-based and performance-based vesting conditions. The assumptions used in these option-pricing models requires the input of subjective assumptions and are as follows:

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Fair value—As our common stock is not currently publicly traded, the fair value of our underlying common stock was determined by our compensation committee based upon a number of objective factors that include comparable publicly traded peer groups plus comparable transactions. Our compensation committee will determine the fair value of our common stock until such time as our common stock commences trading on an established stock exchange or national market system.

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Expected volatility—Expected volatility is based on historical volatilities of a publicly traded peer group based on daily price observations over a period equivalent to the expected term of the share-based option grants.

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Expected term—For share-based options with only time-based service vesting conditions the expected term is determined using the simplified method, which estimates the expected term using the contractual life of the option and the vesting period. For share-based options with performance conditions, the term is estimated in consideration of the time period expected to achieve the performance condition, the contractual term of the award, and estimates of future exercise behavior.

•	Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield of treasury bonds with a maturity that approximates the expected term of the options.

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Expected dividend yield—The dividend yield is based on our current expectations of dividend payouts. Except for the 2020 dividend, we have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

The determination of share-based compensation cost is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If factors change and different assumptions are used, share-based compensation expense could be significantly different.

In the event of an employee or other service provider’s termination of service for any reason or violation of any restrictive covenant obligation, we have the option to repurchase exercised shares. The repurchase price is generally the fair market value of the shares, except in the event of a termination for cause or restrictive covenant breach, in which case, the repurchase price is the lower of the fair market value of the shares and the amount paid by the employee or other service provider to acquire the shares.

Income Taxes and Tax Receivable Agreement

We use the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance will be established for deferred tax assets where their recoverability is deemed to be uncertain, reducing the carrying amount of such deferred tax assets to the amount that is more likely than not to be sustained based on all available evidence. The carrying value of the net deferred tax assets is based upon estimates and assumptions related to our ability to generate sufficient future taxable income in certain tax jurisdictions. If these estimates and related assumptions change in the future, we will be required to adjust our deferred tax valuation allowances.

As of June 30, 2021 and December 31, 2020, we had no federal, state or foreign net operating loss or tax credit carryforwards and did not maintain a valuation allowance against any of our deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. While we have concluded that no valuation allowance is appropriate as of June 30, 2021 and December 31, 2020, we are continually monitoring actual and forecasted earnings. If there is a change in management’s assessment of the amount of deferred income tax assets that is realizable, adjustments to the valuation allowance will be made.

In the normal course of business, Olaplex and its subsidiaries are subject to examination by various taxing authorities, including the Internal Revenue Service in the United States. We regularly assess the likelihood of assessments by tax authorities and provide for these matters as appropriate. Audits by tax authorities typically involve examination of the deductibility of certain permanent items, intercompany arrangements and related transfer pricing, and tax credits among other items. Although we believe our tax estimates are appropriate, the final determination of tax audits and any related litigation could result in material changes in our estimates.

As part of the IPO, we will enter into the Tax Receivable Agreement under which generally we will be required to pay to the Existing Stockholders 85% of the cash savings, if any, in U.S. federal, state or local tax that we actually realize on our taxable income following this offering (or are deemed to realize in certain circumstances) as a result of (i) certain existing tax attributes, including tax basis in intangible assets and capitalized transaction costs relating to taxable years ending on or before the date of this offering (calculated by assuming the taxable year of the relevant entity closes on the date of this offering), that are amortizable over a fixed period of time (including in tax periods beginning after this offering) and which are available to us and our wholly-owned subsidiaries, and (ii) tax benefits attributable to payments made under the Tax Receivable Agreement, together with interest accrued at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3% from the date the applicable tax return is due (without extension) until paid. Under the Tax Receivable Agreement, generally we will retain the benefit of the remaining 15% of the applicable tax savings. We expect the payments we will be required to make under the Tax Receivable Agreement will be substantial. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, we estimate that we would be required to pay approximately $                 million in the aggregate under the Tax Receivable Agreement.

Tax Receivable Agreement

Based on current tax laws and assuming that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the Tax Receivable Agreement, (i) we expect that future payments under the Tax Receivable Agreement relating to the Pre-IPO Tax Assets could aggregate to $105 million over the next six years, which we estimate will represent approximately 45% of the total payments we will be required to make under the Tax Receivable Agreement and (ii) we expect material payments to occur beginning in 2022. Payments under the Tax Receivable Agreement are not conditioned upon the parties’ continued ownership of the company. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

New Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for information regarding new accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with interest rates and foreign exchange.

Interest Rate Risk

Our results are subject to risk from interest rate fluctuations on borrowings under the Credit Facilities. Our borrowings bear interest at a variable rate; therefore, we are exposed to market risks relating to changes in interest rates. Interest rate changes generally do not affect the market value of our Term Loan; however, they do affect the amount of our interest payments and, therefore, our future earnings and cash flows. As of June 30, 2021, we had $779.3 million of outstanding variable rate loans under the Term Loan Facility. Based on our June 30, 2021, variable rate loan balances, an increase or decrease of 1% in the effective interest rate, excluding principal payments, would cause an increase or decrease in interest cost of approximately $7.8 million over the next 12 months. We currently do not engage in any interest rate hedging activity.

Foreign Exchange Risk

Our reporting currency including our U.K. foreign subsidiary, Olaplex UK Limited’s functional currency, is the U.S. dollar. Gains or losses due to transactions in foreign currencies are reflected in the consolidated statements of comprehensive income under the line-item other (expense) income, net. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our consolidated financial statements.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

BUSINESS

Company Overview

OLAPLEX: Our Mission to Improve Hair Health

OLAPLEX is an innovative, science-enabled, technology-driven beauty company. We are founded on the principle of delivering effective, patented and proven performance in the categories where we compete. We strive to empower our consumers to look as beautiful on the outside as they feel on the inside.

We believe every person deserves to have healthy, beautiful hair, whether they are visiting a salon or caring for their hair at home. Our commitment to deliver results that are visible on first use, coupled with our strong sense of community across both professional hairstylists and consumers, has driven tremendous brand loyalty. We offer our award-winning products through a global omni-channel platform serving the professional, specialty retail, and DTC channels.

Science-Backed Brand that Attracts a Loyal and Engaged Community

We offer science-backed solutions that improve hair health and are trusted by stylists and consumers. We identify our consumers’ most relevant haircare concerns in collaboration with our passionate and highly engaged community of professional hairstylists and consumers, and strive to address them through our proprietary technology and innovation capabilities. Our deep roots in the professional haircare community and strong ties with our global network of hairstylists creates a continuous feedback loop, providing unique insight into the hair health goals and concerns of our consumers. Our hairstylists are our strongest advocates; they have grown with our business since our founding in 2014, and through mutual support, we have empowered them to connect with their clients and to champion our brand through an engaged and active social community. This community also provides insight into consumer needs and positions OLAPLEX to leverage our research and development platform to respond to consumers’ demands for improved hair health by creating high-quality products that result in healthy, beautiful hair. Results have validated our approach. We believe over 90% of our consumers think OLAPLEX products make their hair healthier, which we believe is among the highest ratings compared to competitors in this category. Moreover, we believe OLAPLEX’s professional net promoter score of 71% as of April 2021 is the highest in our brand category and well above the average score for in our category. The quality of our products, combined with our community-driven approach to engaging with both professional hairstylists and our consumers, have created a strong and loyal following for OLAPLEX that we believe provides a unique competitive advantage and foundation for growth.

High Performance Products Proven by Science

OLAPLEX disrupted and revolutionized the professional haircare industry by creating the bond building category in 2014. We have grown from an initial offering of three products sold exclusively through the professional channel to a broader suite of products offered through the professional, specialty retail and DTC channels that have been strategically developed to address three key uses: treatment, maintenance, and protection. Our unique bond building technology is able to repair disulfide bonds in human hair that are destroyed via chemical, thermal, mechanical, environmental and aging processes. We have strategically expanded our product line over time to create a self-care routine that our consumers look forward to and rely upon on a daily basis. Our current product portfolio comprises nine unique, complementary products specifically developed to provide a holistic regimen for hair health. Our proprietary, patent-protected ingredient, Bis-amino, serves as the common thread across our products and is a key differentiator in our ability to create trusted, high-quality products. Underpinning our product range is a portfolio of more than 100 patents which protect our proprietary technology and, we believe, create both barriers to entry and a foundation for entry into adjacent categories over time, especially given our patent claims are broadly drafted and include claims covering applications across adjacent categories in haircare, and also in skin care and nail health for example.

Our current hair health platform is presented below and is championed by two products that can be purchased only through professional hairstylists, No.1 and No.2. These two products often serve as an introduction to our brand and a gateway to seven additional products that can be used both at home and in the salon.

Our Products

Synergistic Channel Strategy Underpinned by Our Omni-Channel Approach

We have developed a cohesive and synergistic distribution strategy that leverages the strength of each of our channels, including the specific attributes of each channel as depicted below, and our strong digital capabilities that we apply across our omni-channel sales platform.

We launched our first product in 2014 through the professional channel in order to build trust and support within the hairstylist community. Our professional channel, which includes both products used by hairstylists in-salon and products sold by hairstylists to consumers for use at home, comprised 55% of our 2020 total net sales and grew 59% from 2019 to 2020. The professional channel serves as the foundation for our brand, validating the quality of our products and influencing our consumers’ purchasing decisions. We believe the leading factor that drives purchasing decisions of haircare products is the recommendation from consumers’ stylists, exceeding other factors such as celebrity endorsements, advertisements online or in traditional media. We also believe that use of a particular product by hairstylists is the #1 driver of consumer brand awareness.

In 2018, as OLAPLEX continued to grow, we established our retail presence through expansion into the DTC channel and specialty retail channel (principally Sephora), both of which have continued to grow as we have developed our omni-channel platform. Our specialty retail channel grew 75% from 2019 to 2020, representing 18% of our 2020 total net sales. Our DTC channel, comprised of OLAPLEX.com and sales through third-party e-commerce platforms, grew 260% from 2019 to 2020, and represented 27% of our 2020 total net sales. This channel also provides us with the opportunity to engage directly with our consumers to help create a feedback loop that drives our decisions around new product development.

Since our first product launch, we have focused on developing clean, technology-based beauty products and created powerful engagement between professional hairstylists and our consumers, which has driven strong organic growth.

Commitment to Social and Environmental Consciousness

We are passionate about promoting wellness, starting with the integrity of your hair and extending to supporting our communities and minimizing our impact on the environment, allowing us to drive social and environmental awareness in the beauty industry.

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Supporting Small Businesses. We are invested in the success of our hairstylist community as their businesses grow alongside ours. We are especially focused on providing support to the small business community and minority hairstylists; currently 98% of our salon community are small businesses and a meaningful percentage of our hairstylists are racial or ethnic minorities. During the height of the COVID-19 pandemic in 2020, we implemented several initiatives to support hairstylists during salon closures. One example is our Affiliate Program that allowed hairstylists to connect with their consumers and generate income by selling OLAPLEX products for at-home use. This program generated more than $300,000 in income for our professional hairstylist community during a time when their salons were closed.

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Diversity, Equity, and Inclusion. We believe it is important that our employees reflect the diversity of our hairstylist and consumer community. Our DEI initiatives focus on promoting a workplace of inclusion and acceptance. As a result of our efforts, we have created a diverse workplace environment with 77% of our employees identifying as female and 41% identifying as non-white, as of June 30, 2021. We are especially proud that our diverse workforce mirrors the community of professional hairstylists we serve, of which 92% identify as women and 37% identify as African American, Asian or Latino. Many of our current Olaplex employees are former stylists whose unique perspectives and insights have helped us better understand our diverse consumer base and what matters to them. We believe our shared commitment to diversity helps us better understand our professional consumer base and connect with the hairstylist community. We are also proud of the fact that an employee survey from February 2021 found that 90% of our employees agree that we have an inclusive environment that makes them feel comfortable bringing their true selves to work.

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Environmental Sustainability. We continue to explore ways to reduce our carbon footprint and contribute to a more sustainable future for our planet. By taking preventative measures, we’re able to lighten our carbon footprint and do our part in making the world a better place. One of our key initiatives is to reduce the impact of packaging. We are focused on limiting the use of secondary packaging in which our products are sold. By pursuing these packaging reduction initiatives, we believe that between 2015 to 2021 we avoided the use of approximately 2.9 million pounds of paper packaging, which we believe prevented approximately 23 million pounds of greenhouse gas from being emitted into the environment, conserved approximately 37 million gallons of water and saved approximately 29,000 trees from deforestation, as compared to manufacturing, packaging and distribution alternatives. In addition, we strive to produce clean products that exclude certain harmful ingredients. These efforts are well recognized in the industry. As of July 2021, OLAPLEX is one of only 21 haircare brands (out of 52 total haircare bands sold by Sephora) accredited with the “Clean at Sephora” designation, as of July 31, 2021, which is defined as products that are free from over 50 ingredients including sulfates, parabens, phthalates, mineral oil, and formaldehyde.

Scaled and Nimble Supply Chain

We have developed a flexible and resilient supply chain, designed to support long-term growth at scale. A core tenet of this strategy is leveraging strong partnerships with our co-manufacturers and distributors to create an expansive supply network with ample capacity without significant additional capital investment. Maintaining an asset-light business model has helped us to generate strong free cash flow.

Robust Financial Performance

The strength of our business model and ability to scale have created a compelling financial profile characterized by revenue growth and very strong profitability over the past two years that we believe is among the best in our industry. Our net sales increased from $148.2 million in 2019 to $282.3 million in 2020, representing a 90% increase. Our net income decreased from $60.9 million in 2019 to $39.3 million in 2020, representing a 36% decrease, primarily as a result of interest expense on debt incurred in January 2020 upon the Acquisition, and our adjusted net income increased from $100.5 million in 2019 to $131.1 million in 2020, representing a 30% increase. We have experienced robust adjusted EBITDA growth over the past year, increasing our adjusted EBITDA from $100.5 million in 2019 to $199.3 million in 2020, representing a 98% increase, and an increase in our adjusted EBITDA margins from 68% in 2019 to 71% in 2020. We have continued to see strong momentum in our business, with net sales increasing from $99.6 million for the six months ended June 30, 2020 to $270.2 million for the six months ended June 30, 2021, representing an increase of 171%, and net income increasing from net loss of $22.4 million for the six months ended June 30, 2020 to net income of $94.9 million for the six months ended June 30, 2021. Our adjusted EBITDA margins continue to be robust, remaining at 71% for the six months ended June 30, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information regarding our financial performance and non-GAAP measures, together with a reconciliation of non-GAAP measures to their most directly comparable GAAP measures.

Historical Net Sales and Adjusted EBITDA

(dollars in millions)

Net Sales	Adjusted EBITDA and Margin

Our Market Opportunity

Haircare Represents a Large, Growing Market

Haircare represents a large, addressable market and presents significant opportunities for growth. In 2020, the market was sized at $77 billion globally and is expected to grow at a compound annual rate of ~6% from 2020 to 2025.

Consumers are Increasingly Focused on Health and Wellness

In particular, we focus on hair health, a key driver of our consumers’ purchasing decisions. Our first area of focus was damaged hair, among the most important components of hair health, which we addressed through our proprietary bond building technology. We believe approximately 91% of U.S. women do something every day to damage their hair, such as coloring, chemical services, heat styling, washing and brushing, which we believe has driven strong demand for our bond-building products.

Several significant tailwinds support the long-term growth prospects of the haircare market. The way our consumers feel about their hair has a strong impact on how they perceive themselves; we believe that continued focus on personal appearance and wellness will drive increased spend in the category. We believe consumers are also becoming increasingly health-conscious, generating a high demand for clean, technology-backed beauty products that achieve results, and that the importance of hair health has driven increased willingness among our consumers to invest in premium-quality products. Our offerings, which are able to deliver results after the first use, position us well to meet this rising consumer demand. In addition, we have seen a shift in demand for haircare products to omni-channel retailing and online shopping, in particular. Our omni-channel strategy has positioned us well to connect with our consumers globally, however they choose to shop, and to grow our market share.

Innovative, Consumer-Connected Brands Are Taking Share

As consumers increasingly demand high-performance, innovative solutions for hair health, we believe that the haircare industry is ripe for disruption. Heritage beauty brands have lost market share to innovative, consumer-connected brands that are more agile and better equipped to meet evolving consumer needs. According to Euromonitor, the top three haircare companies globally (by retail sales) have lost over 430 basis points of market share since 2015. This dynamic has created a significant opportunity for OLAPLEX to gain market share. Increasing focus on hair health also provides significant runway for future growth as we extend our product offering to focus on providing other haircare solutions.

Whitespace in the Broader Beauty and Wellness Category

We also are well positioned to expand into the $633 billion beauty and personal care category by leveraging our differentiated technology platform, and we believe consumers would be interested in OLAPLEX product offerings in other beauty categories, such as skincare, a $140 billion global category. We intend to utilize our innovation expertise to enter adjacent categories and create clean, healthy solutions for the broader personal care needs of our consumers. Our rigorous product development process combines a deep knowledge of science with community-driven testing and feedback, as we work with professional hairstylists to develop and test new products before they launch. We are confident that our deep connection with our consumer community, which has driven significant engagement as we launch new haircare products, will allow us to expand into beauty and wellness categories in the future.

Our Strengths

Differentiated Brand Positioning Steeped in Science-Backed, Proven Products

OLAPLEX is built upon a vision of delivering scientific hair health solutions to both professional hairstylists and our consumers. We believe that demand for OLAPLEX products is driven by the visible results of our products, and that our ability to provide scientifically supported hair health solutions has engendered trust, loyalty, and advocacy among our consumers across channels. This has enabled OLAPLEX to become the #1 bond-building haircare brand in the professional channel, and a top ranked haircare brand within our specialty retail channel. Furthermore, we believe that over 70% of consumers consider OLAPLEX to be both a brand they trust and a brand that helps them take care of their hair. OLAPLEX also has a loyal customer base at BSG, a network of stores and direct sales consultants selling professional salon brands to professional hairstylists, with over 170,000 returning customers between 2020 and 2021 alone. We believe we have continued to rank as a top selling brand, including Company estimates that we are the #1 Haircare Brand and top 25 Beauty brand in all classes of beauty at Amazon in the United States and #1 Haircare brand on Look Fantastic in the U.K. as of July, 31 2021.

Beloved Brand with Passionate and Loyal Consumer Following

Our dedication to providing science-driven-solutions has created an engaged consumer base that we believe advocates authentically for the quality of our products. Our unique relationship with stylists and active involvement with them through digital forums, OLAPLEX Pro App and as brand ambassadors has driven community engagement that has fostered loyalty among the consumer community as well. We continue to build loyal relationships with elite hairstylists and brand ambassadors who educate our consumers, test our products, participate in our brand campaigns and introduce our products to their clientele. Our brand ambassadors also have leadership influence and reach throughout the hairstylist community which reinforces our brand positioning. We believe our products’ quality and ability to deliver visible results after first use, coupled with our solutions-based product system, has led to deep penetration within the purchasing habits of our consumers. We believe consumers who purchase at least one OLAPLEX product on average have purchased over 3.5 other products from our product suite in the last twelve months. We believe this broad cross-purchasing activity demonstrates that consumers are using our products as part of a broader haircare regimen.

Furthermore, our consumers have continued to engage with the OLAPLEX brand online. As of July 31, 2021, the OLAPLEX hashtag has been used over 12.1 million times across social media platforms by our community of professional hairstylists and consumers who create their own content about their haircare regimen. In the past year, we had exceptional engagement with our Instagram community of over 2 million followers as of July 31, 2021, which generated over 2.4 million likes and an average of approximately 13,000 story views a day. Our passionate consumer base is also demonstrated by our presence on TikTok where our videos have been viewed over one million times between April and July 2021, and, as of July 2021, videos using the OLAPLEX hashtag have been viewed over 317 million times since the hashtag first appeared on the platform.

Positioned in Compelling Sub-Verticals

We believe our focus on large, high-growth segments of the haircare industry separates us from our competitors. Our products address the most relevant categories within haircare: treatment, maintenance and protection. Maintenance is one of the largest haircare subcategories and consists of products such as shampoos and conditioners. Our shampoo and conditioner products are key areas of focus and have experienced growth of approximately 93% from 2019 to 2020 . We believe that treatment and protection are two areas that consumers are most concerned about, and therefore are categories that deliver strong loyalty where consumers are less likely to switch brands and products. We believe over 70% of consumers have experienced one of the following: hair loss, damage, coarseness, thinness, frizz, or dryness. We help consumers address many of these haircare concerns with our patented and proven Bond Building Hair Treatment, Hair Perfector and Bond Intense Moisture Mask.

Powerful Product Portfolio Supported by Proven Innovation Capabilities

Our innovation capabilities and unique approach to product development have allowed us to develop a portfolio of powerful, patent-protected and proven hair health solutions. In seeking to address the most important concerns in hair health, we incorporate feedback from our community of professional hairstylists and consumers into solution-oriented products that speak to our consumers’ needs. These consumer insights inform the efforts of our in-house research and development team, dedicated OLAPLEX laboratory, independent lab testing, and real-world salon testing, creating a virtuous feedback loop. Bis-amino is an example of science-enabled technology. This molecule is the formulating ingredient in all of our products and addresses a root cause of damage by repairing broken hair bonds.

We have a strong track-record of successful product launches. The launch of our No. 0 Intense Bond Building Treatment created exceptional social media engagement, which resulted in our product ranking as the #1 selling SKU at Sephora during the first weeks following its launch, according to Sephora’s internal reporting. Similarly, the launch of our No. 8 Bond Intense Moisture Mask was the biggest haircare launch in 2021, through July 2021, at Sephora based on sales. No. 8 has also performed well within our professional hairstylist community, resulting in it becoming the number one product at BSG in April 2021. In addition, No. 8 generated over $7 million in sales and sold over 400,000 units within the first three weeks of launching in March 2021 at our top U.S. accounts and represented the largest launch in our history by net sales. We are supporting our future innovation pipeline through the development of new technology that seeks to address other key components of hair health.

Synergistic Omni-channel Strategy and Market Leadership Across Channels

Our integrated channel strategy across the professional, specialty retail and DTC channels creates a powerful feedback loop that reinforces consumer spending across channels. Our digital capabilities support each of our channels and provide us with direct touchpoints with our consumers. We believe that our professional channel provides credibility as a trusted source of product recommendation to our consumers, thereby supporting our specialty retail and DTC channels by serving as an introduction to our brand. We believe that approximately 35% of our consumers purchase OLAPLEX products after being introduced to the product by their hairstylist. Once this introduction is made, our consumers often begin purchasing our products through our specialty retail and DTC channels. We offer our retail partners a curated portfolio of highly productive products with incremental benefits, which contrasts starkly with many brands’ broad assortments. Our specialty retail and DTC presence allows us to reach our consumers everywhere they shop, and drives revenue to professional hairstylists when clients seek professional-strength OLAPLEX treatments in the salon to complement at-home use. This cycle has driven significant cross-channel shopping opportunities and is supported by our digital initiatives: for example, we believe nearly 50% of our customers that purchase product on OLAPLEX.com have also purchased OLAPLEX products in retail locations and 40% have also purchased in a salon. This integrated channel approach has also driven strong growth across channels and geographies as we have expanded. Our recent expansion in the U.K. illustrates the success of our approach. In 2019, we improved our professional distribution network in the U.K, which expanded our salon presence. We then focused on developing our DTC and specialty retail channels in 2020. As a result, from 2019 to 2020, net sales in our professional channel grew 59% and in our specialty retail channel grew 75%, highlighting the additive relationship between our channels. Our ability to succeed across channels is a hallmark of our business model. For example, in 2020, OLAPLEX was the #1 haircare brand at Sephora based on sales and 5 of our products were the best selling in their respective categories at BSG. In addition, we believe that during July 2021 our No. 0 + No. 3 kit and No. 5 solutions were two of the top ten haircare products sold on Amazon. Our global brand resonance and community of stylists allows us to leverage this integrated channel strategy internationally as well, with strong footholds within professional communities supported by presence in key specialty retailers and recent expansion into DTC.

Experienced and Visionary Management Team and Board

Our strategic vision and culture are directed by our skilled management team, who collectively have decades of strategic and operating experience in the beauty and luxury fashion industries. Our leadership is further augmented by a board of directors with expertise in beauty, innovation, digital and operations. Our Board members have experience across world-class companies such as Chanel, Conde Nast, Stitch Fix, Instagram, Facebook, Lululemon and Sonos.

Robust Organic Growth and Margin Profile

The strength of our business model and ability to scale have created a compelling financial profile characterized by revenue growth and very strong profitability over the past two years that we believe is among the best in our industry. Our net sales increased from $148.2 million in 2019 to $282.3 million in 2020, representing a 90% increase. Our net income decreased from $60.9 million in 2019 to $39.3 million in 2020, representing a 36% decrease, and our adjusted net income increased from $100.5 million in 2019 to $131.1 million in 2020, representing a 30% increase. We have also experienced robust adjusted EBITDA growth over the past year, increasing our adjusted EBITDA from $100.5 million in 2019 to $199.3 million in 2020, representing a 98% increase, and an increase in our adjusted EBITDA margins from 68% in 2019 to 71% in 2020. We have continued to see strong momentum in our business, with net sales increasing from $99.6 million for the six months ended June 30, 2020 to $270.2 million for the six months ended June 30, 2021, representing an increase of 171%, and net income increasing from net loss of $22.4 million for the six months ended June 30, 2020 to net income of $94.9 million for the six months ended June 30, 2021. Our adjusted EBITDA margins continue to be robust, remaining at 71% for the six months ended June 30, 2021. We have a proven track record of strong financial performance as we continue to build out our global omni-channel platform. Our attractive financial profile gives us significant flexibility as we pursue new growth initiatives.

Our Growth Strategies

Grow Brand Awareness and Household Penetration

There is significant opportunity to continue to grow brand awareness and educate consumers about OLAPLEX and the benefits of our solution-based regimen. We believe that only 45% of prestige haircare consumers have aided awareness of OLAPLEX compared to a competitor peer median of 69%. At Sephora, a key retail account, approximately only 7% of shoppers purchased an OLAPLEX product in 2020 despite the fact that we believe we were the #1 haircare brand sold at Sephora in 2020. Additionally, we believe only 11% of overall beauty consumers surveyed at Sephora have aided awareness of the Olaplex brand. We further believe our powerful and highly-engaged digital community and network of brand advocates will allow us to reach new consumers rapidly. As of July 31, 2021, our powerful digital community includes more than 100 brand advocates, including licensed cosmetologists supporting our content creation, two professional-dedicated communities on social media consisting of over 230,000 hairstylists and several company-operated accounts including on Instagram, TikTok, Facebook and other social media platforms, where we have demonstrated robust followership and engagement. Our recent digital engagement efforts have been instrumental in attracting a younger consumer demographic to our brand. We believe that 56% of our consumers, as of April 2021, are between the ages of 18 and 34, compared to 39% in 2019. We plan to continue to grow our social media engagement by increasing our digital marketing spend and expanding our capabilities to interact with our consumers through OLAPLEX.com and other digital channels. We also plan to grow our brand awareness by continuing to deepen our relationships within the professional community. As our total product portfolio grows, we also expect our brand visibility to increase as more consumers are introduced to our brand through new product offerings. We believe these efforts to expand awareness and household penetration will enable the OLAPLEX brand to continue growing in the future.

Continue to Grow OLAPLEX Through Existing Points of Distribution

We plan to drive sustained growth in our core channels by increasing repeat purchase rates and brand awareness. As we have expanded, we have demonstrated our ability to drive continued growth in with existing customers, as evidenced by our products generating a compound annual growth rate of 134% in sell-through sales from 2018 to 2020 in Sephora, which we believe to be well in excess of our competitors. In addition, our core products represented four of the top ten selling products at Sephora during June 2021. Within the professional channel, we intend to expand our consumer base of professional hairstylists by growing our brand ambassador community and increasing adoption of our professional-only offerings. Similarly, within specialty retail, our low penetration levels among Sephora customers and relatively limited brand awareness provide us with strong growth opportunities in their existing locations and our products were curated by Sephora and Kohl’s as a prestige beauty brand that will be available as part of the upcoming Sephora at Kohl’s partnership that is expected to roll out to 200 Kohl’s locations in the Fall of 2021 and to at least 850 stores by 2023. Furthermore, within our DTC channel, we continue to see opportunities to enhance OLAPLEX.com, including our recently developed hair diagnostic platform to engage and educate our consumers. Since we began offering our online diagnostic platform in October 2020, consumers have taken the OLAPLEX hair diagnostic test and shared their haircare needs with us more than 1.3 million times.

Expand Distribution to New Geographies and Retailers

We plan to pursue large and meaningful opportunities across specialty retail, travel retail, specialty pharmacy, and international markets. We expect to grow our retail distribution by establishing commercial relationships with new customers, where we see many untapped opportunities.

Internationally, we intend to capitalize on growing brand awareness to deepen our reach in existing markets throughout Europe and Asia. In Europe, we particularly see an opportunity to attract more consumers by partnering with specialty pharmacies to expand our points of distribution. In Asia, key areas of focus include accelerating our partnership with Tmall Global in China and broadening our existing distribution channels in Japan. Furthermore, we also plan to focus on growth opportunities in new markets in Latin America where we have a smaller presence compared to other geographies.

Expand our Product Offerings by Utilizing Innovation Capabilities

We plan to continue to leverage our product-solution brand mindset, consumer relevance and brand strategy to expand into new categories. Our dedicated R&D department’s unique approach to innovation supplies us with a meaningful pipeline of haircare opportunities that we believe resonate with the concerns faced by in-house OLAPLEX hairstylists and our consumers. We internally develop our products in our lab and in partnership with national co-manufacturers, universities, and biotech companies to be on the cutting edge of haircare technology. Our large and expanding community of professional hairstylists helps us selectively test our products in real world scenarios, which enables us to gain rapid consumer insights and product feedback. We see opportunities to extend our product technology to new areas of hair health and treatment, such as scalp care, as well as other haircare categories in which we have yet to participate. We are also developing other potentially patentable technologies to support extension into non-haircare beauty and wellness categories that provide us with long-term growth opportunities. For example, we believe that approximately 82% of consumers familiar with OLAPLEX would like to see an OLAPLEX skin care line, and 51% of these consumers would switch out their current skin care for an OLAPLEX product. We plan to continue to leverage our powerful research and development strategy to create new products and provide technology-based beauty solutions for our consumers.

Leverage OLAPLEX.com to Strengthen our Direct-To-Consumer Channel

We plan to continue to invest in our digital marketing capabilities and online platform to increase our DTC presence and attract more consumers to our brand. We expect to grow our DTC channel by creating new tools and programs available on our website that interact with our consumers and help them use our products. Specifically, we believe we have an opportunity to gain greater insights from our consumers and enhance connectivity by offering customized feedback for each of their haircare needs. We recently launched an online hair diagnostic tool on OLAPLEX.com that enables us to better engage with our consumers and listen to the most important haircare concerns they face. We envision expanding our omni-channel platform to offer multiple hair health solutions to our consumers based on the feedback they provide us. Our DTC capabilities and omni-channel platform are critical to achieving future revenue growth and further developing and nurturing the strong connection we have with our consumers. Key areas of focus in our DTC channel strategy include creating new revenue opportunities, increasing the cross-product purchasing patterns of our online consumers and highlighting our DTC channel when expanding in new international geographies.

BOND EXPERTS: POWER TOGETHER OLAPLEX Our Hair stylist community is our most powerful advocate. Their support of us registers a 71% NPS. Their artistry, emotional intelligence and their sense of community inspires OLAPLEX to stand by them as they stand with us.

BOND LOVERS:BETTER TOGETHER OLAPLEX Our Consumers connect and engage with us on our social platforms while converting with us on channels from salons, retail and on-line. Because of them we are the No. 1 IG Prestige Haircare brand, the No. 1 EMV Haircare brand and the No. 1 Prestige Haircare brand1, making us the "hottest product in the hottest category" (WWD). 1 Tribe Dynamics.

BOND BUILDERS: STRONGER TOGETHER OLAPLEX Our Team puts OLAPLEX before themselves. And this is captured in our enviable per headcount productivity of $4mm.1 We are diverse like our customers, inclusive as a community and we apply our reach and influence to increase equity. We are indeed Stronger Together.

Our Synergistic Omni-Channel Sales Platform

Our products are sold through our global omni-channel platform in more than 100 countries across the world. In 2020, approximately 53% of our net sales were generated in the United States and approximately 47% of our net sales were international. We sell our products through distributors, retailers, and directly to consumers.

Professional Channel Rooted in our Hairstylist Community

In our professional channel, our products are sold primarily through wholesale beauty supply distributors who sell to professional beauty industry outlets, such as salons and licensed cosmetologists, for use in the salon or for hairstylists to sell to consumers for use at home. In 2020, we sold our products through over 100 professional distributors. Our international distributors are generally only permitted to sell our products to professional beauty industry outlets in specific territories, with some having the exclusive right to sell our products in the territory. Our agreements with professional beauty distributors also typically contain minimum purchase and sell-through requirements and prohibit the distributor from selling products deemed competitive with ours.

Specialty Retail Channel Focused on Reaching Consumers

Our specialty retail customers include specialty retailers, as well as luxury department stores with online and/or brick and mortar presences. In 2020, we sold our products through approximately 30 retailers in more than 61 countries throughout the world. Our biggest global retail partner is Sephora, where we are in more than 1,800 doors globally as well as through Sephora’s own e-commerce sites.

Direct-to-Consumer Channel Leveraging our Digital Capabilities

We sell our products directly to consumers through our branded website, olaplex.com, and to industry leading pure play beauty and wellness partners. We have dedicated resources to implement creative, coordinated, brand-building strategies across our online activities to increase our direct access to consumer insights, engagement and conversion, which further enhances our innovation and branding performance.

Marketing and Engagement with Our Customer and Consumer Community

Our strategy to market and showcase our products begins with our omni-channel platform across the professional, specialty retail and DTC channels.

In our professional channel, we market our products using educational seminars on our products’ application methods and consumer benefits. We have a dedicated portal on our website for professional customers to purchase and learn more about our products and have developed a mobile app for our professional community that serves as a resource on our brand and products and offers us the opportunity to more directly engage with hairstylists about our products. In addition, we use professional trade advertising, social media and other digital marketing to communicate to professionals and consumers the quality and performance characteristics of our products. We believe that our presence in professional salons benefits the marketing and sale of our products sold through our specialty retail and DTC channels as it introduces consumers to our products who may start shopping through our other channels in addition to shopping at the salon.

In our specialty retail channel, we support our authorized retailers to drive in-store and e-commerce sales of our products, and work with them to ensure the optimal presentation of our products in their stores or on their e-commerce sites. Advertising activities, in-store displays, and online navigation are designed to attract new consumers, build demand and loyalty and introduce existing consumers to other product offerings. Our marketing efforts also benefit from cooperative advertising programs with some retailers. We typically do not use promotional activities in our marketing efforts but may occasionally offer limited-time product kits to help introduce our products to consumers.

Our digital first approach to performance marketing is designed to offer best-in-class customer experience on Olaplex.com, from load times, navigation to a more intuitive check-out experience. All of which is designed to increase brand awareness, site traffic and conversion.

We continue to increase our brand awareness and sales through our strategic emphasis on performance marketing and by leveraging technology. We see opportunities to further enhance our online presence and consumer engagement through our digital properties, especially as the COVID-19 pandemic has had a significant impact on consumer behaviors and has accelerated the trend for a digital-first consumer journey and e-commerce, and we continue to elevate our digital presence encompassing e-commerce and m-commerce, as well as digital, social media and influencer marketing and engagement. We have top celebrity hairstylists and colorists from around the world as Olaplex brand ambassadors. These brand ambassadors help market our brand through educational events, social media and other publicity. We also are investing in new analytical capabilities to promote a more predictive and personalized experience across our sales channels. For example, we developed an online hair diagnostic quiz that allows consumers to discover our products to predict and personalize their hair health needs. We continue to innovate to better meet consumer shopping preferences, support e-commerce and m-commerce via digital and social marketing activities designed to build brand equity and consumer connection, engagement and conversion.

Our Innovative Products

Fueled by our focus on providing solutions to improve our consumers’ hair health, we have created a holistic product line employing our unique bond building technology that repairs and relinks disulfide bonds in human hair that are destroyed via chemical, thermal, mechanical, environmental and aging processes, as well as hair that is compromised by environmental and the aging process. Our proprietary, patent-protected ingredient, Bis-amino, serves as the common thread across our products and is a key differentiator in our ability to create trusted and high-performing products. Underpinning our product range is a portfolio of more than 100 patents, which protect our proprietary technology and, we believe, create both barriers to entry and a foundation for entry into adjacent categories over time.

Our current product portfolio comprises nine unique, complementary products specifically developed to provide a holistic regimen for hair health. The quality of our products drives consumer enthusiasm, strong repurchase trends and basket building behavior. Because our products augment each other, our consumers often utilize multiple products within our offering that work together to lead to consistently healthy hair—we believe this additive phenomenon drives exceptional consumer loyalty.

Our current product suite is championed by two professional use-only products: OLAPLEX Bond Multiplier (No. 1), and OLAPLEX Bond Perfector (No. 2). These two products often serve as an introduction to our brand, and a gateway to seven additional products that can be used at home, including a bond building treatment (No. 0), Hair Perfector (No. 3), shampoo and conditioner (No. 4 / 5), Bond Smoother (No. 6), Bonding Oil (No. 7) and Bonding Moisture Mask (No.8). Each product is created with our consumer in mind and with high-quality ingredients backed by scientifically proven formulas and independent validated claims. We also offer combination kits comprising related products to drive new customer acquisitions and trial.

Customers

Our customers in the professional channel include SalonCentric, Beauty Systems Group, New Flag, Sally U.K., and Aston and Fincher. Our specialty retail customers include specialized retailers such as Sephora, Douglas and Space NK, and our DTC customers include e-commerce retailers such as Amazon, ASOS, Cult Beauty and The Hut Group.

In 2020, Sephora, SalonCentric and Beauty Systems Group each accounted for greater than 10% of our net sales. While we have over 170 customers across our omni-channel sales platform, we expect Sephora, SalonCentric, Beauty Systems Group and a small number of other customers will continue to account for a large portion of our net sales.

Supply Chain and Global Distribution Network

Our finished products are manufactured in the United States and Europe by three manufacturers, two in the United States with multiple facilities and one in Europe. Cosway Company Inc. manufactures products that accounted for more than 70% of our net sales in 2020 and we continue to rely upon Cosway to manufacture a majority of our current product offerings. Our agreement with Cosway expires on January 1, 2023 and automatically renews for subsequent periods of two years each, unless terminated by either party upon 180 days’ notice. Either party also may terminate the agreement upon the event of breach, default, or bankruptcy. Upon termination of our relationship, Cosway will return or destroy all confidential information and provide us with all formulas that were developed exclusively for us under the agreement along with any related manufacturing know-how. We utilize third parties with key operational facilities located inside and outside the United States to warehouse and distribute our products for sale throughout the world. We believe that our manufacturing and distribution network is sufficient to meet current and reasonably anticipated increased requirements. In addition, we have disaster recovery programs in place under some of our agreements with suppliers that allow for shifting of manufacturing capacity if necessary to account for disruptions due to natural disasters and other events outside of our or their control. We continue to implement improvements in capacity, technology, and productivity and to align our manufacturing and distribution capabilities with anticipated regional sales demand and expansion of our customer base in targeted geographies.

Our products rely on a single or limited number of suppliers. For example, a principal raw material for our products is Bis-amino, which is manufactured using our patented process by a contract manufacturing organization in the United States. Other raw materials used in our products include specialty chemicals and essential oils. Despite our use of a limited number of suppliers, we believe our suppliers have adequate resources and facilities to overcome most unforeseen interruptions of supply, and we are often able to leverage our relationships with suppliers to obtain raw materials directly while bypassing intermediaries. In the past, we have been able to obtain an adequate supply of essential raw materials and currently believe we have adequate sources of supply for virtually all components of our products, including by maintaining a supply of Bis-amino.

Seasonality

Our results of operations typically are slightly higher in the second half of the fiscal year due to increased levels of purchasing by consumers for special and holiday events and by retailers for the holiday selling seasons. However, fluctuations in net sales in any fiscal quarter may be attributable to the level and scope of new product introductions or the particular retail calendars followed by our customers that are retailers, which may impact their order placement and receipt of goods.

Competition

Competition in the haircare industry is based on a variety of factors, including innovation, effectiveness of beneficial attributes, accessible pricing, service to the consumer, promotional activities, advertising, special events, new product introductions, e-commerce initiatives and other activities. Our competitors include Henkel AG & Co. KGaA, Kao Corporation, L’Oreal S.A. and Unilever. We also face competition from a number of independent brands. Certain of our competitors also have ownership interests in retailers that are customers of ours.

The continued strength of our brand and products is based on our ability to compete with other companies in our industry. We compete primarily by:

•	developing quality products with innovative performance features;

•	educating consumers, retail customers and salon professionals about the benefits of our products;

•	anticipating and responding to changing consumer, retail customer and salon professional demands in a timely manner, including the timing of new product introductions and line extensions;

•	offering products at compelling and accessible price points across channels and geographies;

•	maintaining favorable brand recognition;

•	developing and sustaining our relationships with our key customers;

•	ensuring product availability through effective planning and replenishment collaboration with our customers;

•

leveraging e-commerce, social media and the influence of our brand ambassadors and developing an effective omni-channel strategy to optimize the opportunity for consumers to interact with and purchase our products both on-line and in brick and mortar outlets;

•	attracting and retaining key personnel;

•	maintaining and protecting our intellectual property;

•	maintaining an effective manufacturing and distributor network; and

•	obtaining and retaining sufficient retail display and floor space, optimal in-store positioning and effective presentation of our products on retailer’s shelves.

We believe we have a well-recognized and strong reputation in our core markets and that the quality and performance of our products, our emphasis on innovation, and engagement with our professional and consumer community position us to compete effectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright, trade secret, and other intellectual property laws, nondisclosure and assignment of inventions agreements and other measures to protect our intellectual property.

As of June 30, 2021, we owned over 275 trademark registrations and applications globally. Our flagship trademark is OLAPLEX. We seek to register our OLAPLEX mark in all jurisdictions where we do business. In addition, as of June 30, 2021, we owned over 100 issued patents worldwide, including 13 U.S. patents, and over 55 pending patent applications worldwide.

Our patent portfolio includes a family of patents that includes approximately 80 granted patents with claims that cover Olaplex’s commercial formulations Nos. 0-8, as well as their uses, and patents with claims that cover other haircare and skincare products and/or their uses. The patents issued in this family have been granted in the United States, Australia, throughout Europe, Brazil, Canada, Israel, New Zealand, and Japan. The patents in this family are generally expected to expire in 2034. Any additional patents that grant from pending applications in this patent family would also be expected to expire in 2034.

Our patent portfolio also includes a patent family of patents with claims to defend against the use of competitors’ products that do not contain our Bis-amino ingredient. This patent family includes approximately 40 patents that have been granted in the United States, throughout Europe, Brazil, Canada, Israel, and Japan. The patents in this family are generally expected to expire in 2035. Any additional patents that grant from pending applications in this patent family would also be expected to expire in 2035.

For more information, see “Risk Factors— Risks Related to Intellectual Property Matters.”

Information Technology

Information technology supports all aspects of our business, including operations, marketing, sales, order processing, production and distribution networks, customer and consumer experiences finance, business intelligence, and product development. We continue to maintain and enhance our information technology systems and customer experiences in alignment with our long-term strategy. An increasing portion of our global information technology infrastructure is cloud-based and in partnership with industry-leading service providers. This approach allows for a more scalable platform to support current and future requirements and improves our agility and flexibility to respond to the demands of the business by leveraging advanced and leading edge technologies.

We recognize that technology presents opportunities for competitive advantage, and we continue to invest in new capabilities across various aspects of our business. During 2020, we improved our business-to-business and business-to-consumer integration, cybersecurity and technology infrastructure, supply chain integration, business resilience capabilities and analytics. In addition, we redesigned our e-commerce experience, developed new marketing capabilities to drive deeper consumer insight and engagement and created an app for our professional hairstylist and consumer community.

We have developed a cybersecurity profile to align with industry standard cybersecurity frameworks. We review our cybersecurity profile on an ongoing basis, and our policies and procedures establish processes for risk assessment, risk management, risk oversight, end user training, third-party reviews and general cybersecurity. We have assessed, and will continue to assess, the adequacy of our policies, procedures, and internal controls for ensuring we meet defined cyber security standards.

Properties

We do not own any real property or have a physical headquarters. We lease one facility in New York that we use for research and development. This lease expires in 2024. Our employees work remotely, from home or at shared co-working office spaces. We believe these arrangements support our current needs.

Employees and Human Capital Resources

Employees

As of June 30, 2021, Olaplex employed 82 employees, 80 of which are based in the United States and two of which are based in the U.K. We also leverage contractors to supplement work in areas that are quickly growing such as technology, operations and accounting. We do not have any employees governed by a union. We utilize a PEO to administer our human resources, payroll and employee benefits functions for our U.S. employees, who are co-employed by the PEO.

Since the Acquisition in January 2020, we have hired 53 employees, focusing primarily on building key capabilities at the executive level, organizational capabilities such as human resources, information technology, legal, finance and accounting, sales and marketing.

Culture

We believe our commitment to our heritage in the haircare space and encouragement of our employees to bring their whole self to work has created a culture that is paramount to our success. We embrace our employees’ families as our own, one another as friends and celebrate life events as if we were together. We are passionate about what we do, how our products impact lives and what our brand means to our community.

Diversity, Equity, and Inclusion

DEI remains a key differentiator in both our consumer strategy and internal culture. We remain committed to supporting and standing up for our community with our talent, content, message and product offering. As of June 30, 2021, 77% of our employees identify as female and 41% identify as a race other than Caucasian. We know through experience that different ideas, perspectives and backgrounds create a stronger and more creative work environment that can deliver better results.

In January 2021, we established DEI Champions who reinforce our collective commitment to foster a diverse, equitable and inclusive culture. Their roles are to identify opportunities to further engage our teammates through training and education, encouraging candidate conversations and leading by example. The team is led by five individual volunteers across different departments and have a strong representation of race and sexual orientation.

Compensation and Benefits

The core objective of our compensation program is to provide a package that will attract, motivate and reward exceptional employees. Through our “Healthy Hair ~ Healthy Body ~ Healthy Mind” wellness strategy, we are committed to providing comprehensive benefit options that will allow our employees and their families to live healthier and more secure lives. We leverage both formal and informal programs to identify, foster and retain top talent.

Government Regulation

Our cosmetic products are subject to regulation by the FDA and the FTC in the U.S., as well as various other local and foreign regulatory authorities, including those in the European Union (“E.U.”), and other countries in which we operate. These laws and regulations principally relate to the ingredients, proper labeling, advertising, packaging, marketing, manufacture, safety, shipment and disposal of our products.

The Federal Food, Drug and Cosmetic Act (“FDCA”), defines cosmetics as articles or components of articles intended for application to the human body to cleanse, beautify, promote attractiveness, or alter the appearance, with the exception of soap. The labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA regulations. Cosmetics are not subject to pre-market approval by the FDA; however, certain ingredients, such as color additives, must be pre-approved for the specific intended use of the product and are subject to certain restrictions on their use. If a company has not adequately substantiated the safety of its products or ingredients by, for example, performing appropriate toxicological tests or relying on already available toxicological test data, then a specific warning label is required. The FDA may, by regulation, require other warning statements on certain cosmetic products for specified hazards associated with such products. FDA regulations also prohibit or otherwise restrict the use of certain types of ingredients in cosmetic products.

In addition, the FDA requires that cosmetic labeling and claims be truthful and not misleading. Moreover, cosmetics may not be marketed or labeled for their use in treating, preventing, mitigating, or curing disease or other conditions or in affecting the structure or function of the body, as such claims would render the products to be a drug and subject to regulation as a drug. The FDA has issued warning letters to cosmetic companies alleging improper drug claims regarding their cosmetic products, including, for example, product claims regarding hair growth or preventing hair loss. In addition to FDA requirements, the FTC as well as state consumer protection laws and regulations can subject a cosmetics company to a range of requirements and theories of liability, including similar standards regarding false and misleading product claims, under which FTC or state enforcement or class-action lawsuits may be brought.

In the United States, the FDA has not promulgated regulations establishing GMPs for cosmetics. However, FDA’s draft guidance on cosmetic GMPs, most recently updated in June 2013, provides recommendations related to process documentation, recordkeeping, building and facility design, equipment maintenance and personnel, and compliance with these recommendations can reduce the risk that FDA finds such products have been rendered adulterated or misbranded in violation of applicable law. FDA also recommends that manufacturers maintain product complaint and recall files and voluntarily report adverse events to the agency. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products are not manufactured under unsanitary conditions, or labeled in a false or misleading manner. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies unsanitary conditions, false or misleading labeling, or any other violation of FDA regulation, FDA may request or a manufacturer may independently decide to conduct a recall or market withdrawal of product or to make changes to its manufacturing processes or product formulations or labels.

The FTC also regulates and can bring enforcement action against cosmetic companies for deceptive advertising and lack of adequate scientific substantiation for claims. The FTC requires that companies have a reasonable basis to support marketing claims. What constitutes a reasonable basis can vary depending on the strength or type of claim made, or the market in which the claim is made, but objective evidence substantiating the claim is generally required.

The FTC also has specialized requirements for certain types of claims. For example, the FTC’s “Green Guides” regulate how “free-of,” “non-toxic” and similar claims must be framed and substantiated. In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC’s Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser, based on “bona fide” use of the product, and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. Additionally, companies marketing a product must disclose any material connection between an endorser and the company that consumers would not expect that would affect how consumers evaluate the endorsement. If an advertisement features endorsements from people who achieved exceptional, or even above average, results from using a product, the advertiser must have proof that the endorser’s experience can generally be achieved using the product as described; otherwise, an advertiser must clearly communicate the generally expected results of a product and have a reasonable basis for such representations.

Although the Green Guides and Endorsement Guides do not operate directly with the force of law, they provide guidance about what the FTC generally believes the Federal Trade Commission Act, or FTC Act, requires in the context using of “green” claims and endorsements and testimonials in advertising. Any practices inconsistent with the Green Guides and Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices.

In the E.U., the sale of cosmetic products is regulated under the E.U. Cosmetics Regulation (EC) No 1223/2009 setting out the general regulatory framework for finished cosmetic products placed on the E.U. market. The overarching requirement is that a cosmetic product made available on the E.U. market must be safe for human health when used under normal or reasonably foreseeable conditions of use, taking account, in particular, of the following: (a) presentation including conformity with Directive 87/357/EEC regarding health and safety of consumers; (b) labelling; (c) instructions for use and disposal; (d) any other indication or information provided by the responsible person.

Generally, there is no requirement for pre-market approval of cosmetic products in the E.U. However, centralized notification of all cosmetic products placed on the E.U. market is required. Manufacturers are required to notify their products via the E.U. cosmetic products notification portal (“CPNP”). Manufacturers are responsible for safety of their marketed finished cosmetic products, and must ensure that they undergo an appropriate scientific safety assessment before cosmetic products are sold. A special database with information on cosmetic substances and ingredients, known as CosIng, enables easy access to data on cosmetic ingredients, including legal requirements and restrictions. We rely on expert consultants, Obelis, for our E.U. product registrations and review of our labelling for compliance with E.U. regulation.

The E.U. Cosmetics Regulation requires the manufacture of cosmetic products to comply with GMPs, which is presumed where the manufacture is in accordance with the relevant harmonized standards. In addition, in the labelling, making available on the market and advertising of cosmetic products, text, names, trademarks, pictures and figurative or other signs must not be used to imply that these products have characteristics or functions they do not have; any product claims in labelling must be capable of being substantiated.

The U.K. has left the E.U. and will no longer be required to comply with E.U. law. However, the European Union (Withdrawal) Act provides that EU-derived domestic legislation, as it had effect in domestic law immediately before exit day, continues to have effect in domestic law on and after exit day. The E.U. Cosmetics Regulation continues to be applicable to Great Britain (England, Scotland and Wales). Northern Ireland will continue to be subject to E.U. law under the Northern Ireland Protocol annexed to the E.U.-U.K. Withdrawal Agreement.

We are also subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. We are subject to federal, state, local and international laws regarding privacy and protection of people’s data. U.S. federal, state and foreign laws and regulations are evolving and can be subject to significant change. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. In the E.U., the GDP, is a E.U. law instrument seeking to strengthen individuals’ fundamental rights and facilitate business by clarifying rules for companies and public bodies by setting a high standard for personal data protection throughout the E.U., imposing a strict data protection compliance regime and providing for stricter punitive enforcement regime. The GDPR applies to the processing and transfer of personal data. The term ‘processing’ is broadly defined to include collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction. From 1 January 2021, the GDPR has been retained in U.K. national law by virtue of the U.K. GDPR and U.K. DPA. Additionally, a recent decision from the CJEU and related regulatory guidance may impact our ability to transfer personal data from the EEA or U.K. to the United States and other jurisdictions. The CCPA requires many companies that process information about California residents, including us, to make disclosures to consumers about their data collection, use and sharing practices, and, in some instances, allows California residents to request access to or the erasure of their personal information as well as to opt out of the sale of such information to third parties. It also creates a private right of action and statutory damages where the failure to adopt certain security measures results in a data breach compromising specific data elements related to California residents. In addition, in November 2020, California voters approved the CPRA, the most material provisions of which go into operation on January 1, 2023. The CPRA would, among other things, give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the law. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning privacy and data protection, which could affect us. Some observers have noted that the CCPA, CPRA and the newly passed VCDPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, as well as negative publicity and a potential loss of business.

Environmental Matters

Compliance with environmental laws and regulations impacting our global operations has not had, and currently is not anticipated to have, a material adverse effect on our financial position, capital expenditures or competitive position.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings incidental to our business, including, litigation related to intellectual property, regulatory matters, contract, advertising and other consumer claims. We are not currently a party to any litigation or legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, results of operations, financial condition or cash flows. However, management’s assessment of our current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against us not presently known to us or determinations by judges, juries or other finders of fact that are not in accord with management’s evaluation of the possible liability or outcome of such litigation or proceedings. Reasonably possible losses in addition to the amounts accrued for such litigation and legal proceedings are not material to our consolidated financial statements. In addition, we believe that protecting our intellectual property is essential to our business and we have in the past, and may in the future, become involved in proceedings to enforce our rights. Regardless of outcome, litigation can have an adverse impact on our reputation, financial condition and business, including by utilizing our resources and potentially diverting the attention of our management from the operation of our business.

MANAGEMENT

Executive Officers and Directors

Below is a list of the names, ages as of June 30, 2021, and positions, and a brief account of the business experience, of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers
JuE Wong	58	President, Chief Executive Officer and Director
Tiffany Walden	34	Chief Operating Officer, Chief Legal Officer, and Secretary and Director
Eric Tiziani	44	Chief Financial Officer
Non-Employee Directors
Christine Dagousset	56	Chair of the Board of Directors
Tricia Glynn	41	Lead Director
Deirdre Findlay	47	Director
Janet Gurwitch	68	Director
Martha Morfitt	64	Director
David Mussafer	58	Director
Emily White	42	Director
Michael White	33	Director
Paula Zusi	60	Director

Executive Officers

JuE Wong has been a member of the board of managers of Penelope Group GP (the “Board of Managers of Penelope Group GP”)—the general partner of Penelope Group Holdings—since February 2020, has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021, has served as our Chief Executive Officer since January 8, 2020 and has served as President and Chief Executive Officer of Olaplex Holdings, Inc. since August 2021. Ms. Wong has extensive experience in scaling business and financial performance for all classes of business from emerging businesses, middle market growth organizations and established/ legacy companies. She has strategic and operating expertise in digital and technology-driven platforms of growth. Prior to joining Olaplex, Ms. Wong served as the Global Chief Executive Officer of Moroccanoil Inc. from 2017 to 2019, the President of Elizabeth Arden from 2015 to 2017, and the Chief Executive Officer of StriVectin from 2012 to 2015. Ms. Wong currently serves as a director for Cosmetics Executive Women and Committee of 200 (C200). Ms. Wong earned a B.A. (Honors) in Political Science from the Australian National University.

Tiffany Walden has been a member of the Board of Managers of Penelope Group GP since January 2020, has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021 and currently serves as our Chief Operating Officer, Chief Legal Officer and Secretary. Ms. Walden has deep knowledge of Olaplex, having joined the company in 2016 as our General Counsel, a position she held until 2018, and has since held a variety of roles, including Chief Administrative Officer from 2018 to 2019, Chief Legal Officer from 2018 to present, Chief Operating Officer from 2020 to present and has served as Chief Operating Officer, Chief Legal Officer and Secretary of Olaplex Holdings, Inc. since August 2021. Ms. Walden is an integral part of the management team. Prior to her role at Olaplex, Ms. Walden served as Director of Intellectual Property and Senior Counsel at Tory Burch from 2011 to 2016, where she oversaw all intellectual property and brand protection matters for the company. Ms. Walden holds a J.D. from William & Mary School of Law and a B.A. in Individualized Study with a concentration in Journalism & Business from New York University.

Eric Tiziani has been our Chief Financial Officer since June 2021 and has served as Chief Financial Officer of Olaplex Holdings, Inc. since August 2021. Prior to joining Olaplex, Mr. Tiziani served as a finance leader for over 21 years at Unilever, a global consumer products company, where he held 11 roles in four countries. Mr. Tiziani has extensive expertise in finance leadership roles, M&A and the beauty industry. Mr. Tiziani served as Chief Financial Officer of Unilever North America from 2018 to 2021, Vice President Finance Unilever Global Beauty & Personal Care and Global R&D in London from 2016 to 2018, Vice President Finance Global Mergers & Acquisitions in London from 2013 to 2016 and Vice President Finance Unilever Canada in Toronto from 2010 to 2013. Mr. Tiziani earned an M.B.A. from Columbia University and a B.A. in Economics from Colgate University.

Non-Employee Directors

Christine Dagousset has been a member of the Board of Managers of Penelope Group GP since May 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. Ms. Dagousset has worked at Chanel since 1998, holding various roles including Senior Vice President from 1998 to 2005, Executive Vice President from 2005 to 2014, Global President of Fragrance and Beauty from 2015 to 2018 and, most recently, Global Long Term Development Officer. Ms. Dagousset’s current directorships include Capsum, Developer of Cosmetic Innovation Technologies, 2016 to present and Detox Market, a Clean Beauty Marketplace, 2018 to present. Ms. Dagousset earned a Marketing Degree from Institut Supérieur de Gestion ISG. We believe Ms. Dagousset is qualified to serve on our Board of Directors because her extensive experience in the beauty industry enables her to provide valuable and current insights to the Board of Directors.

Tricia Glynn has been a member of the Board of Managers of Penelope Group GP since January 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. In addition, Ms. Glynn is a member of our compensation committee. Ms. Glynn has worked at Advent International Corporation since 2016 as a managing director, focusing on buyouts and growth equity investments in the retail, consumer and leisure sector. Advent International Corporation is affiliated with the Advent Funds that acquired the Olaplex business in January 2020. Prior to Advent, Ms. Glynn spent 15 years investing across both Bain Capital Private Equity and the Private Equity Group of Goldman, Sachs & Co. She has closed transactions across the retail, healthcare, business services, real estate and media sectors, both domestically and internationally. From 2012 to 2018, Ms. Glynn served on the board of Burlington Stores Inc. and from 2017 until June 2021, Ms. Glynn served on the board of lululemon athletica inc. Her current directorships include First Watch Restaurants Inc. and SavageXFenty. Ms. Glynn earned a B.A. in Biochemical Sciences cum laude from Harvard College and an M.B.A., with high distinction, as a Baker Scholar from Harvard Business School. We believe Ms. Glynn is qualified to serve on our Board of Directors because her experience advising and investing in retail and consumer companies enables her to provide valuable and current insights to our Board of Directors.

Deirdre Findlay has been a member of the Board of Managers of Penelope Group GP since September 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. Ms. Findlay is currently the Chief Marketing Officer of Condé Nast, a global media company, a position she has held since January 2020. She was the Chief Marketing Officer of Stitch Fix, a personal style service company, from May 2018 to January 2020. Prior to Stitch Fix, she served as Senior Director of Global Hardware Marketing with Google, a global internet services and products company, from May 2013 to May 2018, Senior Director of Consumer Marketing at eBay, a global ecommerce company, from July 2011 to April 2013, and as Senior Vice President of Digitas, a marketing agency, from July 2000 to June 2011. Ms. Findlay currently serves as a director for Sonos. Ms. Findlay holds a B.A. in Economics from Williams College and an M.B.A. from The Tuck School of Business at Dartmouth College. We believe Ms. Findlay is qualified to serve on our Board of Directors because of her extensive experience in digital marketing and consumer insights leadership.

Janet Gurwitch has been a member of the Board of Managers of Penelope Group GP since May 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. Ms. Gurwitch has worked with Advent International Corporation since April 2020 as an operating partner focusing on the beauty and wellness sector. Advent International Corporation is affiliated with the Advent Funds that acquired the Olaplex business in January 2020. Prior to Advent, Ms. Gurwitch served as an operating partner for Castanea

Partners, a Boston-based private equity firm, from 2009 to 2019. In addition, Ms. Gurwitch founded Laura Mercier Cosmetics & Skincare in 1995, where she served as Chief Executive Officer from 1995 to 2008. Prior to founding Laura Mercier, Ms. Gurwitch served as the Executive Vice President of Neiman Marucs from 1992 to 1995. Ms. Gurwitch currently serves on the board of directors of Drybar and the Houston Astros baseball team. She formerly served on the of Tatcha from 2017 to 2019, First Aid Beauty from 2015 to 2018, Dollar Shave Club from 2013 to 2016, and Urban Decay Cosmetics from 2009 to 2012. Ms. Gurwitch earned a B.A. in Retail from the University of Alabama. We believe Ms. Gurwitch is qualified to serve on our Board of Directors because of her expertise in the beauty consumer industry and her experience founding, advising and investing in beauty and retail companies.

Martha (Marti) Morfitt has been a member of the Board of Managers of Penelope Group GP since April 2021 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. In addition, she is a member of our audit committee. Ms. Morfitt is a principal of River Rock Partners, Inc., a business and cultural transformation consulting firm, where she has served since 2008. Previously, Ms. Morfitt served as the Chief Executive Officer of Airborne, Inc. from 2009 to 2012. Ms. Morfitt also held various positions at CNS, Inc., including President and Chief Executive Officer from 2001 to 2007 and Chief Operating Officer from 1998 to 2001. Prior to that, Ms. Morfitt worked for The Pillsbury Company in a succession of marketing and leadership roles beginning in 1982. Ms. Morfitt currently serves on the board of directors of Graco, Inc. and Lululemon Athletica, Inc. She previously served on the Board of Mercer International, Inc. from 2017 to 2020 and Life Time Fitness, Inc. from 2008 to 2015. She earned her H.B.A.in Marketing & Strategy from the Richard Ivey School of Business at the University of Western Ontario, and an M.B.A. from the Schulich School of Business at York University. We believe Ms. Morfitt is qualified to serve on our Board of Directors because of her exceptional knowledge of business and strategy and her vast management experience.

David Mussafer has been a member of the Board of Managers of Penelope Group GP since January 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. In addition, Mr. Mussafer is a member of our compensation committee. Mr. Mussafer is Chairman and Managing Partner of Advent International Corporation, which he joined in 1990. Advent International Corporation is affiliated with the Advent Funds that acquired the Olaplex business in January 2020. Prior to Advent, Mr. Mussafer worked at Chemical Bank from 1985 to 1988. Mr. Mussafer has led or co-led more than 30 buyout investments at Advent across a range of industries. Mr. Mussafer’s current directorships include Aimbridge Hospitality, First Watch Restaurant Group, Inc., lululemon athletica inc. and Thrasio. Mr. Mussafer holds a B.S.M., cum laude, from Tulane University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Mussafer is qualified to serve on our Board of Directors because his extensive experience enables him to provide valuable insights regarding board processes and operations as well as the relationship between our Board of Directors and shareholders.

Emily White has been a member of the Board of Managers of Penelope Group GP since January 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. She has served as President of Anthos Capital, a Los Angeles-based investment firm since 2018. She spent the last two decades helping build and operate some of technology’s most notable companies including Google, Facebook, Instagram and Snapchat. Ms. White served as Snapchat’s Chief Operating Officer from 2014 to 2015. Prior to joining Snapchat, Ms. White held several leadership roles at Facebook Inc., a social networking company, from 2010 to 2013 including Director of Local Business Operations, Director of Mobile Business Operations and Head of Business Operations at Instagram. From 2001 to 2010, Ms. White worked at Google where she ran North American Online Sales and Operations, Asia Pacific & Latin America business and the Emerging Business channel. Ms. White is also a board member to companies including lululemon, a public athletic apparel retailer, and Graco, a publicly traded fluid handling systems and components company, and private companies including Railsbank and Guayaki. She has also served on the boards of the National Center for Women in I.T., a non-profit coalition working to increase the participation of girls and women in computing and technology, X-Prize, a non-profit focused on creating breakthroughs that pull the future forward. She received a BA in Art History from Vanderbilt University. We believe Ms. White is qualified to serve on our Board of Directors because of her extensive experience with social networking and technology companies, her understanding of the demographics in which our principal customers reside and the diversity in background and experience she provides to our Board of Directors.

Michael White has been a member of the Board of Managers of Penelope Group GP since January 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. In addition, Mr. White is a member of our audit committee. Mr. White is a principal at Advent International Corporation and has focused on buyouts and growth equity investments in the retail, consumer and leisure sector since joining Advent in 2019. Advent International Corporation is affiliated with the Advent Funds that acquired the Olaplex business in January 2020. Prior to Advent, Mr. White worked at TPG Capital from 2012 to 2018 and Bain & Company from 2009 to 2012. He is currently a director at First Watch Restaurant Group, Inc. Mr. White earned an H.B.A. with distinction and an Ivey Scholar designation, from Ivey Business School at Western University, and an M.B.A., with distinction, from Harvard Business School. We believe Mr. White is qualified to serve on our Board of Directors because of his experience advising and investing in retail and consumer companies.

Paula Zusi has been a member of the Board of Managers of Penelope Group GP since July 2020 and has served as a member of the Board of Directors of Olaplex Holdings, Inc. since August 2021. In addition, she is a member of our audit committee. In 2015, Ms. Zusi founded Global Retail Advisors, LLC, which provides consulting on supply chain and operational capabilities to companies and investment firms, including Advent International Corporation and some of its portfolio companies. Advent International Corporation is affiliated with the Advent Funds that acquired the Olaplex business in January 2020. Ms. Zusi specializes in driving gross margin improvement, as well as building supply chain and operational capabilities for high growth companies. Previously, Ms. Zusi was the Executive Vice President and Chief Supply Chain Officer at Ann Inc., parent company of the Ann Taylor and Loft brands from 2008 to 2014. Prior to joining Ann Inc., Ms. Zusi was the Corporate Vice President at Liz Claiborne, Inc. from 1999 to 2008. Prior to joining Liz Claiborne Inc., Ms. Zusi held leadership roles in various apparel and retail related companies. Ms. Zusi is currently a Board member and former Chairman of the American Apparel and Footwear Association and serves on the Advisory Board of the University of Delaware college of Fashion and Apparel studies. Ms. Zusi earned a B.S. in Fashion and Apparel Studies from the University of Delaware. We believe Ms. Zusi is qualified to serve on our Board of Directors because of her more than 30 years of experience in supply chain and operations.

Controlled Company Status

After the completion of this offering, we will be a “controlled company” within the meaning of the              corporate governance standards of The Nasdaq Stock Market LLC. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to our full Board of Directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq Global Select Market, we will be required to comply with these provisions within the applicable transition periods.

Board Structure and Committee Composition

Upon consummation of this offering, our restated certificate of incorporation will provide that our Board of Directors shall consist of at least three but not more than              directors and that the number of directors may be fixed from time to time by resolution of our Board of Directors. Our Board of Directors will initially consist

of              members. Our restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, as nearly equal in number as possible. The initial division of the three classes is as follows:

•	Class I, which will initially consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2022;

•	Class II, which will initially consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2023; and

•	Class III, which will initially consist of , and , whose terms will expire at our annual meeting of stockholders to be held in 2024.

Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified and until his or her earlier death, resignation or removal.

In addition, upon consummation of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below. Each committee will operate under a charter that will be approved by our Board of Directors. The composition of each committee will be effective upon the consummation of this offering. The members of each committee are appointed by the Board of Directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the Board of Directors when necessary to address specific issues.

Our Board of Directors evaluates any relationship of each director with the company and makes an affirmative determination whether or not such director meets the qualification requirements for being an independent director under applicable laws and the corporate governance listing standards of The Nasdaq Stock Market LLC. Our Board of Directors reviews any transaction or relationship between each non-employee director or any member of his or her immediate family and the company. The purpose of this review is to determine whether there were any such relationships or transactions and, if so, whether they were inconsistent with a determination that the director was independent. As a result of this review, our Board of Directors has affirmatively determined that                     ,                      and                      are independent directors under the governance and listing standards of The Nasdaq Stock Market LLC.

Because we will be a “controlled company” within the meaning of the corporate governance standards of the                 , we will not have a majority of independent directors and our compensation committee and nominating and corporate governance committee will not be composed entirely of independent directors as defined under such standards. The controlled company exception does not modify the independence requirements for the audit committee and we intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the corporate governance standards of the The Nasdaq Stock Market LLC. Pursuant to such requirements, the audit committee must be composed of at least three members, one of whom must be independent at the time of this offering, a majority of whom must be independent within 90 days of the date of this prospectus, and all of whom must be independent within one year of the date of this prospectus.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter. The audit committee’s primary duties and responsibilities will be to:

appoint or replace, compensate and oversee the outside auditors, who will report directly to the audit committee, for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions that are approved by the audit committee prior to the completion of the audit;

review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements; and

discuss with management and the outside auditors any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Upon completion of this offering, the audit committee will consist of                     ,                      and                    , with                      serving as the chairperson of the committee. Our Board of Directors has determined that                      meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the governance and listing standards of The Nasdaq Stock Market LLC. We intend to comply with the audit committee requirements of the Sarbanes-Oxley Act and the governance and listing standards of The Nasdaq Stock Market LLC. Pursuant to such requirements, the audit committee must be composed of at least three members, a majority of whom must be independent within 90 days of the date of this prospectus, and all of whom must be independent within one year of the date of this prospectus. Our Board of Directors has determined that all members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the                      and that                      is an “audit committee financial expert” within the meaning of the SEC regulations. Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the                     , will be available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the Board of Directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and equity-based compensation programs. The compensation committee reviews and recommends to our Board of Directors compensation plans, policies and programs and approves specific compensation levels for all executive officers. Upon completion of this offering, the compensation committee will consist of                     ,                     and                     , with                     serving as the chairperson of the committee. Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the             , will be available on our website.

Nominating and Corporate Governance Committee

The purpose of the nominating and corporate governance committee is to identify individuals qualified to become members of the Board of Directors, recommend to the Board of Directors director nominees for the next annual meeting of shareholders, develop and recommend to the Board of Directors a set of corporate governance principles applicable to the company, oversee the evaluation of the Board of Directors and its dealings with management as well as appropriate committees of the Board of Directors and review and approve all related party transactions. Upon completion of this offering, the nominating and corporate governance committee will consist of              ,              and                      , with                serving as the chairperson of the committee. Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the             , will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or compensation committee.

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be available on our website.

EXECUTIVE COMPENSATION

Overview

The following tables and discussion relate to the compensation paid to the individuals collectively referred to in this information statement as our “named executive officers” for the period beginning on the Acquisition Date, and ending on the last day of fiscal year 2020. They include (1) JuE Wong, who served as our Chief Executive Officer for the full reporting period and continues to serve as our President and Chief Executive Officer, (2) Tiffany Walden, who served as our Chief Operating Officer and Chief Legal Officer for the full reporting period and continues to serve in such roles, as well as serving as Secretary, and (3) James MacPherson, who joined the Company on May 4, 2020 and served as our Chief Financial Officer from such date until June 7, 2021, when he transitioned to the role of senior advisor to the Company. Ms. Walden and Mr. MacPherson were our two most highly compensated executive officers (other than Ms. Wong) who were serving as executive officers of Olaplex, Inc. on the last day of fiscal year 2020.

Summary Compensation Table

The following table sets forth information about certain compensation awarded to, earned by or paid to our named executive officers from the Acquisition Date through the last day of fiscal year 2020:

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)	All other compensation ($)	Total ($)
	(a)	(b)	(c)	(d)	(e)
JuE Wong, President and Chief Executive Officer	2020	966,279	500,000	5,721,531	10,000	7,197,810
Tiffany Walden, Chief Operating Officer Chief Legal Officer and Secretary	2020	627,496	1,675,000	2,041,512	110,000	4,454,008
James MacPherson, Chief Financial Officer	2020	248,471	133,333	715,282		1,097,086

(a)	Mr. MacPherson commenced employment with us on May 4, 2020.
(b)	Reflects the base salary earned by the named executive officers during fiscal year 2020 prior to any elective deferrals made by the executives to the Company’s 401(k) plan.
(c)

Amounts shown above for Ms. Wong and Mr. MacPherson, and $425,000 of the amount shown above for Ms. Walden, reflect the bonuses earned by the executives under our annual bonus program for fiscal year 2020, which were paid on June 11, 2021. Bonus amounts were determined by the Compensation Committee based on overall Company and individual performance. Mr. MacPherson’s fiscal year 2020 bonus amount was pro-rated to reflect his service from his start date of May 4, 2020 through the last day of fiscal year 2020. Amount shown above for Ms. Walden also reflects a transaction bonus of $1,250,000 paid to her in connection with the Acquisition.

(d)

Reflects the grant date fair value of non-qualified options to purchase common stock of Penelope Holdings Corp. granted to the named executive officers in fiscal year 2020, in each case, computed in accordance with the Accounting Standards Codification of the Financial Standards Board (“FASB ASC”), Topic 718, excluding the effect of estimated forfeitures. The assumptions used to calculate these amounts are disclosed in Note 10 to the consolidated financial statements for the year ended December 31, 2020, including the assumed probability that an exit event or other liquidity event will occur.

(e)

Amount shown for Ms. Wong reflects a monthly cash payment of $2,500 made to Ms. Wong for four months during fiscal year 2020 to cover her private health coverage until the Company established a benefits program. Amount shown for Ms. Walden reflects a payment made to her in September 2020 related to certain tax obligations arising in connection with her transaction bonus.

Base Salaries

Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels reflect the executive’s title, experience, level of responsibility, and performance. The base salaries for our named executive officers were set forth in their employment letters, as described below under “Agreements with our Named Executive Officers.”

Annual Bonuses

The target annual bonus for each named executive officer is fifty percent (50%) of the executive’s base salary and is set forth in the executive’s offer letter, as described below under “Agreements with our Named Executive Officers.”

Each named executive officer was eligible to earn an annual bonus for fiscal year 2020. Bonus amounts were equal to each named executive officer’s target annual bonus amount, except in the case of Ms. Walden who received an additional discretionary amount of $100,000 for her performance in fiscal year 2020. The annual bonus amounts paid to our named executive officers for fiscal year 2020 are shown in the Summary Compensation Table above in the column titled “Bonus”.

Equity-Based Compensation

Penelope Holdings Corp. has adopted the 2020 Omnibus Equity Incentive Plan to provide for grants of equity-based awards to employees and directors of Penelope Holdings Corp. and its subsidiaries. Each named executive officer was granted under the plan an award of options to purchase common stock of Penelope Holdings Corp. in fiscal year 2020. Each option has an exercise price equal to the fair market value of a share of Penelope Holdings Corp. common stock on the grant date. As described in more detail in the footnotes to the Outstanding Equity Awards at Fiscal Year End Table, a portion of each award is subject to time-based vesting and is eligible to vest in equal annual installments over five years and will vest in full upon a change of control, subject to the executive’s continued employment through the applicable vesting date. The remaining portion of each award is subject to performance-based vesting and is eligible to vest based on vest upon the achievement by the Advent Funds of certain returns on their investment in Penelope Group Holdings.

Upon the consummation of an initial public offering, any unvested options held by the executives that are subject to time-based vesting will be exchanged for options to purchase common stock of Olaplex Holdings, Inc. and remain outstanding and eligible to vest on the same time-based vesting schedule in accordance with the terms of the awards. Any unvested options held by the executives that are subject to performance-based award and that would vest if the Advent Funds were to sell for cash their equity in Penelope Group Holdings at a per share price equal to the initial public offering price will be exchanged for options to purchase common stock of Olaplex Holdings, Inc. with time-based vesting and will be eligible to vest in three equal installments on the first three anniversaries of the initial public offering, subject to the executive’s continued employment through the applicable vesting date.

Employee Benefits

Our full-time employees, including our named executive officers, are eligible to participate in health and welfare benefit plans sponsored by Insperity Business Services, L.P. (“Insperity”), a professional employer organization engaged by Olaplex, Inc., which include medical, dental, vision, life and accidental death and dismemberment and short-term and long-term disability insurance, flexible spending accounts, adoption assistance, an employee assistance program and commuter benefits. Our named executive officers participate in these plans on the same basis as our other eligible employees.

In fiscal year 2020, our named executive officers participated in a 401(k) plan sponsored by Insperity, a broad-based defined contribution plan offered to eligible employees immediately upon hire. Participants may elect to defer up to 80% of their annual eligible compensation, subject to annual Internal Revenue Code limits. Olaplex, Inc. did not make any employer contributions to the plan in fiscal year 2020. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans for our employees.

Other than broad-based benefits offered by Olaplex, Inc., directly or indirectly through Insperity, or as otherwise described herein, none of our named executive officers received perquisites of any nature in fiscal year 2020.

Agreements with our Named Executive Officers

Olaplex, Inc. has entered into an offer letter, a severance or transition agreement, and agreements providing for restrictive covenants with each of our named executive officers. The terms of the agreements are reflected below.

Offer Letters

Under her offer letter, dated January 28, 2020, Ms. Wong is entitled to an annual base salary of $1,000,000. She is also eligible for an annual incentive bonus targeted at fifty percent (50%) of her annual base salary, with the actual amount of the bonus payable based upon the achievement of individual and Company performance criteria established by the Board of Managers of Penelope Group Holdings GP, LLC. Ms. Wong’s offer letter also provides for the grant of an option to purchase common stock of Penelope Holdings Corp., which award was granted to Ms. Wong in 2020 and is set forth in the Summary Compensation Table above and further described in the Outstanding Equity at Fiscal Year End Table below. Her offer letter also states that Ms. Wong will be eligible to invest up to $500,000 in Class A Non-Voting Common Units of Penelope Group Holdings. In addition, Ms. Wong’s offer letter provides for a housing and transportation allowance of up to $10,000 per month should the Company establish its corporate headquarters in the greater Los Angeles, California area. No such housing and transportation benefits were paid to Ms. Wong in fiscal year 2020.

Under her offer letter, dated January 8, 2020, Ms. Walden is entitled to an annual base salary of $650,000. She is also eligible for an annual incentive bonus targeted at fifty percent (50%) of her annual base salary, with the actual amount of the bonus payable based upon the achievement of individual and Company performance criteria established by Olaplex, Inc. Ms. Walden’s offer letter also provides that, for so long as Ms. Walden serves as our Chief Operating Officer and Chief Legal Officer, she will also serve as a member of the Board of Managers of Penelope Group Holdings GP, LLC. In addition, Ms. Walden’s offer letter provides for relocation benefits in the event that Olaplex, Inc. requires her to relocate more than forty (40) miles from her place of residence as of the date of the offer letter in the form of (i) reimbursement for any reasonable out-of-pocket costs, excluding housing costs, incurred in connection with such relocation and (ii) a monthly housing allowance of up to $7,500 for at least twelve (12) months following such relocation. No such relocation amounts were paid to Ms. Walden in fiscal year 2020.

Under his offer letter, dated April 28, 2020, Mr. MacPherson is entitled to an annual base salary of $400,000. He is also eligible for an annual incentive bonus targeted at fifty percent (50%) of his annual base salary, with the actual amount of the bonus payable based upon the achievement of individual and company performance criteria established by Olaplex, Inc.

Severance and Transition Agreements

Each of Ms. Wong and Ms. Walden has entered into a Termination Protection Agreement with Olaplex, Inc., providing for severance payments and benefits under certain qualifying terminations, subject to each signing a separation agreement containing a release of claims and continuing to comply with his or her restrictive covenants. If we terminate Ms. Wong’s employment without cause, she is entitled under her severance agreement, dated January 28, 2020, to twelve (12) months of continued base salary. If we terminate Ms. Walden’s employment without cause or she resigns for good reason, she is entitled under her severance agreement, dated January 5, 2020, to eighteen (18) months of continued base salary.

Mr. MacPherson and Olaplex, Inc. have entered into a transition letter agreement, dated April 5, 2021, providing for the terms of Mr. MacPherson’s transition from his role as Chief Financial Officer and his continued service as senior advisor. His separation from Olaplex, Inc. is expected to occur on August 31, 2021. As of April 5, 2021, all of Mr. MacPherson’s outstanding options to purchase common stock of Penelope Holdings Corp. (whether vested or unvested) were terminated and forfeited for no consideration.

Restrictive Covenant Agreements

Each named executive officer has entered into an Employee Agreement with Olaplex, Inc. under which each executive is subject to confidentiality covenants (perpetual, in the case of Mr. MacPherson and Ms. Walden, and during and for five (5) years following her termination of employment with us, in the case of Ms. Wong), as well as intellectual property assignment obligations. These covenants are also set forth in Ms. Walden’s Termination Protection Agreement.

In addition, as a condition to receiving their Olaplex, Inc. option awards, Ms. Wong, Ms. Walden and Mr. MacPherson entered into restrictive covenant agreements that include confidentiality covenants (perpetual, in the case of Mr. MacPherson and Ms. Walden, and during and for five (5) years following her termination of employment with us, in the case of Ms. Wong) and intellectual property assignment obligations. The agreements also provide for non-competition obligations and non-solicitation obligations with respect to customers, vendors, suppliers, manufacturers or other business partners during their employment with us and, in the case of Mr. MacPherson and Ms. Walden for twenty-four (24) months following their termination of employment with us, and, in the case of Ms. Wong, for twelve (12) months following her termination of employment with us. In addition, the agreements include non-solicitation obligations with respect to our employees and independent contractors during and for twenty-four (24) months following the executives’ termination of employment with us.

Mr. MacPherson’s transition letter agreement modifies the duration of his post-termination non-competition obligations to six (6) months following his separation date and the duration of his post-termination non-solicitation obligations with respect to our employees and independent contractors for twelve (12) months following his separation date. The separation letter agreement also provides for certain other changes to his non-solicitation obligations with respect to our customers, vendors, suppliers, manufacturers or other business partners, as well as with respect to our employees and independent contractors.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by our named executive officers as of the last day of fiscal year 2020:

	OPTION AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
		(a)	(b)		(c)
JuE Wong	—	12,386	27,507	510	03/26/2030
Tiffany Walden	—	4,414	9,884	510	05/02/2030
James MacPherson	—	1,713	1,287	510	07/08/2030

(a)

All non-qualified stock options shown in this column are eligible to vest 20% per year on the each of the first five anniversaries of January 8, 2020, in the case of Mses. Wong and Walden, and May 4, 2020, in the case of Mr. MacPherson, subject to the executive’s continued employment through the applicable vesting date. All of the time-vested options vest in full upon a change of control, subject to the executive’s continued employment through the change of control.

(b)

All non-qualified stock options shown in this column are eligible to vest upon the Advent Funds’ achievement of certain returns on their investment in Penelope Group Holdings, subject to the executive’s continued employment through the applicable vesting date.

(c)	The expiration date of the executives’ non-qualified stock option grants is ten years from the date of grant.

Director Compensation

The following table sets forth information concerning the compensation earned by our directors from the Acquisition Date, through the last day of fiscal year 2020. Mses. Wong and Walden did not receive any compensation for their respective service as a director during fiscal year 2020. The compensation Mses. Wong and Walden received in respect of their employment is included in the Summary Compensation Table above. During fiscal year 2020, Mses. Glynn and White and Messrs. White and Mussafer were not paid any fees by Penelope Group Holdings or its subsidiaries for their services as directors.

Name	Fees earned or paid in cash ($)	Option awards ($)	Total ($)
	(a)	(b)
Christine Dagousset	66,666	179,000	245,666
Deirdre Findlay	25,833	242,812	268,645
Janet Gurwitch	233,333	476,854	710,187
Paula Zusi	69,565	242,812	312,377

(a)

Amounts shown in this column reflect annual cash retainers earned by certain of our directors in fiscal year 2020 at a rate of $100,000 per year for Mses. Dagousset, Findlay, and Zusi, and a rate of $350,000 per year for Ms. Gurwitch, with each amount reflecting pro ration for their partial year of service in fiscal year 2020.

(b)

Amounts shown in this column reflect the aggregate grant date fair value of non-qualified stock options granted to certain of our directors in fiscal year 2020, in each case, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to calculate these amounts are disclosed in Note 10 to the consolidated financial statements for the year ended December 31, 2020, including the assumed probability that an exit event or other liquidity event will occur. Each of Mses. Dagousset, Findlay and Zusi was granted 750 non-qualified options to purchase common stock of Penelope Holdings Corp., 429 of which are eligible to vest in equal installments on each of the first five (5) anniversaries of a specified vesting commencement date, and the remaining 321 of which are eligible to vest upon the achievement by the Advent Funds of certain returns on their investment in Penelope Group Holdings. The dates of grant of Mses. Dagousset’s, Findlay’s and Zusi’s options was May 23, 2020, September 28, 2020 and July 29, 2020, respectively, and their vesting commencement dates are May 1, 2020, September 28, 2020 and July 21, 2020, respectively. On May 3, Ms. Gurwitch was granted 2,000 non-qualified options to purchase common stock of Penelope Holdings Corp., 1,142 of which are eligible to vest in equal installments on each of the first five (5) anniversaries of May 1, 2020, and the remaining 858 of which are eligible to vest upon the achievement by the Advent Funds of certain returns on their investment in Penelope Group Holdings. The options that are subject to time-based vesting will vest in full upon a change of control. The vesting of the directors’ options is subject, in each case, to their continued service through the applicable vesting date. Upon the consummation of an initial public offering, any unvested options held by the directors that are subject to time-based vesting will be exchanged for options to purchase common stock of Olaplex Holdings, Inc. and remain outstanding and eligible to vest on the same time-based vesting schedule in accordance with the terms of the awards. Any unvested options held by the directors that are subject to performance-based award and that would vest if the Advent Funds were to sell for cash their equity in Penelope Group Holdings at a per share price equal to the initial public offering price will be exchanged for options to purchase common stock of Olaplex Holdings, Inc. with time-based vesting and will be eligible to vest in three equal installments on the first three anniversaries of the initial public offering, subject to the executive’s continued employment through the applicable vesting date.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of shares of our common stock as of June 30, 2021 by:

•	each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;

•	each selling stockholder in this offering;

•	each member of our Board of Directors and each of our named executive officers; and

•	all members of our Board of Directors and our executive officers as a group.

Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 30, 2021 through the exercise of any option, warrant or other right. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to options exercisable within 60 days after June 30, 2021 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. For more information regarding the terms of our common stock, see “Description of Capital Stock.” For more information regarding our relationship with certain of the persons named below, see “Certain Relationships and Related Party Transactions.”

The beneficial ownership of shares prior to this offering provided in the table below are based on              shares of our common stock outstanding as of June 30, 2021, after giving effect to the Reorganization as if it had occurred on that date and based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The actual number of shares of common stock to be received in the Reorganization by each holder of units of Penelope Group Holdings is subject to change based on the initial public offering price. See “The Reorganization.”

The percentages of shares beneficially owned after this offering provided in the table below are based on              shares of our common stock outstanding, after giving effect to the Reorganization and sale of              shares of our common stock by us and the selling stockholders in this offering and assuming no exercise of the underwriters’ option to purchase additional shares in this offering.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Olaplex Holdings, 1187 Coast Village Rd, Suite 1-520, Santa Barbara, CA 93108.

Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Shares Offered Hereby	Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Number	Percentage	Number	Number	Percentage	Number	Percentage
Greater than 5% Stockholders:
Advent Funds (1)
Mousse Partners (2)
Named Executive Officers and Directors:
JuE Wong (3)
Tiffany Walden (4)
Eric Tiziani
Christine Dagousset (5)
Deirdre Findlay
Tricia Glynn (6)
Janet Gurwitch (7)
Martha Morfitt
David Mussafer (8)
Emily White (9)
Michael White (6)
Paula Zusi (10)
All directors and executive officers as a group (12 persons) (11)

*	Less than one percent.
(1)

Consists of              shares held by Advent International GPE IX Limited Partnership,             shares held by Advent International GPE IX-C Limited Partnership,             shares held by Advent International GPE IX-D SCSp,             shares held by Advent International GPE IX-G Limited Partnership,             shares held by Advent International GPE IX-I Limited Partnership,             shares held by Advent Partners GPE IX Limited Partnership,             shares held by Advent Partners GPE IX-A Limited Partnership,             shares held by Advent International GPE IX Strategic Investors SCSp,             shares held by Advent Partners GPE IX-B Cayman Limited Partnership,             shares held by Advent International GPE IX-A SCSp,             shares held by Advent International GPE IX-B Limited Partnership,             shares held by Advent International GPE IX-E SCSp,             shares held by Advent International GPE IX-F Limited Partnership,             shares held by Advent International GPE IX-H Limited Partnership,             shares held by Advent Partners GPE IX Cayman Limited Partnership, and             shares held by Advent Partners GPE IX-A Cayman Limited Partnership. GPE IX GP Limited Partnership is the general partner of Advent International GPE IX Limited Partnership, Advent International GPE IX-B Limited Partnership, Advent International GPE IX-C Limited Partnership, Advent International GPE IX-F Limited Partnership, Advent International GPE IX-G Limited Partnership, Advent International GPE IX-H Limited Partnership, and Advent International GPE IX-I Limited Partnership. GPE IX GP S.à r.l. is the general partner and Advent International GPE IX, LLC is the manager of, Advent International GPE IX Strategic Investors SCSp, Advent International GPE IX-A SCSp, Advent International GPE IX-D SCSp, and Advent International GPE IX-E SCSp. AP GPE IX GP Limited Partnership is the general partner of Advent Partners GPE IX Limited Partnership, Advent Partners GPE IX-A Limited Partnership, Advent Partners GPE IX-B Cayman Limited Partnership, Advent Partners GPE IX Cayman Limited Partnership, and Advent Partners GPE IX-A Cayman Limited Partnership. Advent International GPE IX, LLC is the general partner of GPE IX GP Limited Partnership and AP GPE IX GP

Limited Partnership, and Advent International Corporation is the manager of Advent International GPE IX, LLC. Voting and investment decisions by Advent International Corporation are made by a number of individuals including David M. Mussafer, one of our directors. Mr. Mussafer disclaims beneficial ownership of the securities held by the Advent Funds. The address of each of the entities and individuals named in this footnote is c/o Advent International Corporation, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.
(2)

Consists of shares held by Mousserena, L.P. The general partner of Mousserena, L.P. is Serena Limited. The address of Mousserena, L.P. and Serena Limited is 9 West 57th Street, Suite 4605, New York, NY 10019.

(3)	Includes shares of common stock underlying outstanding stock options exercisable within 60 days of June 30, 2021.
(4)	Includes shares of common stock underlying outstanding stock options exercisable within 60 days of June 30, 2021.
(5)	Includes shares of common stock underlying outstanding stock options exercisable within 60 days of June 30, 2021.
(6)	The address for Ms. Glynn and Mr. White is c/o Advent International Corporation, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.
(7)	Includes shares of common stock underlying outstanding stock options exercisable within 60 days of June 30, 2021.
(8)	Excludes shares held by the Advent Funds. See Footnote 1 above. Mr. Mussafer’s address is c/o Advent International Corporation, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.
(9)

Consists of (i)              shares of common stock held by Anthos Capital IV, L.P. (“Anthos Capital IV”) and (ii)              shares of common stock held by Anthos Tribe, L.P. (“Anthos Tribe”). Anthos Associates IV, L.P. (“Anthos Associates IV”) is the general partner of Anthos Capital IV and Anthos Associates GP IV, LLC (“Anthos Associates GP IV”) is the general partner of Anthos Associates IV. Anthos Tribe GP, LLC (“Anthos Tribe GP”) is the general partner of Anthos Tribe. Paul Farr and Bryan Kelly are the sole managers of Anthos Associates GP IV and Anthos Tribe GP. Ms. White is the spouse of Mr. Kelly and as a result also may be deemed to have beneficial ownership of the shares held directly by Anthos Capital IV and Anthos Tribe. Ms. White disclaims beneficial ownership of the shares held by Anthos Capital IV and Anthos Tribe except to the extent of her pecuniary interest therein.

(10)	Includes shares of common stock underlying outstanding stock options exercisable within 60 days of June 30, 2021.
(11)	Includes shares of common stock underlying outstanding stock options exercisable by our current officers and directors as a group within 60 days of June 30, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Registration Rights Agreement

In connection with the Reorganization and prior to the completion of this offering, we will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the shareholders of Olaplex Holdings as of immediately following the Reorganization, including the Advent Funds, other investors and certain of our directors and officers. The Registration Rights Agreement will provide the stockholders party thereto certain registration rights as described below.

Demand Registration Rights

At any time after the completion of this offering, the Advent Funds, will have the right to demand that we file registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use reasonable best efforts to promptly effect the registration.

Piggyback Registration Rights

At any time after the completion of this offering, if we propose to register any shares of our equity securities under the Securities Act either for our own account or for the account of any other person, then all holders party to the Registration Rights Agreement will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.

Shelf Registration Rights

At any time after the consummation of this offering, our Advent Funds will be entitled to have their shares of common stock registered by us on a Form S-3 registration statement at our expense. These shelf registration rights are subject to specified conditions and limitations.

Expenses and Indemnification

We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The Registration Rights Agreement will include customary indemnification provisions, including indemnification of the participating holders of shares of common stock and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.

Tax Receivable Agreement

Following our initial public offering, we expect to be able to utilize the Pre-IPO Tax Assets, which arose (or are attributable to transactions occurring) prior to the completion of this offering. These Pre-IPO Tax Assets will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

Prior to the completion of this offering and in connection with the Pre-IPO Reorganization, we will enter into the Tax Receivable Agreement, which provides the right to receive future payments from us to our Existing Stockholders of 85% of the amount of cash savings, if any, in U.S. federal, state or local income tax that we or our subsidiaries realize (or are deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets and the making of payments under the Tax Receivable Agreement. Consequently, stockholders purchasing shares in this offering will only be entitled to the economic benefit of the Pre-IPO Tax Assets to the extent of our continuing 15% interest in those assets.

These payment obligations will be our obligations and not obligations of any of our subsidiaries and are not conditioned upon the Existing Stockholders maintaining a continued direct or indirect ownership interest in us. For purposes of the Tax Receivable Agreement, the amount of cash savings in U.S. federal, state or local income tax that we or our subsidiaries realize (or are deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets will be computed by comparing our actual U.S. federal, state and local income tax liability with our hypothetical liability had we not been able to utilize the Pre-IPO Tax Assets, taking into account several assumptions and adjustments, including, for example, that:

•	we will pay state and local income taxes at a blended rate based on our nexus to applicable jurisdictions, even though our actual effective state and local income tax rate may be materially different;

•	tax benefits existing at the time of the offering are deemed to be utilized before certain tax attributes acquired after this offering; and

•

a non-taxable transfer of assets by us to a non-consolidated entity is treated under the Tax Receivable Agreement as a taxable sale at the greater of (i) tax basis and (ii) fair market value subject to certain adjustments.

The actual amount and utilization of the Pre-IPO Tax Assets, as well as the timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future and the rates then applicable to us and our subsidiaries. Payments under the Tax Receivable Agreement are expected to give rise to certain additional tax benefits. Any such tax benefits that we are deemed to realize under the terms of the Tax Receivable Agreement are covered by the Tax Receivable Agreement and will increase the amounts due thereunder.

The Tax Receivable Agreement provides that interest, at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3%, will accrue from the due date (without extensions) of the tax return to which the applicable tax benefits relate to the date of payment specified by the Tax Receivable Agreement. In addition, where we fail to make payment by the date so specified, the Tax Receivable Agreement generally provides for interest to accrue on the unpaid amount from the date so specified until the date of actual payment, at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 5%, except under certain circumstances specified in the Tax Receivable Agreement where we are unable to make payment by such date, in which case interest will accrue at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3%.

We expect that the payments we make under this Tax Receivable Agreement will be substantial. As described above, the Tax Receivable Agreement will make certain simplifying assumptions and adjustments regarding the determination of the cash savings in U.S. federal, state or local income tax that we or our subsidiaries realize (or are deemed to realize in certain circumstances) as a result of the utilization of the Pre-IPO Tax Assets and the making of payments under the Tax Receivable Agreement, which may result in payments pursuant to the Tax Receivable Agreement significantly greater than the benefits we realize in respect of the Pre-IPO Tax Assets.

Based on current tax laws and assuming that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the Tax Receivable Agreement, we expect that future payments under the Tax Receivable Agreement relating to the Pre-IPO Tax Assets could aggregate to approximately $233 million. The aggregate amount payable pursuant to the Tax Receivable Agreement is dependent in large part on the reduction in taxes that we would have been required to pay absent the existence of the Pre-IPO Tax Assets. As a result, changes in tax law, and in particular the tax rate applicable to U.S. corporations and the tax rules on the amortization and depreciation of assets, may materially impact the timing and amounts of payments by us to the Existing Stockholders pursuant to the Tax Receivable Agreement. The Biden Administration has proposed a significant number of changes to U.S. tax laws, including an increase in the maximum tax rate applicable to U.S. corporations, which may materially increase our payment obligations to Existing Stockholders under the Tax Receivable Agreement.

Upon the effective date of the Tax Receivable Agreement, we expect to recognize a liability of $233 million for the payments to be made under the Tax Receivable Agreement, which will be accounted for as a reduction of additional paid-in capital on our consolidated balance sheet.

Changes in the utilization of the Pre-IPO Tax Assets will impact the amount of the liability that will be paid pursuant to the Tax Receivable Agreement. Changes in the utilization of these Pre-IPO Tax Assets are recorded in income tax expense (benefit) and any changes in the obligation under the Tax Receivable Agreement is recorded in other income (expense).

In addition, the Tax Receivable Agreement provides that (i) upon certain mergers, stock and asset sales, other forms of business combinations, (ii) upon certain sales or other divestitures, (iii) upon certain proceedings seeking liquidation, reorganization or other relief under bankruptcy, insolvency or similar law, event of default under certain of our indebtedness for borrowed money, or other Credit Event (as defined therein), (iv) upon a breach of any of our material obligations (that is not timely cured) under the Tax Receivable Agreement, or (v) or other Changes of Control (as defined therein) or if, at any time, we elect an early termination of the Tax Receivable Agreement, our payment obligations under the Tax Receivable Agreement will accelerate and may significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We will be required to make a payment intended to be equal to the present value of future payments (calculated using a discount rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 1%, which may differ from our, or a potential acquirer’s, then-current cost of capital) under the Tax Receivable Agreement, which payment would be based on certain assumptions, including the assumption that we and our subsidiaries have sufficient taxable income and tax liabilities to fully utilize anticipated future tax benefits. In these situations, our, or a potential acquirer’s, obligations under the Tax Receivable Agreement could have a substantial negative impact on our, or a potential acquirer’s, liquidity and could have the effect of delaying, deferring, modifying or preventing certain mergers, asset sales, other forms of business combinations or other Changes of Control. These provisions of the Tax Receivable Agreement may result in situations where the Existing Stockholders have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the Tax Receivable Agreement that are substantial, significantly in advance of any potential actual realization of such further tax benefits, and in excess of our, or a potential acquirer’s, actual cash savings in U.S. federal, state or local income tax.

Different timing rules will apply to payments under the Tax Receivable Agreement to Award Holders. Such payments will generally be deemed invested in a notional account rather than made on the scheduled payment dates, and the account will be distributed on the fifth anniversary of the initial public offering, together with an amount equal to the net present value of such Award Holder’s future expected payments, if any, under the Tax Receivable Agreement. Moreover, payments to holders of stock options that are unvested prior to the completion of this offering will be subject to vesting on the same schedule as such holder’s unvested stock options.

The Tax Receivable Agreement contains a Change of Control definition that includes, among other things, a Continuing Directors Provision. Delaware case law has stressed that such Continuing Directors Provisions could have a potential adverse effect on shareholders’ right to elect a company’s directors. In this regard, decisions of the Delaware Chancery Court (not involving us or our securities) have considered change of control provisions and noted that a board of directors may “approve” a dissident shareholders’ nominees solely to avoid triggering the change of control provisions, without supporting their election, if the board determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders. Further, according to these decisions, the directors’ duty of loyalty to shareholders under Delaware law may, in certain circumstances, require them to give such approval.

However, there can be no assurance that the Board of Directors would vote in approval of such new board members and that, as a result, the election of such new board members could give rise to a Change of Control and accelerate payments under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based in part on our reporting positions. The Existing Stockholders (or their transferees or assignees) will not reimburse us for any payments previously made under the Tax Receivable Agreement if such tax benefits are subsequently disallowed, although future payments would be adjusted to the extent possible to reflect the result of such disallowance and any excess payments made to any Existing Stockholder (or such Existing Stockholder’s transferees or assignees) will be netted against future payments that would otherwise be made under the Tax Receivable Agreement, if any, after our determination of such excess. As a result, in certain circumstances, the payments we are required to make under the Tax Receivable Agreement could exceed the cash tax savings we actually realize in respect of the attributes in respect of which the Tax Receivable Agreement required us to make payment.

Certain transactions by us could cause us to recognize taxable income (possibly material amounts of income) without a current receipt of cash. Payments under the Tax Receivable Agreement with respect to such taxable income would cause a net reduction in our available cash. For example, internal restructurings or reorganizations involving the intercompany sale or license of intellectual property rights, transactions giving rise to cancellation of debt income, the accrual of income from original issue discount or deferred payments, a “triggering event” requiring the recapture of dual consolidated losses, or “Subpart F” income would each produce income with no corresponding increase in cash. In these cases, we may use some of the Pre-IPO Tax Assets to offset income from these transactions and, under the Tax Receivable Agreement, would be required to make a payment to our Existing Stockholders even though we receive no cash corresponding to such income.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of our subsidiaries to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for specified reasons, such payments will be deferred and will accrue interest at a rate equal to LIBOR (or if LIBOR ceases to be published, a replacement rate with similar characteristics) plus 3%, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made. Among other reasons, we may be unable to timely make payments under the Tax Receivable Agreement due to limitations on distributions under the terms of the credit agreement to which one or more our subsidiaries are a party.

If we did not enter into the Tax Receivable Agreement, we would be entitled to realize the full economic benefit of the Pre-IPO Tax Assets. Stockholders purchasing shares in this offering will not be entitled, indirectly by holding such shares, to the economic benefit of the Pre-IPO Tax Assets that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the Pre-IPO Tax Assets).

In the event that any determinations must be made under or any dispute arises involving the Tax Receivable Agreement, the Existing Stockholders will be represented by a shareholder representative that initially will be an entity controlled by the Advent Funds. For so long as any Advent Funds retain an interest in the Tax Receivable Agreement, should any representatives of the Advent Funds then be serving on our Board of Directors, such directors will be excluded from decisions of the board related to the relevant determination or dispute.

The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Equity Investments by Directors and Officers

In January 2020, we sold 500 Class A Non-Voting Common Units to JuE Wong, our President, and Chief Executive Officer and one of the members of the Board of Managers of Penelope Group GP, for an aggregate purchase price of $0.5 million. In February 2021, we sold 116.7362 Class A Non-Voting Common Units to Ms. Wong, for an aggregate purchase price of $0.2 million.

In January 2020, we sold 871.25 Class A Non-Voting Common Units to Tiffany Walden, our Chief Operating Officer, Chief Legal Officer, and Secretary and one of the members of the Board of Managers of Penelope Group GP, for an aggregate purchase price of $0.9 million. In February 2021, we sold 200 Class A Non-Voting Common Units to Ms. Walden for an aggregate purchase price of $0.4 million.

In January 2020, we sold 400 Class A Non-Voting Common Units to Paula Zusi, one of the members of the Board of Managers of Penelope Group GP, for an aggregate purchase price of $0.4 million.

In May 2020, we sold 500 Class A Non-Voting Common Units to Janet Gurwitch, one of the members of the Board of Managers of Penelope Group GP, for an aggregate purchase price of $0.5 million.

Technology Services Agreement

In July 2020, we entered into an agreement with CI&T, an information technology and software company, pursuant to which CI&T developed the Olaplex professional application. During the fiscal year ended December 31, 2020 and the six months ended June 30, 2021, we paid CI&T $25,000 and $159,305 respectively, for services related to the development, maintenance and enhancement of the application, all of which were negotiated on an arm’s length basis and on market terms. Certain investment funds affiliated with Advent International Corporation hold a greater than 10% equity interest in CI&T. CI&T continues to provide services to us for the maintenance and enhancement of the professional application.

Arrangements with our Directors and Officers

In addition, we have certain agreements with our directors and officers which are described in the sections entitled “Executive Compensation—Agreements with our Named Executive Officers” and “Executive Compensation—Director Compensation.”

We intend to enter into indemnification agreements with our officers and directors. These agreements and our amended and restated bylaws will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification provided under the indemnification agreements will not be exclusive of any other indemnity rights. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Related Persons Transaction Policy

In connection with this offering, we will adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our audit committee will be responsible for reviewing and approving related party transactions. The policy will apply to transactions, arrangements and relationships (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships in which the aggregate amount involved will, or may be expected to, exceed $120,000 with respect to any fiscal year, and where we (or one of our subsidiaries) are a participant and in which a related party has or will have a direct or indirect material interest. In the course of reviewing potential related party transactions, the audit committee will consider the nature of the related party’s interest in the transaction; the presence of standard prices, rates or charges or terms otherwise consistent with arms-length dealings with unrelated third parties; the materiality of the transaction to each party; the reasons for the company entering into the transaction with the related party; the potential effect of the transaction on the status of a director as an independent, outside or disinterested director or committee member; and any other factors the audit committee may deem relevant.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain of our indebtedness that is currently outstanding. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements and related documents referred to herein, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and may be obtained as described under “Where You Can Find More Information” in this prospectus.

Senior Secured First Lien Credit Facilities

Overview

In connection with the Acquisition, on the Acquisition Date, Olaplex, Inc., as borrower, entered into a credit agreement (the “Original Credit Agreement”) with MidCap Financial Trust, as administrative agent and collateral agent (the “Agent”), the lenders from time to time party thereto and the other parties party thereto providing for (a) a $450.0 million initial term loan facility (the “Initial Term Loan Facility”) and (b) a $50.0 million initial revolving facility (the “Initial Revolver”). On December 18, 2020, Olaplex, Inc. entered into an incremental amendment to the Original Credit Agreement (the “Amendment,” and the Original Credit Agreement, as amended by the Amendment and as otherwise modified or supplemented prior to the date hereof, the “Credit Agreement”), which among other things provided for (x) incremental term loans (as a fungible increase to the outstanding term loans under the Initial Term Loan Facility) in the amount of $350.0 million (together with the outstanding term loans under the Initial Term Loan Facility, the “Term Loan Facility”) and (y) an increase to the Initial Revolver in the amount of $1.0 million (together with the commitments under the Initial Revolver, the “Revolver”, and the Revolver, together with the Term Loan Facility, the “Credit Facilities”), the proceeds of which were used to, among other things, fund the 2020 Distribution.

Credit Facilities

The Credit Agreement provides that Olaplex, Inc. may at any time, on one or more occasions (a) add one or more new classes of term facilities and/or increase the principal amount of any existing class of term facilities by requesting new commitments to provide such term loans and/or (b) increase the aggregate amount of the revolving commitments of any existing class, in an aggregate principal amount not to exceed (w) the greater of $50.0 million and 50.0% of consolidated EBITDA as of the last day of the most recently ended four consecutive fiscal quarter period for which financial statements are internally available and/or have been delivered (or required to have been delivered) to the lenders under the Credit Agreement (the “Shared Incremental Amount”), less any other commitments or borrowings incurred or issued in reliance on the Shared Incremental Amount, plus (x) in the case of any incremental facilities that serve to effectively extend the maturity of any existing term loans or revolving commitments or effectively replace any revolving commitment previously or contemporaneously terminated, an amount equal to the term loans or revolving commitments to be extended or replaced thereby, plus (y) the amount of any voluntary prepayment, redemption, repurchase or other retirement of indebtedness, or permanent reduction of revolving credit commitments, incurred under the Credit Facilities or any other indebtedness (other than intercompany indebtedness) secured by the collateral on a pari passu basis with the liens on such collateral securing the Credit Facilities (“First Lien Debt”), plus (z) an unlimited amount so long as (1) if such incremental indebtedness constitutes First Lien Debt, Olaplex, Inc. is in compliance on a pro forma basis with a first lien leverage ratio no greater than 4.50:1.00, (2) if such incremental indebtedness is secured by a lien on the collateral that is junior to the liens securing the Credit Facilities, Olaplex, Inc. is in compliance on a pro forma basis with a secured leverage ratio no greater than 5.50:1.00, or (3) if such incremental indebtedness is unsecured, Olaplex, Inc. is in compliance on a pro forma basis with a total leverage ratio no greater than 6.00:1.00. The lenders under the Credit Facilities are not obligated to provide such incremental commitments, and the incurrence of any incremental indebtedness is subject to customary terms and conditions precedent.

Interest Rate and Fees

Borrowings under the Credit Facilities bear interest at a rate per annum equal to, at our option (1) a base rate determined by reference to the highest of (A) the federal funds effective rate in effect on such day plus 0.50%, (B) to the extent ascertainable, the one-month LIBOR rate, plus 1.00% and (C) the “Prime Rate” last quoted by the Wall Street Journal or (2) a LIBOR rate (subject to a floor of 1.00%) determined by reference to the cost of funds for deposits denominated in U.S. dollars or any other applicable currency available under the Credit Agreement, as adjusted for certain statutory reserve requirements for interest periods of one, two, three or six months (or, if available to all applicable lenders, twelve months or a shorter period, as applicable), plus, in each case, a spread based upon the first lien leverage ratio, tested and adjusted quarterly, of (w) 6.50% for LIBOR based borrowings if the first lien leverage ratio exceeds 3.50:1.00, (x) 6.25% for LIBOR based borrowings if the first lien leverage ratio is equal to or less than 3.50:1.00, (y) 5.50% for base rate based borrowings if the first lien leverage ratio exceeds 3.50:1.00 or (z) 5.25% for base rate based borrowings if the first lien leverage ratio is equal to or less than 3.50:1.00.

In addition to paying interest on loans outstanding under the Credit Facilities, we are required to pay a commitment fee of 0.50% per annum on unused commitments under the Revolver. We are also required to pay (i) letter of credit fees on the maximum amount that is available to be drawn and/or which is unreimbursed under all outstanding letters of credit, at a rate equal to the applicable margin for LIBOR-based loans under the Revolver on a per annum basis and (ii) customary fronting fees and other customary documentary fees in connection with the issuance of letters of credit.

Mandatory Prepayments

Term Loan Facility. Subject to certain exceptions, Olaplex, Inc. is required to prepay outstanding term loans under the Term Loan Facility in a principal amount equivalent to:

•

75% of annual excess cash flow (subject to certain customary deductions including, without limitation, any optional prepayments or permanent reductions of revolving commitments constituting indebtedness under the Credit Facilities or other First Lien Debt), which percentage is subject to (i) a step-down to 50% if our first lien leverage ratio is less than or equal to 3.50:1.00, but greater than 3.00:1.00, and (ii) a step-down to 25% if our first lien leverage ratio is less than or equal to 3.00:1.00; provided that such prepayment is required only in the amount (if any) by which such prepayment would exceed $2.5 million for the relevant measurement period;

•	100% of the net cash proceeds of any incurrence of indebtedness, subject to customary exceptions; and

•

100% of (i) net cash proceeds with respect to certain asset sales and (ii) certain net insurance / condemnation proceeds, in each case, only and to the extent the aggregate amount of such proceeds in any fiscal year exceeds $2.5 million and subject, in each case, to reinvestment rights and certain other customary exceptions.

Voluntary Prepayment

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Credit Facilities at any time without premium or penalty other than (i) customary “breakage” costs with respect to LIBOR borrowings and (ii) with respect to certain prepayments of term loans outstanding under the Term Loan Facility made prior to July 8, 2022, a premium of (x) 2.00% of the aggregate principal amount of the term loans so prepaid, repaid or refinanced prior to July 8, 2021 and (ii) 1.00% of the aggregate principal amount of the term loans so prepaid, repaid, or refinanced on or after July 8, 2021, but prior to July 8, 2022.

Amortization and Final Maturity

All outstanding loans under the Term Loan Facility and the Revolver are due and payable in full upon the six- and five-year anniversaries of the Acquisition Date, respectively. With respect to the term loans borrowed under the Term Loan Facility, Olaplex, Inc. is required to make scheduled quarterly amortization payments of $5,028,000 (which amount is subject to increase or reduction in accordance with the terms of the Credit Agreement) through and including December 31, 2025, with the remaining outstanding principal amount to be paid at maturity on January 8, 2026.

Guarantees and Security

All obligations of Olaplex, Inc., as borrower under the Credit Facilities are guaranteed by Penelope Intermediate Corp., as parent guarantor, and, subject to certain customary exceptions (including, without limitation, immaterial subsidiaries) the wholly-owned domestic subsidiaries of Olaplex, Inc. Such obligations are also secured, subject to certain exceptions, by a first priority security interest in substantially all of the assets of Olaplex, Inc. and the guarantors.

Certain Covenants and Events of Default

The Credit Agreement contains a number of restrictive covenants that, subject to certain thresholds, qualifications and exceptions, restrict the ability of Olaplex, Inc. and its subsidiaries to, among other things:

•	incur additional indebtedness or grant liens;

•	transfer material intellectual property outside of the credit group;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our capital stock;

•

make prepayments or repurchases of any debt above a certain threshold amount that is contractually subordinated with respect to right of payment or security, unsecured or secured on a junior basis to the Credit Facilities (“Restricted Debt”);

•	create negative pledge or other restrictions on the payment of dividends, the making of certain intercompany loan arrangements or the creation of liens in support of the Credit Facilities;

•	make investments, acquisitions, loans and advances;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions, or dispositions;

•	engage in transactions with affiliates;

•	materially alter the conduct of the business;

•	modify the terms of Restricted Debt; and

•	change the fiscal year.

In addition, the Credit Agreement contains a financial covenant requiring Olaplex, Inc. to maintain a secured leverage ratio, tested quarterly and subject to cure rights, of (x) 6.90:1.00 through the quarter ending September 30, 2021, (y) 5.90:1.00, beginning with the quarter ending December 31, 2021 through the quarter ending September 30, 2022 and (z) 5.50:1.00, beginning with the quarter ending December 31, 2022 through maturity.

The Credit Agreement also contains certain customary representations and warranties, affirmative covenants, reporting obligations and a passive holding company covenant with respect to Penelope Intermediate Corp. In addition, the lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which events of default include, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments and changes of control.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified in their entirety by reference to our restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering. Copies of these documents are filed as exhibits to the registration statement of which this prospectus is a part. The description of our common stock reflects the completion of the Pre-IPO Reorganization, which will occur prior to the completion of this offering. See “Reorganization” for more information concerning the Reorganization.

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of              shares of common stock, par value $0.001 per share and              shares of undesignated preferred stock par value $0.001 per share.

As of June 30, 2021, after giving effect to the Reorganization as if it had occurred on such date and the closing of this offering, there were              shares of our common stock outstanding and no shares of preferred stock outstanding, and had              stockholders of record of our common stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the Board of Directors may from time to time determine.

Voting Rights

Each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Except as otherwise required under the DGCL or provided for in our restated certificate of incorporation, all matters other than the election of directors will be determined by a majority of the votes cast on the matter and all elections of directors will be determined by a plurality of the votes cast. Any director may resign at any time upon notice given in writing, including by electronic transmission, to the Company. Vacancies and newly-created directorships shall be filled exclusively by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, except that any vacancy created by the removal of a director by the stockholders for cause shall be filled by vote of a majority of the outstanding shares of our common stock. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will not have any conversion rights and there will be no redemption or sinking fund provisions applicable to our common stock.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Stock Exchange Listing

We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “OLPX.”

Preferred Stock

Our restated certificate of incorporation will authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Once effective, our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Options

As of June 30, 2021, after giving effect to the Reorganization as if it had occurred on such date, options to purchase              shares of our common stock were outstanding under our 2020 Plan, of which              options were vested as of that date, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Because the number of shares of our common stock underlying stock options to be outstanding as of the consummation of this offering will be determined by reference to the initial public offering price in this offering, a change in the initial public offering price would have a corresponding impact on the number of shares of our common stock underlying stock options after giving effect to this offering. See “The Reorganization Treatment of Performance—Based Options and Cash-Settled Units.”

Anti-Takeover Effects of Our Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our restated certificate of incorporation and amended and restated bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

These provisions include:

Classified Board.    Our restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board of Directors. Upon completion of this offering, our Board of Directors will have              members.

Special Meetings of Stockholders.    Our restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only (i) by our chairperson of the Board of Directors, (ii) by a resolution adopted by a majority of our Board of Directors, or (iii) by our Secretary at the request of the holders of 50% or more of the outstanding shares of our common stock so long as the Advent Funds beneficially own a majority of the outstanding shares of our common stock.

Removal of Directors.    Our restated certificate of incorporation will provide that, so long as the Advent Funds beneficially own a majority of the outstanding shares of our common stock, our directors may be removed only for cause by the affirmative vote of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. Following the date on which the Advent Funds no longer beneficially own a majority of the outstanding shares of our common stock, no member of our Board of Directors may be removed from office except for cause by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of our outstanding shares of capital stock entitled to vote thereon.

Elimination of Stockholder Action by Written Consent.    Our restated certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting following the date on which the Advent Funds no longer beneficially own a majority of the outstanding shares of our common stock.

Advance Notice Procedures.    Our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the amended and restated bylaws will not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders.    We will elect in our restated certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the Company’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they provide that the Advent Funds and their respective successors, transferees and affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Choice of Forum.    Our restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined above) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for Covered Claims. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Our restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.

The choice of forum provisions to be contained in our restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.

Amendment of Charter Provisions and Bylaws.    The amendment of any of the above provisions, following the date on which the Advent Funds no longer beneficially own a majority of the outstanding shares of our common stock, except for the provision making it possible for our Board of Directors to issue preferred stock, would require the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of our outstanding shares of capital stock entitled to vote thereon.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our Board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunities

Our restated certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of the Advent Funds and all of their respective partners, principals, directors, officers, members, managers and/or employees, including any of the foregoing who serve as directors of the Company, or the business opportunities presented to Ms. Dagousset in her capacity as an officer or employee of Chanel, and each such party shall not have any obligation to offer us those opportunities.

Limitations on Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL or any other law of the state of Delaware and our amended and restated bylaws will provide that we may indemnify our directors and our officers that are appointed by the Board of Directors to the fullest extent permitted by applicable law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into similar agreements with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     . Its address is                     . Its telephone number is                    .

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have a total of              shares of our common stock outstanding (             shares if the underwriters exercise in full their option to purchase additional shares in this offering). Of the outstanding shares of common stock, the              shares sold in this offering by us or the selling stockholders (or             shares if the underwriters exercise in full their option to purchase additional shares in this offering) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including the Advent Funds ), may be sold only in compliance with the limitations described below.

The              shares of common stock held by the Advent Funds and by certain of our directors and executive officers after this offering, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, representing     % of the total outstanding shares of our common stock following this offering, will be deemed “restricted securities” under the meaning of Rule 144 and may be sold in the public market only if registered under the Securities Act or if an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below.

In addition, shares of our common stock will be authorized and reserved for issuance in relation to potential future awards under the 2021 Plan to be adopted in connection with this offering.

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.”

Our restated certificate of incorporation will authorize us to issue additional shares of common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion. In accordance with the DGCL and the provisions of our restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers, and duties that are different from, and may be senior to, those applicable to shares of common stock. See “Description of Capital Stock.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•

the average reported weekly trading volume of our common stock on the the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, our directors and executive officers, the selling stockholders and substantially all holders of our outstanding common stock prior to this offering will sign lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of our common stock, each held by them, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. See “Underwriting” for a description of these lock-up agreements.

Registration Rights

Subject to certain exceptions, holders of              shares of our common stock will be entitled to the registration rights described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2020 Plan and the 2021 Plan to be adopted in connection with this offering. We expect to file these registration statements as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 relating to the outstanding rollover options, restricted stock, restricted stock units and performance stock units issued under the 2020 Plan and the 2021 Plan will cover              shares.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock issued pursuant to this offering as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, and rulings and judicial decisions interpreting the foregoing, in each case as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with the alternative minimum tax, the Medicare contribution tax, U.S. federal tax laws other than U.S. federal income or estate tax laws, or any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances or status. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company,” financial institution, broker-dealer, insurance company, tax-exempt entity, a corporation that accumulates earnings to avoid U.S. federal income tax, a person subject to special tax accounting as a result of any item of gross income taken into account in an applicable financial statement under Section 451(b) of the Code, a person in a special situation such as those who have elected to mark securities to market or those who hold shares of common stock as part of a straddle, hedge, conversion transaction, or synthetic security or a partnership or other pass-through entity (or beneficial owner thereof) for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A modified definition of “non-U.S. holder” applies for U.S. federal estate tax purposes (as discussed below).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction, and the application of any tax treaties.

Distributions on Common Stock

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s shares of our common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Subject to the discussion below regarding effectively connected income, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, as discussed further below. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, or, in certain cases involving individual holders, a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed, valid IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. You are urged to consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may be entitled to a refund of any excess amounts withheld if the non-U.S. holder timely files an appropriate claim for refund with the IRS.

The foregoing discussion is subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Requirements.”

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”) below, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes during the applicable period specified in the Code, and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may in certain cases be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a U.S. citizen or resident (as specifically determined for U.S. federal estate tax purposes) on the date of the individual’s death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions made to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement for the exchange of information.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under FATCA, a 30% U.S. federal withholding tax may apply to any dividends paid on and (subject to the proposed U.S. Treasury regulations discussed below) gross proceeds from the sale or other disposition of shares of our common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax upon filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden).

Under the applicable U.S. Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed U.S. Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued.

You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of shares of our common stock.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
BofA Securities, Inc.
Evercore Group L.L.C.
Jefferies LLC
Raymond James & Associates, Inc.
Cowen and Company, LLC
Piper Sandler & Co.
Truist Securities, Inc.
Telsey Advisory Group LLC
Drexel Hamilton, LLC
Loop Capital Markets LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date      days after the date of this prospectus, except with the prior written consent of             . This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and our representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the Nasdaq Global Select Market under the symbol “OLPX.” In order to meet one of the requirements for listing the common stock on the Nasdaq Global Select Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 450 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering payable by us will be approximately $            .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved for sale up to         % of the shares of common stock offered by this prospectus for sale, at the initial public offering price per share, to certain individuals in our stylist community through a directed share program. If purchased by these persons, these shares will not be subject to a lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered under this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares. The directed share program will be arranged through Goldman Sachs & Co. LLC.

Selling Restrictions

European Economic Area

In relation to each Member State of the EEA, each a “Relevant State”, no offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant State, other than:

•	at any time to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•	at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the U.K., or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or be caused to be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No offer of securities which are the subject of the offering contemplated by this prospectus may be made to the public in the U.K., other than:

•	at any time to any legal entity which is a “qualified investor” as defined in Article 2 of the U.K. Prospectus Regulation;

•

at any time to fewer than 150 natural or legal persons (other than “qualified investors” as defined in Article 2 of the U.K. Prospectus Regulation) in the U.K. subject to obtaining the prior consent of the underwriters; or

•	at any time in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of securities referred to above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation.

For the purposes of this provision, the expression “an offer of securities to the public” in relation to any securities means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased) under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Mexico

The shares have not been registered with the National Securities Registry (Registro Nacional de Valores) or reviewed or authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico or listed in any Mexican securities exchange. Any Mexican investor who acquires shares does so at his or her own risk. The shares will be initially placed with less than 100 persons in Mexico. Once placed, the shares can be resold exclusively to persons that qualify as qualified investors or institutional investors pursuant to applicable provisions of Mexican law.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The financial statements of Penelope Holdings Corp. as of December 31, 2020 and December 31, 2019, and for each of the two years in the period ended December 31, 2020, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Olaplex Holdings, Inc. as of June 30, 2021, included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above or inspect them without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Olaplex Holdings, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Olaplex Holdings, Inc. (the “Company”) as of June 30, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Los Angeles, CA

August 6, 2021

We have served as the Company’s auditor since 2021.

Olaplex Holdings, Inc.

Balance sheet

As of June 30, 2021

(In dollars, unless otherwise stated)

June 30, 2021
Assets
Total assets	$—

Liabilities
Total liabilities	$—

Commitments and contingencies (Note 3)
Stockholders’ equity
Common stock, $0.001 par value; 1,000 shares authorized, none issued or outstanding	$—

Total liabilities and stockholder equity	$—

OLAPLEX HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENT

AS OF JUNE 30, 2021

NOTE 1 - ORGANIZATION

Olaplex Holdings, Inc. (the “Company”) was formed as a Delaware corporation on June 8, 2021. The Company’s fiscal year end is December 31. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Penelope Holdings Corp. and subsidiaries. Prior to the consummation of the public offering, the Company will be the indirect parent of Penelope Holdings Corp. and will operate and control all of the businesses and affairs of Penelope Holdings Corp. and subsidiaries. Through its control of the operating entities of Penelope Holdings Corp., principally Olaplex Inc., the Company will continue to conduct the business now conducted by those entities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Balance Sheet is presented in accordance with United States generally accepted accounting principles (“GAAP”). Separate statements of income/(loss) and comprehensive income/(loss), changes in stockholders’ equity and cash flows have not been presented because there have been no activities in this entity from the date of inception through June 30, 2021.

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. The Company’s year-end is December 31.

The Balance Sheet has been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

Income Taxes

The Company is treated as a subchapter C corporation, and therefore, is subject to both federal and state income taxes.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies.

NOTE 4 - COMMON STOCK

The Company is authorized to issue 1,000 shares of common stock, par value $0.001 per share, none of which have been issued or are outstanding.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 6, 2021, the date that this financial statement was issued, and has concluded that there were no such events that require adjustment to the financial statement or disclosure in the notes to the financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Penelope Holdings Corp. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Penelope Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2020 (Successor) and 2019 (Predecessor) (see Note 1 to the consolidated financial statements), and the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 (Successor) and 2019 (Predecessor), and the results of its operations and its cash flows for the years in the periods ended December 31, 2020 (Successor) and 2019 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company adopted Financial Accounting Standard Board Accounting Standard Codification 606, Revenue from Contracts with Customers, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Explanatory paragraph

As discussed in Note 1 and Note 5 to the financial statements, the Company acquired Olaplex, LLC and the intellectual property operations of an affiliated business, LIQWD, Inc. (collectively the “Olaplex business”), on January 8, 2020 (the “Acquisition”). As a result, the assets acquired and liabilities assumed by the Company as part of the Acquisition have been recorded at fair value as of January 8, 2020. Due to the change in the basis of accounting resulting from the application of the acquisition method of accounting, the predecessor period includes the financial position and results of operations of the Olaplex business.

/s/ Deloitte & Touche LLP

Los Angeles, California

June 25, 2021

We have served as the Company’s auditor since 2021.

Penelope Holdings Corp. and subsidiaries

Consolidated balance sheets

As of December 31, 2020 (Successor) and December 31, 2019 (Predecessor)

(In thousands, except shares)

	December 31, 2020	December 31, 2019
	(Successor)	(Predecessor)
Assets
Current Assets:
Cash and cash equivalents	$10,964	$3,155
Accounts receivable, net	14,377	8,350
Inventory	33,596	15,892
Other current assets	2,422	404

Total current assets	61,359	27,801
Property and equipment, net	34	24
Intangible assets, net	1,092,310	256
Goodwill	168,300	—
Deferred taxes	10,830	—

Total assets	$1,332,833	$28,081

Liabilities and stockholder’s and members’ equity
Current Liabilities:
Accounts payable	$16,815	$935
Accrued expenses and other current liabilities	9,862	2,140
Current portion of long-term debt	20,112	—
Due to affiliate	—	6,597

Total current liabilities	46,789	9,672
Long-term debt	755,371	—

Total liabilities	802,160	9,672

Contingencies (Note 13)

Stockholder’s and Members’ equity:
Common stock, $0.001 par value; 2,000,000 shares authorized, 959,868 shares issued and outstanding as of December 31, 2020 (Successor)	960	—
Members’ equity (Predecessor)	—	18,409
Additional paid-in capital	529,713	—
Retained earnings	—	—

Total stockholder’s and members’ equity	530,673	18,409

Total liabilities and stockholder’s and members’ equity	$1,332,833	$28,081

The accompanying notes are an integral part of these consolidated financial statements.

Penelope Holdings Corp. and subsidiaries

Consolidated statements of operations and comprehensive income

For the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor)

(In thousands)

	Year ended December 31, 2020	Year ended December 31, 2019
	(Successor)	(Predecessor)
Net sales	$282,250	$148,206
Cost of sales:
Cost of product (excluding amortization)	96,611	31,171
Amortization of patented formulations	6,052	—

Total cost of sales	102,663	31,171

Gross profit	179,587	117,035

Operating expenses:
Selling, general, and administrative	37,170	56,698
Amortization of other intangible assets	39,825	—
Acquisition costs	16,499	—

Total operating expenses	93,494	56,698

Operating income	86,093	60,337
Interest (expense) income, net	(38,645)	39
Other (expense) income, net	(190)	503

Income before provision for income taxes	47,258	60,879
Income tax provision	7,980	—

Net income	$39,278	$60,879

Comprehensive income	$39,278	$60,879

Net income per share (unit):
Basic	$41.73	$60.88
Diluted	$41.63	$60.88
Weighted average common shares (units) outstanding:
Basic	941,313	1,000,000
Diluted	943,437	1,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Penelope Holdings Corp. and subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor)

(In thousands)

	Common Stock
STOCKHOLDER’S EQUITY (SUCCESSOR)	Shares	Amount	Additional Paid in Capital	Members’ Equity	Retained Earnings	Total Equity
Issuance of common stock	959,868	$960	$958,908	$—	$—	$959,868
Net income	—	—	—	—	39,278	39,278
Share-based compensation expense	—	—	1,527	—	—	1,527
Dividend payments	—	—	(430,722)	—	(39,278)	(470,000)

Balance - December 31, 2020	959,868	$960	$529,713	$—	$—	$530,673

MEMBERS’ EQUITY (PREDECESSOR)
Balance - January 1, 2019	—	—	—	$21,576	$2,341	$23,917
Adoption of ASC 606	—	—	—	—	(1,363)	(1,363)
Net income	—	—	—	—	60,879	60,879
Distributions	—	—	—	(3,167)	(61,857)	(65,024)

Balance - December 31, 2019	—	$—	$—	$18,409	$—	$18,409

The accompanying notes are an integral part of these consolidated financial statements.

Penelope Holdings Corp. and subsidiaries

Consolidated statements of cash flow

For the years ended December 31, 2020 (Successor) and December 31, 2019 (Predecessor)

(In thousands)

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(Successor)	(Predecessor)
Cash flows from operating activities:
Net income	$39,278	$60,879
Adjustments to reconcile net income to net cash from operations provided by operating activities:
Amortization of patent formulations	6,052	—
Amortization of other intangibles	39,825	—
Amortization of fair value of acquired inventory	44,721	—
Amortization of debt issuance costs	1,752
Deferred taxes	(4,428)	—
Share-based compensation expense	1,527	—
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable, net	(7,118)	(4,877)
Inventory	(14,242)	(3,852)
Other current assets	(2,094)	(157)
Accounts payable	14,865	(2,227)
Accrued expenses and other current liabilities	8,837	2,803

Net cash provided by operating activities	128,975	52,569

Cash flows from investing activities:
Purchase of property and equipment	(27)	(7)
Business acquisition, net of acquired cash	(1,381,582)	—
Proceeds from sale of investments	—	3,418

Net cash (used in) provided by investing activities	(1,381,609)	3,411

Cash flows from financing activities:
Dividend / distribution payments	(470,000)	(65,024)
Proceeds from the issuance of stock	959,868	—
Proceeds from Revolver	50,000	—
Principal payments of Term Loan	(10,653)	—
Payments of Revolver	(50,000)	—
Proceeds from the issuance of Term Loan	800,000	—
Payments of debt issuance costs	(15,617)	—

Net cash provided by (used in) financing activities	1,263,598	(65,024)

Net increase (decrease) in cash and cash equivalents	10,964	(9,044)
Cash and cash equivalents - beginning of year	—	12,199

Cash and cash equivalents - end of year	$10,964	$3,155

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$9,914	$—
Cash paid during the year for interest	34,566	—
Cash received for interest on investments	—	58

The accompanying notes are an integral part of these consolidated financial statements.

PENELOPE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 (SUCCESSOR) AND 2019 (PREDECESSOR)

(DOLLARS IN THOUSANDS, EXCEPT SHARES (UNITS) AND PER SHARE (UNIT) AMOUNTS)

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Penelope Holdings Corp. (“Penelope” together with its subsidiaries, the “Company” or “we”) is a wholly owned subsidiary of Penelope Group Holdings, L.P. (the “Parent”). Penelope was formed as a Delaware corporation on November 13, 2019. Penelope is organized as a holding company and operates through its wholly owned subsidiary, Olaplex, Inc., which conducts business under the name “Olaplex”. Olaplex develops and manufactures shampoos, conditioners and specialty products that are used to protect, strengthen, and rebuild broken bonds in damaged hair caused by damage from chemical, thermal, and mechanical processes.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”) with all intercompany balances and transactions eliminated. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

On January 8, 2020 (the “Acquisition Date”), a group of third-party investors, through Penelope, acquired 100% of the Olaplex LLC business, including the intellectual property operations of another affiliated business, LIQWD, Inc. (“LIQWD IP”) (collectively, the “Olaplex business”), from the owners of the Olaplex Business (the “Sellers”) for $1,381,582 (the “Acquisition”). Subsequent to the Acquisition Date, all of the operations of Olaplex are comprised of the operations of Olaplex, Inc.

The Company has presented the financial statements in a format with a 2020 successor fiscal year from January 1, 2020 to December 31, 2020 and 2019 predecessor fiscal year. Given the insignificance of the operations of the acquired Olaplex business between, January 1, 2020 and the Acquisition Date, separate financial statements have not been prepared and the associated acquisition accounting has been reflected as occurring as of January 1, 2020.

The predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC entity and the intellectual property operations of LIQWD, Inc. during the comparable 2019 predecessor fiscal year applying the Company’s US generally accepted accounting principles. The primary business of LIQWD, Inc. was to develop intellectual property of hair and cosmetic products. Prior to the Acquisition, the Company had a worldwide exclusive right and license to exploit the LIQWD, Inc. patent under a specified royalty arrangement with LIQWD, Inc. The intellectual property operations of LIQWD, Inc. during the 2019 year were separately identified from the other operations of the LIQWD, Inc. entity with $134 of cash, $30,542 of royalty receivables, $256 of intangible assets, $284 of liabilities, $86,767 of royalty revenues, and $24,578 of expenses associated with such intellectual property business included in the predecessor period of the Company. All royalty amounts under the royalty agreement charged between LIQWD, Inc. and the Company were eliminated in combining the LIQWD, Inc. intellectual operations with the Company’s operations in the predecessor period.

The comparable predecessor period does not include an income tax provision due to the Sellers operating the Olaplex business through pass through entities subject to tax at the unitholder level.

The following summarizes the financial statement amounts of the intellectual property operations of LIQWD, Inc., the associated eliminations in combining those amounts with those of the Company, and the resulting balances included in the Predecessor period:

	LIQWD, Inc.	LIQWD, Inc. Eliminations	Included in Predecessor
Cash	$134	$—	$134
Royalty receivables	30,542	(30,542)	—
Intangible assets	256	—	256
Total assets	30,932	(30,542)	390
Total liabilities	284	—	284
Royalty revenues	86,767	(86,767)	—
Expenses	24,578	—	24,578

In these financial statements, the term “Olaplex” is used to refer to either the operations of the business prior to or after the Acquisition depending on the respective period discussed.

COVID-19 — On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The global spread and unprecedented impact of COVID-19 continues to create significant volatility, uncertainty and economic disruption. The Company’s operations and its financial results including net sales, gross profit, and selling, general, and administrative expenses were impacted by COVID-19 in 2020, however the Company is unable to estimate the impact of COVID-19 on its operations.

The extent of COVID-19’s effect on the Company’s operational and financial performance will depend on future developments, including the ultimate duration, spread and intensity of the pandemic (including any resurgences), impact of the new COVID-19 variants and the rollout of COVID-19 vaccines, and the level of social and economic restrictions imposed in the United States and abroad in an effort to curb the spread of the virus, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of the COVID-19 pandemic on the Company’s business, results of operations, financial condition or liquidity. Future events and effects related to COVID-19 cannot be determined with precision and actual results could differ from estimates or forecasts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Combination

The 2020 consolidated financial statements cover Olaplex, Inc. and its wholly owned subsidiary, Olaplex UK Limited, a private limited company incorporated in England and Wales. The accompanying 2020 consolidated financial statements reflect the financial position, results of operations and comprehensive income, and cash flows of the Company and its wholly owned subsidiary on a consolidated basis. All intercompany account balances and transactions have been eliminated.

The accompanying 2019 financial statements reflect the financial position, results of operations and comprehensive loss, and cash flows of Olaplex, LLC and LIQWD IP on a combined basis due to common ownership. All activity and account balances between the combined entities have been eliminated. The 2020 and 2019 financial statements are referred to as the “consolidated financial statements” herein.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples of estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, variable consideration, and other obligations such as product returns and refunds; loss contingencies; the fair value of share-based options; the fair value of and/or potential impairment of goodwill and intangible assets for our reporting unit; useful lives of our tangible and intangible assets; allowances for doubtful accounts; the net realizable value of, and demand for our inventory. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash balances at several high credit quality financial institutions. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation (the “FDIC”). At times, such cash balances may be in excess of the $250 FDIC insurance limit. As of December 31, 2020 and December 31, 2019, the Company has cash equivalents of $10,964 and $3,155, respectively. The Company has not experienced any losses in such accounts.

Accounts Receivable – net

Accounts receivable are recorded at net realizable value. The Company has recorded an allowance for reductions to prices for agreed-upon deductions, including allowances for advertising, damages, promotions, and returns. As of both December 31, 2020 and December 31, 2019, this promotional allowance was $1,362. As of December 31, 2020 and December 31, 2019, the Company did not have an allowance for doubtful accounts. In arriving at this conclusion, the Company evaluated historical losses, age of receivables, adverse situations that may affect a customer’s ability to repay and prevailing economic conditions. The Company has generally not experienced difficulties collecting from customers in a timely manner.

Inventory

Inventory includes inventory that is saleable or usable in future periods and is stated at the lower of cost or net realizable value using the average cost method. Cost components include raw materials and finished goods. The finished goods are produced at third-party contract manufacturers. The Company allocates the amortized cost of its patented formulation to finished goods inventory. Management estimates an allowance for excess and obsolete inventory based on a calculation of excess on hand quantities of slow-moving inventory. As of December 31, 2020 and December 31, 2019, there was no allowance for excess and obsolete inventory.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations. Under the acquisition method of accounting, the total consideration transferred in connection with the acquisition is allocated to the tangible and intangible assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree based on their fair values. Goodwill acquired in connection with business combinations represents the excess of consideration transferred over the net tangible and identifiable intangible assets acquired. The acquired goodwill is deductible for income tax purposes. Certain assumptions and estimates are employed in evaluating the fair value of assets acquired and liabilities assumed. These estimates may be affected by factors such as changing market conditions, or changes in regulations governing the industry. The most significant assumptions requiring judgment involve identifying and estimating the fair value of intangible assets and the associated useful lives for establishing amortization periods. To finalize purchase accounting for significant acquisitions, the Company utilizes the services of independent valuation specialists to assist in the determination of the fair value of acquired tangible and intangible assets.

The purchase price allocations for business combinations completed are prepared on a preliminary basis and changes to those allocations may occur as additional information becomes available about facts and circumstances that existed as of the acquisition date during the respective measurement period (up to one year from the respective acquisition date). Changes in the fair value of assets and liabilities recognized at fair value on the acquisition date that result from events that occur after the acquisition date are re-measured to fair value at future reporting dates with changes recognized in earnings. The Company includes the results of operations of the businesses acquired as of the acquisition dates.

Costs that are incurred to complete the business combination such as legal and other professional fees are not considered part of consideration transferred and are charged to operating expenses as they are incurred.

Goodwill and Intangible Assets

Goodwill is calculated as the excess of the purchase consideration paid in the acquisition of a business over the fair value of the identifiable assets acquired and liabilities assumed.

Goodwill is reviewed annually at the beginning of the fourth quarter for impairment, at the reporting unit level, or when there is evidence that events or changes in circumstances indicate that the Company’s carrying amount may not be recovered. A reporting unit is an operating segment or a component of an operating segment. When testing goodwill for impairment, the Company first assesses qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If factors indicate that the fair value of the asset is less than its carrying amount, the Company will perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including discount rate, growth rate, and future financial performance. Valuations of similar public companies may also be evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference. The Company has identified one reporting unit for purposes of impairment testing.

Definite-lived intangible assets are amortized over their estimated useful lives, which represents the period over which the Company expects to realize economic value from the acquired assets, using the economic consumption method if anticipated future net sales can be reasonably estimated. The straight-line method is used when future net sales cannot be reasonably estimated. The following provides a summary of the estimated useful lives by category of asset.

Brand name	25 years
Customer relationships	20 years
Patented formulations	15 years

Impairment of Long-Lived Assets

The Company reviews long-lived tangible and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of such events include a significant disposal of a portion of such assets, an adverse change in the market involving the business employing the related asset, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business, and a significant change in the operations of an acquired business. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate it utilizes to evaluate potential investments. No intangible asset impairment was recorded for fiscal years ended December 31, 2020 and December 31, 2019.

Fair value measurements are based on significant inputs that are not observable in the market and therefore represent a Level 3 measurement. Significant changes in the underlying assumptions used to value long-lived assets could significantly increase or decrease the fair value estimates used for impairment assessments.

Debt Issuance Costs

Original issue discount costs and third-party issue costs incurred in connection with the issuance of long-term debt are deferred and amortized over the life of the associated debt instrument on a straight-line basis, in a manner that approximates the effective interest method. To the extent that the debt is outstanding, these amounts are reflected in the consolidated balance sheets as direct deductions from the long-term debt. As of December 31, 2020, the Company had $13,864 of unamortized deferred financing costs related to its credit facilities.

Property and Equipment

Property and equipment are stated at historical cost net of accumulated depreciation. The cost of assets sold or retired, and the related accumulated depreciation, are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in operating results for the period.

Estimated useful lives of the Company’s assets are as follows:

Molds	3-5 years
Motor vehicles	5 years
Furniture and fixtures	3-7 years

Deferred Revenue

Amounts received from international customers in the form of cash pre-payments to purchase goods are recorded as deferred revenue for contract liabilities until the goods are shipped. Unredeemed gift cards are recorded as deferred revenue. Customer pre-payments and gift cards are included as accrued expenses and other current liabilities. Customer pre-payments and unredeemed gift cards were $1,759 and $1,100 as of December 31, 2020 and December 31, 2019, respectively.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are converted to the functional currency at the applicable current rates, including the Company’s subsidiary, Olaplex UK, whose functional currency is in US dollars. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange loss or gain is reflected in foreign currency exchange loss or gain in the accompanying statements of operations and comprehensive loss. Foreign exchange (losses) gains were ($129) and $18 for the years ended December 31, 2020 and December 31, 2019, respectively.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company’s Level 1 assets consist of its marketable securities.

Level 2—Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that are not corroborated by market data.

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The Company’s long-term debt is recorded at its carrying value in the consolidated balance sheets, which may differ from fair value.

The gross carrying amount of the Company’s bank debt, before reduction of the debt issuance costs, approximates its fair values as the stated rate approximates market rates for loans with similar terms as of December 31, 2020. The predecessor entity had no long-term debt as of December 31, 2019. The fair value of amounts due to affiliates are not determinable due to the related party nature of the balances.

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one operating segment and one reportable segment.

Revenue Recognition

The Company derives its revenue through the sale of its specialty hair care products. The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenue in the amount that reflects the consideration that the Company expects that it will be entitled to in exchange for transferring goods to its customers. Net sales are comprised of the transaction price from sales of products less expected allowances, including allowances for advertising, damages, promotions, discounts, and return rights. These provisions are estimated based on agreed-upon terms and the Company’s historical experience and are recorded as a reduction to sales and accounts receivable in the same period the related sales are recorded. The Company experienced immaterial returns during the years ended December 31, 2020 and December 31, 2019.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the customers based on the terms of sale. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred to the customer. Generally, revenue from sales of merchandise to customers are recognized at a point in time, based on customer agreements and is recorded in the period the product is shipped or delivered in accordance with the shipping terms. For the Company’s Olaplex.com website transactions, revenue is recognized upon delivery to customers. The Company’s professional and retail distributors consist of local and international customers. Payments from international customers are due in advance. The Company records deferred revenue for contract liabilities from contracts with customers in which the customer prepays for the order. Payments from US-based customers are invoiced and typically due within 30-60 days.

The Company has elected to account for shipping and handling as fulfillment activities and not as a separate performance obligation. As of December 31, 2020, other than accounts receivable, the Company has no material contract assets. The Company has contract liabilities of $2,314 consisting of customer transit orders, deposits, and unredeemed gift cards with opening contract liabilities of $1,181 recognized as net sales in 2020.

Sales tax, when applicable, that is collected in connection with revenue transactions is withheld and remitted to the respective taxing authorities. Shipping and fulfillment costs charged to customers are included as revenue in total net sales. Shipping costs incurred by the Company to ship between third-party manufacturers and warehouses are capitalized to inventory and included in cost of sales. Shipping and fulfillment costs incurred by the Company to ship to customers are included in selling, general, and administrative expenses.

Practical Expedients

The Company elected to record revenue net of sales and excise taxes collected by customers, all of which the Company has the primary responsibility to pay and remit to taxing authorities. Taxes are excluded from the transaction price.

The Company elected not to disclose revenue related to remaining performance obligations for partially completed or unfulfilled contracts that are expected to be fulfilled within one year as such amounts are deemed to be insignificant.

Cost of Sales

Cost of sales includes the aggregate costs to procure the Company’s products, including the amounts invoiced by third-party contract manufacturers and suppliers for finished goods, as well as costs related to transportation to distribution centers, amortization of the patented formulations, and amortization of the fair value step-up of inventory.

Selling, General and Administrative Expenses

Selling, general, and administrative (“SG&A”) expenses primarily consist of personnel-related expenses, including salaries, bonuses, fringe benefits and share-based compensation expense, marketing and digital expenses, warehousing, fulfillment, and distribution costs, costs related to merchandising, product development costs, and depreciation of property and equipment.

Income Taxes

The Company uses the asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes includes Federal, and state income taxes currently payable or receivable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes deferred tax assets to the extent it believes the assets are more likely than not to be realized. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and the results of recent operations. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There were no Uncertain Tax Provisions (“UTPs”) identified at December 31, 2020 and December 31, 2019.

The Company recognizes interest and penalties, if any, associated with tax matters (including UTPs) as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the Company’s consolidated balance sheet.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. Although the Company deposits its cash with creditworthy financial institutions, its deposits, at times, may exceed federally insured limits. To date, the Company has not experienced any losses on it cash deposits.

The Company extends credit to customers in certain industries, such as retail, which may be affected by changes in economic or other external conditions. Three of the Company’s customers represented 31% and 41% of total net sales for the years ended December 31, 2020 and December 31, 2019, respectively. Three of the Company’s customers represented 45% and 53% of accounts receivable as of December 31, 2020 and December 31, 2019, respectively. The Company has not experienced any bad debt losses due to this concentration. No other customers individually have greater than 10% of total net sales or accounts receivable.

The Company purchases its inventories for certain product categories from a small number of vendors. Three of the Company’s vendors, of which one is also one of their contract manufacturers, represented 79% and 55% of the Company’s inventory purchases for the years ended December 31, 2020 and December 31, 2019, respectively. These same vendors represented 52% and 65% of accounts payable as of December 31, 2020 and December 31, 2019, respectively. No other vendor individually has greater than 10% of total inventory purchases or accounts payable.

Marketing and Advertising

The Company expenses marketing and advertising costs as incurred. Selling, general, and administrative expenses include marketing and advertising expenses of $2,521 and $1,500 for the years ended December 31, 2020 and December 31, 2019, respectively, in the accompanying consolidated statements of operations and comprehensive income.

Shipping and Fulfillment

Shipping and fulfillment costs incurred by the Company to ship to customers are expensed as incurred and are included in selling, general, and administrative expenses. Shipping and fulfillments costs are $4,126 and $777 for the years ended December 31, 2020 and December 31, 2019, respectively, in the accompanying consolidated statements of operations and comprehensive income.

Share-Based Compensation

Share-based compensation options granted to employees, non-employees and directors are measured at fair value at the respective grant dates and recognized as share-based compensation expense. Share-based compensation expense equal to the fair value of time-based service options that are expected to vest is estimated using the Black-Scholes model and recorded over the period the grants are earned, which is the requisite service period.

The Company uses a Monte Carlo option-pricing model to estimate the fair value of its performance-based options. This model requires the use of highly subjective and complex assumptions including volatility, and expected option life. The costs relating to share-based compensation expense are recognized in selling, general, and administrative expenses in our consolidated statements of operations and comprehensive income, and forfeitures are recognized and accounted for as they occur.

Recently Adopted Accounting Pronouncements

If the Company or its prospective parent company becomes public or is public, the Company expects such public company to be an “emerging growth company.” The JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In May 2014, the FASB issued ASC 606—Revenue from Contracts with Customers (“ASC 606”), which amended the accounting standards for revenue recognition and expanded the Company’s disclosure requirements. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 also includes Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. This standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The predecessor entity adopted ASC 606 effective January 1, 2019 under the modified retrospective method. As a result of applying the modified retrospective method to adopt the new revenue guidance, the predecessor entity recognized a $1,363 decrease to retained earnings.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 requires entities to use a screen test to determine when an integrated set of assets and activities is not a business or if the integrated set of assets and activities needs to be further evaluated against the framework. ASU 2017-01 is effective for fiscal years beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. ASU 2017-01 must be applied prospectively with early adoption permitted. The adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04—Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill impairment test. The amendment is effective for fiscal years beginning after December 15, 2022. The Company early adopted this standard on January 1, 2020. The adoption did not have a material impact on the Company’s financial statements.

In August 2018, FASB issued ASU 2018-13, Fair Value Measurement—Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the standard for disclosures modified or removed with a delay of adoption of the additional disclosures until their effective date. The adoption of this standard was early adopted for the 2019 predecessor period and did not have a material impact on our consolidated financial statements and related disclosures.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, (“ASU 2019-04”). ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses (ASU 2016-13), hedging (ASU 2017-12), and recognition and measurement of financial instruments (ASU 2016-01). The amendments generally have the same effective dates as their related standards. The amendments of ASU 2016-01 and ASU 2016-13 are effective for fiscal years beginning after December 15, 2019; early adoption is permitted. ASU 2017-02 is not relevant to the Company as the Company does not engage in hedging activities. The adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). The standard largely aligns the accounting for share-based payment options issued to employees and non-employees by expanding the scope of ASC 718 to apply to non-employee share-based transactions, as long as the transaction is not effectively a form of financing. For public entities, ASU 2018-07 was required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, ASU 2018-07 is effective for annual periods beginning after December 15, 2019 and interim periods within those fiscal years. Early adoption is permitted for all entities but no earlier than the Company’s adoption of ASU 2018-07. The Company adopted ASU 2018-07 as of the required effective date of January 1, 2020. The adoption of ASU 2018-07 adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12—Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes. This standard removes certain exceptions for investments, intra-period allocations and interim tax calculations and adds guidance to reduce complexity in accounting for income taxes. The amendment is effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. The Company elected to early adopt ASU 2019-12. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not believe this standard will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. The amendments in the ASU are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application of the amendments is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides an optional expedient and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates (“IBORs”) and, particularly, the risk of cessation of the LIBOR, regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. The ASU provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. The ASU can be adopted no later than December 1,

2022 (fiscal year 2023) with early adoption permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements and related disclosures.

NOTE 3 - INVENTORY

Inventory as of December 31, 2020 and December 31, 2019 consisted of the following:

	For the Year Ended
	December 31, 2020 (Successor)	December 31, 2019 (Predecessor)
Raw materials	$7,773	$4,230
Finished goods	25,823	11,662

Inventory	$33,596	$15,892

NOTE 4 – NET SALES

The Company distributes products through national and international professional distributors and retailers as well as direct-to-consumers (“DTC”) through e-commerce channels. The marketing and consumer engagement benefits that the direct channels provide are integral to the Company’s brand and product development strategy and drives sales across channels. As such, the Company’s three business channels consist of professional, specialty retail and DTC as follows:

	For the Year Ended
	December 31, 2020 (Successor)	December 31, 2019 (Predecessor)
Net sales by Channel:
Professional	$156,199	$98,333
Specialty retail	50,718	28,946
DTC	75,333	20,927

Total Net sales	$282,250	$148,206

Revenue by major geographic region is based upon the geographic location of customers who purchase our products. During the years ended December 31, 2020 and December 31, 2019, our Net sales to consumers in the United States and International regions were as follows:

	For the Year Ended
	December 31, 2020 (Successor)	December 31, 2019 (Predecessor)
Net sales by Geography:
United States	$149,272	$83,083
International	132,978	65,123

Total Net sales	$282,250	$148,206

United Kingdom net sales for the years ended December 31, 2020 and December 31, 2019 were 17% and 10% of total net sales, respectively. No other International country exceeds 10% of total net sales.

NOTE 5 - BUSINESS COMBINATIONS

On January 8, 2020, the Company completed an acquisition to acquire the net assets of the Olaplex business. The purchase price was $1,381,582 in net cash paid.

Information regarding the net cash consideration paid and fair value of the assets and liabilities assumed at the acquisition date is as follows:

Fair value of assets acquired	$1,216,259
Goodwill	168,300
Fair value of liabilities assumed	(2,977)

Net cash paid for acquisition	$1,381,582

Purchase price is comprised of:
Cash, net of acquired cash	$1,381,582

Net cash paid for acquisition	$1,381,582

Allocation of purchase price:
Net tangible assets (liabilities):
Inventory	$61,262
Accounts receivable and other current assets	7,595
Deferred tax assets	6,402
Liabilities	(2,977)

Net tangible assets	72,282

Identifiable intangible assets:
Brand name	952,000
Patented formulations	136,000
Customer relationships	53,000

Total identifiable intangible assets	1,141,000
Goodwill	168,300

Net assets acquired	$1,381,582

Our brand name, patented formulations, and customer relationship and intangibles were assigned estimated useful lives of 25 years, 15 years, and 20 years, respectively, the weighted average of which is approximately 23.6 years. The estimated useful life of intangible assets have been determined to be the period over which an asset is expected to contribute directly to future cash flows. Factors used in determining such periods include consideration of the nature of the asset, the expected use of the related asset and consideration of the lives determined for comparable assets by the Company’s industry peers. Additionally, for the patent intangible the remaining legally enforceable term of the patent was used in determining the estimated useful life.

The Company employed the Multi-period Excess Earnings Method (“MPEEM”) valuation method to determine the fair value of the Company’s brand name intangible based on the present value of the after-tax cash flows attributable to the brand name. The patented formulations intangible employed the relief from royalty method of the income approach to value the developed technology which is based on the present value of the after-tax royalty savings attributable to owning the intangible asset. The Company valued the customer relationship intangible using the distributor method, a version of the MPEEM based on the present value of after-tax cash flows attributable to the asset.

Costs related to the Acquisition are expensed as incurred. In connection with the Acquisition, the Company recorded transaction expenses totaling $16,499 for the year ended December 31, 2020 within the consolidated statements of operations and comprehensive income.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets include the following:

	December 31, 2020 (Successor)
	Estimated Useful Life	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Brand name	25 years	$952,000	$(37,234)	$914,766
Patented formulations	15 years	136,000	(8,865)	127,135
Customer relationships	20 years	53,000	(2,591)	50,409

Total finite-lived intangibles		1,141,000	(48,690)	1,092,310
Goodwill	Indefinite	168,300	—	168,300

Total goodwill and other intangibles		$1,309,300	$(48,690)	$1,260,610

The Company has not recognized any impairment charges on its goodwill or intangible assets, as the anticipated future cash flows generated by each of these assets remain substantially in excess of their carrying values.

Amortization expense on the finite-lived intangible assets was $48,690 for the year ended December 31, 2020. The amortization of brand name and customer relationships of $39,825 is recorded in the consolidated statements of operations and comprehensive income. The amortization for patented formulations is $8,865, of which $2,813 is allocated to finished goods inventory and $6,052 to cost of sales, recorded in the consolidated statements of operations and comprehensive income. The 2019 predecessor period includes unamortized patent costs of $256, which was fair valued as part of the Acquisition and included in patented formulations.

The estimated future amortization expense related to the finite-lived intangible assets as of December 31, 2020, is as follows:

Year ending December 31,
2021	$49,797
2022	49,797
2023	49,797
2024	49,797
2025	49,797
Thereafter	843,325

Total	$1,092,310

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses as of December 31, 2020 and December 31, 2019 consisted of the following:

	For the Year Ended
	December 31, 2020 (Successor)	December 31, 2019 (Predecessor)
Deferred revenue	$2,314	$1,100
Accrued sales and income taxes	3,100	537
Accrued other	2,931	400
Payroll liabilities	1,517	103

Accrued expenses and other current liabilities	$9,862	$2,140

NOTE 8 - LONG-TERM DEBT

Debt consisted of the following on December 31, 2020 (Successor):

	January 2020 Credit Agreement	December 2020 Amendment	Total
Long-term debt
Original term loan borrowing	$441,562	$347,785	$789,347
Debt issuance costs	(8,810)	(5,054)	(13,864)

Total term loan debt	432,752	342,731	775,483
Less: Current portion	(11,250)	(8,862)	(20,112)

Long-term debt, net of current portion	$421,502	$333,869	$755,371

Credit Agreement, as amended

On January 8, 2020, the Company entered into a secured credit agreement (the “Original Credit Agreement”), consisting of a $450,000 term loan facility (the “Term Loan”) and a $50,000 revolving facility (the “Revolver”), which includes a $10,000 letter of credit sub-facility and a $5,000 swingline loan facility. In addition, on December 18, 2020 the Company entered into a First Incremental Amendment to the Credit Agreement (the “Amendment,” and the Credit Agreement, as amended by the Amendment, and as otherwise amended, modified or supplemented prior to the date hereof, the “Credit Agreement”) to increase the Term Loan Facility by $350,000 and increase the Revolver capacity by $1,000 to a revised $800,000 Term Loan Facility and $51,000 Revolver. The unused balance of the Revolver as of December 31, 2020 was $51,000.

Under the Credit Agreement, the Company incurred original issue discount (“OID”) costs of $10,000, and $527 of third-party issue costs. In connection with the incremental borrowing pursuant to the Amendment, the Company incurred OID costs of $3,500 and $1,590 of third-party issue costs.

OID costs and debt issue costs are amortized on a straight-line basis, which approximates the effective interest method, over the Term Loan period maturing on January 8, 2026. The Revolver is amortized over the term of the Revolver facility that matures on January 8, 2025. The amortization is recorded in interest expense in the consolidated statements of operations and comprehensive income.

The interest rate on outstanding debt under the Term Loan Facility is 7.5%. The interest rates for all facilities are calculated based upon the Company’s election between the published LIBO rate at time of election plus an additional interest rate spread, or the Alternate Base Rate plus an additional interest rate spread. As of December 31, 2020, there was no balance outstanding under the Revolver, including letters of credit and swingline loans. Interest expense was $38,645 for the year ended December 31, 2020 recorded in interest (expense) income, net in the consolidated statements of operations and comprehensive income.

The Credit Agreement includes reporting, financial, and maintenance covenants that require, among other things, for the Company to comply with certain maximum secured leverage ratios, which the Company was in compliance with on December 31, 2020. Substantially all the assets of the Company constitute collateral under the Term Loan and Revolver facilities.

NOTE 9 - INCOME TAXES

The Company’s breakdown of the income before provision for income taxes for the year ended December 31, 2020 (Successor) is as follows:

2020
United States	$47,221
Foreign	37

Total income before taxes	$47,258

The components of the provision for income taxes were as follows:

2020
Current provision:
Federal	$11,314
State and Local	1,079
Foreign	15

Total current provision	12,408
Federal	(4,204)
State and Local	(224)
Foreign	—

Total deferred provision	(4,428)

Total provision for income taxes	$7,980

Significant components of the Company’s deferred tax assets and liabilities are as follows:

2020
Deferred Tax Assets:
Inventory adjustments	$258
Capitalized transaction costs	3,218
Deferred revenue	172
Accrued expenses and other current liabilities	637
Share-based compensation	321
Intangible assets	8,549

Total Deferred Tax Assets	13,155

Deferred Tax Liabilities:
Goodwill	2,264
Other current assets	61

Total Deferred Tax Liabilities	2,325

Net Deferred Tax Assets	$10,830

The following table provides a reconciliation between the U.S. federal statutory rate and the Company’s effective tax rate as of December 31, 2020:

2020
U.S. federal statutory income tax rate	21.00%
Foreign derived intangible income deduction	(5.20%)
State and local income taxes, net of federal benefit	1.81%
Other	(0.72%)

Effective Tax Rate	16.89%

In 2020, the effective tax rate was lower than the U.S. federal statutory tax rate primarily due to the foreign derived intangible income deduction. This deduction results in income from the Company’s sales to foreign customers being taxed at a lower effective tax rate.

The Company assesses positive and negative evidence for each jurisdiction to determine whether it is more likely than not that existing deferred tax assets will be realized. As of December 31, 2020, no valuation allowance was recorded as the Company has concluded that its net deferred tax assets are more likely than not to be realized.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority based on the technical merits. The Company had no uncertain tax positions as of December 31, 2020 and does not expect any significant change in its unrecognized tax benefits within the next 12 months.

On March 27, 2020, the U.S. Federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The CARES Act is an emergency economic stimulus package in response to the COVID-19 pandemic, which among other things contained numerous income tax provisions. The Company did not avail itself of any of the elective provisions of the CARES Act, including the Payroll Protection Program or Employee Protection Credit incentives, or payroll tax deferral. The CARES Act did not have a material impact on the Company’s consolidated financial statements.

In the normal course of business, the Company and its subsidiaries may be examined by various taxing authorities, including the Internal Revenue Service in the U.S. As of December 31, 2020, the Company remained subject to examination in the United States and U.K. for the 2020 tax year.

NOTE 10 – SHARE-BASED COMPENSATION

The Company grants share-based options under the Penelope Holdings Corp. 2020 Omnibus Equity Incentive Plan (the “Plan”). All outstanding options have been in the form of options to purchase common stock of Penelope Holdings Corp. with vesting based on either time or market (performance) conditions. The time-based service options are eligible to vest in equal installments on the first five anniversaries of the vesting start date, subject to the option holder’s continued service through the applicable vesting date. The performance condition options are eligible to vest based on specified rates of return on invested capital of the third-party investors. Upon a qualifying initial public offering (“IPO”) the unvested performance condition options that would have vested had the third-party investors were to sell for cash their equity in the Company at the IPO price will convert to time-based service options, vesting ratably on the first three anniversaries of the IPO, subject to the option holder’s continued service through the applicable vesting date.

As of December 31, 2020, a total of 106,596 shares have been authorized for issuance under the Plan, and 40,330 remain available to grant. As of December 31, 2020, there were 66,266 options outstanding under the Plan.

Share-based compensation expense for the year ended December 31, 2020 of $1,527 was recognized in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. As of December 31, 2020, the Company had not recognized compensation costs on unvested share-based options of $9,646 with a weighted average remaining recognition period of 4.4 years for time-based and 3.5 years for performance-based share options.

Time-based service options

The following table summarizes the activity for options that vest solely based upon the satisfaction of a time-based service condition as follows:

	Options Outstanding	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Granted	23,700	$594	$26,780
Cancelled/Forfeited	—	—	—

Outstanding December 31, 2020	23,700	594	26,780

Vested and exercisable December 31, 2020	—	$—	$—

Additional information relating to time-based service options is as follows:

Year Ended December 31, 2020 (Successor)
Share-based compensation expense	$1,098
Weighted-average grant date fair value of options granted (per share)	$364
Unrecognized compensation expense	$7,518

Performance-based options

The following table summarizes the activity for options that vest based upon the satisfaction of a performance condition as follows:

	Options Outstanding	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Granted	42,566	$545	$50,183
Cancelled/Forfeited	—	—	—

Outstanding December 31, 2020	42,566	545	50,183

Vested and exercisable December 31, 2020	—	$—	$—

Additional information relating to performance-based options is as follows:

Year Ended December 31, 2020 (Successor)
Share-based compensation expense	$429
Weighted-average grant date fair value of options granted (per share)	$60
Unrecognized compensation expense	$2,107

The fair value of time and performance share-based options granted were calculated using the following assumptions:

Year Ended December 31, 2020 (Successor)
Expected term (years)	4 – 6.5
Expected volatility (%)	30
Risk-free interest rate (%)	0.37 – 1.87
Expected dividend yield (%)	—

The determination of the fair value of share-based options on the date of grant using a using a Black-Scholes formula and Monte Carlo simulation approach for the value of time and performance-based vesting options, respectively, is affected by the fair value of the underlying common stock. It is also affected by assumptions regarding a number of variables that are complex and generally require significant judgement. The assumptions used in the Black-Scholes and Monte Carlo option-pricing models to calculate value of stock options were:

Expected term

The expected term of the options represents the period of time that the options are  expected to be outstanding. The expected term of the time-based service options has been estimated to be the midpoint between the expected vesting date and the expiration date of the options of 6.5 years. The expected term of the performance-based options has been estimated to be 4 years.

Expected volatility

As the Company does not have any trading history for its common stock, the expected stock price volatility for the common stock was estimated by taking the average historic price volatility for industry peers based on historic weekly price return observations over a 10-year look back period. Industry peers consist of several public companies within the same industry, which are of similar size, complexity and stage of development.

The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

Risk-free interest rate

The risk-free interest rate was based on the U.S. Constant Maturity Treasury rate, with maturities similar to the expected term.

Expected Dividend Yield

The Company does not anticipate paying any dividends in the foreseeable future. As such, the Company uses an expected dividend yield of zero.

NOTE 11 - EQUITY

Predecessor - The 2019 Members’ Equity includes the combined capital and retained earnings of the Olaplex business acquired by the Company on January 8, 2020.

Successor - As part of the Acquisition of the Olaplex business, the Company issued 959.4 million common shares to its Parent for consideration of $959,368. During the year, an additional 0.5 million shares were issued for consideration of $500 for a combined 959.9 million shares and total consideration of $959,868. On December 18, 2020 the Company paid a cash dividend of $470,000 or $489.65 per share to Parent.

NOTE 12 - RELATED PARTY TRANSACTIONS

Olaplex Sales Corp, an affiliated company of the predecessor entity, was not acquired by the Company on January 8, 2020. As of December 31, 2019, the predecessor entity’s financial statements included a liability amount presented as Due to affiliate in the accompanying predecessor entity consolidated balance sheet for $6,597 pertaining to international sales commission obligations. In addition, the Company received $300 from Advent Funds, a shareholder of its Parent, to be expended as charitable donations of which $20 remains unpaid as of December 31, 2020.

NOTE 13 - CONTINGENCIES

From time to time, the Company is subject to various legal actions arising in the ordinary course of business. The Company cannot predict with reasonable assurance the outcome of these legal actions brought against us as they are subject to uncertainties. Accordingly, any settlement or resolution in these legal actions may occur and affect our net income in such period as the settlement or resolution. The Company does not believe the outcome of any existing legal actions would have a material adverse effect on the consolidated financial statements as of December 31, 2020, taken as a whole.

NOTE 14 – EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) profit-sharing plan (the “401(k) Plan”) for eligible employees. Participants may make voluntary contributions up to the maximum amount allowable by law. The Company may make contributions to the 401(k) Plan on a discretionary basis. The Company has not made any employer contributions during the December 31, 2020 fiscal year.

NOTE 15 – NET INCOME PER SHARE (UNIT)

The following is a reconciliation of the numerator and denominator in the basic and diluted net income per common share (unit) computations:

	Year Ended December 31, 2020 (Successor)	Year Ended December 31, 2019 (Predecessor)
Numerator:
Net Income	$39,278	$60,879

Denominator:
Weighted average common shares (units) outstanding - basic	941,313	1,000,000
Dilutive common equivalent shares (units) from equity options	2,124	—

Weighted average common shares (units) outstanding - diluted	943,437	1,000,000

Net income per share (unit):
Basic	$41.73	$60.88
Diluted	$41.63	$60.88

NOTE 16 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 25, 2021, the date which the consolidated financial statements were available to be issued.

Pursuant to the purchase agreement with the Sellers, the Company was required to pay certain amounts in connection with the final resolution of certain litigation and contingency matters involving LIQWD, Inc., a predecessor entity to the Company, substantially all of whose assets and liabilities were purchased as part of the Acquisition (the “LIQWD Matters”).

During April 2021, the Company and the Sellers commenced negotiations concerning the amount to be paid to the Sellers by the Company in connection with a potential settlement of the LIQWD Matters and, in May 2021, the Company reached agreement with the Sellers on the amount to be paid by the Company to the Sellers in full satisfaction of the contingency provisions in the purchase agreement related to the LIQWD Matters.

Accordingly, the Company has accrued approximately $14,000 included in selling, general, and administrative costs during the quarter ending June 30, 2021, associated with the amounts to be paid by the Company in connection with the final resolution of the LIQWD Matters. The amounts accrued, all of which have been paid in May 2021, in connection with the final settlement of the LIQWD Matters, represent the total cost to the Company in resolving the LIQWD Matters.

No amounts have been recorded related to the resolution of the LIQWD Matters in the accompanying consolidated financial statements as of and for the year ended December 31, 2020, given the associated claim, negotiation and resolution of the amounts to be paid to the Sellers in connection with the LIQWD Matters occurred during the quarter ending June 30, 2021, after the end of the accounting measurement period for the Acquisition.

As a result of the foregoing agreement with the Sellers and the resulting approval by the Sellers of the settlement of the LIQWD Matters, all outstanding claims of Sellers and the Company associated with the LIQWD Matters have been resolved.

Penelope Holdings Corp. and subsidiaries

Condensed consolidated balance sheets (unaudited)

As of June 30, 2021 and December 31, 2020

(In thousands, except shares)

	June 30, 2021	December 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$76,430	$10,964
Accounts receivable, net	43,092	14,377
Inventory	57,189	33,596
Other current assets	5,844	2,422

Total current assets	182,555	61,359
Property and equipment, net	97	34
Intangible assets, net	1,067,412	1,092,310
Goodwill	168,300	168,300
Deferred taxes	9,499	10,830

Total assets	$1,427,863	$1,332,833

Liabilities and stockholder’s equity
Current Liabilities:
Accounts payable	$17,538	$16,815
Accrued expenses and other current liabilities	16,155	9,862
Current portion of long-term debt	20,112	20,112

Total current liabilities	53,805	46,789
Long-term debt	746,696	755,371

Total liabilities	800,501	802,160

Contingencies (Note 13)

Stockholder’s equity:
Common stock, $0.001 par value; 2,000,000 shares authorized as of June 30, 2021 and December 31, 2020; 960,185 and 959,868 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	960	960
Additional paid-in capital	531,520	529,713
Retained earnings	94,882	—

Total stockholder’s equity	627,362	530,673

Total liabilities and stockholder’s equity	$1,427,863	$1,332,833

The accompanying notes are an integral part of these condensed consolidated financial statements.

Penelope Holdings Corp. and subsidiaries

Condensed consolidated statements of operations and comprehensive income (loss) (unaudited)

For the six months ended June 30, 2021 and June 30, 2020

(In thousands)

	Six Months Ended June 30,
	2021	2020
Net sales	$270,243	$99,608
Cost of sales:
Cost of product (excluding amortization)	51,397	54,667
Amortization of patented formulations	4,719	2,465

Total cost of sales	56,116	57,132

Gross profit	214,127	42,476
Operating expenses:
Selling, general, and administrative	45,067	15,076
Amortization of other intangible assets	20,364	19,461
Acquisition costs	—	16,011

Total operating expenses	65,431	50,548

Operating income (loss)	148,696	(8,072)
Interest expense	(31,065)	(18,783)
Other (expense) income, net	(204)	(126)

Income (loss) before provision for income taxes	117,427	(26,981)
Income tax provision (benefit)	22,545	(4,556)

Net income (loss)	$94,882	$(22,425)

Comprehensive income (loss)	$94,882	$(22,425)
Net income (loss) per share:
Basic	$98.83	$(24.31)
Diluted	$97.55	$(24.31)
Weighted average common shares outstanding:
Basic	960,098	922,450
Diluted	972,681	922,450

The accompanying notes are an integral part of these condensed consolidated financial statements.

Penelope Holdings Corp. and subsidiaries

Condensed consolidated statements of changes in equity (unaudited)

For the six months ended June 30, 2021 and June 30, 2020

(In thousands, except shares)

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Equity
	Shares	Amount
Balance as of December 31, 2020	959,868	$960	$529,713	—	$530,673

Issuance of common stock	317	—	633	—	633
Net income	—	—	—	94,882	94,882
Share-based compensation expense	—	—	1,174	—	1,174

Balance - June 30, 2021	960,185	$960	$531,520	$94,882	$627,362

Balance - January 1, 2020
Issuance of common stock	959,868	$960	$958,908	$—	$959,868
Net loss	—	—	—	(22,425)	(22,425)
Share-based compensation expense	—	—	421	—	421

Balance - June 30, 2020	959,868	$960	$959,329	$(22,425)	$937,864

The accompanying notes are an integral part of these condensed consolidated financial statements.

Penelope Holdings Corp. and subsidiaries

Condensed consolidated statements of cash flow (unaudited)

For the six months ended June 30, 2021 and June 30, 2020

(In thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$94,882	$(22,425)
Adjustments to reconcile net income (loss) to net cash from operations provided by operating activities:
Amortization of patent formulations	4,719	2,465
Amortization of other intangibles	20,364	19,461
Amortization of fair value of acquired inventory	—	36,775
Amortization of debt issuance costs	1,380	838
Deferred taxes	1,331	(2,214)
Share-based compensation expense	1,174	421
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable, net	(28,715)	(5,653)
Inventory	(23,777)	(350)
Other current assets	(3,421)	(611)
Accounts payable	723	2,364
Accrued expenses and other current liabilities	6,293	2,503

Net cash provided by operating activities	74,953	33,574

Cash flows from investing activities:
Purchase of property and equipment	(64)	(32)
Business acquisition, net of acquired cash	—	(1,381,582)

Net cash (used in) investing activities	(64)	(1,381,614)

Cash flows from financing activities:
Proceeds from the issuance of stock	633	959,867
Proceeds from Revolver	—	50,000
Principal payments of Term Loan	(10,056)	(2,813)
Proceeds from the issuance of Term Loan	—	450,000
Payments of debt issuance costs	—	(10,526)

Net cash (used in) provided by financing activities	(9,423)	1,446,528

Net increase in cash and cash equivalents	65,466	98,488
Cash and cash equivalents - beginning of period	10,964	—

Cash and cash equivalents - end of period	$76,430	$98,488

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$22,731	$—
Cash paid during the period for interest	32,006	16,182
Supplemental disclosure of noncash activities:
Deferred offering costs included in accounts payable and accrued expenses	$626	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

PENELOPE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(DOLLARS IN THOUSANDS, EXCEPT SHARES)

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Penelope Holdings Corp. (“Penelope” together with its subsidiaries, the “Company” or “we”) is a wholly owned subsidiary of Penelope Group Holdings, L.P. (the “Parent”). Penelope was formed as a Delaware corporation on November 13, 2019. Penelope is organized as a holding company and operates through its wholly owned subsidiary, Olaplex, Inc., which conducts business under the name “Olaplex”. Olaplex develops and manufactures shampoos, conditioners and specialty products that are used to protect, strengthen, and rebuild broken bonds in damaged hair caused by damage from chemical, thermal, and mechanical processes.

On January 8, 2020 (the “Acquisition Date”), a group of third-party investors, through Penelope, acquired 100% of the Olaplex LLC business, including the intellectual property operations of another affiliated business, LIQWD, Inc. (“LIQWD IP”, “Sellers”, “Olaplex business”) for $1,381,582 (the “Acquisition”). Subsequent to the Acquisition Date, all of the operations of Olaplex are comprised of the operations of Olaplex, Inc.

In these financial statements, the term “Olaplex” is used to refer to either the operations of the business prior or after the Acquisition depending on the respective period discussed.

COVID-19—On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The global spread and unprecedented impact of COVID-19 continues to create significant volatility, uncertainty and economic disruption. The Company’s operations and its financial results including net sales, gross profit, and selling, general, and administrative expenses were impacted by COVID-19 in 2020, however the Company is unable to estimate the impact of COVID-19 on its operations.

The extent of COVID-19’s effect on the Company’s operational and financial performance will depend on future developments, including the ultimate duration, spread and intensity of the pandemic (including any resurgences), impact of the new COVID-19 variants and the rollout of COVID-19 vaccines, and the level of social and economic restrictions imposed in the United States and abroad in an effort to curb the spread of the virus, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of the COVID-19 pandemic on the Company’s business, results of operations, financial condition or liquidity. Future events and effects related to COVID-19 cannot be determined with precision and actual results could differ from estimates or forecasts.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and with the instructions to Securities and Exchange Commission (“SEC”) Article 10 of Regulation S-X. Accordingly, these financial statements do not include all information and footnotes required by US GAAP for complete financial statements, and are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2021 or for any other interim period or for any other future fiscal year. The balance sheet as of December 31, 2020, included herein, was derived from the audited financial statements as of that date, but does not include all disclosures including certain notes required by US GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been or omitted pursuant to such rules and regulations. Therefore, these interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2020 and notes included elsewhere in this registration statement In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of the results of operations, financial position and cash flows for the periods presented have been reflected. The Company believes that the disclosures provided herein are adequate to prevent the information presented from being misleading.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There have been no material changes in significant accounting policies as described in the Company’s consolidated financial statements for the year ended December 31, 2020.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples of estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, variable consideration, and other obligations such as product returns and refunds; loss contingencies; the fair value of share-based options and cash-settled units; the fair value of and/or potential impairment of goodwill and intangible assets for our reporting unit; useful lives of our tangible and intangible assets; allowances for doubtful accounts; the net realizable value of, and demand for our inventory. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company’s Level 1 assets consist of its marketable securities.

Level 2—Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that are not corroborated by market data.

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The Company’s long-term debt is recorded at its carrying value in the consolidated balance sheets, which may differ from fair value.

The gross carrying amount of the Company’s bank debt, before reduction of the debt issuance costs, approximates its fair values as the stated rate approximates market rates for loans with similar terms as of June 30, 2021 and December 31, 2020.

Deferred Offering Costs

Deferred offering costs consist of costs incurred in connection with the anticipated sale of the Company’s common stock in an initial public offering (“IPO”), including certain legal, accounting, and other IPO related costs. After completion of the IPO, deferred offering costs are recorded in stockholders’ equity as a reduction from the proceeds of the offering. Should the Company terminate its planned IPO, receive no proceeds from the IPO or if there is a significant delay, the deferred offering costs would be expensed to operating expenses in the consolidated statements of comprehensive income. No deferred offering costs were recorded as of June 30, 2020. As of June 30, 2021, $702 of deferred offering costs had been recorded in other current assets on the Company’s consolidated balance sheets. Refer to Note 15 Subsequent Events for further discussion.

Segment Reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria effective the second quarter of 2021, the Company revised its structure from managing its business on the basis of one operating segment to three operating segments that are aggregated into one reportable segment given the operating segments have similar economic characteristics, classes of consumers, products, production, distribution methods, and operate in the same regulatory environments. This did not result in a change in the Company’s reportable segment.

Recently Adopted Accounting Pronouncements

If the Company or its prospective parent company becomes public or is public, the Company expects such public company to be an “emerging growth company.” The JOBS Act allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

Recent Accounting Guidance Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company will adopt this accounting standard on January 1, 2022 and does not believe this standard will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. The amendments in the ASU are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application of the amendments is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides an optional expedient and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In response to the concerns about structural risks of interbank offered rates (“IBORs”) and, particularly, the risk of cessation of the LIBOR, regulators in several jurisdictions around the world have undertaken reference rate reform initiatives to identify alternative reference rates that are more observable or transaction based and less susceptible to manipulation. The ASU provides companies with optional guidance to ease the potential accounting burden associated with transitioning away from reference rates that are expected to be discontinued. The ASU can be adopted no later than December 1, 2022 (fiscal year 2023) with early adoption permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements and related disclosures.

NOTE 3 - INVENTORY

Inventory as of June 30, 2021 and December 31, 2020 consisted of the following:

	June 30, 2021	December 31, 2020
Raw materials	$9,906	$7,773
Finished goods	47,283	25,823

Inventory	$57,189	$33,596

NOTE 4 – NET SALES

The Company distributes products through national and international professional distributors and retailers as well as direct-to-consumer (“DTC”) through e-commerce channels. The marketing and consumer engagement benefits that the Company’s channels provide are integral to the Company’s brand and product development strategy and drives sales across channels. As such, the Company’s three business channels consist of professional, specialty retail and DTC as follows:

	For the Six Months Ended
	June 30, 2021	June 30, 2020
Net sales by Channel:
Professional	$126,877	$56,195
Specialty retail	69,858	16,606
DTC	73,508	26,807

Total Net sales	$270,243	$99,608

Revenue by major geographic region is based upon the geographic location of customers who purchase our products. During the six months ended June 30, 2021 and June 30, 2020, our Net sales to consumers in the United States and International regions were as follows:

	For the Six Months Ended
	June 30, 2021	June 30, 2020
Net sales by Geography:
United States	$158,613	$56,009
International	111,630	43,599

Total Net sales	$270,243	$99,608

United Kingdom net sales for the six months ended June 30, 2021 and June 30, 2020 were 12% and 14% of total net sales, respectively. No other International country exceeds 10% of total net sales.

NOTE 5 - BUSINESS COMBINATIONS

On January 8, 2020, the Company completed an acquisition to acquire the net assets of the Olaplex business and 100% of voting equity interests. The purchase price was $1,381,582 in net cash paid.

Information regarding the net cash consideration paid and fair value of the assets and liabilities assumed at the acquisition date is as follows:

Fair value of assets acquired	$1,216,259
Goodwill	168,300
Fair value of liabilities assumed	(2,977)

Net cash paid for acquisition	$1,381,582

Purchase price is comprised of:
Cash, net of acquired cash	$1,381,582

Net cash paid for acquisition	$1,381,582

Allocation of purchase price:
Net tangible assets (liabilities):
Inventory	$61,262
Accounts receivable and other current assets	7,595
Deferred tax assets	6,402
Liabilities	(2,977)

Net tangible assets	72,282

Identifiable intangible assets:
Brand name	952,000
Product formulations	136,000
Customer relationships	53,000

Total identifiable intangible assets	1,141,000
Goodwill	168,300

Net assets acquired	$1,381,582

For this business combination, brand name, product formulations, and customer relationships were assigned estimated useful lives of 25 years, 15 years, and 20 years, respectively, the weighted average of which is approximately 23.6 years.

Costs related to the acquisition are expensed as incurred. In connection with the acquisition, the Company recorded transaction expenses totaling $16,011 for the six months ended June 30, 2020 within the unaudited condensed consolidated statements of operations and comprehensive income.

NOTE 6 - GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are comprised of the following:

	June 30, 2021
	Estimated Useful Life	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Brand name	25 years	$952,000	$(56,273)	$895,727
Product formulations	15 years	136,000	(13,399)	122,601
Customer relationships	20 years	53,000	(3,916)	49,084

Total finite-lived intangibles		1,141,000	(73,588)	1,067,412
Goodwill	Indefinite	168,300	—	168,300

Total goodwill and other intangibles		$1,309,300	$(73,588)	$1,235,712

Amortization expense on the finite-lived intangible assets were $25,083 and $21,926 for the six months ended June 30, 2021 and 2020. The amortization of brand name and customer relationships of $20,364 and $19,461 for the six months ended June 30, 2021 and 2020 is recorded in the consolidated statements of operations and comprehensive income. The amortization for patented formulations for the six months ended June 30, 2021 is $4,533, of which $2,627 was allocated to finished goods inventory and $1,906 to cost of sales. Additionally, $2,813 previously capitalized amortization was expensed in the six month period ending June 30, 2021 for a total of $4,719 amortization to cost of sales. The amortization for patented formulations for the six months ended June 30, 2020 is $4,332, of which $1,867 is allocated to finished goods inventory and $2,465 to cost of sales, recorded in the consolidated statements of operations and comprehensive income.

	December 31, 2020
	Estimated Useful Life	Gross Carrying Amount	Accumulated amortization	Net carrying amount
Brand name	25 years	$952,000	$(37,234)	$914,766
Product formulations	15 years	136,000	(8,865)	127,135
Customer relationships	20 years	53,000	(2,591)	50,409

Total finite-lived intangibles		1,141,000	(48,690)	1,092,310
Goodwill	Indefinite	168,300	—	168,300

Total goodwill and other intangibles		$1,309,300	$(48,690)	$1,260,610

Remaining amortization of the intangible assets is as following for the next five years and beyond.:

2021	$24,897
2022	49,797
2023	49,797
2024	49,797
2025	49,797
Thereafter	843,327

Total	$1,067,412

NOTE 7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses as of June 30, 2021 and December 31, 2020 consisted of the following:

	June 30, 2021	December 31, 2020
Deferred revenue	$5,277	$2,314
Accrued sales and income taxes	7,812	3,100
Accrued other	609	2,931
Payroll liabilities	2,457	1,517

Accrued expenses and other current liabilities	$16,155	$9,862

NOTE 8 - LONG-TERM DEBT

Debt consisted of the following on June 30, 2021:

	January 2020 Credit Agreement	December 2020 Amendment	Total
Long term debt
Original term loan borrowing	$435,938	$343,353	$779,291
Debt issuance costs	(7,933)	(4,550)	(12,483)

Total term loan debt	428,005	338,803	766,808
Less: Current portion	(11,250)	(8,862)	(20,112)

Long term debt, net of current portion	$416,755	$329,941	$746,696

Debt consisted of the following on December 31, 2020:

	January 2020 Credit Agreement	December 2020 Amendment	Total
Long term debt
Original term loan borrowing	$441,562	$347,785	$789,347
Debt issuance costs	(8,810)	(5,054)	(13,864)

Total term loan debt	432,752	342,731	775,483
Less: Current portion	(11,250)	(8,862)	(20,112)

Long term debt, net of current portion	$421,502	$333,869	$755,371

The interest rate on outstanding debt under the Term Loan Facility is 7.5%. The interest rates for all facilities are calculated based upon the Company’s election between the published LIBOR rate at time of election plus an additional interest rate spread, or the Alternate Base Rate plus an additional interest rate spread. As of June 30, 2021 and December 31, 2020, there was no balance outstanding under the Revolver, including letters of credit and swingline loans. Interest expense was $31,065 and $18,783 for the six months ended June 30, 2021 and 2020, respectively, recorded in interest (expense) income, net in the consolidated statements of operations and comprehensive income.

The Credit Agreement includes reporting, financial, and maintenance covenants that require, among other things, for the Company to comply with certain maximum secured leverage ratios, which the Company was in compliance with on June 30, 2021. Substantially all the assets of the Company constitute collateral under the Term Loan and Revolver facilities.

NOTE 9 - INCOME TAXES

The Company computes its provision (benefit) for income taxes by applying the estimated annual effective tax rate to pretax income and adjusts the provision for discrete tax items recorded in the period.

For the six months ended June 30, 2021 and 2020, the Company recorded income tax expense (benefit) of $22,545 and ($4,556), respectively. The effective tax rates for the six months ended June 30, 2021 and 2020 were 19.2% and 16.9%, respectively. The effective tax rate for the six months ended June 30, 2021 and 2020 differed from the U.S. federal statutory tax rate of 21% primarily due to foreign derived intangible income deduction. This deduction results in income from the Company’s sales to foreign customers being taxed at a lower effective tax rate.

NOTE 10 - SHARE-BASED COMPENSATION

The Company grants share-based options under the Penelope Holdings Corp. 2020 Omnibus Equity Incentive Plan (the ”Plan”). All outstanding options have been in the form of options to purchase common stock of

Penelope Holdings Corp. with vesting based on either time or market (performance) conditions. The time-based service options are eligible to vest in equal installments on the first five anniversaries of the vesting start date, subject to the option holder’s continued service through the applicable vesting date. The performance condition options are eligible to vest based on specified rates of return on invested capital of the third party investors. Upon a qualifying initial public offering (“IPO”) the unvested performance condition options that would have vested had the third-party investors were to sell for cash their equity in the Company at the IPO price will convert to time-based service options, vesting ratably on the first three anniversaries of the IPO, subject to the option holder’s continued service through the applicable vesting date.

As of June 30, 2021, a total of 106,596 shares have been authorized for issuance under the Plan, and 37,830 remain available to grant. As of June 30, 2021, there were 68,766 options outstanding and 3,500 options forfeited under the Plan.

Share-based compensation expense for the six-months ended June 30, 2021 and June 30, 2020 of $1,174 and $421, respectively, was recognized in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. As of June 30, 2021, the Company had not recognized compensation costs on unvested share-based options of $11,229 with a weighted average remaining recognition period of 4.4 years for time-based and 3.5 years for performance-based share options.

Time-based service options

The following table summarizes the activity for options that vest solely based upon the satisfaction of a time-based service condition as follows:

	Options Outstanding	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2020	23,700	$594
Granted	3,418	2,136
Cancelled/Forfeited	(2,000)	(654)

Outstanding June 30, 2021	25,118	$801

Vested and exercisable June 30, 2021	3,760	$510

Additional information relating to time-based service options is as follows:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Share-based compensation expense	$843	$297
Weighted-average grant date fair value of options granted (per share)	$409	$341
Unrecognized compensation expense	$8,315	$5,971

The fair value of time share-based options granted were calculated using the following assumptions:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Expected term (years)	6.5	6.5
Expected volatility (%)	30	30
Risk-free interest rate (%)	1.48 – 1.62	1.87
Expected dividend yield (%)	—	—

Performance-based options

The following table summarizes the activity for options that vest based upon the satisfaction of a performance condition as follows:

	Options Outstanding	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2020	42,566	$545
Granted	2,582	2,135
Cancelled/Forfeited	(1,500)	(652)

Outstanding June 30, 2021	43,648	$636

Vested and exercisable June 30, 2021	—	$—

Additional information relating to performance-based options is as follows:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Share-based compensation expense	$330	$124
Weighted-average grant date fair value of options granted (per share)	$85	$56
Unrecognized compensation expense	$2,914	$2,026

The fair value of performance share-based options granted were calculated using the following assumptions:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Expected time to liquidity (years)	0.4	4
Expected volatility (%)	30	30
Risk-free interest rate (%)	1.48 – 1.62	1.87
Expected dividend yield (%)	49	—

Cash Settled Units

In March 2021, under the Plan, the Company granted 1,794 cash settled units to certain employees and other service providers of the Company, 115 of which have been cancelled. The units reflect phantom interests in the Company with vesting based on either time or market (performance) conditions. The time-based service options are eligible to vest in equal installments on the first five anniversaries of the vesting start date, subject to the unit holder’s continued service through the applicable vesting date. The performance condition options are eligible to vest based on specified rates of return on invested capital of the third-party investors. Upon a qualifying initial public offering (“IPO”) the unvested performance condition options that would have vested had the third-party investors were to sell for cash their equity in the Company at the IPO price will convert to time-based service options, vesting ratably on the first three anniversaries of the IPO, subject to (i) the unit holder’s continued service through the applicable vesting date and (ii) the weighted average closing price per share over the thirty (30) consecutive trading days ending on the day immediately prior to the applicable vesting date equaling or exceeding the IPO price on each applicable vesting date. The time-based cash settled liability awards are fair valued at each reporting period and recognized as compensation expense over the five-year service period. The performance-based cash settled awards are contingent upon achieving each market condition and are not expensed until the market condition is achieved. As of June 30, 2021, $149 of time-based compensation expense was recognized by the Company in selling, general, and administrative expenses in the consolidated statements of operations and comprehensive income. As of June 30, 2021, no cash settled units achieved the market condition. The unrecognized compensation time and performance-based compensation expense as of June 30, 2021 is $1,981 and $1,136 respectively.

Six Months Ended June 30, 2021
Compensation expense	$149
Weighted-average exercise price of units granted (per unit)	$2,000
Unrecognized compensation expense	$3,117

The fair value of time and performance-based cash settled units granted were calculated using the following assumptions:

Time-based service units

Six Months Ended June 30, 2021
Expected term (years)	0.7 – 4.7
Expected volatility (%)	25
Risk-free interest rate (%)	0.80
Expected dividend yield (%)	—

Performance-based units

Six Months Ended June 30, 2021
Expected time to liquidity (years)	0.3
Expected volatility (%)	25
Risk-free interest rate (%)	0.80
Expected dividend yield (%)	49

The determination of the fair value of share-based options and cash settled units on the date of grant using a Black-Scholes formula and Monte Carlo simulation approach for the value of time and performance-based vesting options, respectively, is affected by the fair value of the underlying common stock. It is also affected by assumptions regarding a number of variables that are complex and generally require significant judgment. The assumptions used in the Black-Scholes and Monte Carlo option-pricing models to calculate value of share-based options and cash settled units were:

Expected term

The expected term of the share-based options represents the period of time that the options are expected to be outstanding. The expected term of the time-based service options has been estimated to be the midpoint between the expected vesting date and the expiration date of the options of 6.5 years. The calculation of the expected term of the performance-based options has taken into consideration the time to liquidity event of the Company, the vesting schedule and the expiration date of the options.

The expected term of the cash settled units represents the period of time that the units are expected to be outstanding. The expected term of the time-based service units has been estimated to be the vesting dates upon which the payment of the units will be settled. The calculation of the expected term of the performance-based units has taken into consideration the time to liquidity event of the Company and the vesting schedule of the units.

Expected volatility

As the Company does not have any trading history for its common stock, the expected stock price volatility for the common stock was estimated by taking the average historic price volatility for industry peers based on historic weekly price return observations over a 10-year look back period. Industry peers consist of several public companies within the same industry.

The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

Risk-free interest rate

The risk-free interest rate was based on the U.S. Constant Maturity Treasury rate, with maturities similar to the expected term.

Expected Dividend Yield

For the time-based service options and cash settled units, the Company does not anticipate paying any dividends in the foreseeable future and as such, the Company uses an expected dividend yield of 0%. For the performance-based options and cash settled units granted during the six months ended June 30, 2021 and June 30, 2020, the Company took into consideration a dividend yield of 49% and 0%, respectively.

NOTE 11 - EQUITY

During the June 30, 2021 period, the Company has issued 316.7 common shares to its sole shareholder for consideration of $633.

NOTE 12 - RELATED PARTY TRANSACTIONS

The Company received $300 in the 2020 fiscal period from Advent Funds, a shareholder of its Parent, to be expended as charitable donations of which $20 remains unpaid as of June 30, 2021 and December 31, 2020.

In July 2020, the Company entered into an agreement with CI&T, an information technology and software company, pursuant to which CI&T developed the Olaplex professional application. During the six months ended June 30, 2021 and the fiscal year ended December 31, 2020, the Company paid CI&T $159 and $25 respectively, for services related to the development, maintenance and enhancement of the application, all of which were negotiated on an arm’s length basis and on market terms. Certain investment funds affiliated with Advent International Corporation, a shareholder of the Company’s Parent, hold a greater than 10% equity interest in CI&T. CI&T continues to provide services to us for the maintenance and enhancement of the professional application.

NOTE 13 - CONTINGENCIES

From time to time, the Company is subject to various legal actions arising in the ordinary course of business. The Company cannot predict with reasonable assurance the outcome of these legal actions brought against us as they are subject to uncertainties. Accordingly, any settlement or resolution in these legal actions may occur and affect our net income in such period as the settlement or resolution.

Pursuant to the purchase agreement between the Sellers and Advent, the Company was required to pay the Sellers certain amounts in connection with the final settlement of certain litigation and contingency matters involving LIQWD, Inc., a predecessor entity to the Company substantially all of whose assets and liabilities were purchased as part of the Acquisition (the “LIQWD Matters”).

During April 2021, after the end of the accounting measurement period for the Acquisition, the Company and the Sellers commenced negotiations concerning the amount to be paid to the Sellers by the Company in connection with a potential settlement of the LIQWD Matters and, in May 2021, the Company reached agreement with the Sellers on the amount to be paid by the Company to the Sellers in full satisfaction of the contingency provisions in the purchase agreement related to the LIQWD Matters.

Accordingly, the Company has accrued approximately $14,250 expense included in selling, general and administrative costs in the accompanying consolidated financial statements during the quarter ended June 30, 2021, associated with the amounts to be paid by the Company in connection with the final resolution of the LIQWD Matters. The amounts accrued, all of which were paid in May 2021, in connection with the final settlement of the LIQWD Matters, represent the total cost to the Company in resolving the LIQWD Matters.

As a result of the foregoing agreement with the Sellers and the resulting approval by the Sellers of the settlement of the LIQWD Matters, all outstanding claims of the Sellers and the Company associated with the LIQWD Matters have been resolved.

As of June 30, 2021 and December 31, 2020, the Company is not subject to any other currently pending legal matters or claims that could have a material adverse effect on its financial position, results of operations, or cash flows should such litigation be resolved unfavorably.

NOTE 14 - NET INCOME (LOSS) PER SHARE

The following is a reconciliation of the numerator and denominator in the basic and diluted net income per common share computations:

	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
Numerator:
Net Income (loss)	$94,882	$(22,424)

Denominator:
Weighted average common shares outstanding - basic	960,098	922,450
Dilutive common equivalent shares from equity options	12,583	—

Weighted average common shares outstanding - diluted	972,681	922,450

Net income (loss) per share:
Basic	$98.83	$(24.31)
Diluted	$97.55	$(24.31)

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 27, 2021, the date these condensed consolidated financial statements were available to be issued.

During the third quarter of 2021, Parent determined the initial public offering of shares of common stock of Olaplex Holdings, Inc., which will be the parent of the Company as of immediately prior to the initial public offering, will be made solely by certain selling stockholders of Olaplex Holdings, Inc. As of June 30, 2021, the Company has deferred offering costs of $702 in other current assets on the condensed consolidated balance sheet which the Company will expense during the third quarter of 2021. Future offering costs will be expensed as incurred.

             Shares

Common Stock

Goldman Sachs & Co. LLC

J.P. Morgan

Morgan Stanley

Barclays

BofA Securities

Evercore ISI

Jefferies

Raymond James

Cowen

Piper Sandler

Truist Securities

Telsey Advisory Group

Drexel Hamilton

Loop Capital Markets

Through and including             , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the registrant and expected to be incurred in connection with the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the SEC’s registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and Nasdaq listing fee.

SEC registration fee		$10,910
FINRA filing fee		*
Nasdaq listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Registrar and transfer agent fees		*
Accounting fees and expenses		*
Miscellaneous expenses		*
*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our restated certificate of incorporation will provide that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and amended and restated bylaws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans. We will indemnify such persons against expenses, liabilities, and loss (including attorneys’ fees), judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, penalties and amounts paid in settlement actually and reasonably incurred in connection with such action.

We have obtained policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act. Amounts below do not give effect to the Reorganization.

(a) Issuances of Capital Stock

During the year ended December 31, 2020, Penelope Group Holdings issued and sold an aggregate of 857,046.68636 Class A Voting Common Units to the Advent Funds for an aggregate of $857.0 million, at a price of $1,000 per unit, and an aggregate of 102,821.25 Class A Non-Voting Common Units to other investors, certain of our officers and certain members of the Board of Managers of Penelope Group GP for an aggregate of $102.8 million, at a price of $1,000 per unit.

Since January 1, 2021, Penelope Group Holdings has issued and sold an aggregate of 316.7362 Class A Non-Voting Common Units to certain of our officers and certain members of the Board of Managers of Penelope Group GP for an aggregate of $0.6 million, at a price of $2,000 per unit.

No underwriters were involved in the foregoing sales of securities. The sales of securities described above were exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Prior to the completion of this offering, these equity interests will, as part of the Reorganization, be exchanged for shares of our common stock.

(b) Grants and Exercises of Stock Options

During the year ended December 31, 2020, Penelope Holdings Corp. granted options to purchase an aggregate of 66,266 shares of its common stock, with a weighted average option exercise price of $563.85 per share, to employees and members of the Board of Managers of Penelope Group GP pursuant to the 2020 Plan.

Since January 1, 2021, Penelope Holdings Corp. has granted options to purchase an aggregate of 6,000 shares of its common stock, with a weighted average option exercise price of $2,135.42 per share, to employees and members of the Board of Managers of Penelope Group GP pursuant to the 2020 Plan.

Prior to the completion of this offering, these options will, as part of the Reorganization, be exchanged for options to purchase shares of our common stock.

The issuances of the securities described above were exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

2.1*	Form of Contribution Agreement.

3.1	Form of Restated Certificate of Incorporation of Olaplex Holdings, Inc.

3.2	Form of Amended and Restated Bylaws of Olaplex Holdings, Inc.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Ropes & Gray LLP.

10.1*	Form of Registration Rights Agreement.

10.2*	Form of Director and Executive Officer Indemnification Agreement.

10.3	Form of Income Tax Receivable Agreement.

10.4	First Incremental Amendment to the Credit Agreement, dated December 18, 2020, by and among Olaplex, Inc., Penelope Intermediate Corp., MidCap Financial trust, as the Administrative Agent, Swingline Lender and Issuing Bank, the 2020 Incremental Term Loan Lenders, the 2020 Incremental Revolving Facility Lenders, and the other Lenders party thereto.

10.5†	Manufacturing Services Agreement, dated January 1, 2020, by and between Olaplex, Inc. and Cosway Company Inc.

10.6#	Penelope Holdings Corp. 2020 Omnibus Equity Incentive Plan.

10.7#	Form of Nonqualified Stock Option Award Agreement under the 2020 Plan.

10.8#	Offer Letter, dated January 28, 2020, by and between Olaplex, Inc. and JuE Wong.

10.9#	Termination Protection Agreement, dated January 28, 2020, by and between Olaplex, Inc. and JuE Wong.

10.10#	Offer Letter, dated January 8, 2020, by and between Olaplex, Inc. and Tiffany Walden.

10.11#	Termination Protection Agreement, dated January 8, 2020, by and between Olaplex, Inc. and Tiffany Walden.

10.12#	Offer Letter, dated April 28, 2020, by and between Olaplex, Inc. and James MacPherson.

10.13#*	Transition and Separation Letter Agreement, dated April 5, 2021, between Olaplex, Inc. and James MacPherson.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm, as to Penelope Holdings Corp. and Subsidiaries.

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm, as to Olaplex Holdings, Inc.

23.3*	Consent of Ropes & Gray LLP (included in Exhibit 5.1 to this Registration Statement).

24.1	Powers of Attorney (included in the signature pages to this Registration Statement).

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and the registrant customarily and actually treats such information as private or confidential.
#	Indicates a management contract or compensation plan, contract or arrangement.

Item 17. Undertakings.

a)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

b)    The undersigned registrant hereby undertakes that:

(i)

for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Barbara, State of California, on the 27th day of August, 2021.

Olaplex Holdings, Inc.

By:	/s/ JuE Wong
JuE Wong President and Chief Executive Officer

Power of Attorney

Each individual whose signature appears below constitutes and appoints JuE Wong, Tiffany Walden and Eric Tiziani, and each of them, his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on August 27, 2021.

Signature	Title

/s/ JuE Wong JuE Wong	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Eric Tiziani Eric Tiziani	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Tiffany Walden Tiffany Walden	Chief Operating Officer, Chief Legal Officer, and Secretary and Director

/s/ Christine Dagousset Christine Dagousset	Chair of the Board of Directors

/s/ Tricia Glynn Tricia Glynn	Lead Director

/s/ Deirdre Findlay Deirdre Findlay	Director

/s/ Janet Gurwitch Janet Gurwitch	Director

/s/ Martha Morfitt Martha Morfitt	Director

/s/ David Mussafer David Mussafer	Director

/s/ Emily White Emily White	Director

/s/ Michael White Michael White	Director

/s/ Paula Zusi Paula Zusi	Director